82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bionomics Limited

*CURRENT ADDRESS Level 1
77 King William Road
North Adelaide SA 500x
Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 24 2002
THOMSON FINANCIAL

FILE NO. 82- 34682 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DATE : 9/18/02

SUPPL

82-34682

BIONOMICS LIMITED

02 SEP 11 AM 12:50

Tab A	Date	Item Description
1.	06/07/2001	ASIC – Notification of Share Issue
2.	06/18/2001	Appendix 3B – New issue announcement, application for quotation of additional securities and agreement - Options
3.	07/10/2001	Appendix 4C – Quarterly report
4.	07/19/2001	Appendix 3B – New issue announcement, application for quotation of additional securities and agreement – Ordinary Shares
5.	07/30/2001	Notice of Director's Interests (George Morstyn)
6.	08/06/2001	Appendix 3B – New issue announcement, application for quotation of additional securities and agreement - Options
7.	08/07/2001	ASX Announcement – World Leading Biotech Executive Joins Bionomics Board
8.	08/07/2001	ASIC – Form 304 – Change to officeholders – George Morstyn
9.	08/09/2001	Notice of Director's Interests (Deborah Rathjen)
10.	08/17/2002	ASX Announcement - Federal Government Grant Awarded to Bionomics
11.	08/27/2001	ASX Announcement – Underwriting of Options Conversion
12.	09/03/2001	ASX Announcement – Bionomics Gene Implicated in 50% of Breast Cancers
13.	09/07/2001	ASX Announcement – Federal Funding Received by Bionomics
14.	09/11/2001	Notice of Annual General Meeting and Nomination of Directors
15.	09/11/2001	ASX Announcement – Bionomics IP Headed For Commercialisation
16.	09/16/2001	Appendix 4C – Quarterly report
17.	09/20/2001	Media Release – Hybrigen, Inc. and Bionomics Limited Announce Drug Target Discovery Alliance
18.	10/03/2001	ASX Announcement – Angiogenesis Patent Filed on Novel Genes
19.	10/03/2001	Notice of Annual General meeting/2000-2001 Annual Report
20.	10/11/2001	Appendix 3B – New issue announcement – Ordinary Shares
21.	11/01/2001	Notice to Optionholders – Expiry of Options on 30 November 2001
22.	11/08/2001	ASX Announcement – Bionomics Appoints Eminent Cancer Researcher to Scientific Advisory Board
23.	11/08/2001	Chairman's Address Bionomics' AGM – November 8, 2001
24.	11/08/2001	Chief Executive Officer & Managing Director's Address Bionomics' Annual General Meeting – November 8 2001
25.	11/08/2001	ASX Announcement – Notice of outcome in respect of resolutions put to Annual General Meeting
26.	11/11/2001	ASIC – Form 388 copy of financial statements and reports
27.	11/11/2001	Notice of Directors Interest (Christopher Henney)
28.	11/12/2001	ASIC - Form 304 Change to officeholders
29.	11/12/2001	ASX Announcement – Change to Office Holders
30.	11/12/2001	Appendix 3B – New issue announcement – Options
31.	11/12/2001	Notice of Director's Interests (Peter Maddern)
32.	11/14/2001	Notice of Director's Interests (Fraser Ainsworth)
33.	11/20/2001	ASIC - Notification of Share Issue

34.	11/26/2001	Notice of Director's Interests (Deborah Rathjen)
35.	11/26/2001	Notice of Director's Interests (George Morstyn)
36.	12/04/2001	Draft ASX Announcement – Bionomics Secures Major Breast Cancer Grant – Substantial Boost to R&D
37.	12/10/2001	Media Release – Bionomics Secures Global Commercialisation Skills
38.	12/11/2001	Appendix 3B – New issue announcement - Options
39.	12/13/2001	ASIC - Annual Return
40.	01/08/2002	Appendix 3B- New issue announcement, application for quotation of additional securities and agreement
41.	01/08/2002	Appendix 3X – Initial Director's Interest Notice (Christopher Henney)
42.	01/08/2002	Appendix 3X - Initial Director's Interest Notice (Deborah Ann Rathjen)
43.	01/08/2002	Appendix 3X – Initial Director's Interest Notice (Eric Fraser Ainsworth)
44.	01/08/2002	Appendix 3X – Initial Director's Interest Notice (George Morstyn)
45.	01/08/2002	Appendix 3X – Initial Director's Interest Notice (Peter Harry Maddern)
46.	01/21/2002	Appendix 3B – New issue announcement, application for quotation of additional securities and agreement – Options
47.	01/21/2002	Appendix 4C – Quarterly report
48.	01/30/2002	Media Release – Hybrigen, Inc. and Bionomics Limited Expand Drug Target Discovery Alliance
49.	02/26/2002	Appendix 3Y – Change of Director's Interest Notice (George Morstyn)
50.	03/04/2002	Appendix 3Y – Change of Director's Interest Notice (Deborah Rathjen)
51.	03/06/2002	ASIC – Form 203
52.	03/06/2002	ASX Notification – Change of Address, Telephone Number and Facsimile Number of Bionomics Limited Registered Office and Principal Place of Business
53.	03/06/2002	Directors' Report
54.	03/12/2002	Media Release – Genmab Bionomic Limited – Bionomics and Genmab to Co-Develop Human Antibodies for Angiogenesis Targets
55.	03/14/2002	ASX Announcement – Partnerships Move Bionomics Closer to Clinic
56.	04/23/2002	Appendix 4C – Quarterly report
57.	05/08/2002	ASX Request for Trading Halt
58.	05/09/2002	ASX Announcement – Bionomics Signs Collaboration Agreement with Johnson and Johnson Research Pty Limited
59.	05/14/2002	ASX Announcement – Bionomics Expands Patent Portfolio with New Epilepsy Gene Discoveries
60.	05/23/2002	Appendix 3Y – Change of Director's Interest Notice (Peter Maddern)
61.	05/23/2002	Appendix 3Y – Change of Director's Interest Notice (Deborah Rathjen)
62.	05/29/2002	ASX Announcement – Bionomics and Genmab Progress Collaboration with Third Target

63.	06/24/2002	Appendix 3B – New issue announcement, application for quotation of additional securities and agreement – Ordinary Shares
64.	06/28/2002	Form 605 – Notice of ceasing to be a substantial holder
65.	07/08/2002	Appendix 3B – New issue announcement, application for quotation of additional securities and agreement – Unlisted Options
66.	07/08/2002	ASX Announcement – Bionomics Triples Portfolio of Epilepsy Gene Discoveries
67.	07/22/2002	Appendix 4C – Quarterly report for entities admitted on the basis of commitments
68.		Company Profile
69.		Bionomics Limited -Annual Report 2000 -2001

Tab B	Date	Item Description
1.	02/22/2001	Prospectus

207 page 1/1 15 June 2000

ASIC registered agent number

lodging party or agent name BIONOMICS LIMITED
office, level, building name or PO Box no. LEVEL 1
street number & name 77 KING WILLIAM ROAD
suburb/city NORTH ADELAIDE state/territory S.A postcode 5006
telephone (08) 8367 0470
facsimile (08) 8364 0467
DX number suburb/city

02 SEP 11 AM 10:00

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

form **207**

Notification of
share issue

Corporations Law
254X(1)

company name BIONOMICS LIMITED
A.C.N. 075 582 740

Details of the issue

date of issue (d/m/y) 7 / 6 / 2001 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD.	3,495,097	$1-05	NIL.

1. Have all shares been issued for cash only? Yes ☑ No ☐
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No ☐
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

Signature

I certify that the information in this form is true and complete.

print name DEBORAH RATHJEN capacity DIRECTOR.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

BIONOMICS LIMITED

ACN, ARBN or ARSN

075 582 740

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY SHARES
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	THREE MILLION FOUR HUNDRED AND NINETY FIVE THOUSAND AND NINETY SEVEN (3,495,097)
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	FULLY PAID

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	$1.05 (ONE DOLLAR AND FIVE CENTS)
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	TO PROVIDE FURTHER WORKING CAPITAL WHICH PRIMARILY WILL BE USED TO BUILD UPON AND BROADEN BIONOMICS' INTELLECTUAL PROPERTY IN THE AREAS OF BREAST CANCER, EPILEPSY AND ANGIOGENESIS.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	7 JUNE 2001

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
29,631,899 5,760,740	ORDINARY SHARES OPTIONS

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
3,224,560 6,417,933	ORDINARY SHARES OPTIONS

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	NOT APPLICABLE – EARLY STAGE BIOTECHNOLOGY COMPANY

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	

23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	
40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before+quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 7 June 2001
Director

Print name: DEBORAH RATHJEN

== == == == ==

02 SEP 11 AM 10:09

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

BIONOMICS LIMITED

ACN, ARBN or ARSN

075 582 740

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	OPTIONS
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	FIFTEEN THOUSAND (15,000)
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	EXERCISE PRICE: $1.30 EXPIRY DATE: 18/6/2006

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	NIL
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	ISSUED TO DR RAM SESHADRI, A PRINCIPAL SCIENTIST INVOLVED IN THE COMPANY'S BREAST CANCER PROJECT
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	18 JUNE 2001

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	29,631,899 5,760,740	ORDINARY SHARES OPTIONS

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,224,560 6,432,933	ORDINARY SHARES OPTIONS

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	NOT APPLICABLE – EARLY STAGE BIOTECHNOLOGY COMPANY

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	

23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before+quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 18June 2001
Director

Print name: DEBORAH RATHJEN

== == == == ==

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000.

Name of entity

BIONOMICS LIMITED

ACN or ARBN

075 582 740

Quarter ended ("current quarter")

30 JUNE 2001

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A'000	Year to date (12months) $A'000
1.1	Receipts from customers		-	-
1.2	Payments for	(a) staff costs	(149)	(524)
		(b) advertising and marketing	(46)	(132)
		(c) research and development	(892)	(2,437)
		(d) leased assets	-	-
		(e) other working capital	(167)	(831)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		80	450
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other (GST Refund)		73	228
	(R&D Start Grant Income)		288	288
	Net operating cash flows		(813)	(2,958)

Appendix 4C
Quarterly report for entities admitted on the basis of commitments

		Current quarter $A'000	Year to date (12 months) $A'000
1.8	Net operating cash flows (carried forward)	(813)	(2,958)
	Cash flows related to investing activities		
1.9	Payment for acquisition of: (a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(7)	(148)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of: (a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (sales tax refund)	-	72
	(reimbursement of cost)	-	14
	Net investing cash flows	(7)	(62)
1.14	**Total operating and investing cash flows**	(820)	(3,020)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	3,670	8,718
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (capital raising costs)	(125)	(404)
	Net financing cash flows	3,545	8,314
	Net increase (decrease) in cash held	2,725	5,294
1.21	Cash at beginning of quarter/year to date	7,105	4,536
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	9,830	9,830

+ See chapter 19 for defined terms

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	80
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Consists of remuneration paid to directors.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	312	626
4.2	Deposits at call	9,518	6,479
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	9,830	7,105

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: ....J. Mashado.......................... Date: 10 July 2001
Company Secretary

Print name: **JILL MASHADO**

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

02 SEP 11 AM 10: 10

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

BIONOMICS LIMITED

ACN, ARBN or ARSN

075 582 740

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY SHARES
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	THREE HUNDRED AND FIFTY THOUSAND (350,000)
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	FULLY PAID

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	$1.05 (ONE DOLLAR AND FIVE CENTS)
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	TO PROVIDE FURTHER WORKING CAPITAL WHICH PRIMARILY WILL BE USED TO BUILD UPON AND BROADEN BIONOMICS' INTELLECTUAL PROPERTY IN THE AREAS OF BREAST CANCER, EPILEPSY AND ANGIOGENESIS
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	19 JULY 2001

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
29,981,899 5,760,740	ORDINARY SHARES OPTIONS

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
3,224,560 6,432,933	ORDINARY SHARES OPTIONS

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	NOT APPLICABLE – EARLY STAGE BIOTECHNOLOGY COMPANY

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	

23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ *All other securities*

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	
40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before+quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 19 July 2001
Chief Executive Officer

Print name: DEBORAH RATHJEN

== == == == ==

02 SEP 11 AM 10: 10

Notice of Director's Interests

Section 205G of the Corporations Law

This form is NOT a prescribed form. It has been prepared by ASX to assist directors. If directors elect to use this form, they should obtain their own independent legal advice in relation to the form and completion of it.

To: Australian Stock Exchange Limited ("ASX")
Company Announcements Office
4th Floor, 20 Bridge Street
Sydney NSW
Fax No 1300 300 021

You need to complete sections 1 and 3 if the notice is an initial notice. You need to complete sections 2 and 3 if the notice is an updating notice.

1. Initial notice

section 205G(3), (4)

name of director	GEORGE MORSTYN
name of company	BIONOMICS
date of appointment (if sec 205G(3)(a) notice)	8 August 2001
or	
date of listing (if sec 205G(3)(b) notice)	

You need to complete sections 2 and 3 if the notice is on a change of interests.

2. Updating notice

section 205G(4)

name of director	
name of company	
date of last notification to ASX	
date director's interest changed	

3. I disclose the following information to ASX

Section 205G(1)(a)	
Interest	**Circumstances giving rise to relevant interest**
I have a relevant interest in the following securities of the company or a related body corporate. Type of security: Shares Options Number of securities: Shares 62,600 Options 200,000	1. Direct purchase of shares 2. Grant of options on becoming a director
Section 205G(1)(b)	
I have an interest in the following contracts to which I am a party or under which I am entitled to a benefit that confer a right to call for or deliver shares in, debentures of, or interests in a collective investment scheme made available by, the company or a related body corporate.	

Additional information may be attached if the space provided in this form is insufficient.

Sign here ....[signature]........ date ....30/7/01....

Director

02 SEP 11 AM 10: 10

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

BIONOMICS LIMITED

ACN, ARBN or ARSN

075 582 740

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	OPTIONS
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	ONE HUNDRED THOUSAND (100,000)
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	EXERCISE PRICE: $1.40 EXPIRY DATE: 30 JULY 2003

4	*Do the +securities rank equally in all* respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • *the extent to which they do not rank* equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	NIL
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	ISSUED TO BNP PARIBAS EQUITIES (AUSTRALIA) LIMITED AS PART CONSIDERATION FOR SERVICES RENDERED REGARDING THE RECENT PRIVATE SHARE PLACEMENT.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	6 AUGUST 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
29,981,899 5,760,740	ORDINARY SHARES OPTIONS

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
3,224,560 6,532,933	ORDINARY SHARES OPTIONS

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	NOT APPLICABLE – EARLY STAGE BIOTECHNOLOGY COMPANY

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	

23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before+quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 6 August 2001
Chief Executive Officer

Print name: DEBORAH RATHJEN

== == == == ==

Bionomics Limited

ABN 53 075 582 740

02 SEP 11 AM 10:10

ASX ANNOUNCEMENT

7 AUGUST 2001

WORLD LEADING BIOTECH EXECUTIVE JOINS BIONOMICS BOARD

Bionomics Limited (ASX:BNO) today announced the appointment of leading US-based biotech executive, Dr George Morstyn, as a non-Executive Director of the Company.

Australian-born Dr Morstyn is Senior Vice President of Development and Chief Medical Officer of Amgen (NASDAQ:AMGN), the world's largest independent biotechnology company specialising in human therapeutics. Dr Morstyn is responsible for the development and regulatory approval of all Amgen products and manages Amgen's interface between the medical community and the Food and Drug Administration. Largely as a result of the development of two biotech products (Neupogen® and Epogen®), Amgen's market capitalisation has grown from US$6 billion to the current US$64 billion over the last 10 years.

Bionomics Chairman Fraser Ainsworth welcomed Dr Morstyn as a Director of the Company.

"Dr Morstyn brings a wealth of international pharmaceutical industry experience to one of Australia's most exciting biotech R&D companies. We were keen to attract a new Board member of the calibre of Dr Morstyn because today's globally competitive genomics sector demands companies have strong management, sound intellectual property portfolios and leading-edge science. At Bionomics we believe we have all three.

"Dr Morstyn's strong background in medical research, particularly in the area of cancer research, combined with his extensive international commercial experience, will be valuable to Bionomics," Mr Ainsworth said.

Dr Morstyn said he was looking forward to playing an active role in furthering the advancement of the Australian biotechnology sector on a global scale.

"I have a great respect for Bionomics' science and medical base and business potential and am looking forward to working with the Bionomics Board and management team to take the company to the next stage of growth and development," said Dr Morstyn.

Prior to joining Amgen in 1991, Dr Morstyn conducted clinical and laboratory research at The Ludwig Institute for Cancer Research and at the University of Melbourne. In addition to his research, Dr Morstyn worked as a physician in the Department of Medical Oncology at The Royal Melbourne Hospital and in 1990 was appointed Director of Medical Oncology at The Austin Hospital.

Dr Morstyn has authored more than 120 publications on various aspects of cancer research and is a member of numerous professional associations including the Clinical Oncology Society of Australia, the American Association for Cancer Research, the American Society of Hematology and the American Society for Clinical Oncology.

Dr. Morstyn received an MB, BS at Monash University in 1975, achieving first class honors at graduation. He obtained his doctorate from The Walter and Eliza Hall Institute of Medical Research at the University of Melbourne in 1982 and in 1983 became a fellow of the Royal Australasian College of Physicians (medical oncology). Dr Morstyn also completed a fellowship program in medical oncology at the National Cancer Institute in Bethesda, Maryland, in 1983.

Dr Morstyn will shortly be retiring from his executive responsibilities at Amgen, although he will continue to be an advisor on a part-time basis. He and his family plan to return to live in Australia early next year.

7 August 2001

Bionomics Limited is a biotechnology company based in Adelaide, Australia. The core business is genomics with a research focus on the discovery of genes associated with serious medical conditions. Bionomics has chosen to concentrate its initial research in the areas of breast cancer, epilepsy and angiogenesis (a critical process involved in serious diseases such as cancer, chronic inflammatory diseases and eye diseases). These diseases are in need of improved medical treatments and represent large potential markets for new drugs, diagnostics and gene therapies. Importantly, Bionomics has exclusive access to clinical material and clinical insights, which in combination with its platform of core technologies, provides a powerful way to facilitate rapid disease gene discovery and positions the Company as a world leader within its areas of expertise.

Since May 2000, Bionomics has significantly expanded its intellectual property portfolio relating to its epilepsy and breast cancer projects and is poised to add to this portfolio with its recently acquired angiogenesis project. Recent progress has led to the discovery of approximately 156 genes associated with epilepsy, breast cancer and angiogenesis.

In June 2001 Bionomics announced a strategic alliance with Ozgene Pty Ltd, a leading Australian drug target validation and functional genomics company based in Perth. The alliance has been set up to expedite the Company's gene research into the treatment and cause of breast cancer.

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED

Phone: **08 8367 0470**
or visit the Bionomics website on www.bionomics.com.au

ASIC registered agent number

lodging party or agent name Bionomics Limited
office, level, business name or PO Box no. Level 1
street number & name 77 King William Road
suburb/city North Adelaide state/territory SA postcode 5006
telephone (08) 8367 0470
facsimile (08) 8367 0467.
DX number suburb/city

304 page 1/2 15 July 2001

02 SEP 11 AM 10: 10

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

form **304**
Corporations Act 2001
205B & 601CV(1)

Notification of
change to officeholders

corporation name BIONOMICS LIMITED
ACN or ARBN 075 582 740.

New appointment

Give details below of the person(s) who have consented in writing to become a director and/or secretary of the company. A public company must have a minimum of 3 directors (2 resident in Australia) and 1 secretary (resident in Australia). A proprietary company must have a minimum of 1 director (resident in Australia). The office of secretary is optional, but if appointed one must reside in Australia.

family name MORSTYN **given names** GEORGE
former names
residential address 962 BRIGHT STAR STREET, THOUSAND OAKS
suburb/city state/territory CA postcode
country (if not Australia) U.S.A.
date of birth (d/m/y) 28/12/1950 place of birth (town/city) POLAND. (state/country)
office held & date appointed ☑ director 8/8/2001 ☐ secretary / /
alternate director ☐ alternate for : effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

family name **given names**
former names
residential address
suburb/city state/territory postcode
country (if not Australia)
date of birth (d/m/y) / / place of birth (town/city) (state/country)
office held & date appointed ☐ director / / ☐ secretary / /
alternate director ☐ alternate for effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

family name **given names**
former names
residential address
suburb/city state/territory postcode
country (if not Australia)
date of birth (d/m/y) / / place of birth (town/city) (state/country)
office held & date appointed ☐ director / / ☐ secretary / /
alternate director ☐ alternate for effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

Ceasing to hold office

family name **given names**

date of birth (d/m/y) / / place of birth

date ceased (d/m/y) / / office held ☐ director ☐ secretary ☐ alternate director for:

family name **given names**

date of birth (d/m/y) / / place of birth

date ceased (d/m/y) / / office held ☐ director ☐ secretary ☐ alternate director for:

family name **given names**

date of birth (d/m/y) / / place of birth

date ceased (d/m/y) / / office held ☐ director ☐ secretary ☐ alternate director for:

Change of name or address of officeholder

family name (previously notified) **given names**

date of birth (d/m/y) / / Is this person also an **alternate director**? ☐ (please tick, if yes)

new name (if changed)

date of change (d/m/y) / /

new address (if changed) unit, level, building name

street number & name

suburb/city state/territory postcode

country (if not Australia) date of change (d/m/y) / /

family name (previously notified) **given names**

date of birth (d/m/y) / / Is this person also an **alternate director**? ☐ (please tick, if yes)

new name (if changed)

date of change (d/m/y) / /

new address (if changed) unit, level, building name

street number & name

suburb/city state/territory postcode

country (if not Australia) date of change (d/m/y) / /

NB: If insufficient space, set out details in an annexure - Annexures must conform to requirements. (Refer Guide)

Signature

I certify that the information in this form is true and correct.

print name DEBORAH RATHJEN capacity DIRECTOR

sign here [signature] date 9/8/2001

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

NOTICE OF DIRECTOR'S INTERESTS

Section 205G of the Corporations Law[1]

02 SEP 11 AM 10:21

To: Australian Stock Exchange Limited ("ASX")
Company Announcements Office
4th Floor, 20 Bridge Street
Sydney NSW
Fax No 1300 300 021

2. Updating notice

section 205G(4)

name of director	Deborah Rathjen
name of company	Bionomics Limited
date of last notification to ASX	9 November 2000
date director's interest changed	8 August 2001

3. I disclose the following information to ASX

I have a relevant interest in the following securities of the company or a related body corporate.

Section 205G(1)(a)	
Interest	**Circumstances giving rise to relevant interest**
Type of security: ordinary shares Number of securities: 10,000	Purchase of 10,000 ordinary fully paid shares.
Type of security: ordinary shares Number of securities: 10,000	Share purchased November 2000
Type of security: options Number of securities: 1,700,000	Employment Contract dated 18 May 2000.
Section 205G(1)(b)	
I have an interest in the following contracts to which I am a party or under which I am entitled to a benefit that confer a right to call for or deliver shares in, debentures of, or interests in a collective investment scheme made available by, the company or a related body corporate.	

Sign here .... date 9/8/01
Director

[1] ... ASX to assist directors. If directors elect to use this form, they should obtain their ...

Bionomics Limited

ABN 53 075 582 740

02 SEP 11 AM 10:21

ASX ANNOUNCEMENT
17 AUGUST 2001

FEDERAL GOVERNMENT GRANT AWARDED TO BIONOMICS

Bionomics Limited (ASX:BNO) today announced it had been awarded $224,325 by the Federal Government to advance the company's research into the discovery of genes involved in the development of breast cancer.

The grant is part of the Federal Government's new Biotechnology Innovation Fund (BIF) to help companies increase the rate of commercialisation of Australian biotechnology ventures. BIF is a competitive, merit-based program granting up to 50 percent of project costs to a maximum of $250,000.

Bionomics Managing Director and Chief Executive Officer Dr Deborah Rathjen welcomed the BIF grant saying it would boost the company's ability to compete in the race to identify gene activity involved in the early stages of breast cancer.

"Extensive genetic studies have already shown that in the development of breast cancer, there is the loss of a tumour suppressor gene, or genes, within a specific region of human chromosome 16," said Dr Rathjen.

"The present project will build on research conducted by a combined Bionomics and Women's and Children's Hospital team in Adelaide that has already identified all of the genes in this chromosomal region. The project will utilise leading-edge antisense technology to rapidly determine the function of the large number of genes identified by the research team.

"This research will potentially lead to gene therapy for breast cancer based on restoration of the tumour suppressor gene. Further potential applications will be the development of new breast cancer therapeutics based on inhibiting the function of genes that interact with the tumour suppressor gene on chromosome 16, and new methods for the diagnosis of breast cancer," Dr Rathjen said.

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED

Phone: 08 8367 0470
or visit the Bionomics website on www.bionomics.com.au

Bionomics Limited
ACN 075 582 740

ASX ANNOUNCEMENT
27 AUGUST 2001

02 SEP 11 AM 10: 21

UNDERWRITING OF OPTIONS CONVERSION

Bionomics Limited (ASX:BNO) advises that, pursuant to ASX Listing 3.11.3, Taylor Collison Limited has been engaged to underwrite the conversion of subscriber options issued at the time of the Company's listing on the ASX on 21 December 1999.

The subscriber options, which are quoted on the ASX under the code BNOO, are exercisable at $0.50 on or before 30 November 2001.

A fee of 5% of the underwritten price per underwritten share will be paid to Taylor Collison.

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Phone: 08 8367 0470
or visit the Bionomics website on www.bionomics.com.au

Bionomics Limited

ABN 53 075 582 740

02 SEP 11 AM 10: 32

ASX ANNOUNCEMENT
3 September 2001

BIONOMICS GENE IMPLICATED IN 50% OF BREAST CANCERS

Bionomics Limited (ASX:BNO) advises that it has achieved a significant breakthrough in its breast cancer project with the finding that a breast cancer tumour suppressor gene code named BNO64 is implicated in the development of approximately 50% of breast cancers.

According to Dr Deborah Rathjen, Chief Executive Officer of Bionomics, the latest data confirm BNO64 and its potential role as the major breast cancer suppressor gene. In contrast, loss of function of the other well known breast cancer tumour suppressor gene BRCA 1 affects less than 5% of breast cancer patients.

Bionomics has also achieved a crucial research milestone with the demonstration that BNO64 blocks breast cancer cell growth.

The effect of BNO64 on breast cancer cell growth has been examined through re-introduction of the BNO64 gene into breast cancer cell lines in which it was lacking.

This research may open the way to therapies based on restoring the gene BNO64 and its protein to suitable breast cancer sufferers, as well as new breast cancer diagnostic products.

On 1 September last year, Bionomics filed a provisional patent application on BNO64, which was then found to be less active in breast cancer cell lines. This discovery has now been confirmed and research extended to primary breast cancer tissue i.e. tumours removed from breast cancer patients. Significant reduction or complete loss of this gene was found in about half of the primary breast tissue sections studied. Bionomics today advised the provisional patent filing of BNO64 has now progressed to the international PCT stage.

"Achieving these important milestones indicates that Bionomics is on track with its objective to be a global player in developing and commercialising gene-based products for the treatment and diagnosis of breast cancer," Dr Rathjen said.

"Recent developments, including our strategic alliance in breast cancer with Ozgene Pty Ltd, and the award of a Federal Government Biotechnology Innovation Fund Grant see Bionomics extremely well placed in its breast cancer project," she said.

Bionomics breast cancer project is conducted in collaboration with the Women's and Children's Hospital in Adelaide.

Breast cancer is the leading cause of death in women between 40 and 50 years of age with the lifetime risk factor for developing the disease being up to 1 in 10. In Australia alone, more than 8,500 women are diagnosed with breast cancer annually with 2,600 dying each year.

Bionomics focus is on the identification of genes, which suppress the growth of breast cancer. Changes in tumour suppressor genes can occur before a cancer becomes clinically evident. The aim of the research is to identify those genes that can be targeted by treatment at this early stage.

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Phone: **08 8367 0470**
or visit the Bionomics website on www.bionomics.com.au

Bionomics Limited

ABN 53 075 582 740

02 SEP 11 AM 10:32

ASX ANNOUNCEMENT
7 September 2001

FEDERAL FUNDING RECEIVED BY BIONOMICS

Bionomics Limited (ASX:BNO) is pleased to advise that it is to receive $250,000 from the Rail Reform Transition Program, announced today by Federal Regional Services Minister, Senator Ian Macdonald, and Federal Member for Adelaide, Trish Worth.

The Grant will assist the expansion of Bionomics' research and development into breast cancer, epilepsy and angiogenesis.

Further details are detailed in the Joint Media Statement from the Minister and the Member for Adelaide.

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Phone: 08 8367 0470
or visit the Bionomics website on www.bionomics.com.au

JOINT MEDIA STATEMENT

SENATOR IAN MACDONALD
MINISTER FOR REGIONAL SERVICES,
TERRITORIES AND LOCAL GOVERNMENT

TRISH WORTH MP
FEDERAL MEMBER FOR ADELAIDE
PARLIAMENTARY SECRETARY TO THE
MINISTER FOR EDUCATION, TRAINING
AND YOUTH AFFAIRS

7 September 2001

$825,000 OF FEDERAL ASSISTANCE IN ADELAIDE

Six projects in the Adelaide region have received $825,000 Federal funding. The funding, from the Rail Reform Transition Programme (RRTP) was announced by Federal Regional Services Minister, Senator Ian Macdonald and Federal Member for Adelaide, Trish Worth.

The RRTP was designed to create employment and economic growth in areas affected by the sale of Australian National. Following the sale of Australian National, the Commonwealth Government provided a total of $20 million to provide sustainable long term jobs. $18 million of this funding came to South Australia.

"This brings the Rail Reform Transition Programme to a close. It has been hugely successful with more real jobs having been created than were lost at the time of the sale," Ms Worth said.

"This has been a win-win situation for South Australia. The rail freight industry is now operating at a profit. Goods are being transported more efficiently and 860 new jobs have been created in South Australia."

Ms Worth said the six projects covered a vast array of industries; from multi-media, to biotechnology to food manufacture and office works. In each case, funding is being provided to assist the companies to expand their production, clearly a sign of a strong Adelaide economy.

"The RRTP has provided $6.4m for 24 projects in the Adelaide region, leading to a total of 860 jobs – 647 direct, 143 indirect and 70 temporary. The RRTP is clearly an example of well targeted government support," Ms Worth said.

Proponent	Project description	Funding amount
Groundhog Software Adelaide,	Purchase equipment for business expansion	$100,000
Bionomics Ltd Thebarton	Expand research and manufacturing faci	$250,000
Bresagen Pty Ltd Thebarton	Expand and relocate gene technology company	$200,000
GeneWorks Pty Ltd Thebarton	Expand research and manufacturing faci	$50,000
Stevens Furniture Pty Ltd Salisbury South	Expand commercial office equipment manufacturing facility	$90,000
Alaska Foods Pty Ltd Cavan, North Adelaide	Establish new food production facility	$135,000
	TOTAL	$825,000

Media inquiries: Senator Macdonald's Office: David Moore (07) 4771 3066 or 0417 774 724
Ms Worth's Office: Helena Sobulis (08) 8223 1130 or 0412 544 202

Bionomics Limited

ABN 53 075 582 740

02 SEP 11 AM 10:32

ASX RELEASE
11 September 2001

NOTICE OF ANNUAL GENERAL MEETING AND NOMINATION OF DIRECTORS

Bionomics Limited hereby gives notice to the Australian Stock Exchange Limited ("ASX") that the Company's Annual General Meeting will be held in:

The Grevillea Room
Lower Lobby Level
Hyatt Regency
North Terrace
Adelaide SA 5000

on Thursday 8 November 2001 commencing at 11.00am at which it is proposed that an election of Directors be held. Under the Company's Constitution, to be valid, nominations for the position of Director are required to be left at the registered office of the Company on or before 26 September 2001 unless the nominee has been recommended by the Board for election.

This notice is given in accordance with article 48.2 of the Company's Constitution and ASX Listing Rule 3.13.1.

J. Mashado.

Jill Mashado
COMPANY SECRETARY

Bionomics Limited

ABN 53 075 582 740

02 SEP 11 AM 10: 32

ASX ANNOUNCEMENT
11 SEPTEMBER 2001

BIONOMICS IP HEADED FOR COMMERCIALISATION

Bionomics Limited (ASX:BNO) announced today it has achieved all the research and development (R&D) milestones set in its 1999/2000 Annual Report and was on track to commercialise its intellectual property based on its epilepsy, breast cancer and angiogenesis projects.

In releasing Bionomics' preliminary report for the full year ending 30 June 2001, Managing Director and Chief Executive Officer Dr Deborah Rathjen said the Company was entering a phase of growth based on its research successes.

"Bionomics is in a strong financial position to develop the value of its intellectual property and seek international alliances to enhance the Company's ability to compete globally in genomics research," Dr Rathjen said.

Two placements in the 2000-2001 fiscal year raised $8.66 million net of costs. In addition Federal Government grants amounted to a further $0.26 million. Cash on hand at 30 June 2001 was $9.83 million, compared to $4.54 million for the previous corresponding period.

"Independent of additional capital raisings, additional Government funding through grants or cash inflows resulting from a commercialisation deal, the Company has firm funding for the next two to three years at a rate of $4 million R&D investment per year," said Dr Rathjen.

In line with expectations, Bionomics recorded a loss of $3,279,252 for the year ended 30 June 2001, compared with a loss of $1,418,874 in the prior year. The year ended 30 June 2001 was Bionomics first full year of operation as a public company and the first full year of R&D expenditure.

In the past 12 months Bionomics has filed provisional patents for over 100 genes relating to the breast cancer and epilepsy projects, with some of the patent applications progressing to the international patenting stage. In May 2001 Bionomics secured the world-wide rights to angiogenesis genes discovered at the Hanson Centre for Cancer Research. Angiogenesis is a critical process involved in serious diseases such as cancer and rheumatoid arthritis and this new project has significant commercial potential.

A strategic alliance formed with Ozgene Pty Ltd, a leading Australian drug target validation and functional genomics company, is expanding Bionomics' gene research capacity into the treatment and cause of breast cancer.

KEY POINTS — CORPORATE

- In March 2001, Bionomics announced plans to build new research laboratories and administrative offices in the Adelaide bioscience precinct at Thebarton. The multi-million dollar facility is being established as a ten-year lease/purchase arrangement with the South Australian Government. Completion is expected mid-

offered Bionomics an attractive facilitation package to cover a portion of the costs involved.

- Leading Australian cancer researcher, Dr Tom Gonda, joined Bionomics as Chief Scientist in May 2001. Dr Gonda is a molecular biologist with over 20 years researching cancer and blood cell formation (haemopoiesis).

- In June 2001, Bionomics announced a strategic alliance with Ozgene Pty Ltd, a leading Australian drug target validation and functional genomics company based in Perth. The alliance is designed to supercharge Bionomics' gene research into the treatment and cause of breast cancer by giving the company access to unique genetic tools and models using a technology for which Ozgene is internationally recognised.

- Bionomics announced the appointment of leading US biotechnology executive, Dr George Morstyn, to the Board in August 2001. Dr Morstyn is the Senior Vice President and Chief Medical Officer of Amgen, the world's largest independent biotechnology company specialising in human therapeutics. Dr Morstyn's strong background in medical research, particularly in the area of cancer research, combined with his extensive international commercial experience, will be highly valuable to Bionomics.

KEY POINTS — FINANCE

- In July 2000 Bionomics raised $4.75 million (net of costs) by way of a placement of 5,155,000 new ordinary shares. This was followed in May 2001 by a placement of 3,845,097 million new ordinary shares to raise $3.91 million (net of costs). The funds raised by these placements will be used to build upon and broaden Bionomics' intellectual property in breast cancer, epilepsy and angiogenesis research.

- The operating loss of the company after income tax for the year ended 30 June 2001 was $3,279,252.

- Net cash outflow for the year to 30 June 2001 was $3.04 million.

- R&D expenditure for the year was $2.04 million.

- Cash on hand at 30 June 2001 was $9.83 million.

KEY POINTS — RESEARCH AND DEVELOPMENT

- In September 2000 Bionomics announced the first gene discovery from its breast cancer project. The BNO64 gene is less active in breast cancer cell lines. In September 2001, Bionomics' scientists advanced the research milestones on BNO64, which is missing or significantly reduced in 50% of primary breast cancers studied, by demonstrating that it dramatically reduces breast cancer cell growth by 25 fold. The provisional patent filing of BNO64 moved into the international PCT stage in September 2001. Breast cancer affects one in ten women in the Western world and has a 25 percent mortality rate.

- Bionomics completed a full patent filing covering the gene known as TSG16 in November 2000. Bionomics scientists are researching the role of TSG16 in controlling the growth of breast cancer cells.

- Bionomics announced a patent application on a third gene associated with breast cancer on 16 December 2000. The gene, TSG18, is undergoing detailed study as a breast cancer tumour suppressor gene. TSG18 is closely related to TSG16 but is located on chromosome 18.

- In December 2000 Bionomics was awarded a Federal Government R&D Start Grant. The funding allows Bionomics to accelerate efforts on the discovery of genes associated with the most common form of epilepsy, Idiopathic Generalised Epilepsy (IGE). One in four IGE sufferers are unable to control their seizures with currently available medications.

- Bionomics' scientists discovered BNO1, a gene which may enable a degree of control over the growth of breast and prostate cancer cells, in January 2001 and a patent application was filed.

- Bionomics filed patent applications covering 63 genes on human Chromosome 16 in February 2001. Chromosome 16 is the chromosome most implicated in sporadic breast cancer, the most frequent form of the disease.

- Angiogenesis, a critical process involved in serious diseases such as cancer and rheumatoid arthritis, became part of Bionomics' R&D project portfolio in May 2001, with the securing of world-wide rights to angiogenesis genes. Industry estimates suggest that diseases which may be treated by angiogenesis based therapies encompass 20 percent of the US$322 billion global pharmaceuticals market.

- In August 2001 Bionomics received funding in the first tranche of the Federal Government's new Biotechnology Innovation Fund scheme. The grant will boost the Company's ability to compete in the race to identify gene activity involved in the early stages of breast cancer.

OUTLOOK

"Bionomics is at an exciting stage of development in the rapidly growing genomics sector of the biotechnology industry," said Dr Rathjen.

Dr Rathjen says the Company has identified two key priorities for the coming year. "We aim to generate revenues through developing our epilepsy, breast cancer and angiogenesis intellectual property. This will involve the discovery of further genes and also the validation of those genes already discovered as drug targets for new therapeutic interventions. In addition, we will progress our key patent filings into the international examination phases.

"We also intend to forge corporate alliances which will enhance the Company's competitiveness and establish it as a global player in the genomics sector. Whilst the competitive environment surrounding genomics is intense, Bionomics is well placed to build upon our advantage based on our growing portfolio of patent applications covering our gene discoveries through the formation of strategic alliances with biotechnology and pharmaceutical companies," said Dr Rathjen.

"The Company is financially well placed to achieve these objectives and to support the continuation of our research programs and, ultimately, the commercialisation of our intellectual property. Our cash reserves will allow the Company to fund its genomics research projects for the next two to three years."

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED

Phone: 08 8367 0470
or visit the Bionomics website on www.bionomics.com.au

02 SEP 11 AM10:32

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000.

Name of entity

BIONOMICS LIMITED

ACN or ARBN

075 582 740

Quarter ended ("current quarter")

30 SEPTEMBER 2001

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (3 months) $A'000
1.1	Receipts from customers	-	-
1.2	Payments for (a) staff costs	(260)	(260)
	(b) advertising and marketing	(50)	(50)
	(c) research and development	(813)	(813)
	(d) leased assets	-	-
	(e) other working capital	(321)	(321)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	93	93
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other (GST Refund)	79	79
	(R&D Start Grant Income)	54	54
	Reimbursement of Costs	4	4
	Net operating cash flows	(1,214)	(1,214)

		Current quarter $A'000	Year to date (3 months) $A'000
1.8	Net operating cash flows (carried forward)	**(1,214)**	**(1,214)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of: (a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(951)	(951) -
	(e) other non-current assets		
1.10	Proceeds from disposal of: (a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (reimbursement of cost)	-	-
	Net investing cash flows	(951)	(951)
1.14	**Total operating and investing cash flows**	(2,165)	(2,165)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	394	394
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (capital raising costs)	(11)	(11)
	Net financing cash flows	383	383
	Net increase (decrease) in cash held	(1,782)	(1,782)
1.21	Cash at beginning of quarter/year to date	9,830	9,830
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	8,048	8,048

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	102
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Consists of remuneration paid to directors.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	131	312
4.2	Deposits at call	7,917	9,518
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	8,048	9,830

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date: 16 September 2001
Company Secretary

Print name: **JILL MASHADO**

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

Hybrigen

02 SEP 11 AM 10:32

Bionomics Limited

FOR IMMEDIATE RELEASE
September 20, 2001

For More Information, Contact:
Hybrigen, Inc.
Dr. David Edwards, President and CEO – 214-678-9240
Marcus Jeffry Miller, V.P. Marketing & Bus. Dev. – 817-657-7838
Bionomics Limited
Dr. Deborah Rathjen, CEO and Managing Dir. – +61 (8) 8367 0474
Dr. Scott Whitmore, Development Officer – +61 (8) 8361 9571

HYBRIGEN, INC. AND BIONOMICS LIMITED ANNOUNCE DRUG TARGET DISCOVERY ALLIANCE

- The Two Companies to Focus on Breast Cancer -

Dallas, Texas and Adelaide, Australia, September 20, 2001 – Hybrigen, Inc. and Bionomics Limited (ASX:BNO) announce they have signed a Letter of Intent in respect of their intention to negotiate the detailed terms of a collaboration to discover drug targets in breast cancer. The drug target discovery program will be based on multiple proprietary genes identified and patented by Bionomics, focused initially on two genes discovered by Bionomics known as TSG18 and BNO1. TGS18 is undergoing detailed study as a breast cancer tumor suppressor gene and BNO1 has been shown to induce programmed cell death in breast cancer cells. Hybrigen will use its proprietary proteomic technologies to discover protein drug targets that interact with these genes. The two companies will co-own the drug targets developed in this program.

David Edwards, M.D., Ph.D., President and CEO of Hybrigen said, "We are pleased to announce this exciting collaboration with Bionomics. Hybrigen's world-class technologies enable us to discover drug targets in ways that no competitive proteomic technology can match. We are especially pleased to be attacking breast cancer, and we are hopeful our efforts will make a difference in the treatment of this terrible disease." Marcus Jeffry Miller, Vice President of Marketing and Business Development of Hybrigen said, "This alliance with Bionomics continues our strategy of creating partnerships that expand our access to novel genes and complementary technologies."

Deborah Rathjen, PhD, CEO and Managing Director of Bionomics said, " Bionomics is a world-leader in the discovery of genes for breast cancer and has filed patent applications for over 60 genes which may be causative factors in the disease process. Hybrigen's technologies for rapid validation of disease pathways are synergistic and complementary with those of Bionomics. This alliance, which is an important first US alliance for us, will accelerate our goal to be a global player in developing and commercializing gene-based products for the treatment and diagnosis of breast cancer. Hybrigen's proteomics technologies have previously been applied to genes involved in tumorigenesis with great success"

Rathjen commented further, "This alliance with Hybrigen is in line with Bionomics' business objective of establishing alliances which enhance the competitive advantage of Bionomics within the genomics sector of the biotechnology industry."

Hybrigen's HybrEXCEL™ Interaction Hybrid Systems are breakthrough proteomic technologies that feature a continuously adjustable system for the detection of protein interactions. HybrEXCEL can quickly move through a disease pathway without being diverted by large amounts of false data and without missing critical interactors. Hybrigen's TriACT™ Library System improves the construction of libraries for use in drug target discovery. By providing every available part of every drug target that should be in the library, TriACT allows Hybrigen to complete the story for essentially any Protein Interaction Network previously left unfinished by competing technologies.

Bionomics has exclusive access to well-defined clinical material and comprehensive clinical information databases for its disease gene discovery programs. Disease associated genes are identified using a comprehensive set of discovery tools including genotyping, linkage analysis, positional cloning, high throughput mutation analysis and bioinformatics. Functional characterization of genes of interest is carried out using cell based assay systems and animal models of the disease process.

About Hybrigen, Inc.
Headquartered in Dallas, Texas, Hybrigen, Inc. is a privately-held biotechnology Company that has developed and commercialized proprietary Proteomic platform technologies that dramatically accelerate the precise identification and characterization of high-value drug targets. Using these technologies, Hybrigen succeeds at discovering drug targets that are not found with other genomic and proteomic systems.

About Bionomics Limited.

Bionomics Limited is an ASX listed biotechnology company based in Adelaide, Australia. The core business is genomics with a research focus on the discovery of genes associated with serious medical conditions. Bionomics has chosen to concentrate its initial research in the areas of breast cancer, epilepsy and angiogenesis (a critical process involved in serious diseases such as cancer, chronic inflammatory diseases and eye diseases). These diseases are in need of improved medical treatments and represent large potential markets for new drugs, diagnostics and gene therapies. Importantly, Bionomics has exclusive access to clinical material and clinical insights, which in combination with its platform of core technologies, provides a powerful way to facilitate rapid disease gene discovery and positions the Company as a world leader within its areas of expertise.

For More Information, Please Visit Hybrigen's Web Site at www.hybrigen.com and Bionomics' Web Site at www.bionomics.com.au.

The information provided in this Press Release contains forward-looking statements that reflect the view of Hybrigen's and Bionomics' management. Although management believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Important factors that could cause results to differ include development of alternate technologies, the ability to hire and keep qualified scientific personnel and the ability to raise sufficient funds. The forward-looking statements contained herein reflect the current views of the Company's management and the Company assumes no obligation to update the forward-looking statements nor to update the reasons that actual results could differ from those contemplated by such forward-looking statements.

-END-

Bionomics Limited

ABN 53 075 582 740

02 SEP 11 AM 10:32

ASX ANNOUNCEMENT

3 OCTOBER 2001

ANGIOGENESIS PATENT FILED ON NOVEL GENES

Bionomics (ASX; BNO) today announced it has filed provisional patent applications covering 32 novel genes involved in angiogenesis. This represents a significant milestone for the company which has now identified a total of 137 angiogenesis genes.

Angiogenesis is the ability to stimulate new blood vessel growth and is involved in major diseases such as cancer, atherosclerosis, rheumatoid arthritis, diabetic retinopathy and macular degeneration of the eye.

Bionomics CEO and Managing Director Dr Deborah Rathjen said the pharmaceutical industry is particularly interested in angiogenesis research because of the significant commercial potential.

"Industry estimates suggest that diseases which may be treated by angiogenesis-based therapies encompass 20 percent of the US$322 billion global pharmaceuticals market. Bionomics now has the most comprehensive set of potential angiogenesis genes so far identified, resulting in tremendous therapeutic and diagnostic potential," said Dr Rathjen.

Genes involved in angiogenesis have been identified by a novel molecular and cell biological model devised at the Hanson Centre for Cancer Research in Adelaide's Institute of Medical and Veterinary Science (IMVS). The Hanson Centre's Associate Professor Jennifer Gamble is leading the research.

"Bionomics secured world-wide rights to angiogenesis genes identified using this technology in May this year. Since that time significant progress has been made with the number of genes identified expanding from 56 to 137 and we have also expanded the number of novel genes from 14 to 32," said Dr Rathjen.

"Angiogenesis is recognised internationally as an exciting area of biotechnology development. The significant progress being made by our scientific collaborators places Bionomics in a strong position to make rapid advances. Over the coming year we intend to screen some 900 genes to identify a number of those genes as drug targets for intervention in the process of blood vessel growth," she said.

Bionomics Limited is an ASX listed biotechnology company based in Adelaide, Australia. Its core business is genomics with a research focus on the discovery of genes associated with serious medical conditions. Bionomics has chosen to concentrate its initial research in the areas of breast cancer, epilepsy and angiogenesis (a critical process involved in serious diseases such as cancer, chronic inflammatory diseases and eye diseases). These diseases are in need of improved medical treatments and represent large potential markets for new drugs, diagnostics and gene therapies. Importantly, Bionomics has exclusive access to clinical material and clinical insights, which in combination with its platform of core technologies, provides a powerful way to facilitate rapid disease gene discovery and positions the Company as a world leader within its areas of expertise.

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
PHONE: 08 8367 0470

PROFESSOR MATHEW VADAS
HANSON CENTRE FOR CANCER RESEARCH
PHONE: 08 8232 4092

or visit the Bionomics website on www.bionomics.com.au

02 SEP 11 AM 10:43

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

BIONOMICS LIMITED

ACN, ARBN or ARSN

075 582 740

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY SHARES
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	FIFTY THREE THOUSAND THREE HUNDRED AND THIRTY THREE (53,333)
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	FULLY PAID

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate *for the next dividend, (in the case of* a trust, distribution) or interest *payment* • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	$0.50 (50 CENTS)
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	EXERCISE OF QUOTED OPTIONS EXPIRY DATE: 30/11/2001
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17 SEPTEMBER 2001 3,333 3 OCTOBER 2001 50,000

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
30,035,232	ORDINARY SHARES
5,707,407	OPTIONS

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
3,224,560	ORDINARY SHARES
6,532,933	OPTIONS

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	NOT APPLICABLE – EARLY STAGE BIOTECHNOLOGY COMPANY

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 11 October 2001
Director

Print name: DEBORAH RATHJEN

== == == == ==

+ See chapter 19 for defined terms.

ASIC registered agent number
lodging party or agent name BIONOMICS LIMITED
office, level, building name or PO Box no. LEVEL 1
street number & name 77 KING WILLIAM ROAD
suburb/city NTH. ADELAIDE state/territory SA postcode 5006
telephone (08) 8367 0470
facsimile (08) 8367 0407
DX number suburb/city

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

form **207**

Notification of
share issue

Corporations Law
254X(1)

company name BIONOMICS LIMITED
A.C.N. 075 582 740

Details of the issue

date of issue (d/m/y) / / or period of issue (d/m/y) from 17/9/2001 to 3/10/2001

Class of shares - show only details of shares which have been issued.

class code	full title
ORD.	Ordinary

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD.	53,333	$0-50	NIL.

1. Have all shares been issued for cash only? Yes ☑ No ☐
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No ☐
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Small Business (less than 20 employees) please provide an estimate of the time taken to complete this form

Include
The time actually spent reading the instructions, working on the question and obtaining the information
The time spent by all employees in collecting and providing this information

Signature

I certify that the information in this form is true and complete.

print name JILL MASHADO capacity CO. SECRETARY

02 SEP 11 AM 10:43

Bionomics Limited

1 November 2001

NOTICE TO OPTIONHOLDERS
EXPIRY OF OPTIONS ON 30 NOVEMBER 2001

[ ]
[*name and address of optionholder*]
[ ]
[ ]

Shareholder Reference No.:
Holder Identification No.:
Number of Options Held:
Amount Due on Exercise:

Dear Option Holder

As at the date of this notice, you are the registered holder of Options in Bionomics Limited, which are due to expire on 30 November 2001. The Options will expire unless exercised on or before that date. Please read the following information carefully.

EXPIRY DATE
The Options expire at 5.00pm (Adelaide time) on Friday 30 November 2001. Quotation of these Options (BNOO) will cease on the Australian Stock Exchange at the close of trading on Friday 23 November 2001.

EXERCISE PRICE & PAYMENT
The exercise price of the Option is fifty cents ($0.50) per Option. Each Option exercised will result in one fully paid ordinary share in the Company being issued.

Should you wish to exercise your Options, cheques in Australian currency equivalent to the amount due on exercise, should be made payable to Bionomics Limited and crossed "Not Negotiable".

Cheques and a completed and signed Application for Shares Upon Exercise of Subscriber Options form should be lodged with Bionomics Limited share registry, Computershare Investor Services Pty Limited, Level 5, 115 Grenfell Street Adelaide SA 5000 (GPO Box 1903, Adelaide SA 5001).

CONSEQUENCE OF NON-PAYMENT
Options not exercised by 30 November 2001 will lapse with no value. No further entitlement will exist.

UNDERWRITING
On 27 August 2001 the Directors of Bionomics Limited announced that the Company had entered into an agreement with Taylor Collison Limited for the underwriting of the exercise of these 30 November 2001 Options at a fee of 5%.

PRICES
(a) The latest available market sale price on the Australian Stock Exchange Limited (ASX) before the date of this notice of the securities to which the Options may be converted was $0.67 on 29 October 2001.
(b) The highest and lowest sale price on the ASX for the three months preceding the date of this notice and the respective dates of those sales for those securities to which the Options may be converted were:

$0.90 on 17 August 2001
$0.50 on 17 September 2001

We would encourage you to exercise your Options by 30 November 2001 to become a shareholder in Bionomics Limited.

Yours sincerely
[signature]
Fraser Ainsworth
Chairman

BIONOMICS LIMITED

A.B.N. 53 075 582 740
(Incorporated in South Australia)

APPLICATION FOR SHARES UPON EXERCISE OF SUBSCRIBER OPTIONS
OPTIONS EXPIRING 30 NOVEMBER 2001

To the Directors
Bionomics Limited
c/- Computershare Investor Services Pty Limited
Level 5, 115 Grenfell Street
ADELAIDE SA 5000

Postal address:
GPO BOX 1903
ADELAIDE SA 5001
Investor Enquiries: 1300 556 161
Facsimile: (08) 8236 2305

I/we Mr/Mrs/Ms ____
(Full Name/Company Name) (Surname)

(Address) ____

____ Post Code ________

CHESS HOLDERS
Participant Identifier (PID) ______________________________

Holder Identification Number (HIN) ______________________________

ISSUER SPONSORED HOLDERS
Securityholder Reference Number (SRN) ______________________________

hereby exercise my/our option to subscribe for ____________________ ordinary fully paid shares in Bionomics Limited at an exercise price of $0.50 per share AND I/we enclose application money of $ ________________ I/we authorise you to register me/us as the holder of the shares to be allotted and I/we agree to accept such shares subject to the Company's Constitution. Cheques should be made payable to "BIONOMICS LIMITED " and crossed "NOT NEGOTIABLE".

Individual, Attorney or Joint Holder 1: ____________	Sole Director and Sole Company Secretary: ____________	Affix Seal here if required
Joint Holder 2: ____________	**OR** Director: ____________	
Joint Holder 3: ____________	**AND** Director/Secretary: ____________	
Date: ____________	Date: ____________	

Signing and Sealing Requirements

Individuals, Joint Holders and Attorneys

- Individual shareholders and Attorneys must sign where indicated above and insert date.
- Any person acting as an Attorney must, unless previously noted, provide Bionomics Limited with the original or a certified copy of the relevant authority
- If there are joint holders, each person must sign.

Companies

- A company must affix its Common Seal in accordance with its Constitution or in cases where the Common Seal of the Company is not required to be affixed (or one does not exist), certain of its directors and officers must sign and state their office as provided above.

Bionomics Limited

ABN 53 075 582 740

02 SEP 11 AM 10:43

ASX ANNOUNCEMENT

8 NOVEMBER 2001

BIONOMICS APPOINTS EMINENT CANCER RESEARCHER TO SCIENTIFIC ADVISORY BOARD

Bionomics Limited (ASX:BNO) today announced the appointment of an internationally recognised scientist, Professor Ashley Dunn, to the Company's Scientific Advisory Board.

Professor Dunn's 38-year career in scientific research focuses on a diverse range of areas including molecular biology, blood cell formation (haemopoiesis), growth factors and cancer research.

Professor Dunn is the Associate Director of the Melbourne Branch of the Ludwig Institute for Cancer Research. He is a Professorial Fellow of the University of Melbourne. He is also a founding partner of Quintessential Science Pty Ltd – an independent advisory company that evaluates science and offers strategic advice within the Basic Research and Biotechnology sectors.

Professor Dunn and his collaborators achieved international recognition in 1984 as the first scientists to clone GM-CSF, a cytokine used clinically to aid recovery of bone marrow in cancer patients following chemotherapy treatment. GM-CSF is also being used as a component in various experimental therapeutic vaccines as well as to stimulate the production of specific types of immune cells involved in recognising and destroying cancer cells.

A molecular biologist, Professor Dunn graduated in Bacteriology and Virology from the Institute of Medical Laboratory Technology in Birmingham, UK, in 1971. He has a Master of Philosophy for his research on Molecular Hybridisation Studies on Adenovirus Nucleic Acids and a PhD for Viral Genes Associated with Transformation of Mammalian Cells. He has worked as a Postdoctoral Scientist and Junior Staff Investigator at the Cold Spring Harbor Laboratory in New York and was a staff scientist at the European Molecular Biology Laboratory in Heidelberg, West Germany. Professor Dunn moved to Australia in 1982 where he established a Molecular Biology Program in the newly established Melbourne Branch of the Ludwig Institute for Cancer Research.

Professor Dunn has published research findings in over 100 scientific publications, including the prestigious journals Nature and Cell.

Bionomics Chief Executive Officer and Managing Director, Dr Deborah Rathjen, welcomed Professor Dunn as a member of the Scientific Advisory Board.

"Each member of Bionomics' Scientific Advisory Board is internationally recognised for their work and Professor Dunn's breadth of experience across a number of research areas will provide an excellent fit with our existing membership," said Dr Rathjen.

"Recruiting a scientist of the calibre of Ashley Dunn is a real coup for Bionomics as his experience will provide important insights as we move forward to the next stage of our development as a gene-based products," Dr Rathjen said.

? company

Level 1, 77 King William Road, North Adelaide SA 5006
Phone: 08 8367 0470 Fax: 08 8367 0467 Email: reception@bionomics.com.au

On his appointment to Bionomics' Scientific Advisory Board, Dr Dunn said he was looking forward to working with Bionomics to strengthen the Company's position as a key player in the genomics sector.

"I am excited at the science currently being undertaken at Bionomics and am looking forward to contributing to its existing research projects as well as developing new opportunities to strengthen and broaden Bionomics' research base," said Professor Dunn.

FOR FURTHER INFORMATION PLEASE CONTACT:

Dr Deborah Rathjen
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
PHONE: (08) 8367 0470

Professor Ashley R. Dunn
LUDWIG INSTITUTE FOR CANCER RESEARCH
PHONE: (03) 9341 3141

or visit the Bionomics website on www.bionomics.com.au

Level 1, 77 King William Road, North Adelaide SA 5006
Phone: 08 8367 0470 Fax: 08 8367 0467 Email: reception@bionomics.com.au

BIONOMICS LIMITED
ANNUAL GENERAL MEETING

Bionomics Limited

THURSDAY 8 NOVEMBER 2001

Ladies and gentlemen, on behalf of the Board I bid a warm welcome to our fellow shareholders and invited guests.

Following the Chairman's address, Bionomics Chief Executive Officer and Managing Director, Dr Deborah Rathjen, will give a comprehensive presentation on the science, performance and prospects for our Company – including substantiation of the more general observations which I am about to make.

My remarks will focus on the answers to five perfectly reasonable shareholder questions, namely the Board's view on each of the following:

1. The outlook for the biotechnology industry generally, and the genomics sector in particular.
2. Bionomics' performance to date in terms of creating sustainable shareholder value.
3. Our financial capacity to achieve our objectives.
4. Our share price performance.
5. The outlook for Bionomics.

Biotechnology Industry Outlook

The biotechnology industry continues to produce remarkable results – results which have much enhanced the understanding of the systems and processes involved in serious human disease.

Our view is that, notwithstanding the substantial risks involved in biotechnology research, development and commercialisation, the rewards for success will continue to be high and industry growth prospects are generally strong. This is not a transient, short-lived industry.

In Bionomics' particular area of focus – genomics – the products of genomics research are clearly bringing about faster and lower cost discovery and development of effective gene-based treatments of disease. Dr Rathjen will present two recent specific examples, namely Herceptin and Gleevec. We expect this trend to genomics-based treatments to accelerate. For example, the highly regarded US-based market researchers, Decision Resources Inc., estimate that the percentage of cancer treating drugs which are genomics based will grow from 25% in year 2000 to 50% by year 2005.

Bionomics' Performance

Dr Rathjen will present the specifics of our performance against research and development (R&D), and other key objectives. The R&D objectives have all been met and very good progress is being made on the other objectives.

The Board's view is that, as a result of these achievements and progress, sustainable shareholder value has indeed been created, although it is disappointing that this has not yet been reflected in our share price!

Financial Capacity

Do we have the financial capacity to achieve our objectives?

The Annual Report deals with the specifics of this, including noting that:

- On 31 May 2001 the Company announced the placement of 3.8 million new ordinary shares, which subsequently raised $3.9 million (net of costs).
- Future cash inflows include $2.8 million (net of costs) arising from the exercise of subscriber options issued at the time of the float. As noted in our advice to these option holders, dated 1 November, these options are exercisable by 30 November 2001. The proceeds arising from the exercise of these options have been fully underwritten.

In essence, the Board's view is that it is reasonable to expect that we currently have the capacity to fund our R&D and other expenditures for at least the next two years. Therefore, we do indeed have the financial capacity to achieve the objectives which Dr Rathjen will shortly present to us.

Other comments on financial aspects are as follows:

- I confirm that all expenditures to date have been on activities that were foreshadowed in the Prospectus.
- The Board and management are acutely aware of the need to conserve cash and to see that expenditures on other than R&D are minimised. In this regard, the Board is satisfied that the ratio between corporate overheads/administration costs on the one hand, and R&D expenditures on the other hand, is appropriate.

Share Price Performance

On the fourth question - the Board's view on our share price performance — the chart below shows Bionomics' share price movements and daily turnover since listing in late 1999.



Issue Price $0.40
September 11
Price ($)
Volume (Millions)
Date
Volume (Millions)
Price ($)

Observations arising from this are as follows:

- Understandably, for a company in this early stage of development, the price has been volatile and may well continue to be so.
- Also, the price is clearly affected by a range of external forces, which are beyond our control.

Comparison of Share Price Performance



Market Capitalisation Index
Date
Bionomics
Similar Stocks (<$100m M. Cap.)
Healthcare and Biotech Index

However, as evidenced by the above chart, in the Australian context, we have, until quite recently, out-performed the ASX Healthcare and Biotech index, and we continue to out-perform a basket of 15 listed biotechnology companies, each having a market capitalisation less than $100 million. On the other hand, we do admit to some disappointment that the increased value of the Company's intellectual property portfolio has not been recognised by way of a higher share price.

You have the assurance of the Board and CEO that we will continue to work very hard to increase the real and sustainable shareholder value of Bionomics.

I will deal with the last of the five questions, namely, the outlook for Bionomics, at the conclusion of this address because that would be an appropriately positive note to conclude with.

Board and Management Changes

As foreshadowed in the Annual Report and Notice of Annual General Meeting, Dr Warren Kinston is retiring from the Board at this Annual General Meeting and does not seek re-election.

Dr Kinston believes that Bionomics has been launched successfully and he now needs to deal with other responsibilities and to pursue other opportunities.

Those involved in the formation of Bionomics (especially the founding scientists), well appreciate the thought, effort and commitment that Warren has put into the Company – helping it grow from a conceptual spark ahead of its time to the ASX-listed company presently valued by the market at about $20 million.

Dr Kinston brought to Bionomics a sense of humour, positivity and an unusually incisive, if sometimes provocative, appraisal of situations. We wish him the very best in the future, and that Verity Kinston makes a speedy and complete recovery to good health.

On 7 August 2001 we announced the appointment of Dr George Morstyn as a Non-Executive Director of Bionomics and we expect that this appointment will be formally confirmed by shareholders shortly. An Australian who has been living in the USA for the last 10 years, Dr Morstyn is currently Senior Vice President of Development and Chief Medical Officer of Amgen Inc., the world's largest independent biotechnology company specialising in human therapeutics. Dr Morstyn's strong background in medical research, particularly in the area of cancer research, combined with his extensive international commercial experience, has already been of great value to us. We welcome George to the Board, and his return to live in Australia with his family early in 2002. Attracting George to our Board has been a real coup for us, and a welcome reversal of the all-too-common exodus of Australia's best and brightest for overseas.

Eminent cancer researcher, Dr Tom Gonda, was appointed Bionomics' Chief Scientist in May. Dr Gonda, a molecular biologist with over 20 year's experience researching cancer and blood cell formation, has a distinguished

international career with an outstanding track record in research. As an inventor on five patent applications, Dr Gonda also has a deep appreciation of the value of intellectual property in building biotechnology companies.

Dr Gonda joins the Bionomics management team, which now comprises Mrs Jill Mashado (Financial Administrator and Company Secretary), and Dr Scott Whitmore (Development Officer).

In addition, Dr David Callen has now joined Bionomics as our Head of Genomics. David and Grant Sutherland are two of the few Australian scientists playing a significant role in the Human Genome Project. David joins us from the Department of Cytogenetics and Molecular Genetics of the Women's and Children's Hospital, where he was Head of the Cytogenetics Unit.

This morning we announced that Professor Ashley Dunn, Deputy Director of the Ludwig Cancer Research Institute, is to join our Scientific Advisory Board. Professor Dunn has had a distinguished career in cancer research, spanning almost 30 years of active research in the UK, USA and Australia. Professor Dunn was made a Fellow of the Australian Academy of Science in 1995 and we welcome him to Bionomics.

Bionomics' Research Facility

Shareholders will be aware that Bionomics currently leases laboratory space from GroPep Ltd. Our lease on those facilities expires in March 2002 and GroPep has indicated their intention to resume those laboratories at that time.

In addition, further expansion of Bionomics' epilepsy research program and the planned expansion of our breast cancer project, as a result of the successful R&D Start Grant and Biotechnology Innovation Fund grant, has meant that the space is no longer adequate for Bionomics' purposes.

In October 2001, arrangements were formally concluded with the South Australian Government for the facilitation by the Government of the construction of a purpose-built research facility for Bionomics within the Bioscience Precinct at Thebarton, near the Adelaide CBD.

Whilst the specific terms of this facilitation package are confidential, I can assure shareholders that the arrangements have brought substantial benefits to Bionomics and involve minimal upfront cash outlays by Bionomics.

The budgeted cost of construction of the facility is $6.3 million, which will be met by the Government. Bionomics has paid a deposit, with the balance of the construction cost payable to the Government over ten years, at interest rates favourable to Bionomics. Work is well advanced on the building, with handover expected in mid-March 2002.

This project is an endorsement of the achievements of Bionomics to date and underlines the commitment of the South Australian Government to building a vibrant biotechnology industry in South Australia.

Acknowledgements

The progress and achievements described in the Annual Report and presented today would not have been possible without the contributions of various parties, including:

- The Bionomics team of people, led by Dr Rathjen, including the scientists working on Bionomics' projects in each of the three research institutes with which we have services agreements
- The eminent scientists comprising the five-member, soon-to-be six member, Bionomics' Scientific Advisory Board (SAB). Led by Co-Chairs, Professor Grant Sutherland and Professor Mathew Vadas, the SAB is working very well and is clearly making significant contributions towards the potential value of Bionomics' intellectual property portfolio. I note also that two members of the SAB, Professors Mathew Vadas and Samuel Berkovic, were the recipients of prestigious awards during 2001. Mathew received the Australian Citation Laureateship for his work in immunology and Sam the Novartis Prize for Epilepsy Research.
- The research institutes with which Bionomics has our License and Service Agreements. The continued goodwill and co-operation of the principal licensor of Bionomics' intellectual property, Women's and Children's Hospital, are particularly appreciated.
- The South Australian Government, particularly in relation to funding assistance for the new research facility.

Recent Events and Progress

Turning now to recent events and progress.

Subsequent to finalisation of our Annual Report, Bionomics announced that we have formed a strategic alliance with a US company, Hybrigen Inc. This alliance is the second such alliance put in place this year and is a visible indication of Bionomics global outlook. Technology alliances, such as those with Ozgene and Hybrigen, enable Bionomics to fast-track our R&D and have the potential to add considerable value to the Company's intellectual property portfolio.

The Company has exceeded our R&D milestones during 2001 and good progress is being made towards reaching our commercialisation objectives. The Company is in advanced discussion with a global pharmaceutical company in relation to one of its research areas and a number of other exciting developments are in the pipeline.

Outlook

Finally, the Board's view on the outlook for Bionomics. I preface these remarks with the cautionary observation that, by its nature, biotechnology research, development and commercialisation have substantial risks.

However, Bionomics is at an exciting stage of our development in the rapidly growing genomics sector of the biotechnology industry.

Having achieved the Research and Development milestones set out in the Company's Prospectus and first Annual Report, Bionomics is now well positioned to enter the next phase of our commercial development. The Company's strategy is based on our expertise in the discovery of genes to develop products for the diagnosis and treatment of serious medical conditions. Our focus in the coming year is to generate growth in the value of our intellectual property in the areas of breast cancer, epilepsy and angiogenesis. Specific project-by-project research and development milestones to achieve this growth are set out in the Annual Report and will be presented shortly.

We have a highly-skilled, enthusiastic and deeply committed management team and a Board with the right blend of skills and experience, underpinned by an internationally-recognised Scientific Advisory Board. In addition, the quality and focus of our science and our people is lent further credibility by our notable successes in achieving Federal and State Government research and infrastructure funding.

We have the financial capacity to implement our plans. More importantly, our milestone achievements to date are further evidence that we have the people and the science to succeed in this rapidly growing genomics sector.

Notwithstanding the substantial risks, the outlook for Bionomics is both positive and exciting.

That concludes the Chairman's Address.

Dr Deborah Rathjen formally took up the role of CEO and Managing Director in June last year. Over those 16 months or so, much has clearly been achieved, largely as a result of Deborah's skill, passionate commitment and punishing business schedules.

Deborah has the rare combination of a strong academic/scientific background on the one hand, and a solid, demonstrably successful commercial/business track record on the other hand.

It gives me great pleasure to introduce Dr Deborah Rathjen.

CHIEF EXECUTIVE OFFICER & MANAGING DIRECTOR'S ADDRESS

Thank you Fraser and good morning fellow shareholders.

We have entered a new age of medical treatments based on our understanding of the function of certain genes and their relationship to disease. Two specific examples of this are the drugs Herceptin and Gleevec.

Herceptin has received a great deal of attention in recent times in relation to its entry into the Pharmaceutical Benefits Scheme here in Australia. Discovered by Bionomics SAB member Professor Axel Ullrich and his colleagues at the US biotech company Genentech, Herceptin is used in conjunction with a gene-based diagnostic test to treat advanced breast cancer.

The very recently FDA approved drug Gleevec is used to treat certain types of leukemia. To date it has exhibited extraordinary efficacy and safety in patients. Gleevec, which targets a gene product associated with leukemia, received very rapid regulatory approval, speeding what has traditionally been regarded as a very lengthy drug development process. Together these examples - Herceptin and Gleevec - convey the promise and practical advantages of gene-based treatments.

Genomics research is expected to generate a large number of new drug opportunities estimated to be in excess of 10,000. These opportunities will lead to a more personalised approach to drug treatment.

"Patents and partnerships underpinned by innovative research"

Bionomics' first full year as a public company has been marked by a number of significant R&D and commercial advances. The theme of my presentation is patents and partnerships, underpinned by innovative research. These are the three drivers for our business moving forward and we have a number of strategies in place to achieve major advances in the forthcoming year.

During this morning's presentation I plan to touch on the key areas of our business which, in an operational sense, directly affect the Company's ability to deliver shareholder value.

I will start my presentation with an overview of the business strategy and the commercial and R&D milestones achieved in the past year. I will then give you an update on the progress we have made with our three R&D projects - breast cancer, epilepsy and angiogenesis.

Bionomics belongs to a knowledge-based industry and fundamental to our business strategy is the protection of our intellectual property for future growth and development. The second part of my report will focus on the progress we have made in patenting our gene discoveries and our plans to progress these key patent filings into the international patenting system.

Forging corporate alliances to enhance Bionomics' competitiveness and establish the Company as a global player in the genomics sector is a key priority for the coming year. We have actively addressed ways to enhance the Company's ability to compete globally in genomics research and announced two technology collaborations designed to advance our breast cancer project. In addition, we have expanded our capacity to undertake functional genomics studies and to validate drug targets. The third part of my report expands on the role of alliances in advancing our commercial, business objectives.

Our recently announced Hybrigen alliance resulted from initial meetings held at this year's premier international biotechnology conference, BIO 2001 held in San Diego in June. Genomics is a global industry and much of our R&D and commercial focus is off-shore. Raising the international profile of the company is a crucial component of our business strategy.

Genomics research gives rise to proprietary information on thousands of drug targets and we need to maintain constant international exposure to capitalise on our gene discoveries and new opportunities.

Finally, I will conclude this report with our plans for moving forward and the key priorities for the year ahead.

Business Strategy

Bionomics underpins everything it does with a sound business strategy. The main objectives involve:

- exploiting broadly based gene technologies to discover, develop and sell gene-based products in the global market place;
- partnering research programs at an early stage and to participate in the success of the resulting products; and,
- leveraging management experience in the biotechnology commercialisation process.

2001 Business Objectives Achieved

The traditional model of drug discovery and drug development is often lengthy and accompanied by high costs and high risk. Bionomics' commercial and R&D milestones achieved over the past 12 months demonstrate the Company's ability to rapidly advance gene discovery research, while exploring international and local commercial opportunities to capitalise on these discoveries. In addition to our gene discoveries, we have announced two strategic alliances to accelerate and further progress our internationally recognised breast cancer research project. This represents the first step in progressing the commercial prospects for Bionomics' projects. As our Chairman has already indicated, we are making good progress towards the commercialisation of our intellectual property and the generation of first revenues from this source is a priority for 2002.

In seeking to balance our R&D pipeline, Bionomics has secured world-wide rights to angiogenesis genes and received significant injection of funds through Federal Government R&D grant schemes.

Epilepsy Project

Epilepsy affects three percent of the population and Bionomics scientists are focusing on the discovery of genes relating to Idiopathic Generalised Epilepsy, the most common form of the disease. Over one quarter of people suffering from Idiopathic Generalised Epilepsy are unable to adequately control their seizures with currently available medications.

Our highly valued collaboration with researchers at the Women's and Children's Hospital in Adelaide and at the University of Melbourne has continued to progress our understanding of the genetic basis of epilepsy. This ground-breaking research was presented at the World Epilepsy Congress in Argentina where Scientific Advisory Board member, Professor Samuel Berkovic, was awarded the Novartis Prize for Epileptology.

A Federal Government R&D Start Grant of approximately $1 million over two years is enabling the Company to increase its commitment to the epilepsy project.

Epilepsy — A new paradigm for drug discovery

Progress in the epilepsy project to date has enabled Bionomics to develop a new paradigm for the discovery of more specific drugs to treat epilepsy. Our strategy is to move closer to the clinic with our gene discoveries. An example of this is our work with the GABA receptor, which shows a specific change associated with childhood absence epilepsy. The genetic change in this instance prevents a "normal" response by the GABA receptor to a top selling class of anti-epileptic drugs called benzodiazapines. Using Bionomics' genetic models it may be possible to develop a more effective drug to treat this form of epilepsy which affects approximately three percent of children.

Despite the anti-epileptics market being dominated by old, off-patent medicines which are often poorly tolerated and produce adverse side-effects, the current epilepsy drug market is experiencing revenues in the order of US$4 billion with a growth rate of approximately 15 percent per annum. The commercial opportunity on which Bionomics seeks to capitalise is to produce safer, more effective treatments which fulfil the current unmet need left by existing treatments.

Breast Cancer – The Problem

Breast cancer is the leading cause of death in women between 40 and 50 years of age, with the lifetime risk factor for developing the disease being up to 1 in 10 women. In Australia, more than 8,500 new cases are diagnosed each year with a 25 percent mortality rate. In the US, 200,000 new cases are diagnosed each year. The fact that only five percent of all diagnosed cases result from an inherited predisposition presents an urgent need to improve our understanding of the genetic basis of the disease. Gene therapy has the potential to revolutionise cancer treatment, avoiding chemotherapy and serious disfiguring surgery.

Our scientists have developed a three-pronged approach to identify genes and drug targets associated with breast cancer. The first approach is to discover tumour suppressor genes which work to suppress activity that could promote the development of breast cancer. The second approach examines anti-angiogenic genes which have been shown to inhibit the growth of cancer by inhibiting blood vessel growth and the third identifies oncogenes which, when expressed uncontrollably, enable the cancer to develop.

The discovery of genes associated with Bionomics' three-pronged approach to breast cancer covers many potential ways to treat the disease. Tumour suppressor genes and anti-angiogenic genes can be replaced. Genes which are up-regulated in breast cancer can be inhibited by a variety of approaches including small molecule drugs, antibodies and vaccines.

Diagram 1 below clearly demonstrates the leadership and competitive advantage Bionomics has developed in the Company's search for genes related to breast cancer.

Diagram 1

GENE-BASED APPROACHES FOR THE TREATMENT OF BREAST CANCER

→ Discovery of genes results in many potential new treatments for breast cancer


Gene Therapy
Tumour Suppressors
Further Research
Validated Targets
Gene Discovery
Oncogenes
Angiogenesis genes
Antisense Ribozymes
Proteins
Small molecules Antibodies Vaccines

Bionomics Breast Cancer Tumour Suppressor Gene Project

The leading gene discovery advances in Bionomics' breast cancer project focus on BNO64, TSG16, TSG18 and BNO1. In addition, Bionomics has filed provisional patents for a further 67 genes on human chromosome 16, changes to which are evident in the early stages of breast cancer.

BNO64 is a tumour suppressor gene implicated in approximately 50 percent of breast cancers. BNO64 works by dramatically reducing breast cancer cell growth by 25-fold (see diagram 2).

Turning now to our other breast cancer gene discoveries. Bionomics completed a full patent filing covering the gene known as TSG16 in November last year. TSG16 is thought to control the growth of breast cancer cells. Closely related is TSG18, a gene found on chromosome 18.

BNO1 has been shown to be lacking in breast cancer and prostate cancer cells. When inserted into breast cancer cells, the BNO1 gene restores programmed death.

Work in the coming year will focus on delivery of the genes to breast cancer cells in which the genes are absent, and other preclinical studies to test their potential as gene therapy agents for the treatment of breast cancer. We will also investigate the use of these genes as prognostic and diagnostic markers for breast cancer.

Angiogenesis – A New Frontier

Angiogenesis, a critical process involved in serious diseases such as cancer and rheumatoid arthritis, was added to the Company's R&D portfolio as a new area of focus in May when we acquired world-wide rights to genes involved in the process. The inclusion of the angiogenesis project within our portfolio is in line with our stated business objectives to identify new project opportunities, provide a balanced research and development portfolio and establish alliances which enhance Bionomics' ability to compete in the international arena.

Angiogenesis research presents significant commercial opportunities for the Company as industry estimates suggest diseases which may be treated by angiogenesis-based therapies encompass 20 percent of the US$322 billion global pharmaceutical market.

Angiogenesis is the process which controls the formation of new blood vessels. While the process is essential for healing, it can also be responsible for feeding cancers.

The angiogenesis project is conducted in collaboration with scientists at the Hanson Centre for Cancer Research in Adelaide's Institute of Medical and Veterinary Science. Of the 137 genes which have been identified to date, 32 are novel. There are still more than 900 genes to identify and characterise in this process, creating an R&D milestone objective for 2002.

Patent Summary – Intellectual Property Strength

Prior to joining Bionomics in June last year, I worked as Manager of Business Development and Licensing for Peptech and one of our key achievements was the successful defence of Peptech's TNF patents against a legal challenge by BASF. As I stated in my opening remarks, a critical part of Bionomics' business is the protection of our gene discoveries and validated drug targets through patents.

Diagram 2

BNO 64 INHIBITS THE GROWTH OF BREAST CANCER CELLS



– BNO 64



+ BNO 64 = 25 fold reduction in breast cancer cell growth

Diagram 3

PATENT SUMMARY


Provisional Patent Application
Full Patent (PCT) Filing
Search Report/ Preliminary Examination
International Entry
EPILEPSY
Gene Discovery Patents
BREAST CANCER
Gene Discovery Patents
ANGIOGENESIS
Gene Discovery Patents
As at June 2000
As at November 2001
6 Months
12 Months
16 Months
30 Months

While there has been much discussion about the patentability of genes, the general consensus is that the function and use of a gene can be patented once its role in causing disease is understood, but raw DNA sequences are not able to be patented. Any products that are developed based on the patented functions will be liable for licensing fees payable to the patent holder.

When I started at Bionomics in June 2000, the patent summary chart resembled the white bars in diagram 3.

We had a granted Australian patent licensed from the Women's and Children's Hospital for the epilepsy project and we had licensed a provisional patent application for the breast cancer project also from the WCH.

In the past 12 months Bionomics has been extremely active in the filing of provisional patents with the result that over 230 genes are now covered by patent applications arising from research projects. Our strong intellectual property position is described in diagram 3.

Corporate and Research Partnerships

Let's take a look now at Bionomics' corporate partnerships and research links (see diagram 4).

Bionomics' breast cancer project is currently benefiting from two strategic alliances announced this year. The Company's first alliance, announced in June, links us with Ozgene, a leading Australian drug target validation and functional genomics company based in Perth. An important aspect of the future development of drugs to treat breast cancer is the availability of genetic models which reflect the disease process. Ozgene's team are leaders in the development of gene knock-out technology and the models provided under this arrangement speed up our ability to capitalise on our breast cancer gene discoveries.

Our second alliance was announced in September with Hybrigen, a privately-held US biotech company with proteomic platform technologies to accelerate the identification and characterisation of high-value drug targets. The Hybrigen alliance is significant because Hybrigen's technologies enable us to discover drug targets in ways that no competitive proteomic technology can match. Again, this alliance allows Bionomics to accelerate our goal to be a global player in developing and commercialising gene-based products for the treatment of breast cancer.

Through its links with leading research institutes, Bionomics has unparalleled access to clinical material and insights. When these are combined with Bionomics' platform of core technologies, the result is a powerful way to facilitate rapid gene discovery and position the Company as a world leader within its areas of expertise. Bionomics funds on-going research work in its three main project areas through agreements with three of Australia's premier research institutions – the Women's and Children's Hospital and the Hanson Centre for Cancer Research at the Institute of Medical and Veterinary Science in Adelaide and the University of Melbourne. These institutions employ leading edge technology and their researchers have international reputations as leaders in their fields of disease gene identification, combined with an excellent record of publication in high profile, peer reviewed scientific journals.

Diagram 4


1
2

Corporate Partnerships
- ❶ Hybrigen (Dallas)
- ❷ Ozgene (Perth)
- ○ Bionomics (Adelaide)

Research Links
- Women's & Children's Hospital (Adelaide)
- Hanson Centre (Adelaide)
- University of Melbourne

Priorities for 2002

I would like to conclude this report by re-stating the two key priorities for the coming year outlined in our recent Annual Report.

First, we will continue to develop our epilepsy, breast cancer and angiogenesis intellectual property, leading to commercialisation. This will be achieved through adding further gene discoveries to our substantial portfolio, combined with validating our discovered genes as drug targets for new therapeutic interventions. Our aim is to rapidly progress our gene discoveries to clinical evaluation. In addition, we will progress our key patent filings into the international examination phases.

Second, we will forge additional corporate alliances to enhance Bionomics' competitiveness and establish it as a global player in the genomics sector.

Bionomics is building an increasing industry awareness of its activities and the business opportunities inherent in its research projects in both the US and Europe. To date, the Company has been successful in identifying potential corporate partners for its research programs through participation at the Trigenome Partnering meeting in San Francisco, BIO2001 in San Diego and BioPartnering Europe in London. Bionomics will seek to increase this awareness in its external marketing and communications activities in 2002 to further boost this profile.

Bionomics — Past, Present and Future

In summary, Bionomics has achieved significant progress since listing almost 23 months ago. In 2000 we focused on establishing a comprehensive gene discovery platform and activated licensing and services agreements to fast track our gene discovery programs and provide us with unparalleled access to clinical material.

In 2001 we focused on accessing technologies to further accelerate drug target validation, notably the Hybrigen and Ozgene alliances and our new angiogenesis initiative.

In 2002 our focus will be on accessing drug discovery platforms to take our gene discoveries closer to the clinic and seek partnerships with big pharmaceutical and biotechnology companies (see diagram 5).

As the Chairman has outlined, the Company is financially well placed to achieve its commercial and R&D objectives. We are committed to realising the value of this new era of medical discovery for the benefit of shareholders.

I would like to acknowledge and thank our Board of Directors, the Scientific Advisory Board, Bionomics' scientists and the management team for their dedicated efforts towards achieving this goal.

Diagram 5

BIONOMICS - PAST, PRESENT AND FUTURE


Drug Discovery Platforms
• Antibody
• Antisense therapeutics
• Ribozyme therapeutics
• Small molecule drugs
2002
Pharma Partners
• Gene discovery
• Drug target validation
• Drug discovery
• Drug development
Bionomics
2000
2001
Gene Discovery Platform
Clinical Material
Proteomics – Hybrigen Inc
Functional Genomics
– Ozgene Pty Ltd

Bionomics Limited
ABN 53 075 582 740
Level 1
77 King William Road
North Adelaide SA 5006
Telephone (61 8) 8367 0470
Facsimile (61 8) 8367 0467
www.bionomics.com.au

02 SEP 11 AM 10:43

Bionomics Limited

FINAL – 8 November 2001

CHAIRMAN'S ADDRESS
BIONOMICS' ANNUAL GENERAL MEETING
THURSDAY, 8 NOVEMBER 2001

Ladies and Gentlemen

On behalf of the Board, I again bid a warm welcome to our fellow shareholders and invited guests.

Following this address, Deborah Rathjen will give a comprehensive presentation on the science, performance and prospects for our Company – including substantiation of the more general observations which I am about to make.

My remarks will focus on the answers to five perfectly reasonable shareholder questions; namely the Board's view on each of the following:

1. The outlook for the biotechnology industry generally, and the genomics sector in particular?

Bionomics Limited

2. Bionomics' performance to date in terms of creating sustainable shareholder value?

3. Our financial capacity to achieve our objectives?

4. Our share price performance?

5. The outlook for Bionomics?

Outlook for the Biotechnology Industry

The biotechnology industry continues to produce remarkable results – results which have much enhanced the understanding of the systems and processes involved in serious human disease.

Our view is that, notwithstanding the substantial risks involved in biotechnology research, development and comercialisation, the rewards for success will continue to be high, and industry growth

prospects are generally strong. This is not a transient, short-lived industry.

In Bionomics' particular area of focus – genomics – the products of genomics research are clearly bringing about faster and lower cost discovery and development of effective gene-based treatments of disease, and Dr Rathjen will present two recent, specific examples of this; namely, Herceptin and Gleevec. We expect this trend to genomics-based treatments to accelerate. For example, the highly regarded US-based market researchers, Decision Resources Inc., estimate that the percentage of cancer treating drugs which are genomics based will grow from 25% in year 2000 to 50% by year 2005.

Bionomics' Performance to Date

Dr Rathjen will present the specifics of our performance against R&D, and Other Key Objectives. The R&D objectives have all been met and very good progress is being made on the other objectives.

The Board's view is that, as a result of these achievements and progress, sustainable shareholder value has indeed been created, although it is disappointing that this has not yet been reflected in our share price!

Financial Capacity to Achieve our Objectives

Do we have the financial capacity to achieve our objectives?

The Annual Report deals with the specifics of this, including noting that:

- On 31 May 2001 the Company announced the placement of 3.8 million new ordinary shares, which subsequently raised $3.9 million (net of costs).

- Future cash inflows include $2.8 million (net of costs) arising from the exercise of subscriber options issued at the time of the float. As noted in our advice to these optionholders, dated 1 November, these options are exercisable by 30

November 2001. The proceeds arising from the exercise of these options have been fully underwritten.

In essence, the Board's view is that it is reasonable to expect that we currently have the capacity to fund our R&D and other expenditures for at least the next two years. Therefore, we do indeed have the financial capacity to achieve the objectives which Dr Rathjen will shortly present to us.

Other comments on financial aspects are as follows:

- I confirm that all expenditures to date have been on activities that were foreshadowed in the Prospectus.

- The Board and management are acutely aware of the need to conserve cash and to see that expenditures on other than R&D are minimised. In this regard, the Board is satisfied that the ratio between corporate overheads/administration costs on the one hand, and R&D expenditures on the other hand, is appropriate.

Share Price Performance

On the fourth question – the Board's view on our share price performance - the following slide shows Bionomics' share price movements and daily turnover since listing in late 1999.

Share Price and Volume since Listing



Issue Price $0.40
September 11
Price ($)
Volume (Millions)
2.00
1.75
1.50
1.25
1.00
0.75
0.50
0.25
0.00
2.0
1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
ASX Listing
Jan-00
Feb-00
Mar-00
Apr-00
May-00
Jun-00
Jul-00
Aug-00
Sep-00
Oct-00
Nov-00
Dec-00
Jan-01
Feb-01
Mar-01
Apr-01
May-01
Jun-01
Jul-01
Aug-01
Sep-01
Oct-01
Date
Volume (Millions)
Price ($)

Bionomics Limited

Observations arising from this are as follows:

Understandably, for a company in this early stage of development, the price has been volatile and may well continue to be so........

Also, the price is clearly affected by a range of external forces, which are beyond our control.

Comparison of Share Price Performance



250
225
200
175
150
125
100
75
50
Market Capitalisation Index
Date
Bionomics
Similar Stocks (<$100m M. Cap.)
Healthcare and Biotech Index

Bionomics Limited

However, as evidenced by this slide, in the Australian context, we have, until quite recently, out-performed the ASX Healthcare and Biotech index, and we continue to out-perform a basket of 15 listed biotechnology companies, each having a market capitalisation less than $100 million. On the other hand, we do admit to some disappointment that the increased value of the Company's intellectual property portfolio has not been recognised by way of a higher share price.

You have the assurance of the Board and CEO that we will continue to work very hard to increase the real and sustainable shareholder value of Bionomics.

The Outlook

I will deal with the last of the five questions; namely, the Outlook for Bionomics, at the conclusion of this address because that would be an appropriately positive note to conclude with.

Other Matters

Turning now to other matters:

Board and Management Changes

As foreshadowed in the Annual Report and Notice of Annual General Meeting, **Dr Warren Kinston** is retiring from the Board at this Annual General Meeting, and does not seek re-election.

Dr Kinston believes that Bionomics has been launched successfully and he now needs to deal with other responsibilities and to pursue other opportunities.

Those involved in the formation of Bionomics (especially the founding scientists), well appreciate the thought, effort and commitment that Warren has put into the Company – helping it grow from a conceptual spark ahead of its time to the ASX

listed company presently valued by the market at about $20 million.

Dr Kinston brought to Bionomics a sense of humour, positivity and an unusually incisive, if sometimes provocative, appraisal of situations. We wish him the very best in the future, and that Verity Kinston makes a speedy and complete recovery to good health.

On 7 August 2001 we announced the appointment of **Dr George Morstyn** as a Non-Executive Director of Bionomics, and we expect that this appointment will be formally confirmed by shareholders shortly. An Australian who has been living in the USA for the last 10 years, Dr Morstyn is currently Senior Vice President of Development and Chief Medical Officer of Amgen Inc., the world's largest independent biotechnology company specialising in human therapeutics. Dr Morstyn's strong background in medical research, particularly in the area of cancer research,

combined with his extensive international commercial experience, has already been of great value to us. We welcome George to the Board, and his return to live in Australia with his family early in 2002. Attracting George to our Board has been a real coup for us, and a welcome reversal of the all-too-common exodus of Australia's best and brightest for overseas.

Eminent cancer researcher, **Dr Tom Gonda**, was appointed Bionomics' Chief Scientist in May. Dr Gonda, a molecular biologist with over 20 year's experience researching cancer and blood cell formation, has a distinguished international career with an outstanding track record in research. As an inventor on five patent applications, Dr Gonda also has a deep appreciation of the value of intellectual property in building biotechnology companies.

Dr Gonda joins the Bionomics management team, which now comprises Mrs Jill Mashado (Financial Administrator and

Company Secretary), and Dr Scott Whitmore (Development Officer).

In addition, **Dr David Callen** has now joined Bionomics as our Head of Genomics. David and Grant Sutherland are two of the few Australian scientists playing a significant role in the Human Genome Project. David joins us from the Department of Cytogenetics and Molecular Genetics of the Women's and Children's Hospital, where he was Head of the Cytogenetics Unit.

This morning we announced that **Professor Ashley Dunn**, Deputy Director of the Ludwig Cancer Research Institute, is to join our Scientific Advisory Board. Professor Dunn has had a distinguished career in cancer research, spanning almost 30 years of active research in the UK, USA and Australia. Professor Dunn was made a Fellow of the Australian Academy of Science in 1995, and we welcome him to Bionomics.

Bionomics Limited

Bionomics' Research Facility

Shareholders will be aware that Bionomics currently leases laboratory space from GroPep Ltd. Our lease on those facilities expires in March 2002 and GroPep has indicated their intention to resume those laboratories at that time.

In addition, further expansion of Bionomics' epilepsy research program and the planned expansion of our breast cancer project as a result of the successful R&D Start Grant and Biotechnology Innovation Fund grant has meant that the space is no longer adequate for Bionomics' purposes.

In October 2001, arrangements were formally concluded with the South Australian Government for the facilitation by the Government of the construction of a purpose-built research facility for Bionomics within the Bioscience Precinct at Thebarton, near the Adelaide CBD.

Bionomics Limited

Whilst the specific terms of this facilitation package are confidential, I can assure shareholders that the arrangements have brought substantial benefits to Bionomics, and involve minimal upfront cash outlays by Bionomics.

The budgeted cost of construction of the facility is $6.3 million, which will be met by the Government. Bionomics has paid a deposit, with the balance of the construction cost payable to the Government over ten years, at interest rates favourable to Bionomics.

As you can see from this slide, work is well advanced on the building, with handover expected in mid-March 2002.

This project is an endorsement of the achievements of Bionomics to date and underlines the commitment of the South Australian Government to building a vibrant biotechnology industry in South Australia.

Bionomics Limited

Acknowledgements

The progress and achievements described in the Annual Report and presented today would not have been possible without the contributions of various parties, including:

- The Bionomics team of people, led by Dr Rathjen, including the scientists working on Bionomics' projects in each of the three research institutes with which we have services agreements

- The eminent scientists comprising the five-member, soon-to-be six member, Bionomics' Scientific Advisory Board (SAB). Led by Co-Chairs Professor Grant Sutherland and Professor Mathew Vadas, the SAB is working very well and is clearly making significant contributions towards the potential value of Bionomics' intellectual property portfolio. I note also that two members of the SAB (Professors Mathew Vadas and Samuel Berkovic) were the recipients of prestigious awards during 2001 – Mathew received the Australian

Citation Laureateship for his work in immunology and Sam the Novartis Prize for Epilepsy Research.

- The research institutes with which Bionomics has our License and Service Agreements. The continued goodwill and co-operation of the principal licensor of Bionomics' intellectual property, Women's and Children's Hospital, are particularly appreciated.

- The South Australian Government, particularly in relation to funding assistance for the new research facility.

Recent Events and Progress

Turning now to recent events and progress:

- Subsequent to finalisation of our Annual Report, Bionomics announced that we have formed a strategic alliance with a US company, Hybrigen Inc. This alliance is the second such

alliance put in place this year, and is a visible indication of Bionomics global outlook. Technology alliances, such as those with Ozgene and Hybrigen, enable Bionomics to fast-track our R&D and have the potential to add considerable value to the Company's intellectual property portfolio.

- The Company has exceeded our R&D milestones during 2001, and good progress is being made towards reaching our commercialisation objectives. The Company is in advanced discussion with a global pharmaceutical company in relation to one of its research areas, and a number of other exciting developments are in the pipeline.

Concluding Remarks

Outlook

Finally - the Board's view on the outlook for Bionomics. I preface these remarks with the cautionary observation that, by its nature,

biotechnology research, development and commercialisation have substantial risks.

However, Bionomics is at an exciting stage of our development in the rapidly growing genomics sector of the biotechnology industry.

Having achieved the Research and Development milestones set out in the Company's Prospectus and first Annual Report, Bionomics is now well positioned to enter the next phase of our commercial development. The Company's strategy is based on our expertise in the discovery of genes to develop products for the diagnosis and treatment of serious medical conditions. Our focus in the coming year is to generate growth in the value of our intellectual property in the areas of breast cancer, epilepsy and angiogenesis. Specific, project-by-project research and development milestones to achieve this growth are set out in the Annual Report, and will be presented shortly.

We have a highly-skilled, enthusiastic and deeply committed management team, and a Board with the right blend of skills and experience, underpinned by an internationally-recognised

Scientific Advisory Board. In addition, the quality and focus of our science and our people is lent further credibility by our notable successes in achieving Federal and State Government research and infrastructure funding.

We have the financial capacity to implement our plans. More importantly, our milestone achievements to date are further evidence that we have the people and the science to succeed in this rapidly growing genomics sector.

Notwithstanding the substantial risks, the outlook for Bionomics is both positive and exciting.

That concludes the Chairman's Address

CEO's Presentation

Deborah Rathjen formally took up the role of CEO and Managing Director in June last year. Over those 16 months or so, much has

clearly been achieved, largely as a result of Deborah's skill, passionate commitment and punishing business schedules.

Deborah has the rare combination of a strong academic/scientific background on the one hand, and a solid, demonstrably successful commercial/business track record on the other hand.

Deborah, over to you..........

CHIEF EXECUTIVE OFFICER & MANAGING DIRECTOR'S ADDRESS
BIONOMICS' ANNUAL GENERAL MEETING
THURSDAY, 8 NOVEMBER 2001

Slide 1: Dr Deborah Rathjen, Bionomics CEO and MD

Thank you Fraser and good morning fellow shareholders.

Slide 2: Gene-based Products...... Here and Now

We have entered a new age of medical treatments based on our understanding of the function of certain genes and their relationship to disease. Two specific examples of this are the drugs Herceptin and Gleevec.

Herceptin has received a great deal of attention in recent times in relation to its entry into the Pharmaceutical Benefits Scheme here in Australia. Discovered by Bionomics SAB member Professor Axel Ullrich and his colleagues, at the US biotech company Genentech, Herceptin is used in conjunction with a gene-based diagnostic test to treat advanced breast cancer.

The very recently FDA approved drug Gleevec is used to treat certain types of leukemia. To date it has exhibited extraordinary efficacy and safety in patients. Gleevec, which targets a gene product associated with leukemia, received very rapid regulatory approval, speeding what has traditionally been regarded as a very lengthy drug development process. Together these examples – Herceptin and Gleevec convey the promise and practical advantages of gene-based treatments.

Genomics research is expected to generate a large number of new drug opportunities – estimated to be in excess of 10,000. These opportunities will lead to a more personalised approach to drug treatment.

Slide 3: Patents and Partnerships underpinned by innovative research

Bionomics' first full year as a public company has been marked by a number of significant R&D and commercial advances. The theme of my presentation is patents and partnerships, underpinned by innovative research. These are the three drivers for our business moving forward and we have a number of strategies in place to achieve major advances in the forthcoming year.

Slide 4: Operations Overview

During this morning's presentation I plan to touch on the key areas of our business which, in an operational sense, directly affect the Company's ability to deliver shareholder value.

I will start my presentation with an overview of the business strategy and the commercial and R&D milestones achieved in the past year. I will then give you an update on the progress we have made with our three R&D projects, breast cancer, epilepsy and angiogenesis.

Bionomics belongs to a knowledge-based industry and fundamental to our business strategy is the protection of our intellectual property for future growth and development. The second part of my report will focus on the progress we have made in patenting our gene discoveries and our plans to progress these key patent filings into the international patenting system.

Forging corporate alliances to enhance Bionomics' competitiveness and establish the Company as a global player in the genomics sector is a key priority for the coming year. We have actively addressed ways to enhance the Company's ability to compete globally in genomics research and announced two technology collaborations designed to advance our breast cancer project. In addition we have expanded our capacity to undertake functional genomics studies and to validate drug targets. The third part of my report expands on the role of alliances in advancing our commercial business objectives.

Our recently announced Hybrigen alliance resulted from initial meetings held at this year's premier international biotechnology conference, BIO 2001 held in San Diego in June. Genomics is a global industry and much of our R&D and commercial focus is off-shore. Raising the international profile of the company is a crucial component of our business strategy.

Genomics research gives rise to proprietary information on thousands of drug targets and we need to maintain constant international exposure to capitalise on our gene discoveries and new opportunities.

Finally, I will conclude this report with our plans for moving forward and the key priorities for the year ahead.

Slide 5: Business Strategy

Bionomics underpins everything it does with a sound business strategy. The main objectives involve:

- exploiting broadly based gene technologies to discover, develop and sell gene-based products in the global market place;
- partnering research programs at an early stage and to participate in the success of the resulting products; and,
- Leveraging management experience in the biotechnology commercialisation process.

Slide 6: 2001 Business Objectives Achieved

The traditional model of drug discovery and drug development is often lengthy and, accompanied by high costs and high risk. Bionomics' commercial and R&D milestones achieved over the past 12 months demonstrate the Company's ability to rapidly advance gene discovery research, while exploring international and local commercial opportunities to capitalise on these discoveries. In addition to our gene discoveries, we have announced two strategic alliances to accelerate and further progress our internationally recognised breast cancer research project. This represents the first step in progressing the commercial prospects for Bionomics' projects. As our chairman has already indicated we are making good progress towards the commercialization of our intellectual property and the generation of first revenues from this source is a priority for 2002.

In seeking to balance our R&D pipeline Bionomics has secured world-wide rights to angiogenesis genes and received significant injection of funds through Federal Government R&D grant schemes.

Slide 7: R&D Report – Epilepsy

Epilepsy affects three percent of the population and Bionomics scientists are focusing on the discovery of genes relating to Idiopathic Generalised Epilepsy, the most common form of the disease. Over one quarter of people suffering from Idiopathic Generalised Epilepsy are unable to adequately control their seizures with currently available medications.

Our highly valued collaboration with researchers at the Women's and Children's Hospital in Adelaide and at the University of Melbourne has continued to progress our understanding of the genetic basis of epilepsy. This ground-breaking research was presented at the World Epilepsy Congress in Argentina where Scientific Advisory Board member, Professor Samuel Berkovic was awarded the Novartis Prize for Epileptology.

A Federal Government R&D Start Grant of approximately $1 million over two years is enabling the Company to increase its commitment to the epilepsy program.

Slide 8: Epilepsy- A new paradigm for drug discovery

Progress in the epilepsy project to date has enabled Bionomics to develop a new paradigm for the discovery of more specific drugs to treat epilepsy. Our strategy is to move closer to the clinic with our gene discoveries. An example of this is our work with the GABA receptor, which shows a specific change which is associated with childhood absence epilepsy. The genetic change in this instance prevents an "normal" response by the GABA receptor to a top selling class of anti-epileptic drugs called benzodiazapines. Using Bionomics' genetic models it may be possible to develop a more effective drug to treat this form of epilepsy which affects approximately 3% of children.

Despite the anti-epileptics market being dominated by old, off-patent medicines which are often poorly tolerated and produce adverse side-effects, the current epilepsy drug market is experiencing revenues in the order of US$4 billion with a growth rate of approximately 15 percent per annum. The commercial opportunity on which Bionomics seeks to capitalise is to produce safer, more effective treatments which fulfil the current unmet need left by existing treatments.

Slide 9: Breast Cancer – The Problem

Breast cancer is the leading cause of death in women between 40 and 50 years of age, with the lifetime risk factor for developing the disease being up to 1 in 10 women. In Australia, more than 8,500 new cases are diagnosed each year with a 25 percent mortality rate. In the US, 200,000 new cases are diagnosed each year. The fact that only five percent of all diagnosed cases result from an inherited predisposition presents an urgent need to improve our understanding of the genetic basis of the disease. Gene therapy has the potential to revolutionise cancer treatment, avoiding chemotherapy and serious disfiguring surgery.

Slide 10: Breast Cancer – 3 Pronged Approach

Our scientists have developed a three-pronged approach to identify genes and drug targets associated with breast cancer. The first approach is to discover tumour suppressor genes, which work to suppress activity that could promote the development of breast cancer. The second approach examines anti-angiogenic genes which have been shown to inhibit the growth of cancer by inhibiting blood vessel growth and the third identifies oncogenes which, when expressed uncontrollably, enable the cancer to develop.

Slide 11: Gene-based approaches for the treatment of breast cancer

The discovery of genes associated with Bionomics 3-pronged approach to breast cancer covers many potential ways to treat the disease. Tumour suppressor genes and anti-angiogenic genes can be replaced, genes which are up-regulated in breast cancer can be inhibited by a variety of approaches including small molecule drugs, antibodies, and vaccines.

This slide clearly demonstrates the leadership and competitive advantage Bionomics has developed in the Company's search for genes related to breast cancer.

Slide 12: Bionomics Breast Cancer Tumour Suppressor Gene Project

The leading gene discovery advances in Bionomics' breast cancer project focus on BNO64, TSG16, TSG18 and BNO1.

In addition Bionomics has filed provisional patents for a further 67 genes on human chromosome 16, changes to which are evident in the early stages of breast cancer.

Slide 13: BNO64 inhibits the growth of breast cancer cells

BNO64 is a tumour suppressor gene implicated in approximately 50 percent of breast cancers. BNO64 works by dramatically reducing breast cancer cell growth by 25-fold.

Slide 14: Bionomics Breast Cancer Tumour Suppressor Gene Project

Turning now to our other breast cancer gene discoveries. Bionomics completed a full patent filing covering the gene known as TSG16 in November last year. TSG16 is thought to control the growth of breast cancer cells. Closely related is TSG18, a gene found on chromosome 18.

BNO1 has been shown to be lacking in breast cancer and prostate cancer cells. When inserted into breast cancer cells, the BNO1 gene restores programmed death.

Work in the coming year will focus on delivery of the genes to breast cancer cells in which the genes are absent, and other preclinical studies to test their potential as gene therapy agents for the treatment of breast cancer. We will also investigate the use of these genes as prognostic and diagnostic markers for breast cancer.

Slide 15: Angiogenesis – A new frontier

Angiogenesis, a critical process involved in serious diseases such as cancer and rheumatoid arthritis, was added to the Company's R&D portfolio as a new area of focus in May when we acquired world-wide rights to genes involved in the process. The inclusion of the angiogenesis project within our portfolio is in line with our stated business objectives to identify new project opportunities, provide a balanced research and development portfolio, and establish alliances which enhance Bionomics' ability to compete in the international arena.

Angiogenesis research presents significant commercial opportunities for the Company as industry estimates suggest diseases which may be treated by angiogenesis-based therapies encompass 20 percent of the US$322 billion global pharmaceutical market.

Slides 16, 17 & 18: The Role of Angiogenesis in cancer – 3 slides

Angiogenesis is the process which controls the formation of new blood vessels. While the process is essential for healing, it can also be responsible for feeding cancers.

Slide 19: Angiogenesis Project Status

The angiogenesis project is conducted in collaboration with scientists at the Hanson Centre for Cancer Research in Adelaide's Institute of Medical and Veterinary Science. Of the 137 genes which have been identified to date, 32 are novel. There are still more than 900 genes to identify and characterise in this process, creating an R&D milestone objective for 2002.

Slide 20: Patent Summary – Intellectual Property Strength

Prior to joining Bionomics in June last year, I worked as Manager of Business Development and Licensing for Peptech and one of our key achievements was the successful defence of Peptech's TNF patents against a legal challenge by BASF. As I stated in my opening remarks, a critical part of Bionomics business is the protection of our gene discoveries and validated drug targets through patents. While there has been much discussion about the patentability of genes, the general consensus is that the function and use of a gene can be patented once its role in causing disease is understood, but raw DNA sequences are not able to be patented. Any products that are developed based on the patented functions will be liable for licensing fees payable to the patent holder.

When I started at Bionomics in June 2000, the patent summary chart looked like this. We had a granted Australian patent licensed from the Women's and Children's Hospital for the epilepsy project and we had licensed a provisional patent application for the breast cancer project also from the WCH.

Slide 21: Patent Summary – Intellectual Property Strength (full picture)

In the past 12 months Bionomics has been extremely active in the filing of provisional patents with the result that over 230 genes are now covered by patent applications arising from research projects.

Slide 22: Corporate and Research Partnerships

Let's take a look now at Bionomics corporate and research partnerships.

Bionomics' breast cancer project is currently benefiting from two strategic alliances announced this year. The Company's first alliance, announced in June, links us with Ozgene, a leading Australian drug target validation and functional genomics company based in Perth. An important aspect of the future development of drugs to treat breast cancer is the availability of genetic models which reflect the disease process. Ozgene's team are leaders in the development of gene knock-out technology and the models provided under this arrangement speed up our ability to capitalise on our breast cancer gene discoveries.

Our second alliance was announced in September with Hybrigen, a privately-held US biotech company with proteomic platform technologies to accelerate the identification and characterisation of high-value drug targets. The Hybrigen alliance is significant because Hybrigen technologies enable us to discover drug targets in ways that no competitive proteomic technology can match. Again, this alliance allows Bionomics to accelerate our goal to be a global player in developing and commercialising gene-based products for the treatment of breast cancer.

Through its links with leading research institutes, Bionomics has unparalleled access to clinical material and insights. When these are combined with the Bionomics platform of core technologies, the result is a powerful way to facilitate rapid gene discovery and position the Company as a world leader within its areas of expertise. Bionomics funds on-going research work in its three main project areas through agreements with three of Australia's premier research institutions – the Women's and Children's Hospital and the Hanson Centre for Cancer Research at the Institute of Medical and Veterinary Science in Adelaide and the University of Melbourne. These institutions employ leading edge technology and their researchers have international reputations as leaders in their fields of disease gene identification, combined with an excellent record of publication in high profile, peer reviewed scientific journals.

Slide 23: Priorities for 2002

I would like to conclude this report by re-stating the two key priorities for the coming year outlined in our recent Annual Report:

First, we will continue to develop our epilepsy, breast cancer and angiogenesis intellectual property, leading to commercialisation. This will be achieved through adding further gene discoveries to our substantial portfolio, combined with validating our discovered genes as drug targets for new therapeutic interventions. Our aim is to rapidly progress our gene discoveries to clinical evaluation. In addition, we will progress our key patent filings into the international examination phases.

Second, we will forge additional corporate alliances to enhance Bionomics' competitiveness and establish it as a global player in the genomics sector.

Bionomics is building an increasing industry awareness of its activities and the business opportunities inherent in its research projects in both the US and Europe. To date, the Company has been successful in identifying potential corporate partners for its research programs through participation at the Trigenome Partnering meeting in San Francisco, BIO2001 in San Diego and BioPartnering Europe in London. Bionomics will seek to increase its external marketing and communications activities in 2002 to further boost this profile.

Slide 24: Bionomics past, present and future

In summary, Bionomics has achieved significant progress since listing almost 23 months ago. In 2000 we focused on establishing a comprehensive gene discovery platform and activated licensing and services agreements to fast track our gene discovery programs and provide us with unparalleled access to clinical material. In 2001 we focused on accessing technologies to further accelerate drug target validation, notably the Hybrigen and Ozgene alliances and our new angiogenesis initiative. In 2002, our focus will be on accessing drug discovery platforms to take our gene discoveries closer to the clinic and seek partnerships with big pharmaceutical and biotechnology companies.

As the Chairman has outlined, the Company is financially well placed to achieve its commercial and R&D objectives. We are committed to realising the value of this new era of medical discovery for the benefit of shareholders.

I would like to acknowledge and thank our Board of Directors, the Scientific Advisory Board, Bionomics' scientists and the management team for their dedicated efforts towards achieving this goal.

Slide 25: Commercialising gene discoveries to revolutionise medical treatments

Dr Deborah Rathjen

Chief Executive Officer & Managing Director

Bionomics Annual General Meeting

8 November 2001

Gene-based Products ..... Here and Now

- Herceptin – treatment for advanced stages of breast cancer
- Gleevec – treatment of leukaemia
- Genomics expected to generate > 10,000 new drug opportunities for the pharmaceutical industry
- Gene-based products delivering a more personalised approach to drug therapy

2

Patents, Partnerships & Innovative Research

- Innovative research, patents and partnerships are the three drivers of our business moving forward
- We have a broad ranging strategies to achieve major advances in 2002

3

Operations Overview

- Business Strategy
- 2001 Objectives Achieved
- R&D Report
- Patent Summary
- Corporate and Research Partnerships
- Priorities for 2002

4

Business Strategy

- Exploit broadly based gene technologies to discover, develop and sell gene-based products in the global market place
- Partner research programs at an early stage and to participate in the success of the resulting products
- Leverage management experience in the biotechnology commercialisation process

5

2001 Business Objectives Achieved

Objectives	Results
Discover and patent further genes associated with epilepsy and breast cancer	Many significant gene discoveries made in 2001
Establish alliances which position and enhance the Company's competitive edge within the genomics sector of the biotechnology industry	Hybrigen Inc and Ozgene alliances in breast cancer
Identify new project opportunities for Bionomics, providing a balanced product pipeline	World-wide rights to Angiogenesis genes acquired
Successfully attract Government funding ie R&D Start Grant to fund epilepsy project	Awarded $1 million over 2 years for epilepsy project BIF Grant for breast cancer project

6

R&D Report - Epilepsy

- 3% of the population have epilepsy
- Anti-epileptics market dominated by old, off-patent medicines — often poorly tolerated, many side-effects
- Disease management by long term anticonvulsant therapy
- Current market is approximately US$4 billion and is growing at 15% pa

7

Epilepsy – a new paradigm for drug discovery

- More specific drugs to treat epilepsy
- Rapid progress has led to adoption of new strategy to move closer to the clinic with our gene discoveries
- An example – identification of changes in the GABA receptor associated with childhood epilepsy
- Our aim is to enter into a drug discovery partnership to realise the value of our gene discoveries

8

Breast Cancer – The Problem

- Breast cancer affects 9% women in Western World
- More than 8,500 new cases diagnosed per year in Australia – 25% mortality rate
- This represents the diagnosis of breast cancer for one woman every four hours
- Current treatments imprecise, can involve chemotherapy and serious disfiguring surgery
- Gene therapy likely to revolutionise cancer treatment

9

Breast Cancer – 3 Pronged Approach

Bionomics is attacking breast cancer through the identification of genes which are:

1. **Tumour Suppressor Genes**
   - Genes which suppress activity that could promote the development of breast cancer
2. **Anti-angiogenic**
   - Genes which inhibit the growth of cancer by inhibiting blood vessel growth
3. **Oncogenes**
   - Genes which when expressed uncontrollably, enable cancer to develop

10

Gene-based Approaches for the Treatment of Breast Cancer



Vaccines
Proteins
Antibodies
Small Molecules
Ribozymes

Discovery of genes results in many potential new treatments for Breast Cancer

11

Bionomics Breast Cancer Tumour Suppressor Gene Project

1. BNO64
2. TSG16
3. TSG18
4. BNO1

- An additional 63 genes on human chromosome 16 have been identified.

12

BNO 64 inhibits the growth of breast cancer cells



– BNO 64

+ BNO 64 = 25 fold reduction in breast cancer cell growth

13

Bionomics Breast Cancer Tumour Suppressor Gene Project

1. BNO64
2. TSG16
3. TSG18
4. BNO1

- An additional 63 genes on human chromosome 16 have been identified.

14

Angiogenesis – a new frontier

- Critical process involved in diseases such as cancer and rheumatoid arthritis
- Added to Bionomics' portfolio of research projects in May 2001
- Represents significant commercial opportunities – industry estimates suggest diseases which may be treated by angiogenesis-based therapies encompass *20% of the US$322 billion global pharmaceutical* market

15

Role of Angiogenesis in Cancer


[redacted]
[redacted]
Blood Vessels

16

Role of Angiogenesis in Cancer


[redacted]
[redacted]

17

Role of Angiogenesis in Cancer


[redacted]

18

Angiogenesis Project Status

- Novel, rapid technology for gene identification. Extremely sensitive. Invented by the Hanson Centre for Cancer Research.
- 137 genes identified to date
- 32 novel genes
- Still over 900 genes to identify and characterise – target for 2002

19

Patent Summary
- as at June 2000



Provisional Patent Application
Full Patent (PCT) Filing
Search Report/ Preliminary Examination
International Entry
Epilepsy Gene Discovery Patent
Breast Cancer Gene Discovery Patent
6 Months
12 Months
18 Months
30 Months

20

Patent Summary
– as at November 2001



Provisional Patent Application
Full Patent (PCT) Filing
Search Report/ Preliminary Examination
International Entry
Epilepsy Gene Discovery Patents
Breast Cancer Gene Discovery Patents
Angiogenesis Gene Discovery Patents
6 Months
12 Months
18 Months
30 Months

21

Bionomics' Alliances

[redacted])

HyBrigen

OZgene

Research Links

[redacted]

Bionomics
(Adelaide)

HANSON

Priorities for 2002

- Continue to add value to our epilepsy, breast cancer and angiogenesis intellectual property, leading to achievement of revenues based on this intellectual property during 2002.
- Forge additional corporate alliances which will enhance Bionomics' competitiveness and establish it as a global player in the genomics sector.

Bionomics
– Past, Present and Future

[redacted]


Bionomics

2000
Gene Discovery Platform
Clinical Material

2001
Proteomics – Hybrigen Inc
Functional Genomics – Ozgene Pty Ltd

Commercialising gene discoveries
to revolutionise medical treatments

388 1/2 15 July 2001

02 SEP 11

ASIC registered agent number	
lodging party or agent name	BIONOMICS LIMITED
office, level, building name or PO Box no.	LEVEL 1
street number & name	77 KING WILLIAM ROAD
suburb/city	NORTH ADELAIDE state/territory SA postcode 5006
telephone	(08) 8367 0470
facsimile	(08) 8367 0467
DX number	suburb/city

ASS. CASH. PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

copy of financial statements and reports

form 388
Corporations Act 2001
294, 295, 298-300, 307, 308, 319, 321, 322

Name BIONOMICS LIMITED
ACN / ARBN / ARSN/PIN 075 582 740

Reason for lodgement of statements and reports

tick the appropriate box

- ☑ A public company **or** a disclosing entity which is not a registered scheme or prescribed interest undertaking (A)
- ☐ A registered scheme* (B)
- ☐ Amendment of financial statements or directors' report (company) (C)
- ☐ Amendment of financial statements or directors' report (registered scheme)* (D)
- ☐ A large proprietary company that is not a disclosing entity (H)
- ☐ A small proprietary company that is controlled by a foreign company for all or part of the period and where the company's profit or loss for the period is not covered by the statements lodged with ASIC by a registered foreign company, company, registered scheme, or disclosing entity (I)
- ☐ A small proprietary company that is requested by ASIC to prepare and lodge statements and reports (J)
- ☐ A prescribed interest undertaking that is a disclosing entity (K)

Financial year ended (d/m/y) 30/06/2001 Date of Annual General Meeting (if applicable) 08/11/2001

Details of large proprietary company

If the company is a large proprietary company that is not a disclosing entity, please complete the following information as at the end of the financial year for which the financial statements relate:

A What is the consolidated gross operating revenue of the large proprietary company and the entities that it controls?

B What is the value of the consolidated gross assets of the large proprietary company and the entities that it controls?

C How many employees are employed by the large proprietary company and the entities that it controls?

D How many members does the large proprietary company have?..

Auditor report

Were the financial statements audited? **Yes** ☑ **No** ☐

If yes: Does the auditor's report (section 308) **for the financial year contain a statement of:**

- reasons for the auditor not being satisfied as to the matters referred to in section 307? Yes ☐ No ☑
- details of the deficiency, failure or shortcoming concerning any matter referred to in section 307? Yes ☐ No ☑

If no: Is there a class order exemption current for audit relief? **Yes** ☐ **No** ☑

* **NOTE:** Where a new auditor has been appointed to a Registered Scheme, **Form 5137 - Appointment of Scheme Auditor** must be lodged

Details of current auditor*

The auditor can be a person or a firm.

If a person

name (family & given names)

Auditor Registration no:

office | level | building name

street number & name

suburb / city | state / territory | postcode

date of appointment (d/m/y) / /

or

If a firm

name of firm PriceWaterhouseCoopers

office | level | building name

street number & name 91 KING WILLIAM STREET

suburb / city ADELAIDE | state / territory SA | postcode 5000

Business Registration number (if applicable) | State / Territory registered in

date of appointment (d/m/y) 4/05/1997

Statements and reports to be attached to this form

Financial statements for the year (as per ss295(2))

profit and loss statement for the year

balance sheet as at the end of the year

statement of cash flows for the year

if required by accounting standards - consolidated profit & loss statement, balance sheet and statement of cash flows

Notes to financial statements (as per ss295(3))

disclosures required by the regulations

notes required by the accounting standards

any other information necessary to give a true and fair view (see s297)

The directors' declaration about the statements and notes (as per ss 295(4))

The directors' report for the year (as per s 298 to 300)

Auditor's report required under sections 308 and 314

Certification

I certify that the attached documents marked ("A") are a true copy of the annual reports required under Section 319.

print name DEBORAH RATHJEN | capacity DIRECTOR

sign here [signature] | date 11/9/2001

*** NOTE:** Where a new auditor has been appointed to a Registered Scheme, **Form 5137 - Appointment of Scheme Auditor** must be lodged

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

0 hrs 10 mins

ANNEXURE A

BIONOMICS LIMITED

A.C.N. 075 582 740

This is annexure A of thirty-two (32) pages referred to in Form 388 – Copy of financial statements and reports.

Deborah Ann Rathjen | Director

11 September 2001

BIONOMICS LIMITED - A.C.N. 075 582 740
CORPORATE GOVERNANCE STATEMENT

The directors are responsible to the shareholders for the performance of the Company in both the short and longer term and seek to balance these sometimes competing objectives in the best interests of the Company as a whole. Their focus is to enhance the interests of shareholders and other key stakeholders to ensure the Company is properly managed. The Board draws on relevant corporate governance best practice principles to assist it to contribute to the performance of the Company.

The functions of the Board include:
- review and approval of corporate strategies, the annual budget and financial plans
- overseeing and monitoring organisational performance and the achievement of the Company's strategic goals and objectives
- monitoring financial performance including approval of the annual and half-year financial reports and liaison with the Company's auditors
- appointment of, and assessment of the performance of, the Chief Executive Officer and the members of the senior management team
- ensuring there are effective management processes in place and approving major corporate initiatives
- enhancing and protecting the reputation of the Company
- ensuring the significant risks facing the Company have been identified and appropriate and adequate control, monitoring and reporting mechanisms are in place, and
- reporting to shareholders.

Recognising that some corporate governance practices which are appropriate for large listed companies are inappropriate in the case of Bionomics, a description of the Company's main corporate governance practices is set out below. All these practices, unless otherwise stated, were in place for the entire year.

The Board of directors

The agreed role and responsibilities of the Board are summarised as follows:

Governance - to ensure that management runs the Company in the interests of shareholders, other stakeholders and in accordance with the law.

Performance - to support the Chief Executive Officer and the senior management team in achieving Board approved objectives and taking appropriate remedial action if these objectives are not achieved.

The Board operates as follows:

- regular meetings are held generally on a monthly basis, with additional meetings at shorter notice when necessary
- at the date of signing the directors' report the Board consisted of five non-executive directors and one executive director, Dr Deborah Rathjen
  Further information about the directors is set out in the directors' report under the heading "Information on Directors".
- the Board may appoint additional directors to fill casual vacancies; directors may also be appointed by shareholders at a general meeting
- all Board members are involved in Board succession planning and therefore no nomination committee has been established for this purpose
- the Company seeks to have a Board balanced in experience and a wide range of expertise and skills
- the Company's Constitution specifies that (with the exception of the Managing Director) one third of directors must retire by rotation at each annual general meeting and, in any event, no director may hold office later than the third annual general meeting following their last election
- the Board has adopted a formal policy governing trading by directors in the Company's securities.

The Board has established a Compensation Committee, consisting of two non-executive directors. All matters determined by the Compensation Committee are submitted to the full Board as recommendations for Board decision.

Independent professional advice

Issues of substance are considered by the Board with external advice from its professional advisers as required.

The Board's individual members have the right, in connection with their duties and responsibilities, to seek independent professional advice at the Company's expense. Prior written approval of the Chairman is required, but this will not be unreasonably withheld.

Compensation Committee

The Compensation Committee was established in July 2001 and consists of the following non-executive directors:

Fraser Ainsworth
Christopher Henney

The compensation committee makes specific recommendations on remuneration packages and other terms of employment for executive directors, other senior executives and non-executive directors.

Executive remuneration and other terms of employment are reviewed annually by the committee having regard to performance, relevant comparative information and the Company's financial performance. As well as base salary, remuneration packages include superannuation, performance-related bonuses and fringe benefits.

Remuneration packages are set at levels that are intended to attract and retain executives capable of managing the Company's operations.

Remuneration and other terms of employment for the Chief Executive Officer, Chief Scientist and Financial Administrator/Company Secretary are formalised in employment contracts.

Remuneration of non-executive directors is determined by the Board within the maximum amount approved by the shareholders from time to time.

Further information on directors' and executives' remuneration is set out in the directors' report and note 5 to the financial statements.

Auditors

The Company does not have a formal audit committee. The nomination of external auditors and the review of the adequacy of the existing external audit arrangements are determined by the Board as a whole.

Risk assessment and management

The consideration and approval by the Board of the annual budget and each major activity undertaken by the Company and regular management reports assist the Board to identify areas of significant business risk and to implement strategies to manage those risks.

Continuous disclosure

The Chief Executive Officer has been appointed as the person responsible for communications with the Australian Stock Exchange (ASX). This person is also responsible for ensuring compliance with the continuous disclosure requirements in the ASX listing rules and overseeing and co-ordinating information disclosure to the ASX, analysts, brokers, shareholders, the media and the public.

Financial reporting

The Board is responsible for overseeing the existence and maintenance of internal controls and accounting systems along with considering the appropriateness of the financial policies adopted in the financial reporting process.

DR M

BIONOMICS LIMITED - A.C.N. 075 582 740

DIRECTORS' REPORT

Your directors present their report on the financial statements of the Company for the financial year ended 30 June 2001.

DIRECTORS

The names of directors in office at the date of this report are:

- Fraser Ainsworth, Chairman
- Deborah Rathjen, Chief Executive Officer and Managing Director
- Christopher Henney, Non-Executive Director
- Warren Kinston, Non-Executive Director
- Peter Maddern, Non-Executive Director
- George Morstyn, Non-Executive Director (Appointed 8 August 2001)

Directors have been in office since the beginning of the financial year to the date of this report unless otherwise stated.

PRINCIPAL ACTIVITIES

The principal activities of the Company during the financial year were:

(a) To identify particular human genes or the proteins they encode which can be shown to have a role in the onset or progression of disease, in particular epilepsy and breast cancer.

(b) Identification of strategic alliances and new project opportunities which enhance the competitive advantage of the Company within the genomics sector of the biotechnology industry.

(c) Continued focus on raising capital through two private share placements.

OPERATING RESULTS

The operating loss of the Company after income tax for the year ended 30 June 2001 amounted to $3,279,252.

DIVIDENDS PAID OR RECOMMENDED

The directors do not propose to make any recommendations for dividends for the current financial year.

REVIEW OF OPERATIONS

A summary of operations during the reporting period is set out below:

- Discovery and patenting of genes involved in epilepsy, including genes associated with Idiopathic Generalised Epilepsies (IGEs).
- Identification and patenting of genes found on human chromosome 16 as part of the Company's breast cancer tumour suppressor genes project.
- Award of an R&D Start Grant for the IGEs project of $960,000.
- Acquisition of genes associated with angiogenesis, a process involved in the growth of blood vessels, and initiation of the angiogenesis project in association with the Hanson Centre for Cancer Research.
- Formation of a strategic alliance in breast cancer with Ozgene Pty Ltd.
- Raising of a further $9.0 million by way of private placements in July 2000 and May 2001.

A detailed review of operations is set out in the sections headed Message from the Chairman and the Chief Executive Officer on pages 4 to 14 of the Annual Report.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

Significant changes in the state of affairs of the Company during the financial year were as follows:

(a) An increase in contributed equity of $8,404,182 (from $7,401,919 to $15,806,101) as a result of:

	2001 $
Issue of 55,865 fully paid ordinary shares at 50 cents each on exercise of options granted to subscribers of the Prospectus	27,933
Issue of 5,155,000 fully paid ordinary shares at 97 cents each in a private share placement	5,000,350
Issue of 66,267 fully paid ordinary shares (25,788 at 91 cents and 40,479 at $1.14) to non-executive directors in lieu of one-third of directors fees	69,613
Issue of 3,495,097 fully paid ordinary shares at $1.05 each in a private share placement	3,669,852
	8,767,748
Less capital raising costs associated with private placements	(363,566)
	8,404,182

(b) Net cash received from the increase in contributed equity amounting to $8,404,182 will be used to continue funding existing projects focussing on those areas of research which will allow the Company to both enhance the value of its existing breast cancer, epilepsy and angiogenesis intellectual property and also to broaden its portfolio of intellectual property.

MATTERS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

On 25 May 2001 the Company entered into an Indemnity Deed with Industrial and Commercial Premises Corporation ("ICPC"), a South Australian Government Agency. ICPC and the Company have agreed for ICPC to erect a purpose built facility for the Company at the Thebarton biotechnology precinct. The land and building will be purchased by the Company on terms as set out in a Deferred Purchase Agreement. This Deferred Purchase Agreement has not been executed at the date of this report. The total cost of the building is expected to be approximately $6.27million, which will be repaid over a ten year period. A deposit of 15% is payable upon execution of the Deferred Purchase Agreement. The State Government has offered a facilitation package to the Company to offset a portion of the costs involved, the terms of which are protected by a confidentiality agreement.

On 19 July 2001 the Company issued 350,000 ordinary shares, raising $367,500, to finalise the private placement announced in May 2001. The placement raised a total of $4,037,352 at $1.05 per share.

On 17 August 2001 the Company announced it had been awarded $224,325 by the Federal Government to advance the Company's research into the discovery of genes involved in the development of breast cancer.

On 27 August 2001 the Company announced that Taylor Collison had been engaged to underwrite the conversion of subscriber options issued under the IPO Prospectus dated 11 November 1999. The subscriber options are exercisable at $0.50 on or before 30 November 2001.

On 3 September 2001 the Company announced that it had achieved a significant breakthrough in its breast cancer project with the finding that a breast cancer tumour suppressor gene code named BNO64 is implicated in the development of approximately 50% of breast cancers. The provisional patent filing of BNO64,

The financial effects of the above transactions have not been brought to account at 30 June 2001.

No other matters or circumstances have arisen since the end of the financial year which significantly affected, or may significantly affect, the operations of the Company, the results of those operations, or the state of affairs of the Company in future financial years.

FUTURE DEVELOPMENTS

The Company will continue to discover genes associated with human disease and will seek to commercialise the outcomes of its research and development activities as outlined in the Message from the Chairman and the Chief Executive Officer's Report on pages 4 to 14 of the Annual Report .

Further information on likely developments in the operations of the Company and the expected results of operations have not been included in this report because further disclosure would not be in the Company's best interests.

ENVIRONMENTAL REGULATION

No significant environmental regulations apply to the Company.

INFORMATION ON DIRECTORS

Fraser Ainsworth:	Chairman, Age 55
Qualifications:	BComm, FAICD, FCPA
Experience:	Appointed director 29 June 1998. Employed with CSR Ltd for 26 years, mainly in CSR's resources and energy businesses. Managing Director of SAGASCO Holdings Limited from 1988 to 1994. Former Chairman of SA Generation Corporation ("SAGC") and SAGC's subsidiary Synergen Pty Ltd and former non-executive director of Parbury Ltd. Currently Deputy Chairman of Tarac Australia Pty Ltd, non-executive director of Aspen River Pty Ltd and co-founding director of Potential Energy Pty Ltd.
Deborah Rathjen:	CEO and Managing Director, Age 43
Qualifications:	BSc (Honours), PhD
Experience:	Appointed Managing Director 21 June 2000. Employed with Peptech Limited for 12 years mainly in the areas of biomedical research, pharmaceutical research and development, and business development and licensing.
Christopher Henney:	Director (Non-Executive), Age 60
Qualifications:	PhD, DSc
Experience:	Appointed director 9 July 1998. His career was initially spent in academic immunology and since 1981 he has been employed in the biotechnology industry. He is a founder of two public biotechnology companies, Immunex Corporation and ICOS Corporation. At these companies he was a member of the Board of Directors and held a variety of executive positions. Dr Henney is currently CEO of Dendreon Corporation and a director of Dendreon Corporation, Techne Corporation, Sonus Corporation and the La Jolla Institute of Allergy and Immunology.

DIRECTORS' REPORT

Warren Kinston:	Director (Non-Executive), Age 56
Qualifications:	BSc, MBBS, MRCPsych
Experience:	Appointed director 9 July 1998. He has directed psychological and social research groups at London and Brunel Universities (UK). Since 1980 he has enabled a wide variety of organisational development and social change projects. In 1986 he founded the SIGMA Centre, an independent research and consultancy organisation which has had a focus on the health-care sector.
Peter Maddern:	Director (Non-Executive), Age 41
Qualifications:	MM, LLB, BEc
Experience:	Appointed director 4 October 1996. He has been responsible for the formation of Bionomics and the raising of the seed capital. He has his own corporate consulting business and has worked in both the United States and Australia.
George Morstyn:	Director (Non-Executive), Age 50
Qualifications:	MB, BS, Ph.D.
Experience:	Appointed director 8 August 2001. Dr Morstyn is currently Senior Vice President of Development and Chief Medical Officer of Amgen Inc., the world's largest independent biotechnology company specialising in human therapeutics. Prior to joining Amgen in 1991, he conducted clinical and laboratory research at The Ludwig Institute for Cancer Research and at the University of Melbourne. In addition to his research, Dr Morstyn worked as a physician in the Department of Medical Oncology at The Royal Melbourne Hospital and in 1990 was appointed Director of Medical Oncology at The Austin Hospital. Dr Morstyn has authored more than 120 publications on various aspects of cancer research and is a member of numerous professional associations.

DIRECTORS' INTERESTS IN SHARES AND OPTIONS

Directors' interests include shares and share options of the Company held directly or beneficially by directors of the Company or their director-related entities.

Ordinary Shares	**Restricted Securities Number**	**Unrestricted Securities Number**
Fraser Ainsworth	0	75,842
Deborah Rathjen	0	20,000
Christopher Henney	200,000	15,805
Warren Kinston	0	15,805
Peter Maddern	555,750	8,316
George Morstyn	0	62,500
	755,750	198,268

DR 91

Share Options	Restricted Securities Number	Unrestricted Securities Number
Fraser Ainsworth	1,000,000	12,500
Deborah Rathjen	0	1,700,000
Christopher Henney	300,000	13,333
Warren Kinston	500,000	0
Peter Maddern	300,000	0
	2,100,000	1,725,833

The restricted securities for both shares and options held by directors are not quoted on the Australian Stock Exchange Limited and are escrowed until 21 December 2001. The restricted options are exercisable at $0.30 and expire on 17 June 2004.

The unrestricted securities for both shares and options held by directors are quoted on the Australian Stock Exchange (excluding the 1,700,000 options held by Dr Deborah Rathjen) and were acquired by directors on 16 December 1999 pursuant to the Company's initial public offering Prospectus, or prior to the end of the reporting period. Further information regarding these securities is contained in Note 17(b) to the financial statements.

No person entitled to exercise the options had or has any right by virtue of the options to participate in any share issue of any other body corporate. No shares have been issued by virtue of the exercise of an option during the year or to the date of this report.

MEETINGS OF DIRECTORS

During the financial year, 13 meetings of directors were held. The numbers of meetings attended by each director were as follows:

	Meetings Eligible to Attend	Meetings Attended
Fraser Ainsworth	13	13
Deborah Rathjen	13	12
Christopher Henney	13	10
Warren Kinston	13	12
Peter Maddern	13	13
George Morstyn	0	0

The Compensation Committee, consisting of Fraser Ainsworth and Dr Chris Henney, was formed on 4 July 2001, and therefore no meetings were held during the financial year.

RETIREMENT, ELECTION AND CONTINUATION OF DIRECTORS

Dr Warren Kinston, in accordance with clause 46 of the Company's Constitution, retires by rotation. Dr Kinston does not intend to seek re-election.

Dr George Morstyn was appointed a director on 8 August 2001. In accordance with sub-clause 44.3 of the Company's Constitution, Dr Morstyn retires as a director at the annual general meeting and, being eligible, offers himself for re-election.

DIRECTORS' AND EXECUTIVES' EMOLUMENTS

The Compensation Committee, consisting of two non-executive directors, advises the Board on remuneration

other terms of employment for executive directors, other executives and non-executive directors. Executive remuneration and other terms of employment are reviewed annually by the committee having regard to performance against goals set at the start of the year, relevant comparative information and the Company's financial performance. As well as a base salary, remuneration packages include superannuation, performance-related bonuses and fringe benefits.

Remuneration packages are set at levels that are intended to attract and retain executives capable of managing the Company's operations.

Remuneration and other terms of employment for the Chief Executive Officer, Chief Scientist and Financial Administrator/Company Secretary are formalised in employment contracts.

Remuneration of non-executive directors is determined by the Board within the maximum amount approved by the shareholders from time to time.
Details of the nature and amount of each element of the emoluments of each director and executives of the Company are set out in the following tables.

Directors	*Executive Salary $*	*Director's Fees $*	*Superannuation Contributions $*	*Non-Cash Benefits $*	*Share Options*	*Total $*
Fraser Ainsworth	0	33,000	2,640	27,334		62,974
Deborah Rathjen	183,282	0	8,734	13,727	*	205,743
Warren Kinston	0	20,341	0	16,400		36,741
Christopher Henne	0	20,341	0	16,400		36,741
Peter Maddern	1,803	13,945	1,260	9,479		26,487

* On 4 October 2000, pursuant to an employment contract dated 18 May 2000 and shareholder approval at the Extraordinary General Meeting held on 29 September 2000, 1,700,000 share options were issued to Dr Deborah Rathjen, Chief Executive Officer and Managing Director. At the date the employment contract was entered into, these options had no value and will be subject to various vesting dates, exercise prices and expiry dates. No value has been attributed to these options as the exercise prices are higher than the market price of the Company's shares at the date on which the employment contract was entered into.

Executives	*Base Salary $*	*Superannuation Contributions $*	*Share Options*	*Total $*
Thomas Gonda *Chief Scientist* *(From 14/5/2001 - 30/6/2001)*	17,783	1,423	**	19,206
Jill Mashado *Financial Administrator/* *Company Secretary* *(From 31/7/2000 - 30/6/2001)*	44,313	3,545		47,858

** Pursuant to an employment contract dated 1 May 2001 and subject to shareholder approval at the Annual General Meeting of the Company, Dr Gonda will receive 300,000 share options. At the date the employment contract was entered into, these options had no value and will be subject to various vesting dates, exercise prices and expiry dates. No value has been attributed to these options as the

Executives are officers who are involved in, concerned in, or who take part in, the management of the affairs of the Company.

SHARES AND SHARE OPTIONS GRANTED TO DIRECTORS

Shares and share options over unissued shares of the Company granted during or since the end of the financial year to any of the directors of the Company as part of their remuneration were as follows:

- On 4 October 2000, 1,700,000 share options were issued to Dr Deborah Rathjen. Details of these share options are contained in the section headed Directors' and Executives' Emoluments.

- On 1 November 2000, 66,267 fully paid ordinary shares in the Company were issued to the following directors in the quantities specified:

Fraser Ainsworth	26,342
Warren Kinston	15,805
Christopher Henney	15,805
Peter Maddern	8,315

  These shares were issued in lieu of directors' fees and have been included as a non-cash benefit in each of the directors total remuneration (refer to Directors' and Executives Emoluments section of this report).

- The Company is proposing to issue 200,000 share options to Dr George Morstyn pursuant to his appointment as a non-executive director of the Company. The issue of these options is subject to shareholder approval at the Annual General Meeting of the Company.

DIRECTORS' AND OFFICERS' INDEMNIFICATION

To the extent permitted by law, the Company has indemnified (fully insured) each director and the secretary of the Company.

The liabilities insured include costs and expenses that may be incurred in defending civil or criminal proceedings that may be brought against the officers of the Company or a related body.

SHARES UNDER OPTION

Unissued ordinary shares of the Company under option as at 30 June 2001 are listed at Note 17 (b) Share options. In addition to these, the following options have been issued to the date of this report: on 30 July 2001, 100,000 options were issued to BNP Paribas Equities (Australia) Limited exercisable at $1.40 between 30 July 2001 and 30 July 2003.

SHARES ISSUED ON THE EXERCISE OF OPTIONS

Shares of the Company issued on the exercise of options during the year ended 30 June 2001 are listed at Note 17 (b) Share options.

ROUNDING OF AMOUNTS

The company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission, relating to the "rounding off" of amounts in the directors' report. Amounts in the directors' report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

Signed in accordance with a resolution of the Board of Directors.

Director J. Ainsworth Director Deborah J

Dated this 11th day of September 2001.

BIONOMICS LIMITED - ACN 075 582 740

STATEMENT OF FINANCIAL PERFORMANCE FOR THE YEAR ENDED 30 JUNE 2001

	Note	2001 $	2000 $
Total revenue from ordinary activities	2	599,014	149,438
Depreciation and amortisation expenses		253,565	71,643
Research and Development expenses		2,039,202	668,814
Other expenses from ordinary activities		1,585,499	827,855
Loss from ordinary activities before income tax expense	3	(3,279,252)	(1,418,874)
Income tax expense	4	-	-
Loss from ordinary activities after income tax expense		(3,279,252)	(1,418,874)
		Cents	Cents
Basic earnings per share	7	(11.5)	(9.6)
Diluted earnings per share	7	(7.2)	(5.8)

The above Statement of Financial Performance should be read in conjunction with the accompanying notes.

BIONOMICS LIMITED - ACN 075 582 740

STATEMENT OF FINANCIAL POSITION
AS AT 30 JUNE 2001

	Note	2001 $	2000 $
CURRENT ASSETS			
Cash assets	9	9,829,934	4,537,280
Receivables	11	84,686	72,922
Other	12	49,150	78,223
TOTAL CURRENT ASSETS		9,963,770	4,688,425
NON-CURRENT ASSETS			
Plant and equipment	13	723,724	435,220
Intangibles	14	141,777	184,301
TOTAL NON-CURRENT ASSETS		865,501	619,521
TOTAL ASSETS		10,829,271	5,307,946
CURRENT LIABILITIES			
Payables	15	153,828	72,663
Other	15	438,492	101,040
TOTAL CURRENT LIABILITIES		592,320	173,703
NON-CURRENT LIABILITIES			
Payables	16	50,000	50,000
Other	15	0	22,222
TOTAL NON-CURRENT LIABILITIES		50,000	72,222
TOTAL LIABILITIES		642,320	245,925
NET ASSETS		10,186,951	5,062,021
SHAREHOLDERS' EQUITY			
Contributed Equity	17	15,806,101	7,401,919
Retained profits (Accumulated losses)	18	(5,619,150)	(2,339,898)
TOTAL SHAREHOLDERS' EQUITY		10,186,951	5,062,021

... Position should be read in conjunction with the accompanying notes.

BIONOMICS LIMITED - ACN 075 582 740

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 JUNE 2001

	Note	2001 $ Inflows (Outflows)	2000 $ Inflows (Outflows)
Cash flows from operating activities			
Grants received		261,736	-
Payments to suppliers and employees (inclusive of goods and services tax)		(3,318,367)	(1,492,578)
Interest received		448,578	85,081
Borrowing Costs		-	(5,893)
Net cash (outflow) from operating activities	8	(2,608,053)	(1,413,390)
Cash flows from investing activities			
Payments for licences		-	(88,222)
Payments for purchases of plant and equipment		(433,861)	(544,161)
Net cash (outflow) from investing activities		(433,861)	(632,383)
Cash flows from financing activities			
Proceeds from share issue		8,698,133	7,107,759
Share issue expenses		(363,565)	(610,942)
Net cash inflow from financing activities		8,334,568	6,496,817
Net increase in cash held		5,292,654	4,451,044
Cash at the beginning of the reporting period		4,537,280	86,236
Cash at the end of the reporting period	9	9,829,934	4,537,280
Non-cash financing activities	10		

The above Statement of Cash Flows should be read in conjunction with the accompanying notes.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2001

NOTE 1: STATEMENT OF ACCOUNTING POLICIES

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001.

It is prepared in accordance with the historical cost convention. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year.

As a result of applying the revised Accounting Standard AASB 1018 *Statement of Financial Performance,* revised AASB 1034 *Financial Report Presentation and Disclosures* and AASB 1040 *Statement of Financial Position* for the first time, a number of comparative amounts were represented or reclassified to ensure comparability with the current reporting period.

(a) Income Tax

Tax effect accounting procedures are followed whereby the income tax expense in the Statement of Financial Performance is matched with the accounting loss after allowing for permanent differences. The future tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation. Income tax on cumulative timing differences is set aside to the deferred income tax or the future income tax benefit accounts at the rates which are expected to apply when those timing differences reverse.

(b) Revenue recognition

Grant revenue and interest income is recognised upon being earnt as opposed to received.

(c) Receivables

All trade debtors are recognised at the amounts receivable as they are due for settlement no more than 30 days from the date of recognition .

Collectibility of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful debts is raised when some doubt as to collection exists and in any event when the debt is more than 60 days overdue.

(d) Plant and Equipment

Plant and equipment are brought to account at cost less, where applicable, any accumulated depreciation or amortisation. The carrying amount of plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows which will be received from the use and subsequent disposal of the assets. The expected net cash flows have not been discounted to their present values in determining recoverable amounts.

The depreciable amount of all fixed assets is depreciated over their useful lives commencing from the time the asset is held ready for use, on either a prime or diminishing value basis depending on the type of asset.

The expected useful life of items of plant and equipment has been determined to be 3-15 years depending on the nature of the asset.

The gain or loss on disposal of all fixed assets is determined as the difference between the carrying amount of the asset at the time of disposal and the proceeds of disposal, and is included in operating profit before income tax of the company in the year of disposal.

The depreciation rates used for each class of depreciable assets are:

Class of Fixed Asset	Depreciation Rate
Administrative plant and equipment	20-40%
Scientific plant and equipment	20-40%
Leasehold improvements	10-20%

(e) Research and Development

Costs incurred on research and development have been charged as expenses as incurred.

(f) Intangibles

Licences

Significant costs associated with licences are deferred and amortised on a straight line basis over five years, the period of their expected benefit.

(g) Employee Entitlements

Provision is made for the Company's liability for employee entitlements arising from services rendered by employees to balance date. Employee entitlements expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at their nominal amount.

Contributions are made by the Company to employee superannuation funds and are charged as expenses when incurred.

As at 30 June 2001, the Company had eight employees (2000 - three). This figure excludes persons engaged under Service Contract Agreements at the Company's affiliated research institutes.

(h) Cash

For the purpose of the Statement of Cash Flows, cash includes cash on hand and in bank accounts and deposits with banks net of bank overdrafts.

(i) Trade and Other Creditors

These amounts represent liabilities for goods and services provided to the Company prior to the end of the financial year and which are unpaid. The amounts are unsecured and generally paid within 30 days of recognition.

(j) Comparative Figures

Where required by Accounting Standards comparative figures have been adjusted to conform with changes in presentation for the current financial year.

(k) Earnings per Share

(i) *Basic earnings per share*

Basic earnings per share is determined by dividing net loss after income tax attributable to members of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year.

(ii) *Diluted earnings per share*

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2001

(l) **Rounding of Amounts**

The Company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission, relating to the "rounding off" of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

	2001	2000
NOTE 2: REVENUE	**$**	**$**
Revenue from operating activities		
Grants received	188,807	0
	188,807	0
Revenue from outside the operating activities		
Interest received or receivable	410,185	149,438
Profit on sale of fixed asset	22	0
	410,207	149,438
Revenue from ordinary activities	599,014	149,438

NOTE 3: OPERATING RESULT

Net gains and expenses

Profit/(Loss) from ordinary activities before income tax expense includes the following specific net gains and expenses:

	2001	2000
Net gains		
Net gain on disposal of plant and equipment	22	0
Expenses		
Interest paid or payable	0	4,626
Depreciation of:		
- Administrative plant and equipment	22,199	3,153
- Scientific plant and equipment	177,511	37,117
- Leasehold improvements	11,331	3,008
	211,041	43,278
Amortisation of non-current assets		
- Licences	42,524	28,365
Rental expense on operating leases		
- minimum lease payments	121,785	34,532
- rental expense for sub-lease	0	10,462
	121,785	44,994
Research and Development		
- Research and development costs	2,039,202	668,814
Other provisions		
- Employee entitlements	21,881	0

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2001

NOTE 4: INCOME TAX	2001 $	2000 $
(a) The prima facie tax on operating profit/(loss) is reconciled to the income tax provided in the financial statements as follows:		
Prima facie tax benefit on operating result at 36%		(510,795)
Prima facie tax benefit on operating result at 34%	(1,114,946)	
Tax effect of permanent differences:		
- Research and development expenditure	(236,483)	0
- Other non-allowable items	17,490	50,306
Income tax adjusted for permanent differences	(1,333,939)	(460,489)
Tax losses not previously recognised		
- at 36%		(473,890)
- at 34%	(882,469)	
Net adjustment to deferred income tax liabilities and assets to reflect the decrease in company tax rate to 34%		51,910
30%	260,754	
Income tax benefit attribute to operating result	(1,955,654)	(882,469)
Income tax benefit not recognised	1,955,654	882,469
Income tax expense	0	0

Adjustment to deferred income tax balances

Legislation reducing the company tax rate from 36% to 34% in respect of the 2000-2001 income tax year and then to 30% from the 2001-2002 income tax year was passed during the year ended 30 June 2000. As a consequence, deferred tax balances were remeasured during the year ended 30 June 2000 using the appropriate new rates, depending on the timing of their reversal.

	2001	2000
(b) Future income tax benefits at financial year end not brought to account, the benefits of which will only be realised if the conditions for deductibility set out in Note 1(a) occur		
- tax losses at 34%		(882,469)
- tax losses at 30%	(1,839,712)	

This benefit for tax losses will only be obtained if:

(i) the Company derives future assessable income of a nature and amount sufficient to enable the benefit from the deductions for the losses to be realised; and

(ii) the Company continues to comply with the conditions of deductibility imposed by tax legislation; and

(iii) no changes in tax legislation adversely affect the Company in realising the benefit from the deductions for tax losses.

NOTE 5: REMUNERATION BENEFITS	2001 $	2000 $
Directors' Remuneration		
Income received or due and receivable by the directors of the Company and any related parties	368,686	193,561

Number of directors whose income was within the following bands:	Number	Number
$Nil - $9,999	0	1
$10,000 - $19,999	0	1
$20,000 - $29,999	1	0
$30,000 - $39,999	2	0
$40,000 - $49,999	0	1
$60,000 - $69,999	1	2
$200,000 - $209,999	1	0

Directors remuneration excludes insurance premiums paid by the Company in respect of directors' and officers' liability insurance contracts as the contracts do not specify premiums paid in respect of individual directors and officers. Information relating to the insurance contracts is set out in the Directors' Report.

On 4 October 2000, pursuant to an employment contract dated 18 May 2000 and shareholder approval at the Extraordinary General Meeting held on 29 September 2000, 1,700,000 share options were issued to Dr Deborah Rathjen, Chief Executive Officer and Managing Director. At the date the employment contract was entered into, these options had no value and will be subject to various vesting dates, exercise prices and expiry dates. No value has been attributed to these options as the exercise prices are higher than the market price of the Company's shares at the date on which the employment contract was entered into.

Details of options granted to and exercised by directors during the year ended 30 June 2001 are set out in Note 17(b).

NOTE 6: AUDITORS' REMUNERATION	**2001** **$**	**2000** **$**
Amounts received or due and receivable by Company auditors for:		
- auditing and reviewing the financial statements	23,500	17,000
- other services	8,902	23,844
	32,402	40,844

NOTE 7: EARNINGS PER SHARE	**Cents**	**Cents**
Basic earnings per share (cents per share)	(11.5)	(9.6)
Diluted earnings per share (cents per share)	(7.2)	(5.8)
- Weighted average number of ordinary shares outstanding during the year used in calculation of basic earnings per share	28,492,948	14,754,004

NOTE 8: CASH FLOW INFORMATION	**2001** **$**	**2000** **$**
Reconciliation of operating profit/(loss) after income tax to net cash inflow from operating activities		
Operating profit/(loss) after income tax	(3,279,252)	(1,418,874)
Non-cash items in operating profit/(loss)		
Depreciation and amortisation	253,565	71,643
Directors' fees	69,613	0
Net gain on sale of non-current assets	(22)	0

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2001

	2001	2000
	$	$
Changes in operating assets and liabilities		
Decrease/(Increase) in debtors and accruals	(2,072)	(7,259)
Decrease/(Increase) in other operating assets	(73,393)	48,498
Increase/(Decrease) in creditors and accruals (operating activities only)	401,627	(163,448)
Cash Flows from operations	(2,608,053)	(1,413,390)

NOTE 9: CASH

Cash at the end of the financial year as shown in the Statement of Cash Flows is reconciled to items in the Statement of Financial Position as follows:

	2001	2000
Cash at bank or on hand	1,419	522,778
Cash deposits	9,828,515	4,014,502
	9,829,934	4,537,280

NOTE 10: NON-CASH FINANCING ACTIVITIES

	2001	2000
Directors' fees satisfied by the issue of shares	69,613	0

NOTE 11: RECEIVABLES

	2001	2000
CURRENT		
Other debtors	84,686	72,922

NOTE 12: OTHER ASSETS

	2001	2000
CURRENT		
Prepayments	23,186	13,866
Accrued revenue	25,964	64,357
	49,150	78,223

NOTE 13: PLANT AND EQUIPMENT

	2001	2000
NON-CURRENT		
Administrative plant and equipment - at cost	96,186	15,730
Accumulated depreciation	25,330	3,153
	70,856	12,577
Scientific plant and equipment - at cost	824,960	406,030
Accumulated depreciation	214,628	37,117
	610,332	368,913
Leasehold improvements - at cost	56,874	56,738
Accumulated depreciation	14,338	3,008
	42,536	53,730
Total plant and equipment	978,020	478,498
Total accumulated depreciation	254,296	43,278
Total plant and equipment	723,724	435,220

Reconciliations

Reconciliations of the carrying amounts of each class of plant and equipment at the beginning and end of the current financial year are set out below.

	Administrative plant & equipment	Scientific plant & equipment	Leasehold improvements	Total
Carrying amount at 1 July 2000	12,577	368,913	53,730	435,220
Additions	80,956	425,219	136	506,311
Disposals	(478)	(6,289)	0	(6,767)
Depreciation (note 3)	(22,199)	(177,511)	(11,330)	(211,040)
Carrying amount at 30 June 2001	**70,856**	**610,332**	**42,536**	**723,724**

	2001	2000
NOTE 14: INTANGIBLES	**$**	**$**
NON-CURRENT		
Licences - at cost	212,666	212,666
Accumulated amortisation	70,889	28,365
	141,777	184,301
NOTE 15: ACCOUNTS PAYABLE		
CURRENT		
Trade creditors	153,828	72,663
Other creditors	22,222	22,222
Accruals	343,341	78,818
Unearned Income	72,929	0
	592,320	173,703
NON-CURRENT		
Other creditors	0	22,222
	0	22,222
NOTE 16: BORROWINGS		
NON-CURRENT		
Loan from other parties	50,000	50,000
NOTE 17: SHARE CAPITAL		
(a) Issued and Paid-up Capital	**$**	**$**
Ordinary shares - fully paid	15,806,101	7,401,919
	Number	**Number**
Ordinary shares - fully paid	32,856,459	15,806,101

Movements in ordinary share capital of the Company during the past two years were as follows:

Date	Details	Issue Price	Number of Shares	$
1/07/99	Opening balance		3,040,860	376,426
7/07/99	Share issue	$ 0.10	53,000	5,300
7/07/99	Share issue	$ 0.25	3,000	750
7/07/99	Share issue	$ 0.10	339,876	33,988

Date	Details	Issue Price	Number of Shares	$
7/11/99	Share issue	$ 0.15	1,600,000	240,000
16/12/99	Share issue (float)	$ 0.10	250,000	25,000
16/12/99	Share issue (float)	$ 0.40	17,500,000	7,000,000
16/12/99	Share issue (float)	$ 0.25	840,000	210,000
	Less capital raising costs associated with initial float			(635,942)
14/01/00	Share issue - conversion of options	$ 0.50	10,665	5,332
13/03/00	Share issue - conversion of options	$ 0.50	5,666	2,833
22/03/00	Share issue	$ 0.40	200,000	80,000
30/06/00	**Closing Balance**		**24,084,230**	**7,401,920**
24/07/00	Share issue - conversion of options	$ 0.50	48,366	24,183
4/08/00	Share issue - placement	$ 0.97	3,113,000	3,019,610
	Less capital raising costs associated with the placement			(150,011)
16/10/00	Share issue - placement	$ 0.97	2,042,000	1,980,740
	Less capital raising costs associated with the placement			(100,000)
6/11/00	Share issue - directors	$ 0.91	25,788	23,467
6/11/00	Share issue - directors	$ 1.14	40,479	46,146
27/11/00	Share issue - conversion of options	$ 0.50	1,666	833
1/03/01	Share issue - conversion of options	$ 0.50	5,833	2,916
13/06/01	Share issue - placement	$ 1.05	3,495,097	3,669,852
	Less capital raising costs associated with the placement			(113,555)
30/06/01	**Closing Balance**		**32,856,459**	**15,806,101**

(b) Share options

(i) On 17 June 1999, 1,900,000 options were issued to Directors of the Company and a further 200,000 options were issued on 7 November 1999. All these options were issued pursuant to Share Option Deeds and each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company, at any time on or before 17 June 2004 at a fixed price of $0.30 per share. The number of unissued ordinary shares relating to these options at 30 June 2001 is 2,100,000 (2000 - 2,100,000)

(ii) On 7 November 1999, 150,000 options were issued to scientists from the University of Melbourne in recognition of contributions to the intellectual property licenced to the Company. Each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company, at any time after the second anniversary of the date on which the Company's shares were officially quoted on the Australian Stock Exchange Limited or before 7 November 2004 at a fixed price of $0.50 per share. The number of unissued ordinary shares relating to these options at 30 June 2001 is 150,000 (2000 - 150,000)

(iii) On 7 November 1999, 150,000 options were issued to members of the Scientific Advisory Board in recognition of consulting services to be provided. Each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company, at a fixed price of $0.50 per share, with 50,000 becoming exercisable at the end of each of the first, second and third year of the date on which the Company's shares were officially quoted on the Australian Stock Exchange Limited. If not exercised the options will lapse on 7 November 2004. The number of unissued ordinary shares relating to these options at 30 June 2001 is 150,000 (2000 - 150,000).

(iv) On 8 November 1999, 1,570,000 options were issued to Medvet Science Pty Ltd. Each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company, at any time after the second anniversary of the date on which the Company's shares were officially quoted on the Australian Stock Exchange Limited or before 8 November 2004 at a fixed price of $0.50 per share. On 27 November 2000, 30,000 of these options were

(v) On 15 December 1999, 300,000 options were issued to the Underwriters of the initial public offering, Taylor Collison Limited, as part of the Underwriting Agreement. Each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company, at any time on or before 30 June 2002 at a fixed price of $0.50 per share. The number of unissued ordinary shares relating to these options at 30 June 2001 is 300,000 (2000 - 300,000).

(vi) On 16 December 1999, 5,832,936 options were issued to subscribers to the Prospectus. Each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company, at any time on or before 30 November 2001 at a fixed price of $0.50. As at 30 June 2001, 72,196 of these options had been exercised (2000 - 16,331). On 27 August 2001, the Company entered into an agreement with Taylor Collison to underwrite these options.

(vii) On 19 April 2000, 75,000 options were issued to Professor Samuel Berkovic in recognition of his contributions to the Scientific Advisory Board of the Company. Each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company, at a fixed price of $0.65 per share, with 25,000 becoming exercisable on the first, second and third anniversaries of Professor Berkovic's appointment to the Scientific Advisory Board. If not exercised, the options will lapse on 8 June 2005 or on the date of termination of the Consultancy Agreement, whichever is earlier. The number of unissued ordinary shares relating to these options at 30 June 2001 is 75,000 (2000 - 75,000).

(viii) On 21 June 2000, 304,600 options were issued to, or for the benefit of, scientists and support staff involved in the Company's research programs to align their interests with the Company's shareholders. Each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company, at any time from 21 June 2002 until 21 June 2005 at a fixed price of $1.00 per share. On 6 December 2000, 9,000 of these options were cancelled and a further 6,000 were cancelled on 17 January 2001. The number of unissued ordinary shares relating to these options at 30 June 2001 is 289,600 (2000 - 304,600).

(ix) On 2 August 2000, 113,333 options were issued to Heidrick & Struggles Incorporated, the firm engaged to recruit the Chief Executive Officer. Each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company, at any time from 2 August 2000 to 19 June 2003 at a fixed price of $1.00 per share. The number of unissued ordinary shares relating to these options at 30 June 2001 is 113,333 (2000 - nil).

(x) On 4 October 2000, 1,700,000 options were issued to Dr Deborah Rathjen. Each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company. The options are exercisable as follows:

Exercise Price	Exercise Period	Quantity
$1.00	19 June 2002 to 19 June 2007	340,000
$1.00	19 June 2003 to 19 June 2008	340,000
$1.00	19 June 2004 to 19 June 2009	170,000
$1.40	19 June 2004 to 19 June 2009	170,000
$1.40	19 June 2005 to 19 June 2010	680,000

The number of unissued ordinary shares relating to these options at 30 June 2001 is 1,700,000 (2000 - nil).

(xi) On 18 June 2001, 15,000 options were issued to Dr Ram Seshadri, a principal consultant on the breast cancer project to align his interests with the Company's shareholders. Each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company, at any time from 18 June 2003 until 18 June 2006 at a fixed price of $1.30 per share. The number of unissued ordinary shares relating to these options at 30 June 2001 is 15,000 (2000 - nil).

	2001	2000
NOTE 18: ACCUMULATED LOSSES	$	$
Balance at the beginning of the year	(2,339,898)	(921,024)
Net loss for the year	(3,279,252)	(1,418,874)
Balance at the end of the year	(5,619,150)	(2,339,898)

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2001

	2001	2000
NOTE 19: COMMITMENTS FOR EXPENDITURE	$	$
(a) Operating lease commitments payable		
- not later than one year	136,321	131,376
- later than one year but not later than 2 years	70,107	140,713
- later than 2 years but not later than 5 years	197,466	215,081
	403,895	487,170
(b) Service contract commitments payable		
- not later than one year	1,661,538	1,095,000
- later than one year but not later than 2 years	832,500	670,000
- later than 2 years but not later than 5 years	0	35,000
	2,494,038	1,800,000

Pursuant to the terms and agreements entered into by the Company with both the Women's and Children's Hospital ("WCH") and the University of Melbourne ("U of M") to acquire the licence for the epilepsy project from the WCH and U of M and the breast cancer project from the WCH , the Company is liable to make further payments to the WCH and U of M upon the achievement of certain conditions.
Pursuant to the terms and agreement entered into by the Company with Medvet Science Pty Ltd ("Medvet"), for the Angiogenesis Project, the Company is liable to make further payments to Medvet upon the achievement of certain conditions.

Due to the confidential nature of the agreements, further disclosure would not be in the Company's best interests.

NOTE 20: RELATED PARTIES

TRANSACTIONS OF DIRECTORS AND DIRECTOR RELATED ENTITIES

The names of persons who were directors of the Company for the entire financial year ended 30 June 2001 are as follows: Fraser Ainsworth, Deborah Rathjen, Christopher Henney, Warren Kinston and Peter Maddern.

Remuneration and retirement benefits

Information on remuneration of directors is disclosed in Note 5 of this report.

Transactions of directors and director-related entities concerning shares or share options

Aggregate numbers of shares and share options of the Company acquired or disposed of by directors of the Company or their director-related entities during the period were:

	2001	2000
Acquisitions	**Number**	**Number**
Ordinary shares	76,267	328,500
Options on ordinary shares	1,700,000	238,833
Disposals		
Ordinary shares	40,000	39,000
Options on ordinary shares	0	13,000

Aggregate numbers of shares and share options of the Company held directly, indirectly or beneficially by directors of the Company or their director-related entities at balance date:

	2001	2000
	Number	**Number**
Ordinary shares	881,518	845,251
Options on ordinary shares	3,825,833	2,125,833

Other transactions with directors of the Company and their director related entities

A director, Mr F Ainsworth, is a director and shareholder of Potential Energy Pty Ltd. From 1 July 2000 to 31 December 2000, the Company rented office furniture and equipment and purchased office furniture and equipment from Potential Energy Pty Ltd. In addition, Potential Energy Pty Ltd sub-let a portion of the office space occupied by the Company, along with the provision of secretarial services and the purchase of a bookcase. These transactions were based on normal commercial terms and conditions.

A director, Mr P Maddern, is a director and shareholder of Palmerston Projects Pty Ltd. From 1 July 2000 to 31 August 2000, Palmerston Projects Pty Ltd provided accounting and business services to the Company. In addition, Palmerston Projects sub-let a portion of the office space occupied by the Company. These transactions were based on normal commercial terms and conditions.

Aggregate amounts of each of the above types of other transactions with directors and their director-related entities:

	2001	2000
Expenses	**$**	**$**
Accounting and business services	21,919	30,885
Purchase of office furniture and equipment	5,058	0
Rental of office furniture and equipment	6,177	0
Rental of office space and administration support	0	26,690
	2001	**2000**
Revenues	**$**	**$**
Rental of office space and secretarial services	16,921	6,163
Sale of bookcase	500	0

Aggregate amounts payable to directors and their director-related entities at balance date:

	2001	2000
	$	**$**
Current liabilities	0	14,359

Aggregate amounts receivable from directors and their director-related entities at balance date:

	2001	2000
	$	**$**
Current assets	1,071	5,702

Other related parties

The aggregate amounts recognised in respect of other transactions with each class of other related parties were:

		2001	2000
		$	**$**
Transaction Type	**Class of other related party**		
Professional services provided	Associate	0	68,361
Provision of corporate offices	Associate	0	15,500

The amounts paid to Associates in 2000, relate to payments made to Taylor Collison. Due to changes in the Company's equity Taylor Collison is no longer classified as an Associate of the Company.

NOTE 21: EVENTS OCCURRING AFTER REPORTING DATE

On 25 May 2001 the Company entered into an Indemnity Deed with Industrial and Commercial Premises Corporation ("ICPC"), a South Australian Government Agency. ICPC and the Company have agreed for ICPC to erect a purpose built facility for the Company at the Thebarton biotechnology precinct. The land and

Deferred Purchase Agreement has not been executed at the date of this report. The total cost of the building is expected to be approximately $6.27million, which will be repaid over a ten year period. A deposit of 15% is payable upon execution of the Deferred Purchase Agreement. The State Government has offered a facilitation package to the Company to offset a portion of the costs involved, the terms of which are protected by a confidentiality agreement.

On 19 July 2001 the Company issued 350,000 ordinary shares, raising $367,500, to finalise the private placement announced in May 2001. The placement raised a total of $4,037,352 at $1.05 per share.

On 17 August 2001 the Company announced it had been awarded $224,325 by the Federal Government to advance the Company's research into the discovery of genes involved in the development of breast cancer.

On 27 August 2001 the Company announced that Taylor Collison had been engaged to underwrite the conversion of subscriber options issued under the IPO Prospectus dated 11 November 1999. The subscriber options are exercisable at $0.50 on or before 30 November 2001.

On 3 September 2001 the Company announced that it had achieved a significant breakthrough in its breast cancer project with the finding that a breast cancer tumour suppressor gene code named BNO64 is implicated in the development of approximately 50% of breast cancers. The provisional patent filing of BNO64, made on 1 September 2000, has now progressed to the international PCT stage.
The financial effects of the above transactions have not been brought to account at 30 June 2001.

No other matters or circumstances have arisen since the end of the financial year which significantly affected, or may significantly affect, the operations of the Company, the results of those operations, or the state of affairs of the Company in future financial years.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2001

NOTE 22: SEGMENT REPORTING

The Company, which operates solely in Australia, conducts research and development on the genetic basis of human diseases.

NOTE 23: FINANCIAL INSTRUMENTS

2001	Notes	Floating interest rate	Fixed Interest for: 1 year or less	Fixed Interest for: over 1 to 5 years	Non-interest bearing	Total
Financial Assets						
Cash and deposits		310,457	9,518,059	0	1,419	9,829,934
Receivables		0	0	0	133,836	133,836
		310,457	9,518,059	0	135,255	9,963,770
Weighted average interest rate		4.25%	4.93%			
Financial Liabilities						
Trade and other creditors		0	0	0	592,320	592,320
Other Loans		0			50,000	50,000
		0	0	0	642,320	642,320
Net financial assets (liabilities)		310,457	9,518,059	0	(507,065)	9,321,450

2000	Notes	Floating interest rate	Fixed Interest for: 1 year or less	Fixed Interest for: over 1 to 5 years	Non-interest bearing	Total
Financial Assets						
Cash and deposits		522,778	4,014,502	0	0	4,537,280
Receivables		0	0	0	151,145	151,145
		522,778	4,014,502	0	151,145	4,688,425
Weighted average interest rate		3.76%	5.99%			
Financial Liabilities						
Trade and other creditors		0	0	0	195,925	195,925
Other Loans		0			50,000	50,000
		0	0	0	245,925	245,925
Weighted average interest rate						
Net financial assets (liabilities)		522,778	4,014,502	0	(94,780)	4,442,500

Reconciliation of net financial assets to net assets	2001 $	2000 $
Net financial assets as above	9,321,450	4,442,500
Non-financial assets		
Other assets	0	0
Property, plant and equipment	723,724	435,220
Intangibles	141,777	184,301
Net assets per balance sheet	10,186,951	5,062,021

BIONOMICS LIMITED - A.C.N. 075 582 740

DIRECTORS' DECLARATION

The directors of the Company declare that:

1 The financial statements and notes, as set out on pages 11 to 26:

(a) comply with Accounting Standards, the Corporations Act 2001 and other mandatory professional reporting requirements; and

(b) give a true and fair view of the financial position as at 30 June 2001 and performance for the year ended on that date of the Company.

2 At the date of this statement, there are reasonable grounds to believe the company can meet its debts as and when they fall due.

This statement is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the directors by:

Director [signature] Director [signature]

Dated this 11th day of September 2001.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

91 King William Street
ADELAIDE SA 5000
GPO Box 418
ADELAIDE SA 5001
DX 77 Adelaide
Australia
www.pwcglobal.com/au
Telephone +61 8 8218 7000
Facsimile +61 8 8218 7999

Independent audit report to the members of

Bionomics Limited

Scope

We have audited the financial report of Bionomics Limited ("the Company") for the financial year ended 30 June 2001 as set out on pages 11 to 27. The Company's directors are responsible for the financial report. We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the Company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance as to whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion as to whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards, other mandatory professional reporting requirements and the Corporations Act 2001 in Australia so as to present a view which is consistent with our understanding of the Company's financial position, and performance as represented by the results of its operations and its cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit opinion

In our opinion, the financial report of the Company is in accordance with:

(a) the Corporations Act 2001, including:

 (i) giving a true and fair view of the Company's financial position as at 30 June 2001 and of its performance for the financial year ended on that date; and

 (ii) complying with Accounting Standards and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements.

PricewaterhouseCoopers
Chartered Accountants

PG Steel

Adelaide

BIONOMICS LIMITED A.C.N. 075 582 740

SHAREHOLDERS' INFORMATION

All shareholder information provided is current as at 23 August 2001.

Difference in Results Reported to the ASX

There are no material differences between the figures reported in the financial statements and those lodged with the ASX in the Company's Appendix 4C for the quarter ended 30 June 2001.

Audit Committee

Bionomics does not have a formal audit committee. The nomination of external auditors and the review of the adequacy of the existing external audit arrangements are determined by the board as a whole.

Corporate Governance

Bionomics' corporate governance practices are set out in the section headed Corporate Governance of the Annual Report.

Substantial Shareholders

There are no shareholders with a Substantial Holding (as defined by the Corporations Act 2001) listed in the the Company's register.

Equity Securities

There are 2,532 holders of ordinary shares and 704 holders of options.

The number of shareholdings held in less than marketable parcels is 169.
The number of option holdings held in less than marketable parcels is 15.

Voting Rights

There are two classes of equity securities issued by the Company, ordinary shares and options, with voting rights attached only to the ordinary shares. One share equates to one vote.

Distribution of Shareholders of Equity Securities

Category (size of Holding)	Number Ordinary	Number Options
1 - 1,000	462	13
1,001 - 5,000	1,149	472
5,001 - 10,000	484	112
10,001 - 100,000	394	104
100,001 - and over.	43	3
	2,532	704

Restricted and Unquoted Equity Securities

Ordinary Shares	**Number**
All unquoted ordinary shares were restricted as follows:	
Shares escrowed until 21 December 2001	3,224,560
Total restricted unquoted ordinary shares held by 17 shareholders	3,224,560
Bionomics Investments Pty Ltd holds 920,834 of these shares.	

Options	**Number**
The following options were unquoted and restricted:	
Options escrowed until 21 December 2001 exercisable at $0.30 expiring on 17 June 2004	2,100,000
Options escrowed until 21 December 2001 exercisable at $0.50 expiring on 1 July 2002	300,000

BIONOMICS LIMITED A.C.N. 075 582 740

SHAREHOLDERS' INFORMATION

Also the Company had on issue the following unquoted options:	Number
Options exercisable at $1.00 between 19 June 2000 and 19 June 2003	113,333
Options exercisable at $0.50 between 17 December 2001 and 8 November 2004	1,840,000
Options exercisable at $1.00 between 21 June 2002 and 21 June 2005	289,600
Options exercisable at $0.65 between 8 June 2001 and 8 June 2005	75,000
Options exercisable at $1.00 between 19 June 2002 and 19 June 2007	340,000
Options exercisable at $1.00 between 19 June 2003 and 19 June 2008	340,000
Options exercisable at $1.00 between 19 June 2004 and 19 June 2009	170,000
Options exercisable at $1.40 between 19 June 2004 and 19 June 2009	170,000
Options exercisable at $1.40 between 19 June 2005 and 19 June 2010	680,000
Options exercisable at $1.30 between 18 June 2003 18 June 2006	15,000
Total unquoted options held by 16 optionholders	4,032,933

Dr Deborah Rathjen holds 1,700,000 of these options.
Medvet Science Pty Ltd holds 1,742,500 of these options.

	20 Largest Shareholders - Ordinary Capital (quoted and unquoted shares) Name	Number of Ordinary Fully Paid Shares Held	% Held of Issued Ordinary Capital
1	Bionomics Investments Pty Ltd	1,473,335	4.44
2	ANZ Nominees Limited	1,465,000	4.41
3	BNP Paribas Equities (Australia) Ltd	1,121,600	3.38
4	Perpetual Trustee Company Ltd	1,000,000	3.01
5	Perpetual Trustees Victoria	800,000	2.41
6	Peter Maddern	564,066	1.70
7	Citicorp Nominees Pty Limited	563,880	1.70
8	Queensland Investment Corporation	512,000	1.54
9	Ladies' Own SDN Berhad	500,000	1.51
10	National Nominees Limited	396,226	1.19
11	Amrav Pty Ltd	352,000	1.06
12	Guardian Trust Australia Ltd	350,000	1.05
13	Starwide Investments Pty Ltd	315,412	0.95
14	Biotechnology Investments Limited	315,000	0.95
15	Mambat Pty Ltd	311,827	0.94
16	I E Properties Pty Limited	292,467	0.88
17	J C Betar Pty Limited	260,000	0.78
18	Taylor Collison Limited	250,001	0.75
19	Mirrabooka Investments Limited	250,000	0.75
20	Westpac Custodian Nominees Limited	237,088	0.71
		11,329,902	34.11

BIONOMICS LIMITED A.C.N. 075 582 740

SHAREHOLDERS' INFORMATION

20 Largest Option Holders - Quoted Options

	Name	Number of Options Held	% Held of Issued Options
1	I E Properties Pty Limited	329,097	5.71
2	Amrav Pty Ltd	188,329	3.27
3	Fortis Clearing Nominees Pty Ltd	159,491	2.77
4	Westpac Custodian Nominees Limited	133,438	2.32
5	McKell Place Nominees Pty Ltd	85,342	1.48
6	Gimbells Pty Ltd	69,627	1.21
7	J C Betar Pty Limited	64,000	1.11
8	Nutsville Pty Ltd	62,333	1.08
9	Mr Patrick Ford	61,332	1.06
10	R J Vickers Pty Limited	55,998	0.97
11	Symington Pty Ltd	53,333	0.93
12	Mr David Eric Campbell	50,000	0.87
13	Mr Neville Wells	50,000	0.87
14	Mr Wensley John Carroll	45,463	0.79
15	Mr Matthew Rudge	45,000	0.78
16	Mr Alistair Boot	43,829	0.76
17	Swell Nominees Pty Ltd	43,082	0.75
18	Diskdew Pty Limited	41,666	0.72
19	Crestcave Pty Ltd	40,000	0.69
20	Linsley & Co Pty Ltd	40,000	0.69
		1,661,360	28.83

BIONOMICS LIMITED A.C.N. 075 582 740

SHAREHOLDERS' INFORMATION

Company Particulars

Bionomics Limited, a listed public company, is domiciled and incorporated in Australia.

The name of the Company Secretary is Jill Mashado.

The address of the Company's registered office in Australia is:
Level 1
77 King William Road
North Adelaide SA 5006
Telephone (08) 8367 0470

The address of the Company's principal administrative office is:
Level 1
77 King William Road
North Adelaide SA 5006
Telephone (08) 8367 0470
Facsimile (08) 8367 0467
Email: reception@bionomics.com.au
Web Address: www.bionomics.com.au

The address of the register of securities is:
Computershare Investor Services Pty Limited
Level 5, 115 Grenfell Street
Adelaide SA 5000
Telephone 1300 556 161 (within Australia)
61 3 9615 5970 (outside Australia)

Bionomics is not listed on any other stock exchanges other than the ASX.

Rules 4.1, 4.3

Appendix 4B (rule 4.13(b))

Half yearly/preliminary final report

Introduced 1/7/2000.

Name of entity

BIONOMICS LIMITED

ACN, ARBN or ARSN	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/financial year ended ('current period')
075 582 740		✓	30 JUNE 2001

For announcement to the market

Extracts from this report for announcement to the market (see note 1). $A'000

Revenues from ordinary activities *(item 1.1)*	up/~~down~~	302.0%	to	599
Profit (loss)from ordinary activities after tax (before amortisation of goodwill) attributable to members *(item 1.20)*	~~up~~/down	131.1%	to	(3,279)
Profit (loss) from ordinary activities after tax attributable to members *(item 1.23)*	~~up~~/down	131.1%	to	(3,279)
Profit (loss) from extraordinary items after tax attributable to members *(item 2.5(d))*	gain (loss) of			-
Net profit (loss) for the period attributable to members *(item 1.11)*	~~up~~/down	131.1%	to	(3,279)

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	¢	¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	¢	¢

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*: N/A

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Consolidated profit and loss account

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities	599	149
1.2	Expenses from ordinary activities (*see items 1.24 + 12.5 + 12.6*)	3,878	1,568
1.3	Borrowing costs	-	-
1.4	Share of net profit (loss) of associates and joint venture entities (*see item 16.7*)	-	-
1.5	**Profit (loss) from ordinary activities before tax**	**(3,279)**	**(1,419)**
1.6	Income tax on ordinary activities (*see note 4*)	-	-
1.7	**Profit (loss) from ordinary activities after tax**	**(3,279)**	**(1,419)**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	-	-
1.9	**Net profit (loss)**	**(3,279)**	**(1,419)**
1.10	Net profit (loss) attributable to outside +equity interests	-	-
1.11	**Net profit (loss) for the period attributable to members**	**(3,279)**	**(1,419)**

Consolidated retained profits

1.12	Retained profits (accumulated losses) at the beginning of the financial period	(2,340)	(921)
1.13	Net profit (loss) attributable to members (*item 1.11*)	(3,279)	(1,419)
1.14	Net transfers to and from reserves	-	-
1.15	Net effect of changes in accounting policies	-	-
1.16	Dividends and other equity distributions paid or payable	-	-
1.17	**Retained profits (accumulated losses) at end of financial period**	**(5,619)**	**(2,340)**

Profit restated to exclude amortisation of goodwill

		Current period $A'000	Previous corresponding period $A'000
1.18	Profit (loss) from ordinary activities after tax before outside equity interests (*items 1.7*) and amortisation of goodwill	(3,279)	(1,419)
1.19	Less (plus) outside +equity interests	-	-
1.20	**Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members**	**(3,279)**	**(1,419)**

+ See chapter 19 for defined terms.

Profit (loss) from ordinary activities attributable to members

		Current period $A'000	Previous corresponding period $A'000
1.21	Profit (loss) from ordinary activities after tax *(item 1.7)*	(3,279)	(1,419)
1.22	Less (plus) outside +equity interests	-	-
1.23	**Profit (loss) from ordinary activities after tax, attributable to members**	**(3,279)**	**(1,419)**

Revenue and expenses from ordinary activities

AASB 1004 requires disclosure of specific categories of revenue and AASB 1018 requires disclosure of expenses from ordinary activities according to either their nature of function. Entities must report details of revenue and expenses from ordinary activities using the layout employed in their accounts. See also items 12.1 to 12.6.

		Current period $A'000	Previous corresponding period $A'000
1.24	Details of revenue and expenses		
	Revenue from ordinary activities	599	149
	Depreciation and amortisation expenses	(254)	(72)
	Research and development expenses	(2,039)	(669)
	Other expenses from ordinary activities	(1,585)	(827)

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill	-	-	-	-
2.2	Amortisation of other intangibles	43	-	-	43
2.3	**Total amortisation of intangibles**	43	-	-	43
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

Comparison of half year profits
(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.23 in the half yearly report)	(1,405)	(363)
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	(1,874)	(1,056)

Consolidated balance sheet

		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	9,830	4,537	7,818
4.2	Receivables	85	73	58
4.3	Investments	-	-	-
4.4	Inventories	-	-	-
4.5	Other (provide details if material)	49	78	131
4.6	**Total current assets**	9,964	4,688	8,007
	Non-current assets			
4.7	Receivables	-	-	-
4.8	Investments (equity accounted)	-	-	-
4.9	Other investments	-	-	-
4.10	Inventories	-	-	-
4.11	Exploration and evaluation expenditure capitalised (see para .71 of *AASB 1022*)	-	-	-
4.12	Development properties (+mining entities)	-	-	-
4.13	Other property, plant and equipment (net)	723	435	608
4.14	Intangibles (net)	142	185	163
4.15	Other (provide details if material)	-	-	-
4.16	**Total non-current assets**	865	620	771
4.17	**Total assets**	10,829	5,308	8,778
	Current liabilities			
4.18	Payables	176	174	78
4.19	Interest bearing liabilities	-	-	-
4.20	Provisions	22	-	-
4.21	Other (provide details if material)	394	-	148
4.22	**Total current liabilities**	592	174	226
	Non-current liabilities			
4.23	Payables	-	22	-
4.24	Interest bearing liabilities	-	-	-
4.25	Provisions	-	-	-
4.26	Other (provide details if material)	50	50	50
4.27	**Total non-current liabilities**	50	72	50
4.28	**Total liabilities**	642	246	276
4.29	**Net assets**	10,187	5,062	8,502

Consolidated balance sheet continued

	Equity			
4.30	Capital/contributed equity	15,806	7,402	12,247
4.31	Reserves	-	-	-
4.32	*Retained profits (accumulated losses)*	(5,619)	(2,340)	(3,745)
4.33	**Equity attributable to members of the parent entity**	**10,187**	**5,062**	**8,502**
4.34	Outside +equity interests in controlled entities	-	-	-
4.35	**Total equity**	**10,187**	**5,062**	**8,502**

4.36	Preference capital included as part of 4.33	-	-	-

Exploration and evaluation expenditure capitalised

To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance		
5.2	Expenditure incurred during current period		
5.3	Expenditure written off during current period		
5.4	Acquisitions, disposals, revaluation increments, etc.		
5.5	Expenditure transferred to Development Properties		
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.11)*		

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance		
6.2	Expenditure incurred during current period		
6.3	Expenditure transferred from exploration and evaluation		
6.4	Expenditure written off during current period		
6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*		

Consolidated statement of cash flows

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	-	-
7.2	Payments to suppliers and employees	(3,318)	(1,492)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	-	-
7.5	Interest and other items of similar nature received	448	85
7.6	Interest and other costs of finance paid	-	(6)
7.7	Income taxes paid	-	-
7.8	Other (Grant received)	262	-
7.9	**Net operating cash flows**	(2,608)	(1,413)
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(434)	(544)
7.11	Proceeds from sale of property, plant and equipment	-	-
7.12	Payment for purchases of equity investments	-	-
7.13	Proceeds from sale of equity investments	-	-
7.14	Loans to other entities	-	-
7.15	Loans repaid by other entities	-	-
7.16	Other (Licences)	-	(88)
7.17	**Net investing cash flows**	(434)	(632)
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	8,698	7,107
7.19	Proceeds from borrowings	-	-
7.20	Repayment of borrowings	-	-
7.21	Dividends paid	-	-
7.22	Other (Share issue expenses)	(363)	(611)
7.23	**Net financing cash flows**	8,335	6,496
7.24	**Net increase (decrease) in cash held**	5,293	4,451
7.25	Cash at beginning of period *(see Reconciliation of cash)*	4,537	86
7.26	Exchange rate adjustments to item 7.25.	-	-
7.27	**Cash at end of period** *(see Reconciliation of cash)*	9,830	4,537

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

Directors' fees satisfied by the issue of shares: current period $69,613, previous period $nil.

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period $A'000	Previous corresponding period - $A'000
8.1 Cash on hand and at bank	312	523
8.2 Deposits at call	9,518	4,014
8.3 Bank overdraft	-	-
8.4 Other (provide details)	-	-
8.5 Total cash at end of period *(item 7.27)*	**9,830**	**4,537**

Ratios	Current period	Previous corresponding period
9.1 **Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	(547.4%)	N/A
9.2 **Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.9*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.33*)	(32.2%)	(28.0%)

Earnings per security (EPS)	Current period	Previous corresponding period
10.1 Calculation of the following in accordance with *AASB 1027: Earnings per Share*		
(a) Basic EPS	(0.11)	(0.10)
(b) Diluted EPS (if materially different from (a))	(0.07)	(0.06)
(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	28,492,948	14,754,004

NTA backing *(see note 7)*	Current period	Previous corresponding period
11.1 Net tangible asset backing per +ordinary security	30.6 cents	20.3 cents

Details of specific receipts/outlays, revenues/ expenses

		Current period $A'000	Previous corresponding period - $A'000
12.1	Interest revenue included in determining item 1.5	410	149
12.2	Interest revenue included in item 12.1 but not yet received (if material)	26	64
12.3	Interest costs excluded from borrowing costs, capitalised in asset values	-	-
12.4	Outlays (except those arising from the +acquisition of an existing business) capitalised in intangibles (if material)	-	-
12.5	Depreciation and amortisation (excluding amortisation of intangibles)	211	43
12.6	Other specific relevant items not shown in item 1.24 *(see note 15)*		

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	N/A
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was +acquired	$
13.3	Date from which such profit has been calculated	
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	$

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	N/A
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	$
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	$
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$

Reports for industry and geographical segments

Information on the industry and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Financial Reporting by Segments. Because of the different structures employed by entities, a pro forma is not provided. Segment information should be completed separately and attached to this report. However, the following is the presentation adopted in the Appendices to AASB 1005 and indicates which amounts should agree with items included elsewhere in this report.

Segments

Operating Revenue

Sales to customers outside the economic entity

Inter-segment sales

Unallocated revenue

Total revenue

Segment result

Unallocated expenses

Consolidated profit (loss) from ordinary activities before tax (equal to item 1.5)

Segment assets)
Unallocated assets)
Total assets (*equal to item 4.17*))

Comparative data for segment assets should be as at the end of the previous corresponding period.

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	N/A
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	

Amount per security

		Amount per security	Franked amount per security at 36% tax	Amount per security of foreign source dividend
	(Preliminary final report only)			
15.4	**Final dividend:** Current year	¢	¢	¢
15.5	Previous year	¢	¢	¢
	(Half yearly and preliminary final reports)			
15.6	**Interim dividend:** Current year	¢	¢	¢
15.7	Previous year	¢	¢	¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	¢	¢
15.9	Preference +securities	¢	¢

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding period - $A'000
15.10	+Ordinary securities		
15.11	Preference +securities		
15.12	Other equity instruments		
15.13	**Total**		

The +dividend or distribution plans shown below are in operation.

N/A

The last date(s) for receipt of election notices for the +dividend or distribution plans

Any other disclosures in relation to dividends (distributions)

N/A

Details of aggregate share of profits (losses) of associates and joint venture entities

		Current period $A'000	Previous corresponding period - $A'000
16.1	Profit (loss) from ordinary activities before income tax		
16.2	Income tax on ordinary activities		
16.3	**Profit (loss) from ordinary activities after income tax**		
16.4	Extraordinary items net of tax		
16.5	**Net profit (loss)**		
16.6	Outside +equity interests		
16.7	**Net profit (loss) attributable to members**		

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from xx/xx/xx") or disposal ("to xx/xx/xx").

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
	Current period	Previous corresponding period	Current period - $A'000	Previous corresponding period- $A'000
17.1 Equity accounted associates and joint venture entities				
17.2 Total				
17.3 Other material interests				
17.4 Total				

Issued and quoted securities at end of current period

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*				
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions				
18.3	**+Ordinary securities**	32,856,459	29,981,899		
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	55,865 5,155,000 25,788 40,479 3,495,097		50 97 91 114 105	50 97 91 114 105
18.5	**+Convertible debt securities** *(description and conversion factor)*				
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
18.7	**Options** *(description and conversion factor)*			*Exercise price*	*Expiry date (if any)*
	Directors' Options	2,100,000		30	17/06/04
	Underwriters' Options	300,000		50	01/07/02
	Scientists' Options	1,840,000		50	08/11/04
	Subscribers' Options	5,760,740	5,760,740	50	30/11/01
	Scientists' Options	75,000		65	08/06/05
	Scientists' Options	289,600		100	21/06/05
	Consultants' Options	113,333		100	19/06/03
	CEO's Options	340,000		100	19/06/07
	CEO's Options	340,000		100	19/06/08
	CEO's Options	170,000		100	19/06/09
	CEO's Options	170,000		140	19/06/09
	CEO's Options	680,000		140	19/06/10
	Scientists' Options	15,000		130	18/06/06

18.8	Issued during current period	113,333 340,000 340,000 170,000 170,000 680,000 15,000		100 100 100 100 140 140 130	19/06/03 19/06/07 19/06/08 19/06/09 19/06/09 19/06/10 18/06/06
18.9	Exercised during current period	55,865	55,865	50	
18.10	Expired during current period				
18.11	**Debentures** *(totals only)*				
18.12	**Unsecured notes** *(totals only)*				

Comments by directors

Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Half-Year Accounts and Consolidated Accounts. The comments do not take the place of the directors' report and statement (as required by the Corporations Law) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

Basis of accounts preparation

If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Half-Year Accounts and Consolidated Accounts. It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period. [Delete if preliminary final statement.]

Material factors affecting the revenues and expenses of the economic entity for the current period

NIL

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

On 19 July 2001 the Company issued 350,000 ordinary shares at $1.05 per share raising capital of $367,500 (before share issue expenses).

On 17 August 2001 the Company announced it had been awarded $224,325 by the Federal Government to advance the Company's research into the discovery of genes involved in the development of breast cancer.

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

NIL

Changes in accounting policies since the last annual report are disclosed as follows.
(Disclose changes in the half yearly report in accordance with AASB 1029: Half-Year Accounts and Consolidated Accounts. Disclose changes in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure.)

NIL

Additional disclosure for trusts

19.1	Number of units held by the management company or responsible entity or their related parties.	
19.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	THE GREVILLEA ROOM LOWER LOBBY LEVEL HYATT REGENCY NORTH TERRACE ADELAIDE SA 5000
Date	8 NOVEMBER 2001
Time	11.00am
Approximate date the +annual report will be available	3 OCTOBER 2001

Compliance statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law or other standards acceptable to ASX (see note 12).

Identify other standards used	

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does/~~does not~~* *(delete one)* give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

✓	The +accounts have been audited.	▪▪	The +accounts have been subject to review.
▪▪	The +accounts are in the process of being audited or subject to review.	••	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/~~will follow immediately they are available~~* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Law.)*

6 The entity ~~has~~/does not have* *(delete one)* a formally constituted audit committee.

Sign here: .... Date: 11/9/01
CEO/Managing Director

Print name: DEBORAH RATHJEN

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Consolidated profit and loss account**

Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of financial performance*.

Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts.

5. **Consolidated balance sheet**

Format The format of the consolidated balance sheet should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Half-Year Accounts and Consolidated Accounts,* and *AASB 1040: Statement of Financial Position.* Banking institutions, trusts and financial institutions identified in an ASIC Class Order dated 2 September 1997 may substitute a clear liquidity ranking for the Current/Non-Current classification.

Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets.* If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required. Trusts should also note paragraph 10 of *AASB 1029* and paragraph 11 of *AASB 1030: Application of Accounting Standards etc.*

6. **Consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows.* Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026.* +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. However, an entity may report exact figures, if the $A'000 headings are amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, if the $A'000 headings are amended.

10. **Comparative figures** Comparative figures are the unadjusted figures from the previous corresponding period. However, if there is a lack of comparability, a note explaining the position should be attached.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Law must also be given to ASX. For example, a directors' report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one) must be complied with.

13. **Corporations Law financial statements** As at 1/7/96, this report may be able to be used by an entity required to comply with the Corporations Law as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15. **Relevant Items** AASB 1018 requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. the term "relevance" is defined in AASB 1018. For foreign entities, there are similar requirements in other accounting standards normally accepted by ASX.

16. **$ Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

(3)

02 SEP 11 AM 10:51 Send to Bionomics (2 pages)

NOTICE OF DIRECTOR'S INTERESTS

Section 205G of the Corporations Law[1]

To: Australian Stock Exchange Limited ("ASX")
Company Announcements Office
4th Floor, 20 Bridge Street
Sydney NSW
Fax No 1300 300 021

2. Updating notice

section 205G(4)

name of director	Christopher Henney
name of company	Bionomics Limited
date of last notification to ASX	1 November 2000
date director's interest changed	12 November 2001

3. I disclose the following information to ASX

I have a relevant interest in the following securities of the company or a related body corporate.

Section 205G(1)(a)	
Interest	**Circumstances giving rise to relevant interest**
Type of security: ordinary shares Number of securities: 12,391	Shares issued on 12 November 2001 in lieu of one third of Director's fees
Type of security: ordinary shares Number of securities: 15,805	Shares issued on 1 November 2000 in lieu of one third of Director's fees
Type of security: restricted shares Number of securities: 200,000	Shares issued prior to listing
Type of security: options Number of securities: 13,333	Options acquired at float

[1] *This form is NOT a prescribed form. It has been prepared by ASX to assist directors. If directors elect to use this form, they should obtain their own independent legal advice in relation to the form and completion of it.*

4

Type of security:	restricted options	Options issued prior to listing
Number of securities:	300,000	

Section 205G(1)(b)

I have an interest in the following contracts to which I am a party or under which I am entitled to a benefit that confer a right to call for or deliver shares in, debentures of, or interests in a collective investment scheme made available by, the company or a related body corporate.

None

Sign here .... Director date 11.11.01

PLEASE SIGN HERE

ASIC registered agent number

lodging party or agent name BIONOMICS LIMITED
office, level, business name or PO Box no. LEVEL 1
street number & name 77 KING WILLIAM ROAD
suburb/city NORTH ADELAIDE state/territory SA postcode 5006
telephone (08) 8367 0470
facsimile (08) 8367 0467
DX number suburb/city

02 SEP 11 10:51

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

Notification of

change to officeholders

form **304**

Corporations Act 2001

205B & 601CV(1)

corporation name BIONOMICS LIMITED
ACN or ARBN 075 582 740

New appointment

Give details below of the person(s) who have consented in writing to become a director and/or secretary of the company. A public company must have a minimum of 3 directors (2 resident in Australia) and 1 secretary (resident in Australia). A proprietary company must have a minimum of 1 director (resident in Australia). The office of secretary is optional, but if appointed one must reside in Australia.

family name **given names**
former names
residential address
suburb/city state/territory postcode
country (if not Australia)
date of birth (d/m/y) / / place of birth (town/city) (state/country)
office held & date appointed ☐ director / / ☐ secretary / /
alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

family name **given names**
former names
residential address
suburb/city state/territory postcode
country (if not Australia)
date of birth (d/m/y) / / place of birth (town/city) (state/country)
office held & date appointed ☐ director / / ☐ secretary / /
alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

family name **given names**
former names
residential address
suburb/city state/territory postcode
country (if not Australia)
date of birth (d/m/y) / / place of birth (town/city) (state/country)
office held & date appointed ☐ director / / ☐ secretary / /
alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

Ceasing to hold office

family name KINSTON given names WARREN JOHN.
date of birth (d/m/y) 16/05/1945 place of birth BRISBANE, QLD.
date ceased (d/m/y) 08/11/01 office held ☑ director ☐ secretary ☐ alternate director for:

family name given names
date of birth (d/m/y) / / place of birth
date ceased (d/m/y) / / office held ☐ director ☐ secretary ☐ alternate director for:

family name given names
date of birth (d/m/y) / / place of birth
date ceased (d/m/y) / / office held ☐ director ☐ secretary ☐ alternate director for:

Change of name or address of officeholder

family name (previously notified) **given names**
date of birth (d/m/y) / / Is this person also an **alternate director**? ☐ (please tick, if yes)

new name (if changed)
date of change (d/m/y) / /

new address (if changed) unit, level, building name
street number & name
suburb/city state/territory postcode
country (if not Australia) date of change (d/m/y) / /

family name (previously notified) **given names**
date of birth (d/m/y) / / Is this person also an **alternate director**? ☐ (please tick, if yes)

new name (if changed)
date of change (d/m/y) / /

new address (if changed) unit, level, building name
street number & name
suburb/city state/territory postcode
country (if not Australia) date of change (d/m/y) / /

NB: If insufficient space, set out details in an annexure - Annexures must conform to requirements. (Refer Guide)

Signature

I certify that the information in this form is true and correct.

print name JILL MASHADO capacity CO. SECRETARY

sign here J. Mashado date 12/11/01

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

Bionomics Limited

ABN 53 075 582 740

02 SEP 11 AM 10:54

ASX ANNOUNCEMENT
12 NOVEMBER 2001

CHANGE TO OFFICE HOLDERS

In accordance with ASX listing rule 3.16.1, Bionomics Limited advises that Dr Warren Kinston has resigned as a Director of Bionomics Limited, as from 8 November 2001.

Jill Mashado
Company Secretary

02 SEP 11 AM 10: 56

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

BIONOMICS LIMITED

ACN, ARBN or ARSN

075 582 740

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	OPTIONS
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	THREE HUNDRED THOUSAND (300,000)
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	REFER ANNEXURE A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	REFER TO ANNEXURE A
5	Issue price or consideration	NIL
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	ISSUED TO THE COMPANY'S CHIEF SCIENTIST IN ACCORDANCE WITH AN EMPLOYMENT CONTRACT AND APPROVED BY SHAREHOLDERS AT THE ANNUAL GENERAL MEETING HELD ON 8 NOVEMBER 2001
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12 NOVEMBER 2001

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	30,096,180 5,707,407	ORDINARY SHARES OPTIONS

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,224,560 7,032,933	ORDINARY SHARES OPTIONS

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	NOT APPLICABLE – EARLY STAGE BIOTECHNOLOGY COMPANY

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	

23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 12 November 2001
Company Secretary

Print name: JILL MASHADO

== == == == ==

ANNEXURE A

BIONOMICS LIMITED

The vesting dates and dates on which the issued options become exercisable are set out in the table below:

Cateogry and number of options	*Exercise Price*	*Vesting Date*	*Date options become exercisable*
First Category			
60,000	$1.20	14 May 2002	14 May 2003
40,000	$1.20	14 May 2003	14 May 2004
Second Category			
20,000	$1.40	14 May 2003	14 May 2004
60,000	$1.40	14 May 2004	14 May 2005
20,000	$1.40	14 May 2005	14 May 2006
Third Category			
40,000	$1.80	14 May 2005	14 May 2006
60,000	$1.80	14 May 2006	14 May 2006

The issued options will lapse on the fifth anniversary of the date on which they became exercisable.

This Annexure A of one page is referred to at page 1, item 3 and page 2, item 4 of Appendix 3B, New Issue Announcment.

JILL MASHADO
COMPANY SECRETARY
BIONOMICS LIMITED

12 November 2001

NOTICE OF DIRECTOR'S INTERESTS

Section 205G of the Corporations Law[1]

02 SEP 11 AM 10:54

To: Australian Stock Exchange Limited ("ASX")
Company Announcements Office
4th Floor, 20 Bridge Street
Sydney NSW
Fax No 1300 300 021

2. Updating notice

section 205G(4)

name of director	Peter Maddern
name of company	Bionomics Limited
date of last notification to ASX	1 November 2000
date director's interest changed	12 November 2001

3. I disclose the following information to ASX

I have a relevant interest in the following securities of the company or a related body corporate.

Section 205G(1)(a)	
Interest	**Circumstances giving rise to relevant interest**
Type of security: ordinary shares Number of securities: 12,391	12,391 shares issued on 12 November 2001 in lieu of one third of Director's fees
Type of security: ordinary shares Number of securities: 8,316	8,315 shares issued on 1 November 2000 in lieu of one third of Director's fees, plus 1 share issued prior to listing
Type of security: restricted shares Number of securities: 555,750	Shares issued prior to listing
Type of security: restricted options Number of securities: 300,000	Options issued prior to listing
Section 205G(1)(b)	
I have an interest in the following contracts to which I am a party or under which I am entitled to a benefit that confer a right to call for or deliver shares in, debentures of, or interests in a collective investment scheme made available by, the company or a related body corporate.	

[1] *This form is NOT a prescribed form. It has been prepared by ASX to assist directors. If directors elect to use this form, they should obtain their own independent legal advice in relation to the form and completion of it.*

Scott Hutchinson:Section 205G - PM121101
12 November 2001 6:34 PM

Sign here .... date 12/11/01
Director

NOTICE OF DIRECTOR'S INTERESTS

Section 205G of the Corporations Law[1]

02 SEP 11 AM 10:54

To: Australian Stock Exchange Limited ("ASX")
Company Announcements Office
4th Floor, 20 Bridge Street
Sydney NSW
Fax No 1300 300 021

2. Updating notice

section 205G(4)

name of director	Fraser Ainsworth
name of company	Bionomics Limited
date of last notification to ASX	1 November 2000
date director's interest changed	12 November 2001

3. I disclose the following information to ASX

I have a relevant interest in the following securities of the company or a related body corporate.

Section 205G(1)(a)	
Interest	**Circumstances giving rise to relevant interest**
Type of security: ordinary shares Number of securities: 20,652	Shares issued on 12 November 2001 in lieu of one third of Director's fees
Type of security: ordinary shares Number of securities: 26,342	Shares issued on 1 November 2000 in lieu of one third of Director's fees
Type of security: ordinary shares Number of securities: 49,500	Shares held by members of my family
Type of security: options Number of securities: 12,500	Options held by members of my family
Type of security: restricted options Number of securities: 1,000,000	Options issued prior to listing
Section 205G(1)(b)	

[1] *This form is NOT a prescribed form. It has been prepared by ASX to assist directors. If directors elect to use this form, they should obtain their*

I have an interest in the following contracts to which I am a party or under which I am entitled to a benefit that confer a right to call for or deliver shares in, debentures of, or interests in a collective investment scheme made available by, the company or a related body corporate.

nil

Sign here .... date 14/11/01

Director

207 page 1/1 15 June 2000

ASIC registered agent number

lodging party or agent name BIONOMICS LIMITED
office, level, building name or PO Box no. LEVEL 1
street number & name 77 KING WILLIAM ROAD
suburb/city NORTH ADELAIDE state/territory SA postcode 5006
telephone (08) 8367 0470
facsimile (08) 8367 0467
DX number suburb/city

02 SEP 11 [stamp]

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

Notification of
share issue

form **207**

Corporations Law
254X(1)

company name BIONOMICS LIMITED
A.C.N. 075 582 740.

Details of the issue

date of issue (d/m/y) / / or period of issue (d/m/y) from 23/10/2001 to 20/11/2001

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	Ordinary

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD.	536,849	$0-50	NIL.

1. Have all shares been issued for cash only? Yes ☑ No ☐
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No ☐
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name JILL MASHADO capacity CO. SECRETARY

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form.

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

0 hrs 5 mins

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

BIONOMICS LIMITED

ACN, ARBN or ARSN

075 582 740

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY SHARES
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	FIVE HUNDRED AND THIRTY SIX THOUSAND EIGHT HUNDRED AND FORTY NINE (536,849)
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	FULLY PAID

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? *If the additional securities do not rank equally, please state:* • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	$0.50 (50 CENTS)
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	EXERCISE OF QUOTED OPTIONS EXPIRY DATE: 30/11/2001
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23 OCTOBER 2001: 3,333 SHARES 26 OCTOBER 2001: 1,666 SHARES 6 NOVEMBER 2001: 20,664 SHARES 12 NOVEMBER 2001: 167,749 SHARES 16 NOVEMBER 2001: 194,483 SHARES 20 NOVEMBER 2001: 148,954 SHARES

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
30,633,029	ORDINARY SHARES
5,170,558	OPTIONS

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
3,224,560	ORDINARY SHARES
7,032,933	OPTIONS

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	NOT APPLICABLE – EARLY STAGE BIOTECHNOLOGY COMPANY

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents *Note: Security holders must be told how their entitlements are to be dealt with.* Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	

23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	
40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 20 November 2001
Director

Print name: DEBORAH RATHJEN

== == == == ==

02 SEP 11 AM 10:56

NOTICE OF DIRECTOR'S INTERESTS

Section 205G of the Corporations Law[1]

To: Australian Stock Exchange Limited ("ASX")
Company Announcements Office
4th Floor, 20 Bridge Street
Sydney NSW
Fax No 1300 300 021

2. Updating notice

section 205G(4)

name of director	Deborah Rathjen
name of company	Bionomics Limited
date of last notification to ASX	8 August 2001
date director's interest changed	22 November 2001

3. I disclose the following information to ASX

I have a relevant interest in the following securities of the company or a related body corporate.

Section 205G(1)(a)	
Interest	**Circumstances giving rise to relevant interest**
Type of security: ordinary shares Number of securities: 70,000	Purchase of shares 22 November 2001.
Type of security: ordinary shares Number of securities: 10,000	Shares purchased August 2001.
Type of security: ordinary shares Number of securities: 10,000	Share purchased November 2000.
Type of security: options Number of securities: 1,700,000	Employment Contract dated 18 May 2000.
Section 205G(1)(b)	

[1] *This form is NOT a prescribed form. It has been prepared by ASX to assist directors. If directors elect to use this form, they should obtain their*

I have an interest in the following contracts to which I am a party or under which I am entitled to a benefit that confer a right to call for or deliver shares in, debentures of, or interests in a collective investment scheme made available by, the company or a related body corporate.

NIL

Sign here .... date 26 November 2001
Director

02 SEP 11 AM 10:51

NOTICE OF DIRECTOR'S INTERESTS

Section 205G of the Corporations Law[1]

To: Australian Stock Exchange Limited ("ASX")
Company Announcements Office
4th Floor, 20 Bridge Street
Sydney NSW
Fax No 1300 300 021

2. Updating notice

section 205G(4)

name of director	George Morstyn
name of company	Bionomics Limited
date of last notification to ASX	8 August 2001
date director's interest changed	12 November 2001

3. I disclose the following information to ASX

I have a relevant interest in the following securities of the company or a related body corporate.

Section 205G(1)(a)		
Interest		**Circumstances giving rise to relevant interest**
Type of security: Number of securities:	ordinary shares 11,067	11,067 shares issued on 12 November 2001 in lieu of one third of Director's fees
Type of security: Number of securities:	ordinary shares 62,500	Shares purchased prior to becoming a director
Type of security: Number of securities:	unlisted options 200,000	Options issued on becoming a director
Section 205G(1)(b)		
I have an interest in the following contracts to which I am a party or under which I am entitled to a benefit that confer a right to call for or deliver shares in, debentures of, or interests in a collective investment scheme made available by, the company or a related body corporate.		

Sign here ....[signature].......... Director

date 26/11/01

[1] *This form is NOT a prescribed form. It has been prepared by ASX to assist directors. If directors elect to use this form, they should obtain their own independent legal advice in relation to the form and completion of it.*

Bionomics Limited

ABN 53 075 582 740

DRAFT

02 SEP 11 AM 10:51

ASX ANNOUNCEMENT

04 DECEMBER 2001

BIONOMICS SECURES MAJOR BREAST CANCER GRANT — SUBSTANTIAL BOOST TO R&D

Bionomics Limited (ASX:BNO) today announced it had been awarded a Federal Government R&D Start Grant of $1.74 million to advance the company's research into breast cancer. The R&D Start Grant is a competitive, merit-based program granting up to 50 percent of project costs and is aimed at supporting research and development activities with high commercial potential.

The R&D Start Grant provides a significant cash injection to capitalise on the considerable progress being made in the Company's breast cancer research project. The project will build on research conducted by Bionomics' scientists working both in-house and in collaboration with the Women's and Children's hospital team in Adelaide. This work has recently identified a number of candidate tumour suppressor genes, including BNO-64, which may be involved in up to 50% of all breast cancers.

"Bionomics is seeking to build upon its expertise and success in breast cancer genomics by commercialising its gene discoveries as validated drug targets, gene-based therapies or as diagnostic indicators for the disease," said Bionomics Managing Director and Chief Executive Officer, Dr Rathjen.

"The outcomes from this project are also likely to have considerable health benefits by discovering the genetic changes responsible for the development and progression of breast cancer.

"Winning the R&D Start Grant for our breast cancer project is particularly pleasing as it follows a $224,325 grant through the Federal Government's Biotechnology Innovation Fund in August. The award of this grant also represents an external validation of the scientific quality and commercial potential of Bionomics' breast cancer program", Dr Rathjen said.

Breast cancer is a common disease affecting one in 13 Australian women who live to the age of 74 years. About one in 25 women die because of breast cancer. Worldwide, the incidence of breast cancer is rising, even after taking into account the ageing population and earlier diagnosis due to mammographic screening.

The initial products arising from the project will be intellectual property describing the genes associated with breast cancer. There are two types, genes which either suppress the development and growth of breast cancer (tumour suppressor genes), or genes which promote the growth of breast cancers (oncogenes).

The intellectual property will be developed in conjunction with pharmaceutical or other biotechnology companies for the realisation of the following products:

- Novel genes for the development of gene-based therapy of breast cancer;
- Validated drug targets for the discovery of drugs for the treatment of breast cancer; and,
- Well-characterised genes associated with breast cancer which can be used as the basis of either diagnostic or susceptibility tests for breast cancer

---

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED

Phone: 08 8367 0470
or visit the Bionomics website on www.bionomics.com.au

Bionomics Limited

ACN 075 582 740

MEDIA RELEASE
10 DECEMBER 2001

BIONOMICS SECURES GLOBAL COMMERCIALISATION SKILLS

Bionomics Limited (ASX:BNO) today appointed Francis Placanica as Vice President of Business Development in a move to further expand the Company's commercial position in global markets.

Formerly Legal Counsel for Faulding Pharmaceutical Asia Pacific, Mr Placanica's extensive commercial background in science and law will provide Bionomics with a vital combination of skill sets to successfully commercialise its innovative intellectual property portfolio, including its patent filings, covering over 230 human genes associated with epilepsy, breast cancer and angiogenesis (the growth of new blood vessels).

Bionomics Chief Executive Officer and Managing Director Dr Deborah Rathjen said Mr Placanica's appointment is a crucial step in meeting the Company's corporate objectives to compete globally in genomics research.

"Francis Placanica's appointment will enhance the Company's ability to leverage its strong scientific resources into commercialisation outcomes. His role as Vice President of Business Development will be to drive the commercialisation of our strong intellectual property base, as well as to establish additional international alliances," said Dr Rathjen.

In his role as Legal Counsel with Faulding Pharmaceutical Asia Pacific, Mr Placanica has focused on all aspects of management and leadership of legal and intellectual property issues. He has been involved in intellectual property and technology licensing, acquisition, divestment, risk management, collaborative development and commercialisation agreements with local and overseas academic and government research institutes, global pharmaceutical companies and other global partners, as well as other transactions for the commercialisation of intellectual property and technology.

Mr Placanica said he was excited to be joining Bionomics and taking on the challenge of pursuing the global commercial development opportunities available to the Company.

"I come to a biotechnology company with an excellent structure, systems and a globally competitive IP base. I'm looking forward to working with the highly regarded Bionomics team and with our current key and future stakeholders and partners in Australia, North America, Europe and elsewhere overseas to incorporate Bionomics' gene technologies in leading edge diagnostic and therapeutic treatments," said Mr Placanica.

Mr Placanica studied at the University of Adelaide and has a Bachelor of Science and a Bachelor of Laws with an Honours dissertation in the commercialisation of intellectual property and restrictive trade practices. He also has a Graduate Diploma in Legal Practice from the University of South Australia.

Prior to working with the global pharmaceutical company, F H Faulding and Co Limited, Mr Placanica's employment history included Dunhill Madden Butler Solicitors (Sydney – now PricewaterhouseCoopers Legal) and the South Australian TAB.

Mr Placanica joins Bionomics early in January 2002.

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & Managing Director
BIONOMICS LIMITED

Phone: 08 8367 0470
or visit the Bionomics website on www.bionomics.com.au

02 SEP 11 AM 10:54

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

BIONOMICS LIMITED

ACN, ARBN or ARSN

075 582 740

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY SHARES
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	FIVE MILLION ONE HUNDRED AND SEVENTY THOUSAND FIVE HUNDRED AND FIFTY EIGHT (5,170,558)
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	FULLY PAID

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	$0.50 (50 CENTS)
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	EXERCISE OF QUOTED OPTIONS EXPIRY DATE: 30/11/2001
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22 NOVEMBER 2001: 179,160 SHARES 26 NOVEMBER 2001: 277,750 SHARES 27 NOVEMBER 2001: 260,001 SHARES 28 NOVEMBER 2001: 118,163 SHARES 30 NOVEMBER 2001: 285,361 SHARES 3 DECEMBER 2001: 345,984 SHARES 4 DECEMBER 2001: 212,270 SHARES 5 DECEMBER 2001: 449,615 SHARES 6 DECEMBER 2001: 776,025 SHARES 7 DECEMBER 2001: 1,265,030 SHARES 10 DECEMBER 2001: 985,699 SHARES 11 DECEMBER 2001: 15,500 SHARES

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	35,803,587	ORDINARY SHARES

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
3,224,560	ORDINARY SHARES
7,032,933	OPTIONS

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

NOT APPLICABLE – EARLY STAGE BIOTECHNOLOGY COMPANY

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20 Names of any underwriters

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: *In the case of restricted securities, end of restriction period*

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 11 December 2001
Director

Print name: DEBORAH RATHJEN

== == == == ==

When completed send this return with the prescribed fee to ASIC, P O Box 4000, Gippsland Mail Centre VIC 3841

ASIC registered agent number

lodging party or agent name BIONOMICS LIMITED

address LEVEL 1
77 KING WILLIAM ROAD
NORTH ADELAIDE
State SA Postcode 5006

DX number and location

Telephone 08 83670470 Facsimile 08 83670467

If you employ less than 20 persons please provide an estimate of the time taken to complete this form. Include all time spent to read the instructions and provide the information.
1 hrs 0 mins

For the purpose of ascertaining if a fee concession applies as per Corporations (Fees) Regulations, please indicate if the company is one of the following:

☐ Home Unit Company ☐ Superannuation Trustee Company ☐ Non-Profit Company

Australian Securities and Investments Commission

form **316**

Annual Return of a company

Corporations Act 2001
345, 346, 347, 348

Declaration and Signature must be completed, signed and dated by a current director or secretary of the company

1. I declare that the information given on this Annual Return of 6 pages and any annexures is complete and correct at the date of signing.

2. *I declare that within the period of one month prior to lodgement of this return the directors of the company
Have
have not *(strike out whichever is not applicable)*
resolved that they are of the opinion that there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

NOTE*: Declaration (2) should be struck out entirely if the company has lodged a financial report with ASIC within the 12 month period prior to the date of lodging this return

print name JILL MASHADO capacity COMPANY SECRETARY

date 13/12/2001 sign here J. Machado

1 company name BIONOMICS LTD

Australian Company No. 075 582 740

2 Annual Return year 2001

3 registered office address LEVEL 1 NORWICH CENTRE
77 KING WILLIAM ROAD
NORTH ADELAIDE SA 5006

02 SEP 11 AM 10:54

if change of address Show the new address in the space next to the old address
date of change (d/m/y) / / if ASIC previously notified, date of notification (d/m/y/) / /

Does the company occupy the premises specified as the address of the registered office? yes ☑ no ☐

if no name of occupier

Has the occupier of the premises consented in writing to the use of the specified address as the address of the registered office of the company and not withdrawn that consent? yes ☐ no ☐

4 principal place of business 77 KING WILLIAM ROAD
NORTH ADELAIDE SA 5006

if change of address Show the new address in the space next to the old address
date of change (d/m/y) / / if ASIC previously notified, date of notification (d/m/y) / /

5 ultimate holding company

If registered in Australia show ACN or ARBN

If not registered in Australia show country of incorporation or formation

6 company officers

Carefully check all pre-printed details. If changes are necessary, **draw a line through any incorrect details.** Show the correct information in the space next to the incorrect details. The following information is required for all company officers. Each item must appear on a separate line. 1. Family name and all given names in full. (Initials are not acceptable) 2. Unit, floor, building name, street number and name. 3. Suburb/city, state and postcode. The address for company officers should be the usual	residential address unless otherwise provided under s205D. 4. If born in Australia - date of birth and city/town and state of birth. If not born in Australia - date of birth and city/town and country of birth. 5. Office held and date of appointment. For alternate directors, also include the director/s for whom they are alternate and the cessation date/s if known. The cessation date/s can be future date/s.	**Changes** If changing an officer's name or address, include the date the change occurred. If adding or ceasing an officer, show the date of appointment, cessation or resignation. If ASIC has already been notifed of the changes, include the date of notification.

AINSWORTH, ERIC FRASER
31 WOOD ST
MILLSWOOD SA 5034
05/02/1946 COOTAMUNDRA NSW
DIRECTOR 02/02/1998

HENNEY, CHRISTOPHER SCOT
1620 LAKE WASHINGTON BLVDE
SEATTLE USA
04/02/1941 WARWICKSHIRE WA
DIRECTOR 02/02/1998

MADDERN, PETER HARRY
55 PALMERSTON ROAD
UNLEY SA 5061
12/03/1960 ADELAIDE SA
DIRECTOR 03/08/2000

MASHADO, JILL MARY
7 IRONBARK AVENUE
FLAGSTAFF HILL SA 5159
27/12/1966 BARNSLEY UNITED KINGDOM
SECRETARY 13/03/2001

MORSTYN, GEORGE
962 BRIGHTSTAR ST
THOUSAND OAKS CALIFORNIA UNITED STATES OF AMERICA
28/12/1950 SIEMIANOWICE POLAND
DIRECTOR 08/08/2001

RATHJEN, DEBORAH ANN
86 KINGFISHER CIRCUIT
FLAGSTAFF HILL SA 5159
19/09/1957 BROKEN HILL NSW
DIRECTOR 21/06/2000

****

7 issued shares and options

class code	description, full title of share
ORD	ORDINARY SHARES

	shares			options
class code	total number issued	total amount paid	total amount unpaid	number of unissued shares subject to options
ORD	~~29353863~~	~~13132007.00~~	~~0.00~~	~~12231172~~
	39,028,147	20,102,664	0.00.	7,032,933.

8 list of members (shareholders)

Apart from companies limited by guarantee only, and some transferring financial institutions, all companies are required to provide the details of the top 20 members of each class.

Provide the ACN or ARBN of the member if applicable.

If details of the members were recorded on the ASIC database from the last Annual Return these details will be printed below. Add full details of any new or unlisted members after the printed information.

If the member details for the listed shares have changed, draw a line through the name and address and show the new information next to the printed information

A member who holds shares on behalf of another person or corporation is **not the beneficial owner** of the shares (show 'N')

member's full name and address or name and address of executor/s where applicable	class code (from item 7)	total number of shares held	Are shares fully paid? (Y/N)	Are shares beneficially owned (Y/N)
BIONOMICS INVESTMENTS PTY LTD A.C.N./A.R.B.N: 090 422 209 TAYLOR COLLISON LIMITED LEVEL 2 12 PIRIE ST ADELAIDE SA 5000	ORD	1473335	Y	Y
ANZ NOMINEES LIMITED A.C.N./A.R.B.N: 005 357 568 GPO BOX 2842AA MELBOURNE VIC 3001	ORD	1465000	Y	Y
PERPETUAL TRUSTEES VICTORIA LIMITED A.C.N./A.R.B.N: 004 027 258 LEVEL 19 1-7 CASTLEREAGH ST SYDNEY NSW 2000	ORD	1248870	Y	Y
PERPETUAL TRUSTEE COMPANY LIMITED A.C.N./A.R.B.N: ____________ 33-39 HUNTER ST SYDNEY NSW 2000	ORD	700000	Y	Y

REFER ANNEXURE "A"

8 list of members (shareholders) (continued)

Apart from companies limited by guarantee only, and some transferring financial institutions, all companies are required to provide the details of the top 20 members ofeach class.

Provide the ACN or ARBN of the member if applicable.

If details of the members were recorded on the ASIC database from the last Annual Return these details will be printed below. Add full details of any new or unlisted members after the printed information.

If the member details for the listed shares have changed, draw a line through the name and address and show the new information next to the printed information

A member who holds shares on behalf of another person or corporation is **not the beneficial owner** of the shares (show 'N')

member's full name and address or name and address of executor/s where applicable	class code (from item 7)	total number of shares held	Are shares fully paid? (Y/N)	Are shares beneficially owned (Y/N)
MADDERN, PETER 55 PALMERSTON ROAD UNLEY SA 5061	ORD	555750	Y	Y
SANDHURST TRUSTEES LIMITED A.C.N./A.R.B.N: 004 030 737 LEVEL 1 410 COLLINS ST MELBOURNE VIC 3000	ORD	514776	Y	Y
CITICORP NOMINEES PTY LTD A.C.N./A.R.B.N: 000 809 030 GPO BOX 764G MELBOURNE VIC 3001	ORD	501380	Y	Y
STARWIDE INVESTMENTS PTY. LTD. A.C.N./A.R.B.N: 008 125 997 16 EINSTEIN DRIVE GOLDEN GROVE SA 5125	ORD	430666	Y	Y
I E PROPERTIES PTY LTD A.C.N./A.R.B.N: 001 303 313 403-405 ENMORE ROAD MARRICKVILLE NSW 2204	ORD	425467	Y	Y
AMRAV PTY LTD A.C.N./A.R.B.N: 081 578 403 34 HASTINGS ROAD WARRAWEE NSW 2074	ORD	322000	Y	Y
BIOTECHNOLOGY INVESTMENTS LIMITED A.C.N./A.R.B.N: ________ PO BOX 58 ST JULIANS COURT ST PETER PORT GUERNSEY CHANNEL ISLES GY13BP CHANNEL ISLES	ORD	315000	Y	Y

REFER ANNEXURE 'A'

Date: 22/11/2001 Print number: 5046

8 list of members (shareholders) (continued)

Apart from companies limited by guarantee only, and some transferring financial institutions, all companies are required to provide the details of the top 20 members ofeach class.

Provide the ACN or ARBN of the member if applicable.

If details of the members were recorded on the ASIC database from the last Annual Return these details will be printed below. Add full details of any new or unlisted members after the printed information.

If the member details for the listed shares have changed, draw a line through the name and address and show the new information next to the printed information

A member who holds shares on behalf of another person or corporation is **not the beneficial owner** of the shares (show 'N')

member's full name and address or name and address of executor/s where applicable	class code (from item 7)	total number of shares held	Are shares fully paid? (Y/N)	Are shares beneficially owned (Y/N)
MAMBAT PTY. LTD. A.C.N./A.R.B.N: 008 203 450 GPO BOX 4261 SYDNEY NSW 2001	ORD	311827	Y	Y
BASS EQUITIES FUND NO.1 PTY LTD A.C.N./A.R.B.N: 006 841 630 C/- JAWCAMB AUSTRALIA PTY LTD LEVEL 3 350 COLLINS ST MELBOURNE VIC 3000	ORD	300000	Y	Y
TEKITE PTY LTD A.C.N./A.R.B.N: __________ PO BOX 615 BALGOWLAH NSW 2093	ORD	290000	Y	Y
TAYLOR COLLISON LIMITED A.C.N./A.R.B.N: 008 172 450 LEVEL 2 12 PIRIE ST ADELAIDE SA 5000	ORD	250001	Y	Y
FORTIS CLEARING SYDNEY NOMINEES PTY LIMITED A.C.N./A.R.B.N: 082 012 762 ANZ MEESPIERSON CLEARING SERVICES SUITE 1101 LEVEL 11 5 ELIZABETH ST SYDNEY NSW 2000	ORD	240000	Y	Y
HENNEY, CHRISTOPHER 1620 LAKE WASHINGTON BOULEVARD SEATTLE WA 98122 UNITED STATES OF AMERICA	ORD	200000	Y	Y
THE UNIVERSITY OF MELBOURNE A.C.N./A.R.B.N: __________ GRATTAN ST PARKVILLE NSW 2337	ORD	200000	Y	Y

"REFER ANNEXURE A"

8 list of members (shareholders) (continued)

Apart from companies limited by guarantee only, and some transferring financial institutions, all companies are required to provide the details of the top 20 members ofeach class.

Provide the ACN or ARBN of the member if applicable.

If details of the members were recorded on the ASIC database from the last Annual Return these details will be printed below. Add full details of any new or unlisted members after the printed information.

If the member details for the listed shares have changed, draw a line through the name and address and show the new information next to the printed information

A member who holds shares on behalf of another person or corporation is **not the beneficial owner** of the shares (show 'N')

member's full name and address or name and address of executor/s where applicable	class code (from item 7)	total number of shares held	Are shares fully paid? (Y/N)	Are shares beneficially owned (Y/N)
LINSLEY & CO PTY LTD A.C.N./A.R.B.N: 082 781 299 SUITE 301 LEVEL 3 185 ELIZABETH ST SYDNEY NSW 2000	ORD	172700	Y	Y
WOBBLY INVESTMENTS PTY LTD A.C.N./A.R.B.N: 078 863 984 C/- TAYLOR COLLISON LTD LEVEL 2 12 PIRIE ST ADELAIDE SA 5000	ORD	171827	Y	Y

**** Please add any new members under this line. ****

REFER ANNEXURE A

Date: 22/11/2001 Print number: 5046

This is Annexure A, of three pages, of the Annual Return of Bionomics Limited, detailing item 8 – list of members.

Member's full name and address Or name and address of executor/s	class code	total number shares held	fully paid	beneficially owned
Bionomics Investments Pty Ltd A.C.N. 090 422 209 C/- Taylor Collison Limited Level 2 12 Pirie Street Adelaide SA 5000	ORD	1,473,335	Y	N
ANZ Nominees Limited GPO Box 2842AA Melbourne Vic 3001	ORD	1,465,000	Y	N
BNP Paribas Equities (Australia) Ltd GPO Box 883 Sydney NSW 1041	ORD	1,100,000	Y	N
Perpetual Trustee Company Limited GPO BOX 5106 Sydney NSW 2001	ORD	1,000,000	Y	N
Queensland Investment Corporation C/- National Nominees Limited GPO Box 2242 Brisbane Qld 4001	ORD	757,818	Y	N
Maddern, Peter Harry 55 Palmerston Road North Unley SA 5061	ORD	576,457	Y	Y
Citicorp Nominees Pty Ltd GPO Box 764G Melbourne Vic 3001	ORD	563,880	Y	N
Ladies Own SDN Berhad 178-A Beach Street Penang 10300 Malaysia	ORD	500,000	Y	N
National Nominees Limited GPO Box 1406M Melbourne Vic 3001	ORD	362,980	Y	N

Member's full name and address Or name and address of executor/s	class code	total number shares held	fully paid	beneficially owned
Amrav Pty Ltd A.C.N. 081 578 403 34 Hastings Road Warrawee NSW 2074	ORD	352,000	Y	Y
Guardian Trust Australia Ltd GPO Box 469 Sydney NSW 2001	ORD	350,000	Y	N
Biotechnology Investments Limited PO Box 58 St Julians Court St Peter Port Guernsey Channel Isles GY1 3BP	ORD	315,000	Y	N
Mambat Pty Ltd A.C.N. 008 203 450 GPO Box 4261 Sydney NSW 2000	ORD	311,827	Y	Y
Starwide Investments Pty Ltd 16 Einstein Drive Golden Grove SA 5125	ORD	277,666	Y	Y
J.C. Betar Pty Limited 8 Selwyn Street Pymble NSW 2073	ORD	260,000	Y	Y
Taylor Collison Limited A.C.N. 008 172 540 Level 2 12 Pirie Street Adelaide SA 5000	ORD	250,001	Y	N
Mirrabooka Investments Limited Investment Portfolio Account GPO Box 2114S Melbourne Vic 3001	ORD	250,000	Y	N
Henney, Christopher 1620 Lake Washington Boulevard Seattle WA 98122 USA	ORD	241,529	Y	Y
Mr Bruce Clayton Bird PO Box 192 Mona Vale NSW 2103	ORD	200,000	Y	Y

Member's full name and address Or name and address of executor/s	class code	total number shares held	fully paid	beneficially owned
Mr Ross Donald Smyth Kirk 10 Wonga Road Cremorne NSW 2090	ORD	200,000	Y	Y

Print name: JILL MASHADO **Capacity:** COMPANY SECRETARY

Date: 13/12/2001 **Sign here:** J. Mashado

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

BIONOMICS LIMITED

ACN, ARBN or ARSN

075 582 740

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	

23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☑ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	THREE MILLION TWO HUNDRED AND TWENTY FOUR THOUSAND FIVE HUNDRED AND SIXTY (3,224,560)
39	Class of +securities for which quotation is sought	ORDINARY SHARES
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

SHARES RELEASED FROM ESCROW HAVING BEEN RESTRICTED SECURITIES FOR A PERIOD OF TWENTY FOUR MONTHS ENDED 22 DECEMBER 2001

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
39,028,147	ORDINARY SHARES

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 8 January 2002
Director

Print name: DEBORAH RATHJEN

== == == == ==

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Bionomics Limited
ABN: 53 075 582 740

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Christopher Henney
Date of appointment	28 February 1998

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
300,000 Unlisted Options 241,529 Listed Ordinary Shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Bionomics Limited
ABN: 53 075 582 740

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Deborah Ann Rathjen
Date of appointment	21 June 2000

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
1,700,000 Unlisted Options 90,000 Listed Ordinary Shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

02 SEP 11 AM 11:05

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Bionomics Limited	
ABN: 53 075 582 740	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Eric Fraser Ainsworth
Date of appointment	29 June 1998

Part 1 - Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
1,000,000 Unlisted Options 46,994 Listed Ordinary Shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
JE Ainsworth (purchased at IPO) MJ Ainsworth (purchased at IPO) CA Ainsworth (purchased at IPO)	2,500 Listed Ordinary Shares 2,500 Listed Ordinary Shares 57,000 Listed Ordinary Shares

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

02 SEP 11 AM 11:05

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Bionomics Limited
ABN: 53 075 582 740

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	George Morstyn
Date of appointment	8 August 2001

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
200,000 Unlisted Options 73,567 Listed Ordinary Shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Bionomics Limited	
ABN: 53 075 582 740	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Harry Maddern
Date of appointment	4 October 1996

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
300,000 Unlisted Options 576,457 Listed Ordinary Shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

BIONOMICS LIMITED

ACN, ARBN or ARSN

075 582 740

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	OPTIONS
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	TWENTY FIVE THOUSAND (25,000)
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	EXERCISE PRICE: $0.79 EXPIRY DATE: 1 JANUARY 2007

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	NIL
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	ISSUED TO PROFESSOR ASHLEY DUNN, NEWLY APPOINTED SCIENTIFIC ADVISORY BOARD MEMBER.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21 JANUARY 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
39,028,147	ORDINARY SHARES

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
7,057,933	OPTIONS

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

NOT APPLICABLE – EARLY STAGE BIOTECHNOLOGY COMPANY

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 21 January 2002
Company Secretary

Print name: JILL MASHADO

== == == == ==

02 SEP 11 AM 11:05

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000.

Name of entity

BIONOMICS LIMITED

ACN or ARBN	Quarter ended ("current quarter")
075 582 740	**31 DECEMBER 2001**

Consolidated statement of cash flows

			Current quarter $A'000	Year to date (6 months) $A'000
Cash flows related to operating activities				
1.1	Receipts from customers		-	-
1.2	Payments for	(a) staff costs	(285)	(545)
		(b) advertising and marketing	(27)	(77)
		(c) research and development	(612)	(1,425)
		(d) leased assets	-	-
		(e) other working capital	(248)	(569)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		49	142
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other (GST Refund)		180	259
	(R&D Start Grant Income)		109	163
	Reimbursement of Costs		-	4
	Net operating cash flows		(834)	(2,048)

		Current quarter $A'000	Year to date (6 months) $A'000
1.8	Net operating cash flows (carried forward)	**(834)**	**(2,048)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of: (a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(23)	(974)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of: (a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (reimbursement of cost)	-	-
	Net investing cash flows	(23)	(974)
1.14	**Total operating and investing cash flows**	(857)	(3,022)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	2,854	3,248
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (capital raising costs)	(144)	(155)
	Net financing cash flows	2,710	3,093
	Net increase (decrease) in cash held	1,853	71
1.21	Cash at beginning of quarter/year to date	8,048	9,830
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	9,901	9,901

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	149
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Consists of remuneration paid to directors.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	135	131
4.2	Deposits at call	9,766	7,917
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	9,901	8,048

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date: 21 January 2001
Company Secretary

Print name: **JILL MASHADO**

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

Hybrigen

02 SEP 11 Bionomics Limited

FOR IMMEDIATE RELEASE
January 30, 2002

For More Information, Contact:
Hybrigen, Inc.
Dr. David Edwards, President and CEO – 214-678-9240
Marcus Jeffry Miller, V.P. Business Development – 817-657-7838
Bionomics Limited
Dr. Deborah Rathjen, CEO and Managing Dir. – +61 (8) 8367 0474
Francis Placanica, V.P. Business Development -+61 (8) 8367 0470

HYBRIGEN, INC. AND BIONOMICS LIMITED EXPAND DRUG TARGET DISCOVERY ALLIANCE

- The Two Companies to Collaborate on Novel Angiogenesis Target -

Dallas, Texas and Adelaide, Australia, January 30, 2002 – Hybrigen, Inc. and Bionomics Limited (ASX: BNO) announce they have expanded their collaboration to discover drug targets to include a novel target identified by Bionomics in its angiogenesis project. Angiogenesis is the process that controls the formation of new blood vessels.

This second research and development collaboration between Hybrigen and Bionomics follows the initial drug target discovery program based on multiple proprietary genes identified and patented by Bionomics from its breast cancer project. The two companies will co-own the drug targets developed in this program and intend to form a new entity to commercialize discoveries made during the collaboration.

Angiogenesis is a critical process involved in many major diseases such as cancer, chronic inflammatory diseases and eye diseases. Industry estimates suggest that diseases that may be treated by angiogenesis-based therapies encompass 20 percent of the US$322 billion global pharmaceuticals market.

In May 2001 Bionomics Limited secured worldwide rights to a comprehensive set of genes involved in angiogenesis. These genes were identified by a novel molecular and cell biological method devised by a team of scientists at the Hanson Centre for Cancer Research in Adelaide's Institute of Medical and Veterinary Science. To date, approximately 180 genes have been identified in Bionomics' angiogenesis project. Of these, some 30 genes are novel, illustrating the power of Bionomics gene discovery technologies.

David Edwards, M.D., Ph.D., President and CEO of Hybrigen said, "We are excited about the expansion of our collaboration with Bionomics. Bionomics has discovered some unique angiogenesis targets that have real potential for further discoveries. The expansion of the agreement demonstrates that Hybrigen's proteomic technologies are unsurpassed in discovering novel drug targets through protein-protein interactions."

Bionomics CEO and Managing Director Dr Deborah Rathjen said, "The pharmaceutical industry is particularly interested in angiogenesis research because of the significant commercial potential. Bionomics has a comprehensive platform for gene discovery in this exciting field. Hybrigen's technologies for rapid validation of disease pathways are synergistic and complementary with those of Bionomics, and we are pleased to be expanding our alliance with Hybrigen to include this novel angiogenesis target."

Hybrigen's HybrEXCEL™ Interaction Hybrid Systems are breakthrough proteomic technologies that feature a continuously adjustable system for the detection of protein interactions. HybrEXCEL can quickly move through a disease pathway without being diverted by large amounts of false data and without missing critical interactors. Hybrigen's TriACT™ Library System improves the construction of libraries for use in drug target discovery. By

providing every available part of every drug target that should be in the library, TriACT allows Hybrigen to complete the story for essentially any Protein Interaction Network previously left unfinished by competing technologies.

Bionomics has exclusive access to well-defined clinical material and comprehensive clinical information databases for its disease gene discovery programs. Disease associated genes are identified using a comprehensive set of discovery tools including genotyping, linkage analysis, positional cloning, high throughput mutation analysis and bioinformatics. Functional characterization of genes of interest is carried out using cell based assay systems and animal models of the disease process.

About Hybrigen, Inc.

Headquartered in Dallas, Texas, Hybrigen, Inc. is a privately-held biotechnology Company that has developed and commercialized proprietary proteomic platform technologies that dramatically accelerate the precise identification and characterization of high-value drug targets. Using these technologies, Hybrigen succeeds at discovering drug targets that are not found with other genomic and proteomic systems.

About Bionomics Limited.

Bionomics Limited is an ASX listed biotechnology company based in Adelaide, Australia. The core business is genomics with a research focus on the discovery of genes associated with serious medical conditions. Bionomics has chosen to concentrate its initial research in the areas of breast cancer, epilepsy and angiogenesis (a critical process involved in serious diseases such as cancer, chronic inflammatory diseases and eye diseases). These diseases are in need of improved medical treatments and represent large potential markets for new drugs, diagnostics and gene therapies. Importantly, Bionomics has exclusive access to clinical material and clinical insights, which in combination with its platform of core technologies, provides a powerful way to facilitate rapid disease gene discovery and positions the Company as a world leader within its areas of expertise.

For More Information, Please Visit Hybrigen's Web Site at www.hybrigen.com and Bionomics' Web Site at www.bionomics.com.au.

The information provided in this Press Release contains forward-looking statements that reflect the view of Hybrigen's and Bionomics' management. Although management believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Important factors that could cause results to differ include development of alternate technologies, the ability to hire and keep qualified scientific personnel and the ability to raise sufficient funds. The forward-looking statements contained herein reflect the current views of the Company's management and the Company assumes no obligation to update the forward-looking statements nor to update the reasons that actual results could differ from those contemplated by such forward-looking statements.

-END-

ACV440

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Bionomics Limited
ABN: 53 075 582 740

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	George Morstyn
Date of last notice	8 January 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	21 February 2002
No. of securities held prior to change	200,000 Unlisted Options 73,567 Listed Ordinary Shares
Class	As Above
Number acquired	70,000 Ordinary Shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Purchased on market 70,000 ordinary shares @ $0.3556 (US)
No. of securities held after change	200,000 Unlisted Options 143,567 Listed Ordinary Shares

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchase

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Bionomics Limited	
ABN: 53 075 582 740	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Deborah Rathjen
Date of last notice	8 January 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	28 February 2002
No. of securities held prior to change	1,700,000 Unlisted Options 90,000 Listed Ordinary Shares
Class	As Above
Number acquired	10,000 Listed Ordinary Shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Purchased on market 69 cents
No. of securities held after change	1,700,000 Unlisted Options 100,000 Listed Ordinary Shares

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchase

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

ASIC registered agent number

203 page 1/1 15 July 2001

lodging party or agent name: BIONOMICS LIMITED.
office, level, building name or PO Box no.
street number & name: 31 DALGLEISH STREET
suburb/city: THEBARTON state/territory: SA postcode: 5031
telephone: (08) 83546100
facsimile: (08) 8354 6199
DX number suburb/city

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

form 203

Corporations Act 2001
100(1)(b), (c) & (d), 142(2), 145(3), 146, 601CT, 601CV

Notification of change of office hours or address of one or more corporations

type of corporation (tick one box) ☑ company ☐ foreign company ☐ registered Australian body

Corporation name: BIONOMICS LIMITED
A.C.N. or A.R.B.N.: 075 582 740

Type of change

(tick boxes which apply)

☐ **change of office hours (other than Pty Co)**

☑ **change of registered office in Australia**
registered office in Australia of a single corporation or a number of corporations having the same new address and a common director (or equivalent), secretary or agent

☑ **change of principal place of business in Australia**

☐ **change of office in place of incorporation**
registered office or principal place of business in the place of origin of a foreign company or registered Australian body

name of corporations(s) affected (List multiple companies with common officeholder here - if insufficient space, provide annexure)	A.C.N. or A.R.B.N.
BIONOMICS LIMITED	075 582 740

New office hours

(other than Pty Co)

date of change (d/m/y) / /

(a) ☐ Registered office is open to the public each business day from at least 10 am to 12 noon and 2 pm to 4 pm (145(1)(a) & 601CT)

(b) ☐ Registered office is open to the public each business day for at least 3 hours between 9 am and 5 pm (145(1)(b) & (2) & 601CT).

if (b), insert hours open am/pm close am/pm

New registered office

AS AT 11/03/02.

(At office of) C/-

unit or office level building name: BIONOMICS LIMITED.
street number & name: 31 DALGLEISH STREET
suburb/city: THEBARTON state/territory: S.A. postcode: 5031.
country (if not Australia)
date of change (d/m/y) / / *For the purpose of serving documents on the corporation(s) the effective date of the new address will be 7 days after this notification is lodged or whatever later date you nominate at 'date of change'.*

Does the company occupy these premises? ☑ YES ☐ NO

if NO, name of occupier

occupier's consent (Tick box to assent to statement required by subsection 100(1)(d).)
☐ *The occupier of the premises has consented in writing to the use of the specified address as the address of the registered office of the company and has not withdrawn that consent.*

New principal place of business

unit or office level building name: BIONOMICS LIMITED.
street number and name: 31 DALGLEISH STREET
suburb/city: THEBARTON state/territory: S.A. postcode: 5031
date of change (d/m/y): 11/03/2002

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

Signature

I certify that the information in this form is true and complete.

print name: JILL MACHADO capacity: CO SECRETARY

Bionomics Limitec

ABN 53 075 582 740

02 SEP 11 AM 11:05

ASX NOTIFICATION

6 MARCH 2002

CHANGE OF ADDRESS, TELEPHONE NUMBER AND FACSIMILE NUMBER OF BIONOMICS LIMITED REGISTERED OFFICE AND PRINCIPAL PLACE OF BUSINESS

- Bionomics (ASX; BNO) wishes to advise, pursuant to Listing Rule 3.14, that effective from 11 March 2002 the Company's offices are as follows:

  Address
  Bionomics Limited
  31 Dalgleish Street
  Thebarton SA 5031

  Telephone Number
  (08) 8354 6100

  Facsimile Number
  (08) 8354 6199

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
PHONE: 08 8354 6100

MRS JILL MASHADO
COMPANY SECRETARY
BIONOMICS LIMITED
PHONE: (08) 8354 6100

or visit the Bionomics website on www.bionomics.com.au

BIONOMICS LIMITED - ABN 53 075 582 740

DIRECTORS' REPORT

02 SEP 11

Your directors present their report on the financial statements of Bionomics Limited ("Bionomics") for the half-year ended 31 December 2001.

DIRECTORS

The following persons were directors of Bionomics during the whole of the half-year and up to the date of this report:

Fraser Ainsworth
Christopher Henney
Peter Maddern
Deborah Rathjen

George Morstyn was appointed a director on 8 August 2001 and continues in office at the date of this report.

Warren Kinston was a director from the beginning of the half-year until his retirement on 8 November 2001.

REVIEW OF OPERATIONS

Financial

In the half-year ended 31 December 2001 the Company incurred an operating loss of $1,658,012 in line with expectations. Cash inflows for the half-year were $4.2 million and cash outflows were $4.1 million, resulting in an increase of cash on hand over the period of $0.1 million. Our cash position at 31 December 2001 was $9.9 million compared with $9.8 million at 30 June 2001.

Research & Development

The second half of calendar year 2001 was marked by a number of significant advances in the Company's gene discovery projects.

Epilepsy Project

Progress in the epilepsy project to date has enabled Bionomics to develop a new paradigm for the discovery of potentially more specific and effective drugs to treat epilepsy based on ion channel defects associated with the condition. The Company has underpinned this knowledge through the filing of key patent applications, which will form the basis of future commercialisation of our epilepsy gene discoveries. Much of this work has been supported by an R & D Start Grant from the Federal Government, awarded to Bionomics in December 2000.

Breast Cancer Project

Bionomics' breast cancer project is currently receiving the benefit of two strategic technology alliances and two Federal Government grants. In June 2001 Bionomics put in place a strategic alliance with Ozgene Pty Ltd, a leading Australian drug target validation and functional genomics company which will provide Bionomics with breast cancer gene knock-out mice, providing important validation and potential drug development tools. Since establishing our relationship with Ozgene we have

subsequently formed a second technology alliance with Hybrigen Inc., a privately held company based in Dallas, Texas, to collaborate in the discovery of additional drug targets in breast cancer, focussed initially on Bionomics genes BNO1 and TSG18. This alliance is an important first international relationship for Bionomics, which is in line with Bionomics business objective of establishing alliances which enhance the competitive advantage of the Company within the genomics sector of the biotechnology industry.

In August 2001 Bionomics received funding in the first tranche of the Federal Government's new Biotechnology Innovation fund scheme. This was followed by the award of a $1.74 million R & D Start Grant in December 2001. These grants will enable the Company to fast track the identification and validation of breast cancer drug targets and tumour suppressor genes through the use of proteomics and antisense technologies.

The Company has developed an extensive patent portfolio covering genes on human chromosome 16 which may be associated with breast and other cancers as well as a gene on chromosome 18.

On 3 September 2001 Bionomics announced that it had made a significant breakthrough in its breast cancer project with the finding that a candidate breast cancer tumour suppressor gene code named BNO 64 is implicated in the development of approximately 50% of breast cancers, suggesting that BNO64 is a major breast cancer tumour suppressor gene. A crucial research milestone was achieved with the demonstration that BNO 64 blocks breast cancer cell growth.

Angiogenesis Project

Angiogenesis is the process which controls the formation of new blood vessels and it is a critical process involved in the progression of serious diseases such as cancer and rheumatoid arthritis.

The discovery of genes associated with angiogenesis and their validation as drug targets presents a number of significant commercial opportunities for the Company.

The angiogenesis project, which was initiated in May 2001, has made rapid progress, with Bionomics' patent filings now covering some 137 genes associated with the process identified to date. Thirty-two of these genes are novel. This progress illustrates the power of the approach utilised by our collaborators at the Hanson Institute in Adelaide's Institute of Medical and Veterinary Science.

On 30 January 2002 our alliance with Hybrigen Inc was expanded to cover a novel gene regulator of angiogenesis.

Research Facility

Construction of Bionomics' Research Facility is now complete and handover occurred on 1 March 2002. The Company entered into a Deferred Purchase Agreement with the Industrial and Commercial Premises Corporation, a South Australian Government Agency and paid a 15% deposit ($940,560) on 11 September 2001. The South Australian State Government has offered an attractive facilitation package to the Company to offset a portion of the costs involved, the terms of which are protected by a confidentiality agreement.

Business Development

The Company has pursued a vigorous strategy for the commercialisation of its Intellectual Property. Much of this activity has been focussed in the Northern Hemisphere and included presentations of the Company at key scientific and business meetings.

The Company is currently engaged in a number of discussions regarding commercialisation of its gene discoveries, including advanced discussions with a global pharmaceutical company.

New Appointments

Key management and scientific appointments have recently been announced. These include Mr Francis Placanica (Vice-President of Business Development), Dr David Callen (Head of Genomics) and Dr Gabriel Kremmidiotis (Head of Bioinformatics). These appointments significantly strengthen the commercialisation skills and internal scientific capabilities of the Company

Professor Ashley Dunn was appointed to Bionomics' Scientific Advisory Board on 8 November 2001. Professor Dunn is Associate Director of the Ludwig Institute for Cancer Research in Melbourne and his distinguished career spans over 38 years in the fields of molecular biology, blood cell formation (haemopoiesis), growth factors and cancer research.

Rounding of amounts

The Company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission, relating to the "rounding off" of amounts in the directors' report. Amounts in the directors' report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

We look forward to continuing the development of our science and our Company during the forthcoming half-year period and beyond.

This report is made in accordance with a resolution of the directors.

Dated at Adelaide this 6th day of March 2002.

Director

Director

BIONOMICS LIMITED - ABN 53 075 582 740

STATEMENT OF FINANCIAL PERFORMANCE
FOR THE HALF-YEAR ENDED 31 DECEMBER 2001

	Notes	2001 $	2000 $
Revenue from operating activities	4	1,020,923	211,610
Total revenue from ordinary activities		1,020,923	211,610
Depreciation and amortisation expenses		154,789	100,870
Research and Development expenses		1,692,109	748,543
Other expenses from ordinary activities		832,037	767,214
Loss from ordinary activities before income tax expense		(1,658,012)	(1,405,017)
Income tax expense		-	-
Loss from ordinary activities after income tax expense		(1,658,012)	(1,405,017)

	Cents	Cents
Basic earnings per share	(4.8)	(5.2)
Diluted earnings per share	(3.8)	(2.5)

The above statement of financial performance should be read in conjunction with the accompanying notes.

BIONOMICS LIMITED - ABN 53 075 582 740

STATEMENT OF FINANCIAL POSITION
AS AT 31 DECEMBER 2001

	Notes	December 2001 $	June 2001 $
CURRENT ASSETS			
Cash at bank and on hand		9,904,138	9,829,934
Receivables		670,853	84,686
Other		99,940	49,150
TOTAL CURRENT ASSETS		10,674,931	9,963,770
NON-CURRENT ASSETS			
Property, Plant and Equipment		624,705	723,724
Other		940,560	-
Intangibles		120,510	141,777
TOTAL NON-CURRENT ASSETS		1,685,775	865,501
TOTAL ASSETS		12,360,706	10,829,271
CURRENT LIABILITIES			
Payables		415,492	153,828
Other		224,638	438,492
TOTAL CURRENT LIABILITIES		640,130	592,320
NON-CURRENT LIABILITIES			
Payables		50,000	50,000
Other		-	-
TOTAL NON-CURRENT LIABILITIES		50,000	50,000
TOTAL LIABILITIES		690,130	642,320
NET ASSETS		11,670,576	10,186,951
SHAREHOLDERS' EQUITY			
Contributed Equity		18,947,738	15,806,101
Retained profits (Accumulated losses)	3	(7,277,162)	(5,619,150)
TOTAL SHAREHOLDERS' EQUITY		11,670,576	10,186,951

The above statement of financial position should be read in conjunction with the accompanying notes.

BIONOMICS LIMITED - ABN 53 075 582 740

STATEMENT OF CASH FLOWS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2001

	Notes	2001 $ Inflows (Outflows)	2000 $ Inflows (Outflows)
Cash flows from operating activities			
Grants received		235,960	-
Payments to suppliers and employees (inclusive of goods and services tax)		(2,421,392)	(1,485,887)
Interest received		142,246	159,141
Interest paid		-	-
Net cash (outflow) from operating activities		(2,043,186)	(1,326,746)
Cash flows from investing activities			
Payments for purchases of plant and equipment		(975,063)	(167,719)
Net cash (outflow) from investing activities		(975,063)	(167,719)
Cash flows from financing activities			
Proceeds from share issue		3,247,870	5,025,366
Share issue expenses		(155,417)	(250,010)
Net cash inflow from financing activities		3,092,453	4,775,356
Net increase in cash held		74,204	3,280,891
Cash at the beginning of the reporting period		9,829,934	4,537,280
Cash at the end of the reporting period		9,904,138	7,818,171
Non-cash financing activities	5		

The above statement of cash flows should be read in conjunction with the accompanying notes.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED 31 DECEMBER 2001

NOTE 1: Basis of Preparation of Half-Year Financial Statements

These general purpose financial statements for the half-year ended 31 December 2001 have been prepared in accordance with Accounting Standard AASB 1029: Interim Financial Reporting, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views), other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001. It is recommended that this report should be read in conjunction with the Annual Report for the year ended 30 June 2001 and any public announcements made by Bionomics Limited during the half-year in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding half-year.

Other than as described in the Directors' Report, no events of a material nature have occurred subsequent to balance date.

NOTE 2: Segment Information

Bionomics Limited, which operates solely in Australia, conducts research and development on the genetic basis of human diseases.

NOTE 3: Accumulated Losses

	December 2001 $	December 2000 $
Accumulated losses at the beginning of the half-year	(5,619,150)	(2,339,898)
Net loss attributable to members of Bionomics Limited	(1,658,012)	(1,405,017)
Accumulated losses at the end of the half-year	(7,277,162)	(3,744,915)

NOTE 4: Individually Significant Items

	2001 $	2000 $
Facilitation Package	560,000	-

NOTE 5: Non-Cash Financing Activities

	2001 $	2000 $
Directors' fees satisfied by the issue of shares	49,185	69,613

BIONOMICS LIMITED - ABN 53 075 582 740

DIRECTORS' DECLARATION

The directors declare that the financial statements and notes set out on pages 4 to 7:

(a) comply with Accounting Standards, the Corporations Regulations and other mandatory professional reporting requirements, and

(b) give a true and fair view of the Company's financial position as at 31 December 2001 and of its performance, as represented by the results of its operations and its cash flows, for the half year ended on that date.

In the directors' opinion there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

Dated at Adelaide this 6th day of March 2002.

[signature]

Director

[signature]

Director

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

91 King William Street
ADELAIDE SA 5000
GPO Box 418
ADELAIDE SA 5001
DX 77 Adelaide
Australia
Web www.pwcglobal.com/au
Telephone +61 8 8218 7000
Facsimile +61 8 8218 7999

Independent Review Report to the Members of Bionomics Limited

Scope

We have reviewed the financial report of Bionomics Limited (the Company) for the half-year ended 31 December 2001 as set out on pages 4 to 8. The Company's directors are responsible for the financial report. We have performed an independent review of the financial report in order for the Company to lodge the financial report with the Australian Securities & Investments Commission. This review was performed in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029: Interim Financial Reporting, other mandatory professional reporting requirements and the Corporations Act 2001 in Australia, so as to present a view which is consistent with our understanding of the Company's financial position, and performance as represented by the results of its operations and its cash flows.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. The review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of the Company is not in accordance with:

(a) the Corporations Act 2001, including:

  (i) giving a true and fair view of the Company's financial position as at 31 December 2001 and of its performance for the half-year ended on that date; and

  (ii) complying with Accounting Standard AASB 1029: Interim Financial Reporting and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements.

PricewaterhouseCoopers
PricewaterhouseCoopers
Chartered Accountants

PG Steel
PG Steel
Partner

Adelaide
6 March 2002

Rules 4.1, 4.3

Appendix 4B (rule 4.13(b))

Half yearly/preliminary final report

Introduced 1/7/2000. Amended 30/9/2001.

Name of entity

BIONOMICS LIMITED

ABN	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/financial year ended ('current period')
53 075 582 740	✓		31 DECEMBER 2001

For announcement to the market

Extracts from this report for announcement to the market (see note 1). $A'000

Revenues from ordinary activities *(item 1.1)*	up/~~down~~	382.5%	to	1,021
Profit (loss)from ordinary activities after tax (before amortisation of goodwill) attributable to members *(item 1.20)*	~~up~~/down	18%	to	(1,658)
Profit (loss) from ordinary activities after tax attributable to members (*item 1.23*)	~~up~~/down	18%	to	(1,658)
Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d))*	gain (loss) of			
Net profit (loss) for the period attributable to members *(item 1.11)*	~~up~~/down	18%	to	(1,658)

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	¢	¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	¢	¢

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*: N/A

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Consolidated statement of financial performance

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities	1,021	212
1.2	Expenses from ordinary activities (*see items 1.24 + 12.5 + 12.6*)	2,679	1,617
1.3	Borrowing costs	-	-
1.4	Share of net profit (loss) of associates and joint venture entities (*see item 16.7*)	-	-
1.5	**Profit (loss) from ordinary activities before tax**	(1,658)	(1,405)
1.6	Income tax on ordinary activities (*see note 4*)	-	-
1.7	**Profit (loss) from ordinary activities after tax**	(1,658)	(1,405)
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	-	-
1.9	**Net profit (loss)**	(1,658)	(1,405)
1.10	Net profit (loss) attributable to outside +equity interests	-	-
1.11	**Net profit (loss) for the period attributable to members**	(1,658)	(1,405)

Consolidated retained profits

1.12	Retained profits (accumulated losses) at the beginning of the financial period	(5,619)	(2,340)
1.13	Net profit (loss) attributable to members (*item 1.11*)	(1,658)	(1,405)
1.14	Net transfers to and from reserves	-	-
1.15	Net effect of changes in accounting policies	-	-
1.16	Dividends and other equity distributions paid or payable	-	-
1.17	**Retained profits (accumulated losses) at end of financial period**	(7,277)	(3,745)

Profit restated to exclude amortisation of goodwill

		Current period $A'000	Previous corresponding period $A'000
1.18	Profit (loss) from ordinary activities after tax before outside equity interests (*items 1.7*) and amortisation of goodwill	(1,658)	(1,405)
1.19	Less (plus) outside +equity interests	-	-

1.20	**Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members**	(1,658)	(1,405)

Profit (loss) from ordinary activities attributable to members

		Current period $A'000	Previous corresponding period $A'000
1.21	Profit (loss) from ordinary activities after tax (*item 1.7*)	(1,658)	(1,405)
1.22	Less (plus) outside +equity interests	-	-
1.23	**Profit (loss) from ordinary activities after tax, attributable to members**	**(1,658)**	**(1,405)**

Revenue and expenses from ordinary activities

AASB 1004 requires disclosure of specific categories of revenue and AASB 1018 requires disclosure of expenses from ordinary activities according to either their nature of function. Entities must report details of revenue and expenses from ordinary activities using the layout employed in their accounts. See also items 12.1 to 12.6.

		Current period $A'000	Previous corresponding period $A'000
1.24	Details of revenue and expenses		
	Revenue from operating activities	1,021	212
	Depreciation and amortisation expenses	155	101
	Research and development expenses	1,692	749
	Other expenses from ordinary activities	832	767

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill	.	.	.	.
2.2	Amortisation of other intangibles	21	.	.	.
2.3	**Total amortisation of intangibles**	21	.	.	.
2.4	Extraordinary items (details)	.	.	.	.
2.5	**Total extraordinary items**	.	.	.	.

Comparison of half year profits
(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.23 in the half yearly report)	N/A	
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year		

Consolidated statement of financial position		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	9,904	9,830	7,818
4.2	Receivables	671	85	58
4.3	Investments	-	-	-
4.4	Inventories	-	-	-
4.5	Other (provide details if material)	100	49	131
4.6	**Total current assets**	**10,675**	**9,964**	**8,007**
	Non-current assets			
4.7	Receivables	-	-	-
4.8	Investments (equity accounted)	-	-	-
4.9	Other investments	-	-	-
4.10	Inventories	-	-	-
4.11	Exploration and evaluation expenditure capitalised (see para .71 of *AASB 1022*)	-	-	-
4.12	Development properties (+mining entities)	-	-	-
4.13	Other property, plant and equipment (net)	625	723	608
4.14	Intangibles (net)	120	142	163
4.15	Other (Building Deposit)	941	-	-
4.16	**Total non-current assets**	**1,686**	**865**	**771**
4.17	**Total assets**	**12,361**	**10,829**	**8,778**
	Current liabilities			
4.18	Payables	415	176	78
4.19	Interest bearing liabilities	-	-	-
4.20	Provisions	26	22	-
4.21	Other (provide details if material)	199	394	148
4.22	**Total current liabilities**	**640**	**592**	**226**
	Non-current liabilities			
4.23	Payables	-	-	-
4.24	Interest bearing liabilities	-	-	-
4.25	Provisions	-	-	-
4.26	Other (provide details if material)	50	50	50
4.27	**Total non-current liabilities**	**50**	**50**	**50**
4.28	**Total liabilities**	**690**	**642**	**276**

4.29	Net assets	**11,671**	**10,187**	**8,502**

Consolidated statement of financial position continued

	Equity			
4.30	Capital/contributed equity	18,948	15,806	12,247
4.31	Reserves	-	-	-
4.32	Retained profits (accumulated losses)	(7,277)	(5,619)	(3,745)
4.33	**Equity attributable to members of the parent entity**	**11,671**	**10,187**	**8,502**
4.34	Outside +equity interests in controlled entities	-	-	-
4.35	**Total equity**	**11,671**	**10,187**	**8,502**
4.36	Preference capital included as part of 4.33	-	-	-

Exploration and evaluation expenditure capitalised

To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance		
5.2	Expenditure incurred during current period		
5.3	Expenditure written off during current period		
5.4	Acquisitions, disposals, revaluation increments, etc.		
5.5	Expenditure transferred to Development Properties		
5.6	**Closing balance as shown in the consolidated statement of financial position** (*item 4.11*)		

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance		
6.2	Expenditure incurred during current period		
6.3	Expenditure transferred from exploration and evaluation		
6.4	Expenditure written off during current period		
6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		

6.7	Closing balance as shown in the consolidated statement of financial position *(item 4.12)*		

Consolidated statement of cash flows

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	-	-
7.2	Payments to suppliers and employees	(2,981)	(1,486)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	-	-
7.5	Interest and other items of similar nature received	142	159
7.6	Interest and other costs of finance paid	-	-
7.7	Income taxes paid	-	-
7.8	Other (Grant revenue)	796	-
7.9	**Net operating cash flows**	**(2,043)**	**(1,327)**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(975)	(168)
7.11	Proceeds from sale of property, plant and equipment	-	-
7.12	Payment for purchases of equity investments	-	-
7.13	Proceeds from sale of equity investments	-	-
7.14	Loans to other entities	-	-
7.15	Loans repaid by other entities	-	-
7.16	Other (provide details if material)	-	-
7.17	**Net investing cash flows**	**(975)**	**(168)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	3,248	5,026
7.19	Proceeds from borrowings	-	-
7.20	Repayment of borrowings	-	-
7.21	Dividends paid	-	-
7.22	Other (Costs of placement)	(156)	(250)
7.23	**Net financing cash flows**	**3,092**	**4,776**
7.24	**Net increase (decrease) in cash held**	74	3,281
7.25	Cash at beginning of period *(see Reconciliation of cash)*	9,830	4,537
7.26	Exchange rate adjustments to item 7.25.	-	-

7.27	Cash at end of period *(see Reconciliation of cash)*	9,904	7,818

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

Director's fees satisfied by the issue of shares: current period $49,185, previous corresponding period $69,613

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period $A'000	Previous corresponding period - $A'000
8.1 Cash on hand and at bank	138	149
8.2 Deposits at call	9,766	7,669
8.3 Bank overdraft	-	-
8.4 Other (provide details)	-	-
8.5 Total cash at end of period *(item 7.27)*	**9,904**	**7,818**

Ratios	Current period	Previous corresponding period
9.1 **Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	(162.4%)	N/A
9.2 **Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.9*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.33*)	(14.2%)	(16.5%)

Earnings per security (EPS)	Current period	Previous corresponding period
10.1 Calculation of the following in accordance with *AASB 1027: Earnings per Share*		
(a) Basic EPS	(0.048)	(0.052)
(b) Diluted EPS (if materially different from	(0.038)	(0.025)
(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	34,301,055	27,298,651

NTA backing *(see note 7)*		Current period	Previous corresponding period
11.1	Net tangible asset backing per +ordinary security	29.6 cents	28.4 cents

Details of specific receipts/outlays, revenues/ expenses

		Current period $A'000	Previous corresponding period - $A'000
12.1	Interest revenue included in determining item 1.5	206	212
12.2	Interest revenue included in item 12.1 but not yet received (if material)	89	117
12.3	Interest costs excluded from borrowing costs, capitalised in asset values	-	-
12.4	Outlays (except those arising from the +acquisition of an existing business) capitalised in intangibles (if material)	-	-
12.5	Depreciation and amortisation (excluding amortisation of intangibles)	134	80
12.6	Other specific relevant items not shown in item 1.24 *(see note 15)*	-	-

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	N/A
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was +acquired	$
13.3	Date from which such profit has been calculated	

13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	$

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	N/A
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	$
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	$
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$

Reports for industry and geographical segments

Information on the industry and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Financial Reporting by Segments. Because of the different structures employed by entities, a pro forma is not provided. Segment information should be completed separately and attached to this report. However, the following is the presentation adopted in the Appendices to AASB 1005 and indicates which amounts should agree with items included elsewhere in this report.

Segments

Operating Revenue

Sales to customers outside the economic entity

Inter-segment sales

Unallocated revenue

Total revenue

Segment result

Unallocated expenses

Consolidated profit (loss) from ordinary activities before tax (equal to item 1.5)

Segment assets	)	***Bionomics Limited, which operates***
Unallocated assets	)	***solely in Australia, conducts research***
Total assets (*equal to item 4.17*)	)	***and development on the genetic basis***
		of human diseases..

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	N/A

15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	

Amount per security

		Amount per security	Franked amount per security at 36% tax	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year	¢	¢	¢
15.5	Previous year	¢	¢	¢
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year	¢	¢	¢
15.7	Previous year	¢	¢	¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	¢	¢
15.9	Preference +securities	¢	¢

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding period - $A'000
15.10	+Ordinary securities		
15.11	Preference +securities		
15.12	Other equity instruments		
15.13	**Total**		

The +dividend or distribution plans shown below are in operation.

N/A

The last date(s) for receipt of election notices for the +dividend or distribution plans	

Any other disclosures in relation to dividends (distributions)

N/A

Details of aggregate share of profits (losses) of associates and joint venture entities

		Current period $A'000	Previous corresponding period - $A'000
16.1	Profit (loss) from ordinary activities before income tax		
16.2	Income tax on ordinary activities		
16.3	**Profit (loss) from ordinary activities after income tax**		
16.4	Extraordinary items net of tax		
16.5	**Net profit (loss)**		
16.6	Outside +equity interests		
16.7	**Net profit (loss) attributable to members**		

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from xx/xx/xx") or disposal ("to xx/xx/xx").

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period - $A'000	Previous corresponding period- $A'000

17.2 Total				
17.3 Other material interests				
17.4 Total				

Issued and quoted securities at end of current period

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1 Preference +securities *(description)*				
18.2 Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions				
18.3 +Ordinary securities	39,028,147	35,803,587		
18.4 Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	350,000 60,948 5,760,740		105 80.7 50	105 80.7 50
18.5 +Convertible debt securities *(description and conversion factor)*				

18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				

18.7	**Options** *(description and conversion factor)*			*Exercise Price*	*Expiry date (if any)*
	Directors' Options	2,100,000		30	17/06/04
	Underwriters' Options	300,000		50	01/07/02
	Scientists' Options	1,840,000		50	08/11/04
	Scientists' Options	75,000		65	08/06/05
	Scientists' Options	289,600		100	21/06/05
	Consultants' Options	113,333		100	19/06/03
	CEO's Options	340,000		100	19/06/07
	CEO's Options	340,000		100	19/06/08
	CEO's Options	170,000		100	19/06/09
	CEO's Options	170,000		140	19/06/09
	CEO's Options	680,000		140	19/06/10
	Scientists' Options	15,000		130	18/06/06
	Consultants' Options	100,000		140	30/07/03
	Chief Scientist's Options	60,000		120	14/05/08
	Chief Scientist's Options	40,000		120	14/05/09
	Chief Scientist's Options	20,000		140	14/05/09
	Chief Scientist's Options	60,000		140	14/05/10
	Chief Scientist's Options	20,000		140	14/05/11
	Chief Scientist's Options	100,000		180	14/05/11
	Director's Options	200,000		95	08/08/07
18.8	Issued during current period	100,000		140	30/07/03
		60,000		120	14/05/08
		40,000		120	14/05/09
		20,000		140	14/05/09
		60,000		140	14/05/10
		20,000		140	14/05/11
		100,000		180	14/05/11
		200,000		95	08/08/07
18.9	Exercised during current period	5,760,740	5,760,740	50	
18.10	Expired during current period				
18.11	**Debentures** *(totals only)*				
18.12	**Unsecured notes** *(totals only)*				

Comments by directors

Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Half-Year Accounts and Consolidated Accounts. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

Basis of accounts preparation

If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Half-Year Accounts and Consolidated Accounts. It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period. [Delete if preliminary final statement.]

Material factors affecting the revenues and expenses of the economic entity for the current period

Individual significant item disclosed in the Financial Statements
Included within revenue for the half year ended 31 December 2001 is a facilitation package totalling $560,000.

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

NIL

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

NIL

Changes in accounting policies since the last annual report are disclosed as follows.
(Disclose changes in the half yearly report in accordance with AASB 1029: Half-Year Accounts and Consolidated Accounts. Disclose changes in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure.)

NIL

Additional disclosure for trusts

19.1	Number of units held by the management company or responsible entity or their related parties.	
19.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	
Date	
Time	
Approximate date the +annual report will be available	

Compliance statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 12).

Identify other standards used	

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does/~~does not~~* *(delete one)* give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

☑	The +accounts have been audited.	☐	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/~~will follow immediately they are available~~* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity ~~has~~/does not have* *(delete one)* a formally constituted audit committee.

Sign here: [signature] Date: 14/3/2002
(Director/~~Company Secretary~~)

Print name: DEBORAH RATHJEN

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Consolidated profit and loss account**

Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of financial performance.*

Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount

of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts.

5. **Consolidated balance sheet**

Format The format of the consolidated balance sheet should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Half-Year Accounts and Consolidated Accounts,* and *AASB 1040: Statement of Financial Position.* Banking institutions, trusts and financial institutions identified in an ASIC Class Order dated 2 September 1997 may substitute a clear liquidity ranking for the Current/Non-Current classification.

Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets.* If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required. Trusts should also note paragraph 10 of *AASB 1029* and paragraph 11 of *AASB 1030: Application of Accounting Standards etc.*

6. **Consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows.* Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026.* +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. However, an entity may report exact figures, if the $A'000 headings are amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, if the $A'000 headings are amended.

10. **Comparative figures** Comparative figures are the unadjusted figures from the previous corresponding period. However, if there is a lack of comparability, a note explaining the position should be attached.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a directors' report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one) must be complied with.

13. **Corporations Act financial statements** As at 1/7/96, this report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15. **Relevant Items** AASB 1018 requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. the term "relevance" is defined in AASB 1018. For foreign entities, there are similar requirements in other accounting standards normally accepted by ASX.

16. **$ Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

Genmab Bionomics Limited

02 SEP 11

Contact:

Rachel Gravesen
VP IR&PR
T: +45 33 44 77 30
M: +45 25 40 30 01
E: rcg@genmab.com

Bea Evangelista
Middleberg Euro
Ph: +1-212-699-2503
bea@middleberg.com

Deborah Rathjen
MD & CEO
T: +61 8 8354 6102
M: +61 418 160 425
E: drathjen@bionomics.com.au

Francis Placanica
VP Business Development
Ph: +61 8 8354 6107
M: +61 409 008 467
E: fplacanica@bionomics.com.au

BIONOMICS AND GENMAB TO CO-DEVELOP HUMAN ANTIBODIES FOR ANGIOGENESIS TARGETS

Copenhagen, Denmark and Adelaide, Australia; March 12, 2002 – Genmab A/S (CSE: GEN and Neuer Markt: GE9D) and Bionomics Limited (ASX:BNO), announced today that they will collaborate to create and develop fully human antibodies to angiogenesis targets identified by Bionomics.

Under the terms of the collaboration agreement, the two companies will share equally in the research and development costs and the commercial rights and returns from antibody products they co-develop.

The joint research effort will focus initially on two angiogenesis targets identified and patented by Bionomics with the potential for further targets to be added in the future.

Genmab, a European and US-based company, with a market capitalization of around US$500 million is a leader in developing fully human antibodies. Bionomics is a leading Australian biotech company, with more than 230 genes from its research areas of angiogenesis, breast cancer and epilepsy covered by patent applications. Through its collaboration with the Hanson Institute, Bionomics has access to a novel model for rapidly identifying genes critical to the angiogenesis process.

Genmab will use its fully human antibody technology together with its broad antibody development capabilities of biologic assays and animal disease models, to generate and test fully human antibodies to these novel disease targets. Bionomics will screen antibodies generated by Genmab using its novel angiogenesis model and animal disease models to enable the selection of the most appropriate antibody for development.

"We are delighted to have signed this agreement with Bionomics, which combines Genmab's skills in the development of antibody based drugs and diagnostics with Bionomics unique position in the angiogenesis genomics field," said Lisa N. Drakeman, Ph.D, Chief Executive Officer of Genmab. "We look forward to a productive partnership which will enable us to develop vital new treatments to help patients. This partnership

with Bionomics is part of our fundamental strategy to develop a broad pipeline of products that we can bring to the market and at the same time create maximum returns for our investors."

"This is a very important partnership for Bionomics in a market currently worth more than US$3 billion. Antibody products have shorter development times when compared with typical small molecule drug development. Working with Genmab will see Bionomics accelerate its product rollout from the lab to clinical use and human benefit," said Dr Deborah Rathjen, Chief Executive Officer of Bionomics.

"Obviously, access to Genmab's leading technology for making human antibodies and substantial antibody product development expertise really boosts Bionomics. Genmab has a good track record with the FDA and was recently awarded Fast Track status for its leading product HuMax-CD4 in trials for the treatment of rheumatoid arthritis. It will assist us to take our patented gene discoveries through to a therapeutic product in the market much quicker. We are delighted to collaborate with a company of Genmab's stature. The deal and its equal terms demonstrate Bionomics' business strategy successfully at work," Dr Rathjen said."

Angiogenesis

Tumors and normal tissues require oxygen and nutrients for their survival and are therefore located close to blood vessels. In order for tumors to increase in size, they must be able to recruit new blood vessels by a process known as angiogenesis. This process is regulated by a balance between pro- and anti-angiogenic molecules, which when disrupted, contributes to cancer growth and metastasis. In addition to its involvement in cancer, angiogenesis is a critical process involved in chronic inflammatory diseases such as rheumatoid arthritis and serious eye diseases, in particular macular degeneration. Industry estimates suggest that diseases that may be treated by angiogenesis based therapies encompass 20 percent of the US$322 billion global pharmaceuticals market.

About Genmab A/S

Genmab is a Danish biotechnology company creating and developing fully human antibodies for the treatment of life-threatening and debilitating diseases. Genmab has a number of products in development to treat cancer, rheumatoid arthritis and other inflammatory conditions such as psoriasis. Genmab aims to create a broad portfolio of new therapeutic products based on its research and development. At present, Genmab's commercial opportunities are based upon research in its own laboratories, as well as via alliances with leading international companies, including Roche, Immunex Corporation, Oxford GlycoSciences Ltd., Medarex, Inc., deCODE Genetics, Scancell, Ltd., Sequenom, Inc., Eos Biotechnology Inc., and Glaucus Proteomics B.V. Genmab has its headquarters in Copenhagen, Denmark and operations in Utrecht, The Netherlands and Princeton, New Jersey in the US. For more information about Genmab, visit www.genmab.com.

About Bionomics Limited

Bionomics Limited is an ASX listed biotechnology company based in Adelaide, Australia. Bionomics combines its strong genomics-based research focus on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications. Bionomics focuses its research and development activities in breast cancer, epilepsy and angiogenesis (a critical process involved in serious diseases such as cancer, chronic inflammatory diseases and eye diseases). These diseases are in need of improved medical treatments and represent large markets for Bionomics-developed products. Importantly, Bionomics has exclusive access to clinical material and clinical insights, which in combination with its platform of core technologies, diverse set of skills and expertise and strategic academic and commercial collaborations, positions Bionomics as a world leader in the fields of rapid disease gene and drug discovery, therapeutic and diagnostic product development. For more information about Bionomics, visit www.bionomics.com.au.

Except for the historical information presented herein, matters discussed in this press release are forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements, eg. unforeseen exchange rate and interest rate fluctuations, delayed or unsuccessful development projects.

Statements that are not historical facts, including statements preceded by, followed by, or that include the words "believes"; "anticipates"; "plans"; "expects"; "estimates"; or similar statements are forward-looking statements. Neither Genmab nor Bionomics are under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Bionomics Limited

ABN 53 075 582 740

02 SEP 11 AM 11:03

ASX ANNOUNCEMENT

14 March 2002

PARTNERSHIPS MOVE BIONOMICS CLOSER TO CLINIC

Bionomics Limited (ASX:BNO) today reported three major co-development partnerships with US and European based biotechnology companies were the highlights of its performance for the past six months and had moved the Company closer to realising commercial value from its gene discoveries.

In releasing Bionomics' interim report for the half year ending 31 December 2001, Managing Director and Chief Executive Officer Dr Deborah Rathjen said the three recent global partnership deals would boost the value of the Company's intellectual property by accelerating development of its gene discoveries and moving them closer to the clinic. She also said Bionomics is in advanced stages of discussion with a global pharmaceutical company in relation to one of its project areas to boost the Company's commercial prospects.

"The deals with Genmab, one of Europe's leading biotech companies, and two with Hybrigen Inc, a leading privately-held US biotech company, give Bionomics access to world leading technologies and in the case of the Genmab alliance will speed up development of new antibody therapeutics based on Bionomics' gene discoveries" said Dr Rathjen.

The Genmab partnership, announced earlier this week, will develop fully human antibodies to angiogenesis targets identified by Bionomics, with both companies receiving equal share in the commercial rights and returns from antibody products they co-develop.

Angiogenesis is a critical process involved in many major diseases such as cancer, chronic inflammatory diseases like rheumatoid arthritis and eye diseases. Industry estimates suggest that diseases that may be treated by angiogenesis-based therapies encompass 20 percent of the US$322 billion global pharmaceuticals market. The antibody market alone is currently worth more than US$3 billion.

Last September Bionomics announced a research and development collaboration with Hybrigen, a biotech company with proteomic platform technologies to accelerate the identification and characterisation of high-value drug targets in breast cancer. The Hybrigen alliance is significant because Hybrigen technologies enable Bionomics to discover drug targets in ways that no competitive proteomic technology can match. Importantly, the two companies will co-own the drug targets developed in this program.

More recently, in January 2002, Hybrigen and Bionomics expanded their collaboration to discover drug targets to include a novel target identified by Bionomics in its angiogenesis project. Again, the two companies will co-own the drug targets developed in this program and intend to form a new entity to commercialise discoveries made during the collaboration.

Speaking to the interim results report, Dr Rathjen said Bionomics had also been successful in attracting significant Federal Government grant funding. In the twelve month period from December 2000 to December 2001, the Company had secured approximately $3.3 million in Federal Government grant funding.

Thebarton Bioscience Precinct, 31 Dalgleish Street, Thebarton, SA, 5031
Phone: 08 8354 6100 Fax: 08 8354 6150 Email: reception@bionomics.com.au

In August 2001 the Company received funding in the first round of the Federal Government's new Biotechnology Innovation Fund. In December 2001, Bionomics was successful in applying for a $1.74 million Federal Government Start Grant. "Both grants will enable the Company to fast track the identification and validation of breast cancer drug targets and tumour suppressor genes through the use of proteomics and antisense technologies," Dr Rathjen said.

Bionomics management has expanded over the past six months in an effort to build a strong commercial and scientific base. "We have appointed new members of the team in the commercial area of business development, and the research areas of genomics, bioinformatics and proteomics. This was an important activity in preparation for the Company's move to the new Research Facility at the bioscience precinct in Thebarton," Dr Rathjen said.

KEY POINTS — FINANCIAL

- In the half year ended 31 December 2001 Bionomics incurred as expected an operating loss of $1.6 million.
- Cash inflows for the half year were $4.2 million and cash outflows were $4.1 million, resulting in an increase of cash on hand over the period of $0.1 million.
- Bionomics' cash position at 31 December 2001 was $9.9 million, compared with $9.8 million at 30 June 2001, providing the Company with funding for the next two years independent of additional capital raisings, government grants or cash inflows from a commercialisation deal.

KEY POINTS — CORPORATE

- Bionomics' new Research Facility has been completed and handover occurred on 1 March 2002. The $6.3 million dollar facility at the Adelaide bioscience precinct in Thebarton has been established as a ten-year lease/purchase arrangement with the South Australian Government. As part of the arrangement the South Australian Government has offered Bionomics an attractive facilitation package to cover a portion of the costs involved.
- Internationally recognised molecular biologist, Professor Ashley Dunn, was appointed to Bionomics' Scientific Advisory Board in November 2001. Professor Dunn is the Associate Director of the Melbourne Branch of the Ludwig Institute for Cancer Research. He is a Professorial Fellow of the University of Melbourne. He is also a founding partner of Quintessential Science Pty Ltd – an independent advisory company that evaluates science and offers strategic advice within the Basic Research and Biotechnology sectors. Professor Dunn's 38-year career in scientific research focuses on a diverse range of areas including molecular biology, blood cell formation (haemopoiesis), growth factors and cancer research. Professor Dunn and his collaborators achieved international recognition in 1984 as the first scientists to clone GM-CSF, a cytokine used clinically to aid recovery of bone marrow in cancer patients following chemotherapy treatment. GM-CSF is also being used as a component in various experimental therapeutic vaccines as well as to stimulate the production of specific types of immune cells involved in recognising and destroying cancer cells. Professor Dunn has published research findings in over 100 scientific publications, including the prestigious journals Nature and Cell.

Thebarton Bioscience Precinct, 31 Dalgleish Street, Thebarton, SA, 5031
Phone: 08 8354 6100 Fax: 08 8354 6150 Email: reception@bionomics.com.au

- Francis Placanica was appointed as Vice President of Business Development in December 2001 to further expand Bionomics' commercial position in global markets. Formerly Legal Counsel for Faulding Pharmaceutical Asia Pacific, Mr Placanica's extensive commercial background in science and law will provide Bionomics with a vital combination of skill sets to successfully commercialise its innovative intellectual property portfolio

- Internationally acclaimed Adelaide geneticist Dr David Callen joined Bionomics as Head of Genomics in November 2001. Formerly the Head of the Cytogenetics Unit in the Department of Cytogenetics and Molecular Genetics at the Women's and Children's Hospital, Dr Callen has been associated with Bionomics since its inception. As the senior editor of Human Chromosome 16, led the only group from Australia to have participated in the International Human Genome Project.

- Leading South Australian molecular geneticist and immunologist Dr Gabriel Kremmidiotis was appointed Head of Bioinformatics in January 2002. Formerly Senior Medical Scientist at the Department of Cytogenetics & Molecular Genetics at the Women's & Children's Hospital in Adelaide, Dr Kremmidiotis has been an active player in the area of genomics research with several patent inventions on breast cancer tumour suppressor genes, including Bionomics' own BNO64 and TSG16.

- Dr Andy Dunbar joins Bionomics as Head of Proteomics on 18 March 2002. Dr Dunbar is a molecular biologist and protein biochemist. He has concentrated much of his career on investigating the function of molecules called growth factors; in particular, how they regulate the growth, differentiation and survival of cells and how the signals generated by these molecules are defective in disease. Dr Dunbar has two patent inventions related to this work.

KEY POINTS – INTELLECTUAL PROPERTY

- Approximately 230 genes from all three of Bionomics' research programs are covered by 16 patent applications.

- Highlights of Bionomics' patent portfolio since 1 July 2001 include:

  - A new provisional patent application in epilepsy covering various receptor and ion channel subunit variants.

  - The progression of two epilepsy provisional patent applications into PCT filings.

  - The progression of three provisional patent applications in breast cancer, each covering tumour suppressor genes, into PCT filings.

  - Three PCT filings covering a portfolio of differentially expressed and functionally implicated genes and sequences in breast cancer.

  - Three provisional patent applications in angiogenesis covering novel genes and known genes associated with angiogenesis.

Thebarton Bioscience Precinct, 31 Dalgleish Street, Thebarton, SA, 5031
Phone: 08 8354 6100 Fax: 08 8354 6150 Email: reception@bionomics.com.au

In the remainder of the financial year and in the forthcoming year, Bionomics expects to be progressing these and other patent applications through to PCT filings and national phase entry, as well as filing new provisional patent applications as further results emerge from Bionomics' research programs.

KEY POINTS — RESEARCH AND DEVELOPMENT

- Bionomics epilepsy project is now drug discovery ready. Progress in the epilepsy project has enabled Bionomics to develop a new strategy for the discovery of potentially more specific and effective drugs to treat epilepsy based on ion channel defects associated with the condition.

- A significant breakthrough has been achieved in Bionomics breast cancer project with the finding that BNO64 is implicated in the development of approximately 50% of breast cancers, suggesting that BNO64 is a major breast cancer tumour suppressor gene. A crucial research milestone was achieved with the demonstration that BNO64 blocks breast cancer cell growth. This research may open the way to therapies based on restoring the gene BNO64 and its protein to suitable breast cancer suffers, as well as new breast cancer diagnostic products.

- In December 2001, a Federal Government R&D Start Grant of $1.74 million to advance the company's research into breast cancer provided a significant cash injection to build on research conducted by Bionomics' scientists working both in-house and in collaboration with the Women's and Children's hospital team in Adelaide.

- Since acquiring worldwide rights to the angiogenesis genes identified by a novel molecular and cell biological model devised at the Hanson Centre for Cancer Research, the number of genes identified has increased from 56 to 137. The discovery of genes associated with angiogenesis and their validation as drug targets presents a number of significant commercial opportunities for Bionomics.

OUTLOOK

Dr Deborah Rathjen says the new corporate partnerships, new appointments and successful progression of Bionomics' patent applications place the Company in a stronger position to accelerate its product rollout from the lab to clinical use and human benefit.

"Our business is about translating our gene discoveries into new drug treatments, diagnostics and gene therapies in as short a time frame as possible to deliver maximum returns to our shareholders in the future," said Dr Rathjen.

"We are on target in our R&D projects and the business strategy is succeeding, as evidenced by the recent deals to accelerate the co-development of our gene based discoveries into products, diagnostics and gene therapies. Importantly Bionomics is well placed to further leverage its world-class science to attract additional global partnerships in the next six months," she said.

FOR FURTHER INFORMATION PLEASE CONTACT:
DR DEBORAH RATHJEN
CEO & Managing Director

Thebarton Bioscience Precinct, 31 Dalgleish Street, Thebarton, SA, 5031
Phone: 08 8354 6100 Fax: 08 8354 6150 Email: reception@bionomics.com.au

BIONOMICS LIMITED
Phone: 08 8354 6101
or visit the Bionomics website on **www.bionomics.com.au**

Thebarton Bioscience Precinct, 31 Dalgleish Street, Thebarton, SA, 5031
Phone: 08 8354 6100 Fax: 08 8354 6150 Email: reception@bionomics.com.au

02 SEP 11 [illegible]

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000.

Name of entity

BIONOMICS LIMITED

ACN or ARBN

075 582 740

Quarter ended ("current quarter")

31 MARCH 2002

Consolidated statement of cash flows

Cash flows related to operating activities		Current quarter $A'000	Year to date (9 months) $A'000
1.1	Receipts from customers	-	-
1.2	Payments for (a) staff costs	(341)	(886)
	(b) advertising and marketing	(22)	(99)
	(c) research and development	(762)	(2,187)
	(d) leased assets	-	-
	(e) other working capital	(237)	(806)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	158	300
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other - GST Refund	28	287
	R&D Start Grant Income	312	475
	Rent Received	10	10
	Subsidy Grant	560	560
	Reimbursement of Costs	5	9
	Net operating cash flows	(289)	(2,337)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (9 months) $A'000
1.8	Net operating cash flows (carried forward)	**(289)**	**(2,337)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of: (a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(75) -	(1,049) -
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of: (a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (reimbursement of cost)	-	-
	Net investing cash flows	(75)	(1,049)
1.14	**Total operating and investing cash flows**	(364)	(3,386)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	3,248
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (capital raising costs)		(155)
	Net financing cash flows	-	3,093
	Net increase (decrease) in cash held	(364)	(293)
1.21	Cash at beginning of quarter/year to date	9,901	9,830
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	9,537	9,537

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	87
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Consists of remuneration paid to directors.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	63	135
4.2 Deposits at call	9,474	9,766
4.3 Bank overdraft	-	-
4.4 Other (provide details)	-	-
Total: cash at end of quarter (item 1.22)	9,537	9,901

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity		
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date: 23 April 2002
Company Secretary

Print name: **JILL MASHADO**

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

Bionomics Limited

ABN 53 075 582 740

ASX REQUEST FOR TRADING HALT
08 May 2002

REQUEST FOR TRADING HALT

Bionomics Limited (ASX:BNO) requests a halt to trading in its shares, effective immediately. The Company expects to conclude arrangements, which will lead to an announcement regarding a collaboration with a pharmaceutical company before the opening of trade tomorrow, 9 May 2002, at which time the trading halt should be lifted.

Bionomics is not aware of any reason why the trading halt should not be granted.

Dr Deborah Rathjen
CEO & MANAGING DIRECTOR

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

MRS JILL MASHADO
COMPANY SECERATARY
BIONOMICS LIMITED
Ph: +61 8 8354 6106

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
09 May 2002

BIONOMICS SIGNS COLLABORATION AGREEMENT WITH JOHNSON AND JOHNSON RESEARCH PTY LIMITED

Worldwide deal for angiogenesis targets

Bionomics Limited (ASX:BNO) today announced that it has signed a collaborative agreement to validate Bionomics' angiogenesis drug targets for Johnson & Johnson Research Pty Limited (JJR).

Bionomics and JJR have also reached agreement with respect to the key commercial terms for JJR to licence Bionomics' drug targets for pharmaceutical product development and worldwide commercialisation.

The collaborative research and development program will investigate the use of J&J proprietary technology against certain Bionomics' target genes identified using a novel angiogenesis model. Bionomics' collaborators at the Hanson Centre for Cancer Research have developed this model.

"We are very excited to be working with JJR in this innovative area of research. Combined with Bionomics' rapid gene identification capabilities, this technology supports Bionomics' industrialisation of drug target validation." Dr Deborah Rathjen, Bionomics CEO and Managing Director said.

Dr Rathjen said the collaboration and licence was Bionomics' most significant business achievement to date. "This deal further validates Bionomics' international scientific standing and our business strategy," she said. Assuming all development milestones are achieved, Bionomics can expect to receive revenues of $50 million plus royalties on products, based on Bionomics targets, marketed by JJR.

The latest agreement is a further step forward for Bionomics in the field of angiogenesis. In the last 6 months, Bionomics has signed technology and product development agreements with leading European and US companies, Genmab A/S and Hybrigen Inc., respectively.

"Angiogenesis is at the cutting edge of pharmaceutical product development. It has exciting potential for medical breakthroughs in the treatment of diseases such as cancer and rheumatoid arthritis. Bionomics' research aims to provide new gene-based

treatments for these serious medical conditions and in turn provide our shareholders with a significant return on their investment," said Dr Rathjen.

About Bionomics Limited

Bionomics Limited is an ASX listed biotechnology company based in Adelaide, Australia. Bionomics combines its strong genomics-based research focus on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications. Bionomics focuses its research and development activities in breast cancer, epilepsy and angiogenesis (a critical process involved in serious diseases such as cancer, chronic inflammatory diseases and eye diseases). These diseases are in need of improved medical treatments and represent large markets for Bionomics-developed products. Importantly, Bionomics has exclusive access to clinical material and clinical insights, which in combination with its platform of core technologies, diverse set of skills and expertise and strategic academic and commercial collaborations, positions Bionomics as a world leader in the fields of rapid disease gene and drug discovery, therapeutic and diagnostic product development. For more information about Bionomics, visit www.bionomics.com.au.

Angiogenesis

Tumours and normal tissues require oxygen and nutrients for their survival and are therefore located close to blood vessels. In order for tumours to increase in size, they must be able to recruit new blood vessels by a process known as angiogenesis. This process is regulated by a balance between pro- and anti-angiogenic molecules, which when disrupted, contribute to cancer growth and metastasis. In addition to its involvement in cancer, angiogenesis is a critical process involved in chronic inflammatory diseases such as rheumatoid arthritis and serious eye diseases, in particular macular degeneration. Industry estimates suggest that diseases, which may be treated by angiogenesis based therapies, encompass 20 percent of the US$322 billion global pharmaceuticals market.

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

MR FRANCIS PLACANICA
V.P. – BUSINESS DEVELOPMENT
BIONOMICS LIMITED
Ph: +61 8 8354 6104

Or visit the Bionomics website on www.bionomics.com.au

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
14 May 2002

BIONOMICS EXPANDS PATENT PORTFOLIO WITH NEW EPILEPSY GENE DISCOVERIES

Bionomics Limited (ASX:BNO) today announced that it had filed new patent applications to expand its portfolio of epilepsy gene discoveries.

New genetic modifications

For the first time, modifications in regions of genes encoding nicotinic acetylcholine receptor sub-units not previously associated with epilepsy have been identified in affected patients. Bionomics has filed a new patent application covering eight of these modifications.

Modifications in the nicotinic acetylcholine receptor have been associated with diseases relating to brain function, including Parkinson's disease, Alzheimer's disease and associated dementias, schizophrenia, depression and are important drug targets for the control of chronic pain.

Bionomics' epilepsy researchers were the first group to identify an association between this important class of drug targets and epilepsy.

International patent filings

Separately, Bionomics has progressed other key epilepsy gene discoveries by recently filing an additional international patent covering sodium channel mutations in patients with generalized epilepsy and febrile seizures, a common form of epilepsy. This filing brings the total number of Bionomics' epilepsy patent applications to 9 applications covering 52 modifications in genes associated with epilepsy.

Bionomics' CEO and Managing Director, Dr Deborah Rathjen, said "Bionomics has built a comprehensive IP portfolio around its epilepsy gene discoveries, which now have the potential for use in the discovery and development of more specific and effective treatments for this serious condition. The recent expansion of our portfolio is reflective of the quality of Bionomics' epilepsy gene researchers, including our highly-regarded academic collaborators."

Bionomics, through its close association with the epilepsy researchers in the Women's and Children's Hospital in Adelaide and the University of Melbourne, is a world leader in the discovery of genes associated with epilepsy.

Through these academic links, Bionomics has exclusive access to a well-characterized international epilepsy patient database and world-class clinical insight which, when combined with Bionomics' broad platform of gene technologies, facilitates the rapid identification of genes associated with epilepsy.

About epilepsy

Epilepsy is second only to stroke as the most common neurological condition, affecting up to 3% of the population. A significant genetic contribution to the disease has been recognized. The global

market for anti-epileptic drugs is estimated to be worth more than US$3 billion. This market is poorly met by current treatments, with around 30% of epilepsy patients unable to obtain adequate seizure control. Epilepsy represents a disease area of high unmet medical need.

About Bionomics

Bionomics Limited is an ASX listed biotechnology company based in Adelaide, Australia. Bionomics combines its strong genomics-based research focus on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications. Bionomics focuses its research and development activities in breast cancer, epilepsy and angiogenesis (a critical process involved in serious diseases such as cancer, chronic inflammatory diseases and eye diseases). These diseases are in need of improved medical treatments and represent large markets for Bionomics-developed products. Importantly, Bionomics has exclusive access to clinical material and clinical insights, which in combination with its platform of core technologies, diverse set of skills and expertise and strategic academic and commercial collaborations, positions Bionomics as a world leader in the fields of rapid disease gene and drug discovery, therapeutic and diagnostic product development.

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

MR FRANCIS PLACANICA
V.P. – BUSINESS DEVELOPMENT
BIONOMICS LIMITED
Ph: +61 8 8354 6104

Or visit the Bionomics website on **www.bionomics.com.au**

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Bionomics Limited
ABN: 53 075 582 740

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Maddern
Date of last notice	8 January 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	16 May 2002
No. of securities held prior to change	576,457 Listed Ordinary Shares 300,000 Unlisted Options
Class	As Above
Number acquired	Nil
Number disposed	150,000 Listed Ordinary Shares
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	83 cents per share
No. of securities held after change	426,457 Listed Ordinary Shares 300,000 Unlisted Options

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

02 SEP 11 AM 8:16

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Bionomics Limited
ABN: 53 075 582 740

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Deborah Rathjen
Date of last notice	28 February 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	16 May 2002
No. of securities held prior to change	1,700,000 Unlisted Options 100,000 Listed Ordinary Shares
Class	As Above
Number acquired	100,000 Listed Ordinary Shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Purchased on market 83 cents
No. of securities held after change	1,700,000 Unlisted Options 200,000 Listed Ordinary Shares

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchase

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
29 May 2002

BIONOMICS AND GENMAB PROGRESS COLLABORATION WITH THIRD TARGET

Adelaide, Australia – Bionomics Limited (ASX:BNO), today announced progress of its product development collaboration with the European and US-based company Genmab A/S to create and develop fully human antibodies to angiogenesis targets identified by Bionomics.

Just two months into the collaboration, Bionomics' CEO and Managing Director, Deborah Rathjen said Bionomics and Genmab were progressing the development of antibody products by including a third Bionomics' target, one more than was initially proposed when the collaborative development deal was announced in March. Dr Rathjen also said that Bionomics and Genmab had formalized the steering and research committees that will manage the collaborative program.

"We are now on track to seeing a first antibody product entering clinical phase within two years," said Dr Rathjen. "The three targets that are subject to the joint development program include a target associated with several human cancers, particularly lung and liver tumours."

Industry estimates suggest that the treatment of lung cancer and liver cancer represent markets of at least US$2 billion each, on a global basis.

All three targets are associated with the process of angiogenesis, which is involved in the growth of cancer and inflammatory diseases.

"This is a very important partnership for Bionomics as the world antibody market is currently worth more than US$3 billion. Antibody products have shorter development times when compared with typical small molecule drug development. Working with Genmab will see Bionomics accelerate its product rollout from the lab to clinical use and human benefit," said Dr Rathjen.

About Bionomics

Bionomics Limited is an ASX listed biotechnology company based in Adelaide, Australia. Bionomics combines its strong genomics-based research focus on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications. Bionomics focuses its research and development activities in breast cancer, epilepsy and angiogenesis (a critical process involved in serious diseases such as cancer, chronic inflammatory diseases and eye diseases). These diseases are in need of improved medical treatments and represent large markets for Bionomics-developed products. Importantly, Bionomics has exclusive access to clinical material and clinical insights, which in combination with its platform of core technologies, diverse set of skills and expertise and strategic academic and commercial collaborations, positions Bionomics as a world leader in the fields of rapid disease gene and drug discovery, therapeutic and diagnostic product development.

Angiogenesis

Tumors and normal tissues require oxygen and nutrients for their survival and are therefore

new blood vessels by a process known as angiogenesis. This process is regulated by a balance between pro- and anti-angiogenic molecules, which when disrupted, contributes to cancer growth and metastasis. In addition to its involvement in cancer, angiogenesis is a critical process involved in chronic inflammatory diseases such as rheumatoid arthritis and serious eye diseases, in particular macular degeneration. Industry estimates suggest that diseases that may be treated by angiogenesis based therapies encompass 20 percent of the US$322 billion global pharmaceuticals market.

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

Or visit the Bionomics website at **www.bionomics.com.au**

02 SEP 11 AM 11:15

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

BIONOMICS LIMITED

ACN, ARBN or ARSN

075 582 740

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY SHARES
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	THREE HUNDRED THOUSAND (300,000)
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	FULLY PAID

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	$0.50 (50 CENTS)
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	EXERCISE OF UNLISTED OPTIONS ISSUED AS PART OF THE UNDERWRITING AGREEMENT DATED 10 NOVEMBER 1999. EXPIRY DATE: 30/06/2002
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	24 JUNE 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	39,328,147	ORDINARY SHARES

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	6,757,933	OPTIONS

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	NOT APPLICABLE – EARLY STAGE BIOTECHNOLOGY COMPANY

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	

23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	
40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before+quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 24 June 2002
Director

Print name: DEBORAH RATHJEN

== == == == ==

ASIC registered agent number

207 page 1/1 15 June 2000

lodging party or agent name BIONOMICS LTD.
office, level, building name or PO Box no.
street number & name 31 DALGLEISH STREET
suburb/city THEBARTON state/territory SA postcode 5031
telephone (08) 354 6100
facsimile (08) 8354 6199
DX number suburb/city

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

form **207**

Notification of
share issue

Corporations Law
254X(1)

company name BIONOMICS LIMITED.
A.C.N. 075 582 740

Details of the issue

date of issue (d/m/y) 24/6/02 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD.	Ordinary Shares.

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORDINARY	300,000	$0-50	NIL.

1. Have all shares been issued for cash only? Yes ☑ No ☐
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No ☐
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

The time actually spent reading the instructions, working on the question and obtaining the information

The time spent by all employees in collecting and providing this information

Signature

I certify that the information in this form is true and complete.

print name DEBORAH RATHJEN capacity DIRECTOR

Form 605

Corporations Law
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme BIONOMICS LTD

ACN/ARSN

1. Details of substantial holder(1)

Name QUEENSLAND INVESTMENT CORPORATION

ACN (if applicable)

The holder ceased to be a substantial holder on 27 /6 / 02

The previous notice was given to the company on 18 /4 / 02

The previous notice was dated 18 /4 / 02

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change(5)	Class (6) and number of securities affected	Person's votes affected
27/06	QIC	Sale	$79,576.73	117,265 ordinary	
26/06	QIC	Sale	$41,315.13	60,000 ordinary	

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Queensland Investment Corporation	GPO Box 2242, Brisbane Q 4001

Signature

print name PETER FORBES capacity EXECUTIVE GENERAL MANAGER, EQUITIES

sign here [signature] date 28 / 06 / 2002

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

02 SEP 11 AM 11:16

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

BIONOMICS LIMITED

ABN

53 075 582 740

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	UNLISTED OPTIONS
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	ONE MILLION SIX HUNDRED AND FIFTY THREE THOUSAND THREE HUNDRED AND THIRTY THREE (1,653,333)
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	EXERCISE PRICE: 81 cents EXERCISE PERIOD: 1/5th each year commencing from the first anniversary of acceptance of the Invitation relating to those Options and ending at 5.00pm (Adelaide time) on the date that is 5 years after the commencement of the period. EXPIRY DATE: 5 years after the date on which the options became exercisable.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	NIL
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	OPTIONS ISSUED TO EMPLOYEES OF BIONOMICS LIMITED UNDER THE BIONOMICS LIMITED EMPLOYEE SHARE OPTION PLAN
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	8 JULY 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	39,328,147	ORDINARY SHARES

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	8,411,266	OPTIONS

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	NOT APPLICABLE – EARLY STAGE BIOTECHNOLOGY COMPANY

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 8 July 2002
Director

Print name: DEBORAH RATHJEN

== == == == ==

02 SEP 11 AM 11:15

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
8 July 2002

BIONOMICS TRIPLES PORTFOLIO OF EPILEPSY GENE DISCOVERIES

98 New Gene Variations Associated With Epilepsy

Adelaide, Australia – Bionomics (ASX:BNO) today announced it was filing an international PCT patent application covering 148 gene variants, including 98 new gene variants, in validated drug targets which are related to central nervous system (CNS) disorders including epilepsy, Alzheimer's and Parkinson's diseases.

The international patent application was filed from Bionomics' Adelaide headquarters today and follows over two years of intensive research by Bionomics scientists working with researchers at the Women's and Children's Hospital in Adelaide and the University of Melbourne.

Dr Deborah Rathjen, Bionomics' CEO and Managing Director, said "We are delighted with these discoveries. Bringing them to the international patent application stage is very important and further emphasizes Bionomics' position as a world leader in epilepsy research".

Dr Rathjen said that this new patent filing and other Bionomics' patents focused particularly on gene variations which may be used to diagnose and treat epilepsy and other CNS disorders including Alzheimer's disease, Parkinson's disease, pain and depression.

Epilepsy treatment is a US$5 billion market globally each year. In the key US market, almost one per cent of the population (2.3 million) suffer some form of epilepsy and 180,000 new cases are diagnosed each year.

CNS disorders represent the second largest therapeutic segment of the pharmaceutical market. Last year the total market for treatments for CNS disorders was US$52 billion and this is forecast to grow to more than US$75 billion within five years.

"One of the reasons Bionomics has targeted epilepsy is that up to 30 percent of patients do not respond to existing drugs. Epilepsy is a market with a high level of unmet medical need and we are very pleased to have progressed our research to a point which may help us find more effective treatments for this serious condition. Bionomics is now pursuing a number of commercialisation opportunities relating to these discoveries," Dr Rathjen said.

These latest findings expand Bionomics' patent portfolio to cover an approximate total of 330 genes and genetic variations associated with its epilepsy, breast cancer and angiogenesis research. Bionomics had previously reported a portfolio of approximately 230 gene discoveries from these research programs.

About Bionomics

Bionomics Limited is an ASX listed biotechnology company based in Adelaide, Australia. Bionomics combines its strong genomics-based research focus on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new

drugs, gene therapies and diagnostic applications. Bionomics focuses its research and development activities in breast cancer, epilepsy and angiogenesis (a critical process involved in serious diseases such as cancer, chronic inflammatory diseases and eye diseases). These diseases are in need of improved medical treatments and represent large markets for Bionomics-developed products. Importantly, Bionomics has exclusive access to clinical material and clinical insights, which in combination with its platform of core technologies, diverse set of skills and expertise and strategic academic and commercial collaborations, positions the Company as a world leader in the fields of rapid disease gene and drug discovery, therapeutic and diagnostic product development. Bionomics' commercial opportunities are based upon research in its own laboratories, as well as alliances with leading international companies including Johnson and Johnson Research Pty Ltd, Genmab A/S, Hybrigen Inc. and Ozgene Pty Ltd.

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

Or visit the Bionomics website at **www.bionomics.com.au**

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

BIONOMICS LIMITED

ABN

53 075 582 740

Quarter ended ("current quarter")

30 JUNE 2002

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from customers		0	0
1.2	Payments for	(a) staff costs	(438)	(1,324)
		(b) advertising and marketing	(72)	(171)
		(c) research and development	(529)	(2,716)
		(d) leased assets	0	0
		(e) other working capital	(203)	(1,009)
1.3	Dividends received		0	0
1.4	Interest and other items of a similar nature received		61	361
1.5	Interest and other costs of finance paid		(72)	(72)
1.6	Income taxes paid		0	0
1.7	Other (provide details if material)			
	GST Refund		31	318
	R&D Start Grants (including B.I.F)		368	843
	Rent Received		31	41
	Other Grants		250	810
	Reimbursement of Costs		0	9
	Net operating cash flows		(573)	(2,910)

		Current quarter $A'000	Year to date (12 months) $A'000
1.8	Net operating cash flows (carried forward)	**(573)**	**(2,910)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of: (a) businesses (item 5)	0	0
	(b) equity investments		
	(c) intellectual property	0	0
	(d) physical non-current assets	(492)	(1,541)
	(e) other non-current assets	0	0
1.10	Proceeds from disposal of: (a) businesses (item 5)	0	0
	(b) equity investments	0	0
	(c) intellectual property	0	0
	(d) physical non-current assets	2	2
	(e) other non-current assets	0	0
1.11	Loans to other entities	0	0
1.12	Loans repaid by other entities	0	0
1.13	Other (provide details if material)	0	0
	Net investing cash flows	(490)	(1,539)
1.14	**Total operating and investing cash flows**	(1,063)	(4,449)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	150	3,398
1.16	Proceeds from sale of forfeited shares	0	0
1.17	Proceeds from borrowings	0	0
1.18	Repayment of borrowings	0	0
1.19	Dividends paid	0	0
1.20	Other (capital raising costs)	0	(155)
	Net financing cash flows	150	3,243
	Net increase (decrease) in cash held	(913)	(1,206)
1.21	Cash at beginning of quarter/year to date	9,537	9,830
1.22	Exchange rate adjustments to item 1.20	0	0
1.23	**Cash at end of quarter**	8,624	8,624

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	87
1.25	Aggregate amount of loans to the parties included in item 1.11	0

1.26 Explanation necessary for an understanding of the transactions

Consists of remuneration paid to directors.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	0	0
3.2	Credit standby arrangements	0	0

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	195	63
4.2 Deposits at call	8,429	9,474
4.3 Bank overdraft	0	0
4.4 Other (provide details)	0	0
Total: cash at end of quarter (item 1.22)	8,624	9,537

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity		
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not*~~ *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date: ....
(Director)

Print name: DEBORAH RATHJEN

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

Bionomics Limited



COMPANY PROFILE

COMMERCIALISING GENE DISCOVERIES TO REVOLUTIONISE
MEDICAL TREATMENTS

Overview

Bionomics Limited [ASX:BNO] is a publicly listed biotechnology company based in Adelaide, Australia. The core business is genomics with a research focus on the discovery of genes associated with serious medical conditions. Bionomics has chosen to concentrate its initial research in the areas of breast cancer, epilepsy and angiogenesis (a critical process involved in serious diseases such as cancer, chronic inflammatory diseases and eye diseases). These diseases are in need of improved medical treatments and represent large potential markets for new drugs, diagnostics and gene therapies. Importantly, Bionomics has exclusive access to clinical material and clinical insights which, in combination with its platform of core technologies, provides a powerful way to facilitate rapid disease gene discovery and positions the Company as a world leader within its areas of expertise.

Since May 2000, Bionomics has made a number of provisional patent applications relating to the discovery of approximately 156 genes identified as part of the epilepsy, breast cancer and angiogenesis projects. Around 30 genes relate to epilepsy with the majority associated with Idiopathic Generalised Epilepsy (IGE). As IGE represents around 40 percent of the inherited forms of the disease, it provides an attractive therapeutic market considering the total market for current anti-epileptic drugs is valued at around US$4 billion.

Breast cancer affects one in ten females in the Western World, with only five to ten percent of all breast cancer cases the result of an inherited predisposition. As the breast cancer drug therapy market is valued at around US$2 billion, new therapeutic and diagnostic applications have great commercial potential.

Of the 56 genes identified to date in the angiogenesis project, 14 are novel. Diseases which may be treated by angiogenesis-based therapies encompass 20 percent of the US$322 billion global pharmaceuticals market.



AusIndustr

Bionomics' gene discoveries have resulted from alliances with leading Australian medical research centres under which the Company can access, develop and market their research and technologies in return for royalty and milestone payments.

Bionomics' mission is to be a world leading biotechnology company in the business of producing validated drug targets (genes or gene products proven to have a role in the onset or progression of a disease). Bionomics will exploit its broadly-based gene technologies to discover, develop and sell gene-based products in the global market place.

The Company currently has 28 employees working either directly or through service agreements with the affiliated research institutes — the Women's & Children's Hospital (WCH), the University of Melbourne, and the Institute of Medical and Veterinary Science (IMVS).

Business Strategy

Bionomics' business focus is to identify, develop and sell validated targets for new drugs, diagnostics and gene therapies through exploiting its broadly-based gene technologies. Bionomics is committed to realising shareholder value through partnering the epilepsy, breast cancer and angiogenesis research programs at an early stage and in turn benefit from the commercial success of the discovery of new medical treatments and medicines. This commercial success will be achieved through significant licensing fees, milestone payments and future royalties.



Bionomics has a strong Board of Directors and access to advice from an internationally recognised Scientific Advisory Board. Underpinning the Board's leadership is an important mix of senior management strength to continue to drive the Company's advancement in the competitive genomics market by focusing specifically on gene discovery, patent protection and commercial business development. Management capabilities are based on scientific expertise and sound commercialisation skills.

Access to clinical material through strategic relationships with medical research institutes provides the Company with a strong competitive advantage. Bionomics aims to progress gene discoveries through the development pathway to commercialisation by applying sound business strategies.

Core Capabilities

The core capabilities of Bionomics' operations are:

- genomics research & development (R&D);
- strong scientific and commercialisation capabilities throughout senior management; and,
- intellectual property — strategic patent portfolio management.

Bionomics firmly believes that commercialisation of the Company's intellectual property will result in a more personalised approach to the treatment of diseases in the future. The Bionomics business model for the discovery of genes related to epilepsy clearly demonstrates this approach.


Identification of families with epilepsies
Clinical diagnosis, DNA collection
Tissue samples taken
DNA Microarray
Gene mapping and cloning
Identification of putative drug targets
Target validation
Commercialisation
New drugs
Diagnostics

Board of Directors

MR FRASER AINSWORTH BComm, FAICD, FCPA

Chairman

Managing Director, Potential Energy Pty Ltd; former Managing Director of SAGASCO Holdings Ltd 1988-94; employed with CSR for 26 years, mainly in CSR's resources and energy business, including four years as Managing Director of Adelaide-based Delhi Petroleum Pty Ltd.

DR DEBORAH RATHJEN BSc (Hons), PhD

CEO and Managing Director

As the former Manager of Business Development and Licensing for Peptech Limited, Dr Rathjen is a leading biotechnology executive with significant experience in research, business development and licensing in this emerging industry. She is best known for her work with the successful defence of Peptech's key TNF patents against a legal challenge by BASF. This has provided Peptech with a strong commercial basis for licensing negotiations with BASF, Centocor and other companies with anti-TNF products.

DR CHRIS HENNEY PhD, DSc

Non-Executive Director

CEO, Dendreon Inc, Seattle, a biotechnology company specialising in the development of cell-based cancer therapies. Founder of two biotechnology companies, Immunex and Icos Corporation.



DR WARREN KINSTON BSc, MBBS, MRC Psych

Non-Executive Director

CEO, Sigma Centre, London, an independent research and consultancy organisation which has a focus on the health-care sector, particularly the pharmaceutical industry.

MR PETER MADDERN MM, LLB, BEc

Non-Executive Director

Managing Director, Palmerston Projects Pty Ltd. Former Executive Director of Bionomics between July 1997 and July 2000 and responsible for the formation of the Company and the raising of seed capital from financiers.

Scientific Advisory Board

PROFESSOR GRANT SUTHERLAND AC, PhD, DSc, FRCPA, FAA, FRS

Professor Sutherland is the Director of the Department of Cytogenetics and Molecular Genetics at the Women's and Children's Hospital in Adelaide. He is a Companion of the Order of Australia, an Honorary Fellow of the Royal College of Pathologists of Australasia, Fellow of the Royal Society of London and Fellow of the Australian Academy of Science and Affiliate Professor in the Departments of Paediatrics and Genetics at the University of Adelaide. He is a past President of the Human Genome Organisation and the Human Genetics Society of Australasia. He was a co-recipient of the 1998 Australia Prize in Molecular Genetics.

PROFESSOR MATHEW VADAS MBBS, PhD, FRACP, FRCPA

Professor Vadas is the Director of the Department of Immunology at the Institute of Medical and Veterinary Science in Adelaide. He was the inaugural director of the Hanson Centre for Cancer Research, which forms part of the IMVS. He is a Fellow of the Royal College of Pathologists of Australasia and the Royal Australian College of Physicians. He is also Head of the Division of Human Immunology, University of Adelaide and previously Clinical Professor of Immunology and Medicine at the University of Adelaide.

PROFESSOR SAMUEL BERKOVIC MD, FRACP

Professor Berkovic is the Director of the Epilepsy Program at the Austin & Repatriation Medical Centre of the University of Melbourne. He is a clinical neurologist and clinical researcher and his main research interest is the genetics of epilepsy. His research has been recognised internationally by the 1995 Epilepsy Research Recognition Award and the 1998 Lennox Lecture of the American Epilepsy Society. In 1998 he was awarded a personal Chair in Medicine from the University of Melbourne.



Management

Dr Deborah Rathjen BSc (Hons), PhD
Chief Executive Officer and Managing Director

Dr Tom Gonda BSc (Hons), PhD
Chief Scientist

Ms Jill Machado BComm
Company Secretary & Financial Administrator

Dr Scott Whitmore BSc, PhD
Development Officer

PROFESSOR AXEL ULLRICH PhD

Professor Ullrich is the Director of the Department of Molecular Biology of the Max-Planck Institute for Biochemistry, Martinsried, Germany and also the founder of Sugen, Inc. (California) and Virgene AG (Germany). Professor Ullrich is one of the pioneers of the biotechnology industry. While at the University of California, San Francisco, he was the first to clone preproinsulin. Later, while with Genentech where he was a founding Director, he was the first to clone and elucidate the primary structure of a signal transducing cell surface protein and the first to clone and characterise receptors for insulin.

PROFESSOR ERKKI RUOSLAHTI MD, PhD

Professor Ruoslahti is the President and CEO of the Burnham Institute in La Jolla, California and a member of the US National Academy of Sciences. He is a world leader in molecular biology of cell adhesion phenomena and has founded or been a director and scientific adviser to a number of biotechnology companies. He holds a number of international patents. Two anti-thrombotic drugs on the market are based on the discoveries of his laboratory and he has other potential drugs under development with pharmaceutical companies. Professor Ruoslahti is also on the editorial board of the prestigious journal, *Science*.

Alliances

Bionomics currently has agreements with three internationally-recognised Australian medical research centres under which it can access, develop and market their research and technologies in return for royalty and milestone payments. The Company also has access to international scientific expertise and counsel through the members of the Scientific Advisory Board.



DEPARTMENT OF CYTOGENETICS AND MOLECULAR GENETICS, WOMEN'S & CHILDREN'S HOSPITAL, ADELAIDE.

This department has extensive expertise in genomics research, which includes disease gene isolation and function determination. Participation in the Human Genome Project has led to the mapping and isolation of a number of genes relevant to disease, including several associated with epilepsy and mental retardation. The department has also used its genomics expertise to identify genes associated with breast cancer that map to human chromosome 16.

DIVISION OF HUMAN IMMUNOLOGY AND THE HANSON CENTRE FOR CANCER RESEARCH, INSTITUTE OF MEDICAL AND VETERINARY SCIENCE, ADELAIDE.

This division offers considerable expertise in the full range of molecular, biochemical and cell biological techniques needed for understanding the regulation of genes and their products. Through the IMVS, Bionomics accesses cutting-edge DNA Microarray technology.



THE EPILEPSY PROGRAM OF THE UNIVERSITY OF MELBOURNE

This is one of the world's leading epilepsy research bodies. The University incorporates a comprehensive clinical program at the Austin & Repatriation Medical Centre in Melbourne, and has many clinical and research affiliations locally and overseas. A team is currently studying the function of isolated epilepsy genes in cell systems, providing Bionomics with critical functional genomics information.

Genomics R&D

Genomics is providing a new approach to medical research and discovery, which will result in a more personalised approach to the treatment of serious diseases such as epilepsy and breast cancer. Bionomics is using its platform technologies of whole genome screening, linkage analysis, positional cloning, gene functional studies, high through-put mutation analysis and DNA Microarray to identify genes which can be used as validated drug targets. These targets are then used for the development of new drugs to prevent or treat the disease.

The process from disease gene discovery and target validation to the successful launch of a drug or diagnostic product on the market is high risk and of high cost. Potential drugs and diagnostic products are required to undergo rigorous screening, toxicity testing, pre-clinical and clinical trials and regulatory evaluations. For this reason, enormous costs are involved and the process can take as long as 10 years to complete.

Bionomics' investment in R&D during the past 18 months since listing has been A$3.45 million. However, it should be noted that strategic alliance agreements with medical research institutes provide access to research of far greater value than this direct investment.

EPILEPSY PROJECT

Epilepsy is a serious disease that is both clinically and genetically heterogeneous. An estimated three percent of the population may develop epilepsy at some time during their lives and there are more than 30 distinguishable clinical types, some of which can be lethal. Current treatments do not effectively control the disease in many affected individuals and can often have significant, undesirable side effects.

The project to identify the genes responsible for epilepsy is carried out by researchers at Bionomics' laboratories in Adelaide and at the Epilepsy Research Institute of the Austin and Repatriation Medical Centre at The University of Melbourne. Bionomics is able to access large affected families which are clinically characterised as a prelude to gene mapping. Researchers use Bionomics' platform technologies to identify candidate genes which are screened for mutations and functionally characterised. Genes shown to be responsible for the disease represent validated drug targets that can be used for the development of novel therapeutics and also diagnostics for epilepsy.





BREAST CANCER PROJECT

The identification of genes responsible for breast cancer development is an important step towards understanding the molecular mechanisms of the disease. Identifying genes involved in the early stages allows for the potential for new drug therapeutics and an early patient diagnosis. Bionomics researchers use a panel of DNA samples isolated from cancerous and normal breast tissue as well as DNA and RNA isolated from cancer cell lines. Samples from the diseased cells are compared with those from healthy cells, with a view to identifying genetic alterations that give rise to cancer. Once disease associated genes are identified they may be used as a diagnostic marker and will aid in the development of new anti-cancer drugs or be used for gene therapies.

The search for the breast cancer tumour suppressor gene and other breast cancer associated genes concentrates on a region of chromosome 16 that has been implicated in the early stages of breast cancer development. DNA sequence for this entire region has now been obtained from Bionomics' sequencing efforts in combination with the Human Genome Project.

ANGIOGENESIS PROJECT

Bionomics has secured world-wide rights to genes involved in angiogenesis, a critical process involved in major diseases such as cancer, chronic inflammatory diseases and major eye diseases such as diabetic retinopathy and macular degeneration. The genes in angiogenesis (the formation of new blood vessels) have been identified by a novel molecular and cell biological method devised by a team of scientists at The Hanson Centre for Cancer Research in Adelaide. Of the 56 genes which have been identified to date, 14 are novel. The pharmaceutical industry is particularly interested in angiogenesis research because of the significant commercial potential. Industry estimates suggest that diseases which may be treated by angiogenesis based therapies encompass 20 percent of the US$322 billion global pharmaceuticals market. Under the agreement, Bionomics now has access to the most comprehensive set of angiogenesis genes so far identified, resulting in tremendous therapeutic and diagnostic potential. The project fits well into the Bionomics' gene-based technologies and is strongly complemented by the Company's Microarray know-how.

Platform Technologies

Clinical and Patient Material — Bionomics has exclusive access to a comprehensive epilepsy family DNA and clinical information database along with an extensive bank of primary breast tumour and breast cancer cell line DNA samples which are vital for disease gene identification.

Genotyping/Linkage Analysis — Bionomics researchers have experience in the identification of chromosomal regions carrying disease susceptible loci. This is achieved through the application of Genotyping and Linkage Analysis techniques to samples from the epilepsy DNA database.

LOH Analysis/Cytogenetics — These techniques are used by Bionomics researchers to identify chromosomal regions carrying genes involved in breast cancer.

Positional Cloning — Regions of the genome known to harbour genes involved in breast cancer and epilepsy are extensively scanned to identify the genes located at these sites. This involves a combination of approaches including the generation of detailed physical maps, region specific genomic sequencing and DNA database mining. Bionomics researchers have used these techniques successfully in the past to identify other disease-associated genes.

DNA Database Mining — Bionomics is able to use its own "in-house" genomic sequence together with that available from the Human Genome Project to identify genes present within this sequence using an *in silico* based approach. Bionomics researchers also use gene prediction software to identify candidate genes.

High Throughput Mutation Analysis — Candidate genes are analysed for mutations in affected individuals using the latest SSCP methodologies. This involves the use of a 96-well plate format for the amplification of gene specific segments. These fluorescently labelled amplicons are subsequently resolved on polyacrylamide gels in approximately one to two hours enabling a high throughput approach.

Functional Analysis — Bionomics uses a suite of approaches to functionally analyse candidate genes involved in breast cancer. These techniques include quantitative expression analysis in cancer cells which is designed to identify those genes most likely to play a role in the disease. For genes found to be mutated in individuals with epilepsy, functional analysis is conducted to confirm that these gene variants are able to confer properties to their corresponding proteins which could reasonably be associated with epilepsy. This involves expressing the mutant gene in *Xenopus laevis* oocytes and examining the function of the expressed mutant gene using voltage clamp recordings.

Animal Models — Transgenic mice carrying alterations in genes shown to be associated with disease are produced. This assists in providing appropriate animal models for the testing of new therapeutics and to aid in understanding the disease process via additional studies such as DNA Microarray.

DNA Microarray — This leading-edge technology allows for the differential analysis of numerous genes simultaneously between normal and diseased tissue samples. This aids in the rapid identification of additional genes that may play a role in the disease being studied.

Directed Proteomics — Y2H screening — Genes shown to be associated with disease states are examined further using a directed proteomics approach. The yeast-two-hybrid procedure provides a method of mapping protein-protein interactions which will assist in the identification of the cellular pathways to which the disease associated genes belong. Ultimately, proteins found to interact with these genes may well represent novel drug targets.

As Bionomics belongs to a knowledge-based industry, it is of paramount importance that it recognises and protects its research findings as valuable assets for its future growth and development. For this reason, Bionomics ensures that all intellectual property remains the exclusive rights of the Company through an active patenting strategy.

As Bionomics is involved in the fundamental stages of establishing cures for diseases, that is identifying the genes that are responsible, it recognises that the findings from these studies form the core for further research. It therefore patents gene and protein sequences shown to be involved in either epilepsy, breast cancer, or angiogenesis and the uses that can be made of these sequences.

Bionomics has substantial cash reserves allowing the Company to fund its genomics research projects for the next two to three years, even without negotiating a deal with a large pharmaceutical company. At 31 March 2001, the Company had 29.36 million shares on issue and a market capitalisation of $35.5 million. The Company also has a number of call options on issue.

As at 31 December 2000, Bionomics had more than $7.8 million cash on hand and $12.2 million in contributed equity. In the six months to 31 December 2000, the operating loss was $1.4 million.



Summary details of Bionomics' financial statements:

Year ended 30 June	1999	2000	2001*
	$	$	$
Operating Profit (Loss)	(336,561)	(1,418,874)	(1,405,017)
Cash on Hand	86,236	4,537,280	7,818,171
Contributed Equity	376,426	7,401,919	12,246,887
Net Cash Burn	157,721	2,045,773	1,494,465

*For the half-year ended December 2000

Bionomics will continue to generate growth in the value of the Company's intellectual property and achieve shareholder value by pursuing the following activities:

- discovering and patenting further genes involved in epilepsy and breast cancer;
- identifying new project opportunities that will provide a balanced R&D portfolio;
- establishing alliances which enhance the competitive advantage of Bionomics within the genomics sector of the biotechnology industry; and,
- progressing the commercial prospects for Bionomics projects.

Bionomics is currently negotiating with the South Australian Government for the construction of a new research facility to be situated at the Bioscience Precinct in Adelaide. This facility will accommodate up to 130 people, allowing for the expansion Bionomics is proposing for its R&D activities. The building has been designed to incorporate state-of-the-art equipment including leading edge robotics and proteomics facilities tailored for each of Bionomics-research disciplines. The building is planned for completion early in 2002.

Bionomics Limited
ABN 53 075 582 740
Level 1, 77 King William Road
North Adelaide SA 5006
Phone: +61 8 8367 0470
Fax: +61 8 8367 0467
Email: info@bionomics.com.au
Website: www.bionomics.com.au

Bionomics Limited
ABN 53 075 582 740
Level 1, 77 King William Road
North Adelaide SA 5006
Phone: +61 8 8367 0470
Fax: +61 8 8367 0467
Email: info@bionomics.com.au
Website: www.bionomics.com.au

Bionomics Limited



COMPANY PROFILE
2002

COMMERCIALISING GENE DISCOVERIES TO REVOLUTIONISE **MEDICAL TREATMENTS**

Overview

Bionomics Limited is a publicly-listed biotechnology company based in Adelaide, Australia. Bionomics combines its strong genomics-based research focus on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications. The Company concentrates its research and development activities in the areas of breast cancer, epilepsy and angiogenesis (a critical process involved in serious diseases such as cancer, chronic inflammatory diseases and eye diseases). These diseases are in need of improved medical treatments and represent large markets for Bionomics-developed products. Importantly, Bionomics has exclusive access to clinical material and clinical insights, which in combination with its platform of core technologies, diverse set of skills and expertise and strategic academic and commercial collaborations, positions the Company as a world leader in the fields of rapid disease gene and drug discovery, therapeutic and diagnostic product development. Bionomics' commercial opportunities are based upon research in its own laboratories, as well as alliances with leading international companies including Johnson & Johnson Research Pty Ltd, Genmab A/S, Hybrigen Inc and Ozgene Pty Ltd.

Bionomics' gene discoveries have resulted from alliances with leading Australian medical research centres under which the Company can access, develop and market it's research and technologies in return for upfront payments, milestone payments and royalties.

Bionomics' mission is to exploit its broadly based gene, protein and cell biology technologies to discover, develop and sell gene-based products in the global market place. The Company has exclusive access to well-defined clinical material and comprehensive clinical information databases for its discovery programs.


Bionomics
Limited

Bionomics has negotiated with the South Australian Government for the construction of its 2,400 sq metre research facility situated at the Bioscience Precinct in Thebarton, Adelaide. The facility was completed in March 2002 and can accommodate up to 130 people, allowing for the expansion Bionomics is proposing for its R&D activities. The building has been designed to incorporate state-of-the-art equipment to facilitate rapid gene and protein discovery, functional characterisation and validation, and drug discovery for each of Bionomics' research programs.

Business Strategy

Bionomics' business focus is to identify, develop and sell validated targets for new drugs, diagnostics and gene therapies through exploiting its broadly-based gene technologies. This will be achieved by building partnerships with biopharmaceutical companies to develop a pipeline of pharmaceutical products. Bionomics is committed to realising shareholder value through partnering the epilepsy, breast cancer and angiogenesis research programs at an early stage and in turn benefit from the commercial success of the discovery and development of new medical treatments. This commercial success will be achieved through significant licensing fees, milestone payments and future royalties.

Bionomics has a strong Board of Directors and access to advice from an internationally-recognised Scientific Advisory Board. Underpinning the Board's leadership is an experienced senior management team to drive the Company's advancement in the competitive genomics market by focusing specifically on gene and protein discovery, patent protection, and commercial business development. Management capabilities are based on a balance combining scientific expertise and sound commercialisation skills.

Access to clinical material through strategic partnerships with medical research institutes provides the Company with a strong competitive advantage.

Patents and partnerships, underpinned by innovative research, are the major drivers of Bionomics' business strategy moving forward. Genomics is a global industry and the Company's R&D and commercial focus primarily targets international markets. Genomics research gives rise to proprietary information on thousands of drug targets. To date Bionomics has patented over 230 gene discoveries and is actively seeking to build upon the opportunities offered by its current partnerships through the addition of further alliances with international pharmaceutical and biotechnology companies.

Core Capabilities

The core capabilities of Bionomics' operations are:
- genomics research & development;
- strong scientific and commercialisation capabilities; and,
- strategic patent portfolio management.

Bionomics firmly believes that commercialisation of the Company's intellectual property will result in a more personalised approach to the treatment of diseases in the future. The Bionomics business model for the discovery of genes related to epilepsy clearly demonstrates this approach.



Identification of families with epilepsies
Clinical diagnosis, DNA collection
Tissue samples taken
DNA Microarray
Gene mapping and cloning
Identification of putative drug targets
Target validation
Commercialisation
New drugs
Diagnostics

Intellectual Property Position

As Bionomics belongs to a knowledge-based industry, protection of the Company's intellectual property is fundamental to future growth and development. The Company has been extremely active in the filing of patents with the result that over 230 genes are now covered by patent applications arising from its three research projects.



Full Patent (PCT) Filing
Search Report/ Preliminary Examination
International Entry
Epilepsy Gene Discovery Patents
Breast Cancer Gene Discovery Patents
Angiogenesis Gene Discovery Patents
12 Mths
16 Mths
30 Mths

*Granted Australian patent licensed from the WCH

Key Partnerships

Bionomics currently has agreements with three internationally-recognised Australian medical research centres under which it can access, develop and market their research and technologies in return for royalty and milestone payments. The Company funds on-going research work in its three main project areas of epilepsy, breast cancer and angiogenesis through agreements with:
- the Women's and Children's Hospital, Adelaide;
- the Hanson Centre for Cancer Research at the Institute of Medical and Veterinary Science, Adelaide; and,
- the University of Melbourne.

These institutions employ leading edge technology and their researchers have international reputations as leaders in their fields of disease gene identification, combined with an excellent record of publication in high profile, peer reviewed scientific journals.

Bionomics' exclusive access to clinical material and clinical insights, combined with its platform of core technologies, provide a powerful way to facilitate rapid disease gene and protein discovery and position the Company as a world leader within its areas of expertise.



BIONOMICS (Adelaide)
PARTNERSHIPS
1 JOHNSON & JOHNSON (New Jersey) (Sydney)
2 GENMAB (Copenhagen) (The Netherlands) (New Jersey)
3 HYBRIGEN (Dallas)
4 OZGENE (Perth)
RESEARCH LINKS
Women's & Children's Hospital (Adelaide)
Hanson Centre (Adelaide)
University of Melbourne

Johnson & Johnson Genmab Hybrigen Ozgene

In addition to its gene discoveries, Bionomics has entered into four strategic alliances to accelerate and further progress its research and development projects.

Bionomics' breast cancer project is currently benefiting from two strategic alliances. In June 2001 Bionomics announced a strategic alliance with Ozgene Pty Ltd, a leading Australian drug target validation and functional genomics company based in Perth, Western Australia. An important aspect of the future development of drugs to treat breast cancer is the availability of genetic models which reflect the disease process. Ozgene's team are leaders in the development of gene knock-out technology and the models provided under this arrangement speed up Bionomics' ability to capitalise on its breast cancer gene discoveries.

Management

[illegible] BSc (Hons), PhD
Chief Executive Officer and Managing Director

[illegible] BComm
Company Secretary & Finance Manager

[illegible] BSc (Ma), LLB (Hons), GDLP
Vice President Business Development

[illegible] BSc, PhD
Intellectual Property Manager

[illegible] BSc (Hons), PhD
Chief Scientist

[illegible] BSc (Hons), PhD
Head of Genomics

[illegible] BSc (Hons), PhD
Head of Bioinformatics

[illegible] BSc (Hons), PhD
Head of Proteomics

[illegible] PhD
Head of Cell Biology



Key Partnerships cont.

Bionomics' second alliance to boost breast cancer research was announced in September 2001 with Hybrigen Inc. Hybrigen is a privately-held US biotech company based in Dallas, Texas, with proteomic platform technologies to accelerate the identification and characterisation of high-value drug targets. The alliance is significant because the Hybrigen technologies enable Bionomics to discover drug targets in ways that no competitive proteomic technology can match. The two companies will co-own the drug targets developed in this program and intend to form a new entity to commercialise discoveries made during the collaboration. In January 2002, Hybrigen, Inc., and Bionomics expanded their research and development collaboration to include a novel drug target identified by Bionomics in its angiogenesis project.

In March 2002 Bionomics announced a research and development collaboration with Genmab A/S, a European and US-based company with a market capitalisation of around US$500 million. Genmab, a leader in developing fully human antibodies, will collaborate with Bionomics to create and develop antibodies to angiogenesis targets identified by Bionomics. Under the terms of the agreement, the two companies will share equally in the research and development costs and the commercial rights and returns from antibody products they co-develop. The joint research effort will focus initially on two angiogenesis targets identified and patented by Bionomics with the potential for further targets to be added in the future. Genmab will use its fully human antibody technology together with its broad antibody development capabilities of biological assays and animal disease models, to generate and test fully human antibodies to these novel disease targets. Bionomics will screen antibodies generated by Genmab using its novel angiogenesis model and animal disease models to enable the selection of the most appropriate antibody for development. The Genmab collaboration is a very important partnership for Bionomics in a market currently worth more than US$3 billion. Antibody products have shorter development times when compared with typical small molecule drug development. Working with Genmab will see Bionomics accelerate its product rollout from the lab to clinical use and human benefit.

A partnership announced in May 2002 is the collaborative agreement to validate Bionomics' angiogenesis drug targets for Johnson & Johnson Research Pty Ltd (J&J), a member of the Johnson and Johnson global pharmaceutical group. The collaboration will investigate the use of J&J proprietary technology against certain Bionomics' target genes identified using the angiogenesis model developed by Bionomics' collaborators at the Hanson Centre for Cancer Research. In addition, Bionomics and J&J have entered into an agreement for J&J to license Bionomics' drug targets for pharmaceutical product development and worldwide commercialisation. Assuming all development milestones are achieved, Bionomics can expect to receive revenues of $50 million plus royalties on products, based on Bionomics targets marketed by J&J.



R&D Overview

EPILEPSY PROJECT

Epilepsy affects three percent of the population and Bionomics' scientists are focusing on the discovery of genes relating to Idiopathic Generalised Epilepsy, the most common form of the disease. Over one quarter of people suffering from Idiopathic Generalised Epilepsy are unable to adequately control their seizures with currently available medications. An Australian Federal Government R&D Start Grant of approximately $1 million over two years is enabling the Company to increase its commitment to the epilepsy program. Progress in the epilepsy project to date has enabled Bionomics to develop a new paradigm for the discovery of more specific drugs to treat epilepsy. The Company's strategy is to move closer to the clinic with its gene discoveries. Despite the anti-epileptics market being dominated by old, off-patent medicines which are often poorly tolerated and produce adverse side-effects, the current epilepsy drug market is experiencing revenues in the order of US$4 billion with a growth rate of approximately 15 percent per annum. The commercial opportunity on which Bionomics seeks to capitalise is to produce safer, more effective treatments which fulfil the current unmet need left by existing treatments.

BREAST CANCER PROJECT

Breast cancer is the leading cause of death in women between 40 and 50 years of age, with the lifetime risk factor for developing the disease being up to 1 in 10 women. The fact that only five percent of all diagnosed cases result from an inherited predisposition presents an urgent need to improve the understanding of the genetic basis of the disease. Gene therapy has the potential to revolutionise cancer treatment, avoiding chemotherapy and serious disfiguring surgery. Bionomics' scientists have developed a three-pronged approach to identify genes and drug targets associated with breast cancer. The first approach is to discover tumour suppressor genes, which work to suppress activity that could promote the development of breast cancer. The second approach examines anti-angiogenic genes which have been shown to inhibit the growth of cancer by inhibiting blood vessel growth and the third identifies oncogenes which, when expressed uncontrollably, enable the cancer to develop.



The leading gene discovery advances in Bionomics' breast cancer project focus on BNO64 and BNO1. In addition, Bionomics has filed international patent applications for a further 95 genes on chromosome 16 which may be implicated in breast cancer, either by their expression levels, their function or their location in this breast cancer critical region.

BNO64 is a tumour suppressor gene implicated in approximately 50 percent of breast cancers and works by dramatically reducing breast cancer cell growth by 25-fold. For this reason, BNO64 is a prime candidate for gene therapy and early stage diagnostic applications.



- BNO 64



+ BNO 64 = 25 fold reduction in breast cancer cell growth

BNO1 has been shown to be present at reduced levels in breast cancer and prostate cancer cells. When inserted into breast cancer cells, the BNO1 gene restores programmed death. Bionomics is progressing further research relating to increasing levels of BNO1 in breast cancer cells as well as identifying interacting proteins and molecules for this and other breast cancer genes.

Bionomics was awarded an Australian Federal Government R&D Start Grant of $1.74 million to advance the Company's research into breast cancer in December 2001. Work in the coming year will focus on delivery of the genes to breast cancer cells in which the genes are absent, and other preclinical studies to test their potential as gene therapy agents for the treatment of breast cancer. Bionomics' scientists will also investigate the use of these genes as prognostic and diagnostic markers for breast cancer.



Platform Technologies

Bionomics uses its platform technologies of whole genome screening, linkage analysis, positional cloning, gene functional studies, high through-put mutation analysis, bioinformatics, proteomics and DNA Microarray to identify genes and proteins involved in serious medical conditions.

- Clinical and Patient Material
- Genotyping/Linkage Analysis
- LOH Analysis/Cytogenetics
- Positional Cloning
- DNA Database Mining/Bioinformatics
- High Throughput Mutation Analysis
- Functional Analysis
- Animal Models
- DNA Microarray
- Directed Proteomics

ANGIOGENESIS PROJECT

In May 2001 Bionomics secured worldwide rights to a comprehensive set of genes involved in angiogenesis. Angiogenesis is the process which controls the formation of new blood vessels. While the process is essential for healing, it can also be responsible for feeding cancers.

The angiogenesis genes were identified by a novel molecular and cell biological method devised by a team of scientists at the Hanson Centre for Cancer Research in Adelaide's Institute of Medical and Veterinary Science. To date, approximately 180 genes have been identified in Bionomics' angiogenesis project. Of these, some 30 genes are novel, illustrating the power of Bionomics' gene discovery technologies. There are still more than 900 genes to further characterise in this process, creating an R&D milestone objective for 2002.

Angiogenesis research presents significant commercial opportunities for the Company as industry estimates suggest diseases which may be treated by angiogenesis-based therapies encompass 20 percent of the US$322 billion global pharmaceutical market.



Financials

At 31 December 2001, the Company had 39 million shares on issue and a market capitalisation of $29.7 million. The Company also has a number of call options on issue.

As at 31 December 2001, Bionomics had more than $9.9 million cash on hand and $18.9 million in contributed equity. In the six months to 31 December 2001, the operating loss was $1.7 million.

SUMMARY DETAILS OF BIONOMICS' FINANCIAL STATEMENTS:

Year ended 30 June	2002*	2001	2000
	$m	$m	$m
Operating Profit (Loss)	(1.7)	(3.3)	(1.4)
Cash on Hand	9.9	9.8	4.5
Contributed Equity	18.9	15.8	7.4
Net Cash Burn	3.0	3.0	2.0

* For the half year ended December 2001

Outlook

Technology alliances, such as those with Johnson & Johnson Research, Genmab, Hybrigen and Ozgene, enable Bionomics to accelerate its R&D activities and have the potential to add considerable value to the Company's intellectual property portfolio. Bionomics underpins everything it does with a sound business strategy. The main objectives involve:

- exploiting broadly based gene technologies to discover, develop and sell gene-based products in the global market place; and,
- partnering research programs at an early stage and to participate in the success of the resulting products.

Bionomics has achieved significant progress since listing in December 1999. In 2000 the Company focused on establishing a comprehensive gene discovery platform and activated licensing and services agreements to fast track its gene discovery programs and provide unparalleled access to clinical material. In 2001 Bionomics focused on accessing technologies to further accelerate drug target validation, notably the Hybrigen and Ozgene alliances and the addition of the angiogenesis project. In 2002 the focus will be on accessing drug discovery platforms to take our gene discoveries closer to the clinic.

The Company is financially well placed to achieve its commercial and R&D objectives and is committed to realising the value of this new era of medical discovery for the benefit of its shareholders.



Board of Directors

Mr Fraser Ainsworth BComm, FAICD, FCPA
Chairman
Managing Director Potential Energy Pty Ltd; former Managing Director of SAGASCO Holdings Ltd 1988-94; employed with CSR for 26 years, mainly in CSR's resources and energy business, including four years as Managing Director of Adelaide-based Delhi Petroleum Pty Ltd.

Dr Deborah Rathjen BSc (Hons), PhD
CEO and Managing Director
Dr Deborah Rathjen joined Bionomics in June 2000 from Peptech Limited, where she was Manager of Business Development and Licensing. Dr Rathjen was a co-inventor of Peptech's TNF technology and leader of the company's successful defence of its key TNF patents against a legal challenge by BASF, providing Peptech with a strong commercial basis for licensing negotiations with BASF, Centocor and other companies with anti-TNF products. Dr Rathjen has significant experience in research, business development and licensing. She is an expert in the field of cell biology with specific expertise in inflammation and cancer. Dr Rathjen has recently been appointed as a key industry representative on the Federal Government's newly-formed Australian Biotechnology Advisory Council. Dr Rathjen is also a member of the Major National Research Facilities Committee and the Biological Committee of the Industry Research and Development Board.

Dr Chris Henney PhD, DSc
Non-Executive Director
Dr Henney is the President and Chief Executive Officer of Dendreon Corporation, a Seattle-based biotechnology company specialising in the development of cell-based cancer therapies, a position held since May 1995. Dr Henney co-founded ICOS Corporation, another publicly-held US biotechnology company, where from 1989 to 1995 he served as Executive Vice President, Scientific Director and Director. Dr Henney also co-founded Immunex Corporation, a publicly-held US biotechnology company where from 1981 to 1989 he held various positions including Director, Vice Chairman and Scientific Director. He was also a former academic immunologist at Johns Hopkins Medical School and The Fred Hutchinson Cancer Centre. Dr Henney received a DSc for his contributions to Immunology, a PhD in Experimental Pathology and a BSc with Honours from the University of Birmingham, England.

Dr George Morstyn MB BS, PhD, FRACP
Non-Executive Director
Dr George Morstyn is the former Senior Vice President of Development and Chief Medical Officer of Amgen Inc, the world's largest independent biotechnology company specialising in human therapeutics. Dr Morstyn was responsible for the development and regulatory approval of all Amgen products and managed Amgen's interface between the medical community and the Food and Drug Administration. Dr Morstyn has now returned to Australia and is a consultant to Amgen.

Mr Peter Maddern MM, LLB, BEc
Non-Executive Director
Managing Director, Palmerston Projects Pty Ltd. Formerly Executive Director of Bionomics between July 1997 and July 2000 and responsible for the formation of the company and the raising of seed capital from financiers.

Scientific Advisory Board

Professor Grant Sutherland AC, PhD, DSc, FRCPA, FAA, FRS
Former Director of the Department of Cytogenetics and Molecular Genetics, Women's and Children's Hospital, Adelaide.

Professor Mathew Vadas MB BS, BSc (Med), PhD, DSc, FRACP, FRCPA
Director of the Department of Immunology, Institute of Medical and Veterinary Science, Adelaide.

Professor Samuel Berkovic MD, FRACP
Director of the Epilepsy Program, Austin & Repatriation Medical Centre at the University of Melbourne.

Professor Axel Ullrich PhD
Director of the Department of Molecular Biology, Max-Planck Institute for Biochemistry, Martinsried, Germany; founder of Sugen, Inc. (California) and Virgene AG (Germany).

Professor Erkki Ruoslahti MD, PhD
President and CEO of the Burnham Institute in La Jolla, California.

Professor Ashley Dunn MPhil, PhD
Associate Director, Ludwig Institute for Cancer Research (Melbourne Branch); Professorial Fellow of the University of Melbourne; founding partner of Quintessential Science Pty Ltd.

Bionomics Limited

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street, Thebarton, South Australia, 5031, Australia
Phone: +61 8 8354 6100 Fax: +61 8 8354 6199
Email: info@bionomics.com.au Website: www.bionomics.com.au

Bionomics Limited

3 October 2001

[ ]
[ ]
[name and address of shareholder]
[ ]
[ ]

Dear Shareholder

ANNUAL GENERAL MEETING

I am pleased to invite you to attend the Annual General Meeting of Bionomics Limited to be held at 11.00 am on Thursday 8 November 2001, in the Grevillea Room, Lower Lobby Level, Hyatt Regency, North Terrace, Adelaide. The Notice of Meeting and Explanatory Notes are enclosed, together with Bionomics' 2000-2001 Annual Report.

If you are unable to attend the meeting in person, I encourage you to return the enclosed proxy form. The proxy form should be returned in the envelope provided, or faxed to our Share Registry on (08) 8236 2305 so that it is received by 11.00 am on Tuesday, 6 November 2001.

I look forward to your attendance at the meeting.

Yours sincerely

[signature]

Fraser Ainsworth
Chairman

Bionomics Limited

3 October 2001

[ ]
[ ]
[name and address of optionholding]
[ ]
[ ]

Dear Optionholder

I am pleased to enclose a copy of the Bionomics Limited 2000-2001 Annual Report.

The Company's Annual General Meeting will be held at 11.00 am on Thursday, 8 November 2001, in the Grevillea Room, Lower Lobby Level, Hyatt Regency, North Terrace, Adelaide. You are most welcome to attend the meeting, although if you are not a shareholder at the record date (7 November 2001) you may not vote at the meeting. Of course, if you exercise your options prior to the expiry date of 30 November 2001, you will be able to attend next year's Annual General Meeting as a shareholder.

Yours sincerely

[signature]

Fraser Ainsworth
Chairman

Bionomics Limited

3 October 2001

NOTICE OF ANNUAL GENERAL MEETING

Notice is given that the Annual General Meeting of Bionomics Limited (**"the Company"**) will be held in the Grevillea Room, Lower Lobby Level, Hyatt Regency, North Terrace, Adelaide, at 11.00 am on Thursday, 8 November 2001, to transact the business set out below.

Members should refer to the accompanying Explanatory Notes for further information concerning the business to be transacted at this meeting.

ORDINARY BUSINESS

1. *Financial Statements and Reports*

To receive and consider the Company's Financial Report for the financial year ended 30 June 2001 and the accompanying Directors' Report and Auditors' Report.

2. *Election of Non-executive Director*

Dr. Warren Kinston will be retiring at the Annual General Meeting by rotation in accordance with the Company's Constitution and will not be offering himself for re-election.

Dr George Morstyn, having been appointed by the Board in the period since the Company's last Annual General Meeting, retires in accordance with the Company's Constitution and, being eligible, offers himself for election.

SPECIAL BUSINESS

3. *Approval of Issue of Shares to Directors*

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the issue of fully paid ordinary shares in the Company to the following Directors in the quantities specified is approved for the purpose of Listing Rule 10.11 of the ASX Listing Rules:

Fraser Ainsworth	*20,652*
Dr Christopher Henney	*12,391*
Dr Warren Kinston	*4,447*
Peter Maddern	*12,391*
Dr George Morstyn	*11,067*

4. *Approval of Issue of Shares made on 7 June 2001 and 19 July 2001*

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That the issue of 3,845,097 fully paid ordinary shares in the Company made on 6 June 2001 and 19 July 2001 specified in the Explanatory Notes accompanying the Notice of this Annual General Meeting is approved for the purpose of Listing Rule 7.4 of the ASX Listing Rules.

5. *Approval of Issue of Options made on 6 August 2001*

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That the issue to BNP Paribas Equities (Australia) Limited of 100,000 share options in the Company made on 6 August 2001 specified in the Explanatory Notes accompanying the Notice of this Annual General Meeting is approved for the purposes of Listing Rule 7.4 of the ASX Listing Rules.

6. *Approval of Proposed Issue of Options to Dr George Morstyn*

That the issue to Dr George Morstyn of 200,000 share options specified in the Explanatory Notes accompanying the Notice of this Annual General Meeting is approved for the purpose of Listing Rule 10.11 of the ASX Listing Rules.

7. *Approval of Proposed Issue of Options to Dr Thomas Gonda*

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That the issue to Dr Thomas Gonda of 300,000 share options specified in the Explanatory Notes accompanying the Notice of this Annual General Meeting is approved for the purpose of Listing Rule 7.1 of the ASX Listing Rules.

VOTING EXCLUSION STATEMENT

1. In relation to Resolution 3, in accordance with Listing Rule 10.13.6 of the ASX Listing Rules, the Company will disregard any votes cast on the resolution by or on behalf of the Directors specified in the resolution and any of their associates.

2. In relation to Resolutions 4 and 5, in accordance with Listing Rule 7.5.6 of the ASX Listing Rules, the Company will disregard any votes cast on the resolution by or on behalf of a person to whom securities in the Company were issued pursuant to an issue referred to in the Resolution and an associate of any such person.

3. In relation to Resolution 6, in accordance with Listing Rule 10.13.6 of the ASX Listing Rules, the Company will disregard any votes cast on the resolution by or on behalf of Dr George Morstyn and any associate of Dr George Morstyn.

4. In relation to Resolution 7, in accordance with Listing Rule 7.3.8 of the ASX Listing Rules, the Company will disregard any votes cast on the resolution by or on behalf of Dr Thomas Gonda and any associate of Dr Thomas Gonda.

Despite the foregoing, the Company is not required to disregard a vote if (a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form or (b) by the Chairman of the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

PROXIES AND CORPORATE REPRESENTATIVES

A member who is entitled to vote at this meeting may appoint a proxy who need not be a member of the Company. For the convenience of members a proxy appointment form is enclosed. A member who is entitled to cast more than one vote may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise.

In order to be valid the proxy form must be received by the Company at the address or facsimile number specified below, along with any power of attorney or certified copy of a power of attorney (if the proxy form is signed pursuant to a power of attorney), by no later than 48 hours before the Annual General Meeting (i.e., *by no later than 11.00 am, 6 November 2001*):

Bionomics Limited c/- Computershare Registry Services Pty Ltd Level 5, 115 Grenfell Street ADELAIDE SA 5000	**or**	Bionomics Limited c/- Computershare Registry Services Pty Ltd GPO Box 1903 ADELAIDE SA 5001

***or** facsimile: (08) 8236 2305.*

A member who is a body corporate may appoint an individual as a representative to exercise the member's voting rights at the Annual General Meeting pursuant to section 250D of the Corporations Act. Representatives will be required to present documentary evidence of their appointment on the day of the meeting.

Pursuant to section 1109N of the Corporations Act, the Directors have determined that the

General Meeting will be as it appears on the share register as at 7.00 pm (Adelaide time) on 7 November 2001.

By order of the Board

Jill Mashado
Company Secretary

3 October 2001

Bionomics Limited

3 October 2001

EXPLANATORY NOTES

These explanatory notes have been prepared to assist shareholders with their consideration of the resolutions set out in the Notice of Annual General Meeting dated 3 October 2001.

ORDINARY BUSINESS

Dr Warren Kinston and Dr George Morstyn will retire at the Annual General Meeting as required by the Company's Constitution. Dr Kinston does not offer himself for re-election. Dr Morstyn offers himself for election, being eligible to do so.

Dr Morstyn was appointed as a director of the Company on 8 August 2001. He is currently Senior Vice President of Development and Chief Medical Officer of Amgen Inc., the world's largest independent biotechnology company specialising in human therapeutics. Prior to joining Amgen in 1991, he conducted clinical and laboratory research at The Ludwig Institute for Cancer Research and at the University of Melbourne. In addition to his research, Dr Morstyn worked as a physician in the Department of Medical Oncology at The Royal Melbourne Hospital and in 1990 was appointed Director of Medical Oncology at The Austin Hospital. Dr Morstyn has authored more than 120 publications on various aspects of cancer research and is a member of numerous professional associations.

SPECIAL BUSINESS

BACKGROUND

Resolutions 3 through to 7 (inclusive) contained in the Notice of Annual General Meeting are being put before shareholders for the purpose of ASX Listing Rules 7.1, 7.4 and 10.11.

Broadly speaking, Listing Rule 7.1 provides that a listed company may issue in aggregate up to 15% of its fully paid ordinary shares within a 12 month period without shareholder approval. The shares placed by BNPPE (see Resolution 4) and the issue of share options to BNPPE (see Resolution 5) were made within this limit and therefore shareholder approval was not required for the issue of these shares and share options.

As a result of the share placement and the share options, the Company cannot make any further significant issues of securities without shareholder approval (due to the 15% limit) (other than under an exception to Listing Rule 7.1, examples of which are, the proposed issues under Listing Rule 10.11 in Resolutions 3 and 6). It is therefore necessary for the Company to seek shareholder approval (under Resolution 7) to enable it to issue the share options to Dr Thomas Gonda.

Under Listing Rule 7.4, the Company can renew its ability to issue securities without obtaining shareholder approval of issues of securities made by the Company in the preceding 12 months. The Company therefore seeks shareholder approval (under Resolutions 4 and 5) of the issue of the share placement and the BNPPE share options. Going forward, this would give the Company the ability to issue further securities of up to almost 15% of its issued capital without needing to obtain shareholder approval. The Board believes that this will provide the Company with the flexibility necessary to raise additional capital as and when appropriate.

Listing Rule 10.11 requires a listed entity to obtain shareholder approval for the issue of securities to related parties, which includes a director of the Company. As a consequence, the Company is required to obtain shareholder approval before issuing shares to the non-executive directors (under Resolution 3) and share options to Dr George Morstyn (under Resolution 6). As discussed above, the 15% limit imposed by Listing Rule 7.1 does not include issues approved under Listing Rule 10.11. Shareholders should note that, if they pass Resolution 3 or 6, it is not necessary for the Company to seek separate shareholder approval of the proposed issues under Listing Rule 7.1.

The Board proposes to issue shares to each of the Company's Non-executive Directors in lieu of one third of their Directors' fees. The Board believes this is beneficial for the Company since it conserves the Company's cash reserves and further aligns Non-executive Directors' interests with the interests of shareholders.

At last year's Annual General Meeting, held on 1 November 2000, shareholders approved the issue of shares to cover the period 11 November 1999 to 30 June 2001. At that time the Board also advised shareholders of the Board's intention to implement a similar arrangement in subsequent years.

Resolution 3 is to enable the issue of shares to Non-executive Directors in lieu of one third of their Directors' fees for the financial year ended 30 June 2002 (**"the Payment Period"**).

The Board has used a weighted average share price to calculate the number of shares to be issued in lieu of one third of the fees payable for the Payment Period. The weighted average share price used in respect of the Payment Period has been calculated by reference to the first 2 months of the Payment Period.

The weighted average share price for the Payment Period is shown below:

Payment Period	***Period for determining weighted average share price***	***Weighted average share price***
1/7/2001 to 30/6/2002	1 July 2001 – 31 August 2001	$0.807

The Non-executive Directors' fees payable in respect of the Payment Period are:

	1 July 2001 to 30 June 2002
Chairman	$50,000
Directors	$30,000

Based on one third of these amounts, the number of shares proposed to be issued to each Non-executive Director under the arrangement described above is as follows:

Non-Executive Director	***With respect to financial year ended 30 June 2002***
Fraser Ainsworth	20,652
Christopher Henney	12,391
Warren Kinston *	4,447
Peter Maddern	12,391
George Morstyn **	11,067

* Warren Kinston will retire as a Non-executive Director on 8 November 2001.
** George Morstyn was appointed a Non-executive Director on 8 August 2001.

The Company proposes to issue the shares to the Directors by no later than 1 December 2001. The shares to be issued will carry the usual rights applicable to ordinary shares in the Company and will, from their date of issue, rank equally with fully paid ordinary shares currently on issue.

Shareholders should note that the Board intends to implement a similar arrangement for subsequent financial years.

RESOLUTION 4 – Approval of Issue of Shares

Resolution 4 of the Notice of Annual General Meeting seeks shareholder approval for the issue of ordinary shares relating to the private share placement announced on 31 May 2001.

A total of 3,495,097 ordinary shares were issued on 7 June 2001 and the remaining 350,000 on 19 July 2001. The shares were issued as fully paid at an issue price of $1.05 per share. As stated in the Company's announcement to the ASX of 31 May 2001, the placement price of $1.05 per share represents a 6.9% discount on the 5-day average closing price of the Company's shares prior to the

day the terms of the placement were agreed with the placement arranger, BNP Paribas Equities (Australia) Limited ("**BNPPE**").

The shares will carry the same rights as those applicable to other ordinary shares in the Company and will, from their date of issue, rank equally with fully paid ordinary shares in the Company currently on issue. The recipients of the shares, and the number of shares issued to each of them, are set out below:

Name of Investor	*Number of Securities Received*
Arnott Options Pty Limited	100,000
B & G Levy	100,000
BNP Paribas Equities Private	57,000
Eclectic Investments	250,000
Greenslade Holdings Pty Ltd	47,620
Henley Capital Pty Ltd	350,000
Hudson Securities Pty Limited	750,000
Invesco	200,000
Jobbers Group	100,000
Linwar Nominees Pty Ltd	85,477
Lowy Family Fund	1,000,000
Merrill Lynch Asset Management	300,000
Mirrabooka Investments Limited	250,000
Pentacala Trading Pty Ltd	80,000
Tyndall Australia Ltd	100,000
Vicaro Investments	75,000

Funds raised by the issue of these shares will be used to continue funding existing research projects focussing on those areas of research which will allow the Company to both enhance the value of its existing breast cancer and epilepsy intellectual property and to also broaden its portfolio of intellectual property.

RESOLUTION 5 – Approval of Issue of Share Options to BNPPE

Resolution 5 of the Notice of Annual General Meeting seeks shareholder approval for the issue of 100,000 share options to BNPPE by the Company on 6 August 2001.

The Company engaged BNPPE to arrange the share placement. BNPPE's fee for arranging the share placement was $124,954 and 100,000 share options in the Company. The Board considers that such a fee arrangement was in the interests of the Company as it conserves the Company's cash reserves and aligns BNPPE's interests with the interests of the Company's shareholders.

Each option entitles BNPPE to subscribe for 1 fully paid ordinary share in the Company at a price of $1.40 per share at any time during the option exercise period. The exercise period of the options is 30 July 2001 to 29 July 2003 inclusive. The options will not be quoted on the ASX.

In the event that the share options are exercised, the Company expects that the funds raised will be used for the Company's research and development projects.

RESOLUTION 6 – Approval of Issue of Share Options to Dr George Morstyn

Resolution 6 of the Notice of Annual General Meeting seeks shareholder approval for the proposed issue of share options to Dr George Morstyn. Dr Morstyn was appointed as a non-executive director of the Company on 8 August 2001.

The Company is proposing to issue 200,000 options to Dr Morstyn for no consideration (but with an exercise price as described below). The Board considers that such an arrangement is in the Company's interests as it aligns the interests of Dr Morstyn with the interests of the Company's shareholders.

Each option entitles Dr Morstyn to subscribe for 1 fully paid ordinary share in the Company at a price of $0.95 (25% above the average Company share price over the seven days preceding Dr Morstyn's appointment) per share at any time during the option exercise period. The options are expected to be issued by 1 December 2001 however the Company may take up to 1 month from the date of this Annual General Meeting to issue the options.

The exercise period of the options will be taken to be 8 August 2002 to 8 August 2007. If Dr Morstyn ceases to be a Director of the Company for any reason, the Board may direct that the exercise period ceases 1 month after the date Dr Morstyn ceases to be a Director. The options will not be quoted on the ASX.

In the event that the share options are exercised, the Company expects that the funds raised will be used for the Company's research and development projects.

RESOLUTION 7 – Approval of Issue of Share Options to Dr Thomas Gonda

Resolution 7 of the Notice of Annual General Meeting seeks shareholder approval for the proposed issue of share options to Dr Thomas Gonda, the Company's Chief Scientist.

The Company is proposing to issue 300,000 share options to Dr Gonda for no consideration (but with an exercise price as described below). The Board considers that such an arrangement is in the Company's interests as it aligns the interests of Dr Gonda with the interests of the Company's shareholders. The Company has confirmed that the number of options to be issued to Dr Gonda, and the terms and conditions upon which they will be issued, are consistent with the market remuneration for chief scientists in the biotechnology industry in Australia.

The share options will be divided evenly into three categories – 100,000 First Category Options, 100,000 Second Category Options and 100,000 Third Category Options. The share options will not be quoted on the ASX.

Each First Category Option will entitle Dr Gonda to subscribe for 1 fully paid ordinary share in the Company at a price of $1.20 per share at any time during the option exercise period. Each Second Category Option will entitle Dr Gonda to subscribe for 1 fully paid ordinary share in the Company at a price of $1.40 per share at any time during the option exercise period. Each Third Category Option will entitle Dr Gonda to subscribe for 1 fully paid ordinary share in the Company at a price of $1.80 per share at any time during the option exercise period.

The closing price of the Company's shares on the day preceding the date of Dr Gonda's employment contract with the Company was $1.04. The vesting dates (being the dates on which Dr Gonda becomes entitled to the options) and the dates on which the options become exercisable are set out in the table below:

Category and number of options	*Exercise price*	*Vesting Date*	*Date options become exercisable*
First Category			
60,000	$1.20	14 May 2002	14 May 2003
40,000	$1.20	14 May 2003	14 May 2004
Second Category			
20,000	$1.40	14 May 2003	14 May 2004
60,000	$1.40	14 May 2004	14 May 2005
20,000	$1.40	14 May 2005	14 June 2006
Third Category			
40,000	$1.80	14 May 2005	14 May 2006
60,000	$1.80	13 May 2006	14 May 2006

Dr Gonda must not assign, transfer or otherwise deal with a share option without the Company's prior written consent, which consent must not be unreasonably withheld. The options are expected to be issued by 1 December 2001 however the Company may take up to 3 months from the date of this Annual General Meeting to issue the options.

[illegible] 5th [illegible] of the date on which they became exercisable. If Dr

will lapse. Options that have already vested will become exercisable on the date Dr Gonda ceases employment with the Company (if they are not already exercisable). The Board may direct that the exercise period of options that have already vested may thereafter run for 1 month only, after which the options will lapse.

In the event that Dr Gonda exercises his options, the Company expects that funds raised will be used for the Company's research and development projects.

Adelaide
3 October 2001

Bionomics Limited

ACN 075 582 740

PROXY FORM

[ ]
[ ]
[name and address of shareholding]
[ ]
[ ]

APPOINTMENT OF PROXY

I/We being a member of Bionomics Limited appoint:

☐ the Chairman of the meeting (mark with an 'X') **OR** ....
please print name of proxy or office held by proxy (if not the Chairman of the meeting)

or failing him/her, or if no person is named, the Chairman of the meeting, as my/our proxy to vote for me/us on my/our behalf, in accordance with the directions below, at the Annual General Meeting of the Company to be held on Thursday, 8 November 2001 and at any meeting held subsequent and pursuant to an adjournment of that meeting.

RESOLUTION		FOR	AGAINST	ABSTAIN
2	Election of Dr George Morstyn	☐	☐	☐
3	Approval of issue of shares to Directors	☐	☐	☐
4	Approval of issue of shares made on 7 June 2001 and 19 July 2001	☐	☐	☐
5	Approval of issue of options made on 6 August 2001 to BNP Paribas Equities (Australia) Limited	☐	☐	☐
6	Approval of proposed issue of options to Dr George Morstyn	☐	☐	☐
7	Approval of proposed issue of options to Dr Thomas Gonda	☐	☐	☐

To direct the proxy to cast votes covered by this proxy form in a particular manner on a resolution, place a tick or a cross in the relevant box. Unless the proxy is directed, he/she may vote as he/she thinks fit.

Individuals	**Bodies Corporate**
Individual, Joint Holder 1 or Attorney	Sole Director and Sole Company Secretary
	OR
Joint Holder 2	Director / Secretary Director
	OR
Joint Holder 3	Director / Secretary / Attorney (Affix Seal here if required)

If two proxies are being appointed, the proportion or number of votes this proxy is appointed to represent is: ....

SIGNING REQUIREMENTS

Individuals	**Bodies Corporate**
Individual shareholders and Attorneys must sign where indicated. If there are joint holders, this form may be signed by any one holder. Please insert the date in the space provided.	This form must be either: (i) executed under seal; or (ii) signed by two directors or a director and a secretary in accordance with section 127(1) of the Corporations Act; or (iii) signed by a duly authorised director, secretary or attorney; or (iv) signed by a sole director and sole company secretary in accordance with section 127(1) of the Corporations Act. Please insert the date in the space provided.
Unless previously provided, any person acting as an Attorney must provide the Company with the original or a certified copy of their relevant power of attorney.	

INSTRUCTIONS

A member who is entitled to vote at the meeting may appoint a proxy who need not be a member of the Company to exercise some or all of their votes at the meeting.

A member who is entitled to cast more than one vote may appoint not more than two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If a member appoints two proxies, neither proxy may vote on a show of hands. If you wish to appoint two proxies please contact the Company for a second proxy form or use a photocopy of this form. Both forms should be completed specifying the proportion of votes or the number of votes given to each proxy. If a proportion or number is not specified, each proxy will be entitled to exercise half of your votes.

In order to be valid this proxy form must be received by the Company at the address or facsimile number specified below, along with any power of attorney or certified copy of a power of attorney (if the proxy form is signed pursuant to a power of attorney), by no later than 48 hours before the Annual General Meeting (i.e., *by no later than 11.00 am, 6 November 2001*):

Bionomics Limited
c/- Computershare Investor Services Pty Limited
Level 5, 115 Grenfell Street
ADELAIDE SA 5000

or

Bionomics Limited
c/- Computershare Investor Services Pty Limited
GPO Box 1903
ADELAIDE SA 5001

or facsimile: (08) 8236 2305.

Bionomics Limited



2000-2001
ANNUAL REPORT

vision and values

Within its areas of expertise, Bionomics aims to be a world leader in the business of producing validated drug targets and other gene-based products. Bionomics aims to achieve this using both the knowledge and skills of its staff and the staff in the established research institutions with which it is affiliated and a broad range of genomic, genetic and molecular and cell biology techniques accessed through those institutions.

Bionomics has established the following as a list of those things that will motivate and determine the behaviour of the Bionomics team of people:–

- The interests of shareholders as a whole.
- The opportunity to contribute to the formation of a vigorous Australian biotechnology industry and be part of the new technology base essential for South Australian and national economic growth.
- Incentives for the founders and supporters who took risks, and for the Board, senior management and scientists on whom the future success of the Company depends.
- The broader satisfaction and fulfilment for the Bionomics team that will result from achieving the Company's vision, especially in terms of the benefits to community health.
- The occupational health and safety of people associated with Bionomics.

Bionomics Limited

directory and contents

Directors

Mr Fraser Ainsworth	Chairman
Dr Deborah Rathjen	Managing Director
Dr Chris Henney	Non-Executive Director
Dr Warren Kinston	Non-Executive Director
Mr Peter Maddern	Non-Executive Director
Dr George Morstyn	Non-Executive Director

Senior Management

Dr Deborah Rathjen	Chief Executive Officer
Dr Thomas Gonda	Chief Scientist
Ms Jill Mashado	Financial Administrator & Company Secretary

Scientific Advisory Board

Professor Grant Sutherland	Co-Chair
Professor Mathew Vadas	Co-Chair
Professor Samuel Berkovic	
Professor Erkki Ruoslahti	
Professor Axel Ullrich	

Registered Office

Level 1, 77 King William Road, North Adelaide SA 5006
Telephone: +61 8 8367 0470
Fax: +61 8 8367 0467
E-mail: reception@bionomics.com.au

Share Registry

Computershare Registry Services Pty Ltd
Level 1, 115 Grenfell Street, Adelaide SA 5000

Solicitors

Johnson Winter & Slattery
211 Victoria Square, Adelaide SA 5000

Corporate Advisors

Grant Samuel Corporate Finance
Level 30, Colonial Centre, 52 Martin Place, Sydney NSW 2000

Auditors

PricewaterhouseCoopers
Santos House, 91 King William Street, Adelaide SA 5000

Patent Attorneys

Annual General Meeting

Date: Thursday, 8 November 2001
Venue: Hyatt Regency Adelaide
Grevillea Room 1 & 2



2000/2001

Highlights

Corporate

- In March 2001 Bionomics announced plans to build new research laboratories and administrative offices at the Adelaide bioscience precinct at Thebarton.
  The multi-million dollar facility is being established as a ten-year lease/purchase arrangement with the South Australian Government. Completion is expected mid-March 2002.
- Leading Australian cancer researcher, Dr Tom Gonda, joined Bionomics as Chief Scientist in May 2001. Dr Gonda is a molecular biologist with over 20 years experience researching cancer and blood cell formation (haemopoiesis).
- In June 2001 Bionomics announced a strategic alliance with Ozgene Pty Ltd, a leading Australian drug target validation and functional genomics company based in Perth. The alliance is designed to supercharge Bionomics' gene research into the treatment and cause of breast cancer by giving the Company access to unique genetic tools and models using a technology for which Ozgene is internationally recognised.
- Bionomics announced the appointment of leading US biotechnology executive, Dr George Morstyn, to the Board in August 2001. Dr Morstyn is the Senior Vice President and Chief Medical Officer independent biotechnology company specialising in human therapeutics.

Finance

- In July 2000 Bionomics raised $4.75 million (net of costs) by way of a placement of 5,155,000 new ordinary shares. This was followed in May 2001 by a placement of 3,845,097 new ordinary shares to raise $3.91 million (net of costs). The funds raised by these placements will be used to build upon and broaden Bionomics' intellectual property in breast cancer, epilepsy and angiogenesis research.
- The operating loss of the Company after income tax for the year ended 30 June 2001 was $3,279,252.
- Net cash outflow for the year to 30 June 2001 was $3.04 million.
- Research and development (R&D) expenditure for the year was $2.04 million.
- Cash on hand at 30 June 2001 was $9.83 million.

Research and Development

- In September 2000 Bionomics announced the first gene discovery from its breast cancer project. The BNO64 gene is less active in a number of breast cancer cell lines. Bionomics' scientists have subsequently advanced the research milestones on BNO64 by demonstrating that it dramatically reduces breast cancer

"Further good progress on creating sustainable shareholder value"

a message from the Chairman



Dear Shareholders

This is Bionomics' second Annual Report since the Company's ASX listing in December 1999. I am delighted that this report confirms that Bionomics has, over the last year, made further significant progress on both scientific and business fronts. This progress, together with our excellent performance against the research and development milestones set out in our first Annual Report, are comprehensively dealt with in Dr Rathjen's Chief Executive Officer's report. The progress and achievements are also clear evidence that we are indeed creating sustainable shareholder value.

Biotechnology Sector Growth Continues

The biotechnology industry continues to produce remarkable results – results which enhance our understanding of the systems and processes involved in serious human diseases and conditions.

In last year's Annual Report, we observed that the world is witnessing a new era in medical research and discovery in a particular part of the biotechnology industry, namely genomics. Bionomics is a significant example of the progress being made in the identification of genes associated with the onset and progression of disease. Bionomics associated with epilepsy and breast cancer, and on the discovery of genes which control the growth of blood vessels, areas of considerable commercial potential where there is also a clear need for new approaches to treatment and diagnosis.

As we have previously observed, biotechnology industry research and development, and the commercialisation processes involved, have substantial risks. However, the rewards for success are high. Furthermore, the products of genomics research are bringing about faster and lower cost discovery and development of effective gene-based treatments of disease.

One recent example of this contribution is the gene-based product, Glivec. Glivec is produced by the pharmaceutical company, Novartis, and targets a gene on the so-called Philadelphia Chromosome associated with chronic myelogenous leukaemia. Glivec was granted approval by the USA Food and Drug Administration (FDA) after only three years of study and development, a process which typically takes approximately seven years to complete. This drug has a 90 percent cure rate and fewer side-effects than many

A clear indicator of the performance and potential of the biotechnology industry is the significant level of investment in the sector. For example, the aggregate market valuation of the listed genomics sector in the USA was at 30 June 2001 about US$60 billion.

The Australian biotechnology industry, whilst still very small on a global scale, is growing rapidly. For example, over the 18 months to 31 March 2001, the estimated number of Australian-based core biotechnology companies grew by 60 percent from 120 to 190, and the market capitalisation of the ASX listed biotechnology sector has grown by about 50 percent from $10 billion at 30 June 2000 to $15.5 billion at 30 June 2001[1].

In addition, both Federal and State Governments have, in effect, endorsed the national importance and growth prospects of the Australian biotechnology industry by increased public sector investment in the industry, together with a range of other supportive initiatives, particularly in relation to infrastructure provision and collaborative alliances.

Acknowledgement of South Australian Government Support

A specific example of this endorsement is the significant financial support by the South Australian Government towards the construction of our Research Facility, which Dr Rathjen more fully describes in her report. We gratefully acknowledge this support by the South Australian Government.

Our response to the competitive environment

We expect that there will be a significant number of additional new entrants into the genomics sector, at least some of which will be in direct competition with Bionomics. Competition has also increased further as a result of completion of the initial mapping of the human genome.

The competitive environment demands that our research programs lead to commercial success. To achieve this we have developed strategies comprised of:

- Sound business plans, an experienced team to implement those plans, and the financial capacity to do so;
- A balanced portfolio of projects in areas where there is a clear need for new medical approaches and where our technologies and people contribute to a global competitive advantage;
- Strong intellectual property protection;
- The use of strategic alliances to better access technology and know how; and,
- Alignment of the interests of our scientists and other stakeholders with those of our shareholders as a whole.

Financial Capacity

On 31 May 2001 the Company announced the placement of 3,845,097 new ordinary shares, raising $3.91 million (net of costs).

In last year's Annual Report we presented an indicative picture of cash flows over the two years to 30 June 2002.

This picture indicated likely cash reserves at 30 June 2002 of $5.0 million. After taking into account the placement proceeds referred to above, latest indications are that this figure will be exceeded.

Indeed, subject to the important assumptions noted below, the latest outlook is that we have firm funding of the Company's activities for between two and three years, at currently envisaged Research and Development investment levels of about $4.0 million per year.



The key assumptions relevant to this outlook are:–

- Cash inflows include $2.8 million (net of costs) arising from the exercise of the float. These options are exercisable by 30 November 2001. As we announced in August 2001, the proceeds arising from the exercise of these options have been fully underwritten.
- No account has been taken of:
  - additional capital raisings
  - additional R&D Start Grants
  - cash inflows from the commercialisation activities described in this report.

Additional cash inflows arising from each of the above are distinct possibilities.

Against this background, we believe that the Company has the financial capacity to achieve the objectives described in this report.

Board Changes

Dr Warren Kinston is retiring from the Board at the next Annual General Meeting and does not seek re-election.

Dr Kinston believes that Bionomics has been launched successfully and he now needs to deal with other responsibilities and to pursue other opportunities.

Those involved in the formation of Bionomics (especially the founding scientists), well appreciate the thought, effort and commitment that Warren has put into the Company – helping it grow from a conceptual spark ahead of its time to the present ASX listed company valued by the market at about $20 million, at the date



Dr Kinston brought to Bionomics a sense of humour, positivity and an unusually incisive, if sometimes provocative, appraisal of situations. We wish him the very best in the future.

On 7 August 2001 we announced the appointment of Dr George Morstyn as a Non-Executive Director of Bionomics. Dr Morstyn is currently Senior Vice President of Development and Chief Medical Officer of Amgen Inc., the world's largest independent biotechnology company specialising in human therapeutics. Dr Morstyn's strong background in medical research, particularly in the area of cancer research, combined with his extensive international commercial experience, will be valuable to Bionomics. We welcome George to the Board, and his return to Australia with his family early in 2002.

Bionomics breast cancer researcher

The contribution of the Bionomics team has been substantial

The achievements described in this report would not have been possible without the skills, hard work and deep commitment of the Bionomics team of people, including the scientists working on Bionomics' projects in each of the three research institutes with which we have services agreements. These attributes have been exemplified by the Chief Executive Officer, Dr Rathjen. The Board gratefully acknowledges the efforts of Dr Rathjen and the Bionomics team.

Outlook

Bionomics is at an exciting stage of development in the rapidly growing genomics sector of the biotechnology industry.

Having achieved the Research and Development milestones set out in the Company's Prospectus and first Annual Report, Bionomics is well positioned to enter the next phase of our commercial development. The Company's strategy is based on our expertise in the discovery of genes to develop products for the diagnosis and treatment of serious medical conditions. Our focus in the coming year is to generate growth in the value of our intellectual property in the areas of breast cancer, epilepsy and angiogenesis. Specific, project by project research and development milestones for the year ahead are set out on pages 9 to 11 of this Report.

We have a strong management team and Board of Directors, underpinned by an internationally-recognised Scientific Advisory Board. In addition, the quality and credibility of our science and our people is underlined by our notable successes in achieving Federal and State Government research and infrastructure funding.

We have the financial capacity to implement the specific plans described in this Report. More importantly, our milestone achievements to date are further evidence that we have the people and the science to succeed in this rapidly growing genomics sector.

Notwithstanding the risks, the outlook for Bionomics is both positive and exciting.

Fraser Ainsworth
CHAIRMAN

11 September 2001

"We will continue to develop our intellectual property against a backdrop of forging corporate alliances to realise shareholder value"



report from the Chief Executive Officer

Bionomics' first full year as a public company has been marked by four major advances:

- We made significant gene discoveries in both our epilepsy and breast cancer projects. Over 100 genes are now covered by patent applications arising from research projects.
- We acquired world-wide rights to genes involved in angiogenesis, a process of considerable pharmaceutical interest.
- We expanded our capacity to undertake functional genomics studies and to validate drug targets.
- We established our first corporate alliance aimed at enhancing the competitive advantage of Bionomics within the genomics sector of the biotechnology industry.

This progress in the Company's objectives has been recognised by the award of a Federal Government R&D Start Grant for the epilepsy project and a Biotechnology Innovation Fund grant for the application of leading-edge antisense technology in our breast cancer project.

R&D Milestones Achieved

At the beginning of the financial year a number of R&D milestones were set out. The following table outlines our achievements as they relate to our R&D milestones.

2000/2001 R&D MILESTONES	ACHIEVEMENTS
1) Isolation of further genes associated with Idiopathic Generalised Epilepsies (IGEs). The IGEs constitute some 30% of the total epilepsy market and some 40% of the inherited epilepsies and, hence, these forms of epilepsy are of commercial significance.	• 18 July 2000 Filing of patent application covering a framework for the genetic basis of common epilepsies. • 20 December 2000 Filing of patent application covering epilepsy gene polymorphisms. • 10 May 2001 Filing of patent application covering mutated sodium channel genes associated with epilepsy. • Patent applications filed in May and June

2000/2001 R&D MILESTONES	ACHIEVEMENTS
2) Functional analysis of epilepsy genes using cell culture systems and other models of epilepsy. In addition to genetic information, functional information is required in order to secure intellectual property rights and to provide a basis for the discovery of new drugs to treat epilepsy.	• Bionomics has now identified in excess of 30 changes in voltage gated and ligand gated ion channel genes that may be associated with epilepsy. • Cell culture based functional studies were initiated in August 2000 in the laboratory of Dr Steven Petrou, Department of Physiology, University of Melbourne. • Whilst these studies are ongoing, work to date has enabled a paradigm to be established that epilepsy is caused by ion channel defects which serve to either increase excitation or decrease inhibition of the channel.
3) Isolation of further genes associated with breast cancer. Bionomics' research is focused on a specific region of human chromosome 16 known as 16q24.3. The loss of genes from this region is associated with the early stages of breast cancer and Bionomics has sought to identify all the genes within this region.	• Bionomics announced provisional and PCT patent filings covering genes found on human chromosome 16 in September, November and December 2000. • In January and February 2001, further patent applications were made by the Company. • Four key genes are now under intense investigation as candidate tumour suppressor genes. These genes are BN064, TGS16, TGS18 and BN01. • BN064, which is absent or significantly reduced in 50 percent of breast tumours, has been shown to inhibit cancer cell growth in culture by over 25-fold, whilst BN01 has been shown to induce programmed cell death in breast cancer cells. • A further 63 genes have been covered by patent applications.

2000/2001 R&D MILESTONES	ACHIEVEMENTS
4) Functional analysis of genes involved in breast cancer. Not only is functional information required to secure intellectual property rights, it is also needed to progress gene therapy approaches to breast cancer and to identify additional drug targets which could lead to the next generation of breast cancer treatments.	• A number of strategies have been put in place to determine the role in breast cancer of the genes identified. These include cell-based over-expression systems in which some promising results have been obtained. Cell lines have been established which over-express genes of particular interest and studies will commence later this year to determine the effects of these genes on breast cancer growth in animals. • Leading edge antisense technology is also being used in a high throughput manner to determine breast cancer gene function. This was the subject of Bionomics' successful Biotechnology Innovation Fund (BIF) application.
5) Identification of new project opportunities for Bionomics, providing a balanced research and development portfolio.	• In May 2001 Bionomics secured world-wide rights from the Hanson Centre for Cancer Research to genes involved in angiogenesis, a critical process involved in major diseases such as cancer, chronic inflammatory diseases and eye diseases.



Normal breast cells lining mammary ducts indicate the



Breast tumour cells lack the presence of BN064 indicating a

Epilepsy – funding and collaboration

Bionomics' highly valued collaboration with researchers at the Women's and Children's Hospital in Adelaide and at the University of Melbourne continued to progress our understanding of the genetic basis of epilepsy. This ground-breaking research was presented at the World Epilepsy Congress in Argentina where Scientific Advisory Board member, Professor Samuel Berkovic was awarded the Novartis Epileptology Award.



Bionomics' management team, from left Chief Scientist Dr Tom Gonda, Financial Administrator and Company Secretary Mrs Jill Mashado, Development Officer Dr Scott Whitmore and CEO and Managing Director Dr Deborah Rathjen.

The award of the Federal Government R&D Start Grant of approximately $1 million over two years has enabled the Company to increase its commitment to the epilepsy program and, in particular, to expand its relationship with the University of Melbourne to include sophisticated electrophysiological studies of isolated epilepsy genes, providing valuable functional data.

Progress in the epilepsy project to date has enabled Bionomics to develop a

treat epilepsy, based on its epilepsy gene discoveries.

The epilepsy drug market currently has revenues of the order of US$4 billion and is growing at approximately 20 percent per annum, indicating the commercial opportunity on which Bionomics seeks to capitalise. Gene-based epilepsy treatments have the potential to be both safer and more effective, fulfilling the unmet need left by current drugs.

Breast cancer – exciting gene discoveries and strategic technology alliance

Bionomics' breast cancer research is currently focused on four genes identified by our team during 2000/2001. Recent experiments have indicated that these genes, in particular BNO64 and BNO1, are prospective breast cancer tumour suppressor genes. Research carried out by Bionomics' scientists shows that BNO64 dramatically reduces breast cancer cell growth by 25-fold. In addition, the provisional patent filing of BNO64 progressed to the international PCT stage in August. Work in the coming year will focus on delivery of the genes to breast cancer cells in which the genes are absent. Genes such as BNO64 will also progress to animal trials to test their potential as gene therapy agents for the treatment of breast cancer.

To put our work in context, Bionomics is identifying genes which are associated with sporadic breast cancer which accounts for

Against this background, our finding that BN064 is absent or significantly reduced in approximately 50 percent of breast cancers is particularly promising. It certainly gives us great optimism that our work will ultimately lead to new approaches to the treatment and diagnosis of breast cancer.

An important aspect of the future development of drugs to treat breast cancer is the availability of animal models which reflect the disease process. In this context, Bionomics recently announced an alliance with Ozgene Pty Ltd for the generation of breast cancer gene knock-out mice. This is a highly strategic initiative designed to boost Bionomics' competitive advantage in breast cancer genomics and into the discovery and development of gene based medicines. Ozgene's team are leaders in the development of gene knock-out technology and the models provided under this arrangement will uniquely position Bionomics to capitalise on its breast cancer gene discoveries. We anticipate that this strategic technology alliance will be the first of many which Bionomics utilises to be globally competitive in the genomics field.

Angiogenesis – a new frontier

Angiogenesis is the process which controls the formation of new blood vessels. This process is essential, for example, in healing. However, it can also be responsible for supporting the growth of cancers. There is an enormous interest in drugs which control this process. Industry estimates suggest that diseases which may be treated by angiogenesis based therapies encompass 20 percent of the US$322 billion pharmaceuticals market.

The inclusion of the angiogenesis project within our portfolio is in line with our stated business objectives to identify new project opportunities, provide a balanced research and development portfolio, and establish alliances which enhance Bionomics' ability to compete globally within the genomics sector.



The angiogenesis project is conducted in collaboration with scientists at the Hanson Centre for Cancer Research in Adelaide's Institute of Medical and Veterinary Science. Rapid progress has been made in a short time in the identification of genes involved in angiogensis. Of the 137 genes which have been identified to date, 32 are novel. A large, internationally recognised team is working to identify validated drug targets based on these gene discoveries.

Senior Management team expands – new Chief Scientist

Eminent cancer researcher, Dr Tom Gonda, was appointed Bionomics' Chief Scientist in May. Dr Gonda, a molecular biologist with over 20 year's experience researching cancer and blood cell formation, has a distinguished international career with an outstanding track record in research. As an inventor on five patent applications, Dr Gonda also has a deep appreciation of the value of intellectual property in building biotechnology companies.



Dr Gonda joins the Bionomics management team, which now comprises Mrs Jill Mashado (Financial Administrator and Company Secretary) and Dr Scott Whitmore (Development Officer).

Bionomics' research facility

Shareholders will be aware that Bionomics currently leases laboratory space from GroPep Pty Ltd. Our lease on those facilities expires in March 2002 and GroPep has indicated their intention to resume those laboratories at that time.

In addition, further expansion of Bionomics' epilepsy research program and the planned expansion of its breast cancer project as a result of the successful R&D Start Grant and Biotechnology Innovation Fund grant has meant that the space is no longer adequate for Bionomics' purposes.

Bionomics indicated at the time of the release of its half-yearly results that it was in discussion with the South Australian Government regarding the provision of its own purpose-built research facility within the Bioscience Precinct at Thebarton.

This project has received the necessary Government and Parliamentary approvals, and work has now commenced on the building, with handover expected in mid-March 2002.

This project is an endorsement of both the achievements of Bionomics to date, and the commitment of the State to building a viable biotechnology centre within South Australia, as evidenced by the facilitation package

breast cancer project

Breast cancer is the most common malignancy seen in women, affecting approximately 10 percent of females in the Western world. Like other cancers, breast cancer is the result of uncontrolled cell growth. Normal breast cell growth is controlled by a complex network of regulators, only some of which have been identified to date. Identifying and understanding these regulators will allow new developments in breast cancer diagnosis and the design of new drugs.



Breast cancer research at Bionomics has focused on the identification of a tumour suppressor gene(s) on human chromosome 16. These genes normally stop cells growing in an uncontrolled manner. However, should a chromosome 16 specific tumour suppressor gene no longer function properly – as appears to be the case in up to 50 percent of breast cancers – then uncontrolled growth and cancer will result.

The identification of tumour suppressor gene(s) on chromosome 16 is a "needle in the haystack" problem. During the past year a draft of the complete human genome sequence was announced by the international Human Genome Project. Bionomics' scientists were the only Australian team to contribute to this Project by identifying and sequencing many genes on chromosome 16. Several genes identified by Bionomics' scientists during this year are promising breast cancer tumour suppressor gene candidates, and are currently the subjects of intensive study. Bionomics was awarded a grant from the Biotechnology Innovation Fund in August 2001 to fast-track this work using new antisense technology to validate tumour suppressor genes on chromosome 16.

One of these candidate genes, called BN064, has been found to be almost completely switched off in a number of breast cancers. When the gene is turned on again in breast cancer cells, they generally stop growing. This is exactly the type of behaviour expected for a breast cancer tumour suppressor gene and these results will be followed-up in the coming year with testing in animal models.

Bionomics' scientists are also examining the possibility that another gene on chromosome 16, called TSG16, might be involved in familial breast cancer. BNO1 is another interesting gene also under investigation for its potential to suppress breast cancer growth.

In June 2001, Bionomics announced an exciting strategic alliance with Ozgene, a globally recognised Australian drug target validation and functional genomics company based in Perth. The collaboration focuses initially on generating mouse models to test the tumour suppressor activity of three of Bionomics' breast cancer genes using Ozgene's unique technology.

A number of specific and challenging R&D milestones have been identified for the coming year which will underpin the company's commercial objectives.



Analysis of gene expression levels using the Rotor Gene 2000 real-time PCR apparatus. Pictured: Mr Nathan O'Callaghan.

Breast Cancer R&D Objectives for 2001-2002:

- Demonstrate that candidate tumour suppressor genes on human chromosome 16 suppress the growth of breast cancer cells in culture and in animal models.
- Through a functional cloning approach, identify novel genes which promote breast cancer (breast cancer oncogenes).
- Identify other potential drug targets for the treatment of breast cancer through the use of proteomics, antisense technology and DNA microarray.

epilepsy project

Epilepsy affects up to three percent of the population at some point in their lives. The aim of Bionomics' epilepsy project is to discover the genes responsible for the 75 percent of epilepsies which have a genetic component. This project is conducted in collaboration with the Department of Cytogenetics and Molecular Genetics of the Women's and Children's Hospital in Adelaide, the Epilepsy Research Institute at the Austin Hospital in Melbourne and University of Melbourne's Department of Physiology.



Bionomics' scientists have been remarkably successful in this area, having discovered a substantial proportion of all genes known to be altered in epilepsy. Importantly, all of the genes identified to date encode mutated ion channels which regulate brain cell activity. Some of these mutations grossly disrupt the normal function of the ion channel to cause epilepsy. Others may be susceptibility mutations of small effect, which act in combination to cause the common polygenic epilepsies. Some of the mutations that Bionomics have found are being engineered into mouse models that may in future be useful for testing antiepileptic drugs.

During the past year, Bionomics' studies have focused on new ion channel candidate genes associated with the Idiopathic Generalised Epilepsies. Bionomics has detected the first naturally occurring mutation in a human gamma aminobutyric acid (GABA) receptor subunit, associated with childhood absence epilepsy a form of generalised epilepsy which affects some three percent of children. This mutation may prove to be most significant, as it abolishes the response of the GABA receptor to an important class of anti-epileptic drugs. This finding has also led Bionomics' scientists to examine all GABA receptor subunits as candidate genes and work on this is ongoing.

Our research has also led to the discovery of the $\beta 2$ subunit of the acetylcholine receptor as a cause of nocturnal frontal lobe epilepsy. Bionomics' scientists had previously shown that the alpha subunit was also associated with this form of epilepsy.

In addition to these discoveries, Bionomics has confirmed the involvement of altered sodium and potassium ion channels in epilepsy.

Functional studies are being conducted on a large number of epilepsy genes to determine their common electrophysiological features. Information from these studies will aid future anti-epileptic drug discovery.



Detection of epilepsy gene changes. Pictured Ms Bree Hodgson.

Epilepsy R&D Objectives for 2001-2002:

- Complete the identification and functional characterisation of ion channel genes involved in Idiopathic Generalised Epilepsies.
- Generate animal models of human epilepsy based on Bionomics' epilepsy gene discoveries.
- Identify other potential drug targets for the treatment of epilepsy through the use of proteomics tools.

angiogenesis project

Angiogenesis is the ability to stimulate new blood vessel growth and is a prerequisite for the expansion of a solid tumour. Indeed, studies have shown that a cancer cell remains dormant until mutations arise in the cell which lead it to produce factors which stimulate angiogenesis.



Therefore, future anti-cancer treatments are likely to involve therapy directed to both the cancer cells and the expanding vascular system. Anti-angiogenic therapy is also likely to be beneficial in other diseases such as rheumatoid arthritis, diabetic retinopathy, atherosclerosis and macular degeneration of the eye, where angiogenesis is a key feature. On the other hand, therapy directed towards the stimulation of blood vessel growth and function may alleviate problems associated with tissue damage following cardiac failure for example.

In order to identify novel targets for angiogenic therapy, scientists at the Hanson Centre for Cancer Research at the Institute of Medical and Veterinary Science have established a novel technology for isolation of genes involved in capillary tube formation, in a cell culture based model of angiogenesis. To date, some 137 genes associated with angiogenesis have been identified. Of these, 32 are novel genes with no described function and are being further investigated. Of the remaining genes, four are known targets in angiogenesis with inhibitors either in clinical use or in clinical trial. These results have been taken as a "proof of principle", demonstrating the power of the technology and indicating that the analysis of the approximately 10,000 genes predicted to be required to exhaust the system is clearly worthwhile. Indeed it is said that 50 percent of the human genome is expressed by the human endothelial cells upon which this gene discovery technology is based.

The analysis of angiogenesis gene expression in cancer and other disease states, utilises the Joint Microarray Facility in which Bionomics is a partner. Through the combination of these powerful gene discovery technologies Bionomics is intending to screen some 900 genes in the coming year and to identify a number of those genes as drug targets for intervention in the process of blood vessel growth.

Angiogenesis R&D Objectives for 2001-2002:

- Screen 900 cDNA clones to identify genes involved in the regulation of angiogenesis using cDNA microarrays
- Determine roles in angiogenesis of candidate drug targets identified to date.



bionomics' patent pipeline



Provisional Patent Application
Full Patent (PCT) Filing
Search Report/ Preliminary Examination
International Entry
Epilepsy Gene Discovery Patents
Breast Cancer Gene Discovery Patents
Angiogenesis Gene Discovery Patents
1
2
3
4
5
6
7
*
6 Mths
12 Mths
16 Mths
30 Mths

*Granted Australian patent licensed from the WCH

patent table

DISEASE AREA	PATENT NUMBER	DESCRIPTION
Epilepsy	1. AU-B-56247/96	Mutation in the CHRNA4 gene – Diagnostic and Treatment Methods Relating to ADNFLE
	2. PCT/AU01/00541	Mutation in the CHRNB2 gene – Diagnostic and Treatment Methods Relating to ADNFLE
	3. PCT/AU01/00729	Novel mutations in the GABA-A receptor – Diagnostic and Treatment Methods Relating to IGE
	4. PCT/AU01/00872	A framework for the inheritance of IGE
	5. PR2203	Novel mutations in the SCN1A gene – methods of use for diagnostics and new drug development
	6. PR4922	Mutation in the SCN1B gene – methods of use for diagnostics and new drug development
	7. PR6452	Novel mutations in voltage-gated and ligand-gated ion channel genes in epilepsy
Breast Cancer	1. PCT/AU00/01329	Identification of a novel breast cancer tumour suppressor gene – TSG16
	2. PQ9806	Identification of a second candidate breast cancer tumour suppressor gene – BNO64
	3. PR2049	A novel candidate tumour suppressor gene – TSG18
	4. PR2783	A novel candidate tumour suppressor gene – BNO1
	5. PR3052	DNA sequences for human tumour suppressor genes – 1
	6. PR3053	DNA sequences for human tumour suppressor genes – 2
	7. PR3054	DNA sequences for human tumour suppressor genes – 3
Angiogenesis	1. TBA	Novel angiogenesis related genes – 1
	2. TBA	Novel angiogenesis related genes – 2

bionomics' people

Publications – Scientists

During the past year a number of research articles have been published by scientists associated or working in collaboration with Bionomics. (Note, Bionomics' affiliated scientists are highlighted in bold).



Scheffer IE, Wallace RH, Mulley JC and **Berkovic SF**. (2000). Locus for febrile seizures. Annals of Neurology 47: 840–841.

Phillips HA, Marini C, **Scheffer IE**, **Sutherland GR**, **Mulley JC** and **Berkovic SF**. (2000). A de novo mutation in sporadic nocturnal frontal lobe epilepsy. Annals of Neurology 48: 264–267.

Steinlein OK, Stoodt J, **Mulley J**, **Berkovic S**, **Scheffer IE** and Brodtkorb E. (2000). Independent occurrence of the CHRNA4 Ser248Phe mutation in a Norwegian family with nocturnal frontal lobe epilepsy. Epilepsia 41: 529–535.

Scheffer IE, **Wallace RH**, Wellard RM, Parasivam G, Briellmann RS, **Mulley JC** and **Berkovic SF**. (2000). Temporal lobe epilepsy and febrile seizures associated with a sodium channel β1 subunit (SCN1B) mutation. Epilepsia 41(Supplement 7): 71.

Wallace RH, **Scheffer IE**, **Barnett S**, **Berkovic SF** and **Sutherland GR**. Generalised epilepsy with febrile seizures plus: Mutation of the sodium channel subunit SCN1B and evidence for a founder effect. American Journal of Human Genetics 67(Supplement 2): 353.

Phillips HA, Favre I, Kirkpatrick M, Zuberi SM, Goudie D, **Heron SE**, **Scheffer IE**, **Sutherland GR**, **Berkovic SF**, Bertrand D and **Mulley JC**. (2001). CHRNB2 is the second acetylcholine receptor subunit associated with autosomal dominant nocturnal frontal lobe epilepsy. American Journal of Human Genetics 68: 225–231.

Wallace RH, **Harkin L**, **Petrou S**, Panchal R, **Sutherland GR**, **Mulley JC**, **Marini C** and **Berkovic SF**. Mutant $GABA_A$ receptor $\gamma 2$ subunit in childhood absence epilepsy and febrile seizures. Nature Genetics 28: 49–52.


Fellowes

Mr Robert Schultz, Bionomics epilepsy researcher extracts DNA from blood.

Wallace RH, **Scheffer IE**, **Barnett S**, **Richards M**, **Dibbens L**, Desai RR, Lerman-Sagie T, Lev D, Brand N, Ben-Zeev B, Goikhman I, Mazarib A, Singh R, **Kremmidiotis G**, **Gardner A**, Rouleau GA, Cossette P, **Sutherland GR**, George Jr. AL, **Mulley JC** and **Berkovic SF**. (2001). Neuronal sodium-channel $\alpha 1$-subunit mutations in generalised epilepsy with febrile seizures plus. American Journal of Human Genetics 68: 859–865.

Cleton-Jansen AM, **Callen DF**, **Seshadri R**, Goldup S, Mccallum B, **Crawford J**, **Powell JA**, **Settasatian C**, van Beerendonk H, Moerland EW, Smit VT, Harris WH, Millis R, Morgan NV, Barnes D, Mathew CG and Cornelisse CJ. (2001). Loss of heterozygosity mapping at chromosome arm 16q in 712 breast tumors reveals factors that influence delineation of candidate regions. Cancer Research 61: 1171–1177.

Presentations – Management

Bionomics participated in the Biotechnology Industry Organisation (BIO) 2001 conference in **San Diego** in June. This meeting, attended by over 10,000 delegates, represents the largest international biotechnology conference held annually and attracts all large biotech/pharmaceutical companies worldwide. At BIO2001, Bionomics participated in the Technology Partnering Forum where it presented two posters describing the epilepsy and breast cancer research projects. In addition, Bionomics was part of the Investor and Partnering Forum where pre-arranged meetings with potential corporate partners were conducted. This conference was an ideal opportunity for Bionomics to participate and present its research on an international stage. Bionomics also met with potential corporate partners at the TriGenome Partnering meeting in March in **San Francisco**.

Dr Deborah Rathjen was an invited speaker at a number of meetings and conferences throughout the year.

These included presentations at the Committee for Economic Development of Australia in September 2000, the Financing Biotechnology meeting in November 2000, a presentation to Flinders University BioInformatics students in April 2001, the Securities Institute Biotechnology Showcase in April 2001, the Taylor Collison Biotechnology conference in May 2001, the Flinders Medical Centre Foundation in June, the CHIF/AusBiotech 2001 conference in August and the South Australian Cancer Forum in August 2001.

Presentations – Scientists

Throughout the year a number of scientists working in collaboration with Bionomics have presented their work at prestigious scientific conferences.

Professor Grant Sutherland was an invited speaker to numerous scientific meetings and institutions. These included presentations at the 10th Asian Congress of Pediatrics in **Taiwan**, the HGM2000 conference in **Vancouver**, DeCode Genetics in **Iceland**, the HUGO-Pacific meeting in **Shanghai**, the International Congress of Allergology and Clinical Immunology in **Sydney** and the HGSA Conference in **Cairns**.

Professor Mathew Vadas co-organised the First International Workshop on 'New Therapeutic targets in Vascular Biology' in **Geneva**, was an invited speaker at the Federation American Society for Experimental Biology in **Arizona** and gave seminars in **Geneva**, **Munich**, **San Diego**,

Professor Samuel Berkovic also presented at many international conferences including a special lecture at the **Montreal** Neurological Institute, Montreal, a presentation at a White House-Initiated Conference at the National Institute of Neurological Disorders and Stroke, **Bethesda**, as well as lectures at the Child Neurology Society, 29th National Meeting in **Missouri**, the American Epilepsy Society, Annual Meeting in **California**, the 24th International Epilepsy Congress in **Buenos Aires** and the 17th World Congress of Neurology in **London**.

Dr David Callen and Dr Gabriel Kremmidiotis attended the Human Genome Meeting in **Edinburgh** and presented "Identification and analysis of the genes mapping at chromosome 16q24.3: a region of frequent loss of heterozygosity in breast cancer."

Dr Robyn Wallace was an invited speaker at the Physiological Genomics Symposium in **Melbourne** and the 24th International Epilepsy Congress in **Buenos Aires**. She also attended the American Society of Human Genetics meeting in **Philadelphia** where she presented "Generalised epilepsy with febrile seizures plus: Mutation of the sodium channel subunit SCN1B and evidence for a founder effect."

Dr Steve Petrou spent five months of 2001 whilst on sabbatical in the Department of Molecular Neurobiologie at the Max Planck Institute in **Heidelberg**, Germany working

Dr Petrou conducted his studies in the laboratories of Professor Bert Sakmann, a 1991 Nobel Laureate in Physiology and Medicine. Dr. Petrou was also co-organiser of the Physiological Genomics Symposium in Melbourne.

Scientific Awards and Appointments

The scientific expertise of researchers associated with Bionomics has been recognised with the presentation of a number of awards throughout the year.

Professor Mathew Vadas (Scientific Advisory Board co-chair) was awarded the first ISI-Thomson Scientific 'Citation Laureatship' as one of the most frequently cited authors in the last 20 years in the field of Immunology.

Professor Grant Sutherland (Scientific Advisory Board co-chair) was presented with a 2001 Australian Achiever Award in January 2001 and was also appointed as a member of the Australian Government Biotechnology Centre of Excellence Expert Panel in July 2001.

Professor Samuel Berkovic (Scientific Advisory Board member) was presented with the Novartis Epileptology Award at the 24th International Epilepsy Congress in Buenos Aires in May 2001.

Dr Robyn Wallace (WCH research scientist) was presented the Women's and Children's Hospital Young Investigator of the Year Award as well as the Australian Academy of Science Career Development Award during 2001.



Dr Robyn Wallace, WCH epilepsy research scientist.

Company Awards

Bionomics nominated for a number of awards throughout the year and performed well in each case. In November 2000, the Company received a special commendation in the Australian Health Industry Awards in the Innovation category. In May 2001 Bionomics was a finalist in the Australian Technology Awards in the category of Most Innovative Biotechnology, Pharmaceutical or Medical Devices Start-Up. In addition, Bionomics was awarded an R&D START Grant for expansion of its work in epilepsy and a Biotechnology Industry Fund (BIF) grant for breast cancer research.

Sponsorships

Bionomics supported a number of scientific meetings throughout the year, including the Women's and Children's Hospital Young Investigator of the Year Award, the Physiological Genomics Symposium in Melbourne and the Human Genetics Society of Australasia (HGSA) conference in Cairns.

directors' profiles



Mr Fraser Ainsworth BComm FAICD, FCPA, Chairman

Fraser Ainsworth was appointed Chairman elect in June 1997, non-Executive Chairman in July 1998, and was Executive Chairman from February 1999 to the date of Dr Rathjen's appointment as CEO and Managing Director in June 2000. As Executive Chairman, Mr Ainsworth played a key role in the Company's successful float and ASX listing in December 1999. He spent 26 years with CSR, mainly in CSR's resources and energy business, including four years as Managing Director of Adelaide-based Delhi Petroleum Pty. He left CSR in 1988 to become the Managing Director of the ASX listed SAGASCO Holdings Ltd, a position he held until 1994. Over this period SAGASCO's stock market capitalisation increased from $150 million to $850 million. Previous Chairmanships include the SA Generation Corporation ("SAGC") and SAGC's subsidiary, Synergen Pty Ltd (the SAGC Group comprised the then South Australian Government-owned electricity generators). Mr Ainsworth is a co-founder and Executive Director of Potential Energy Pty Ltd, an investment and consulting company specialising in the Australian natural gas industry, Deputy Chairman of Tarac Australia Pty Ltd and a member of the South Australian Biotechnology Industry Advisory Council, President of the SPARC Disability Foundation (Sports, Arts and Recreation Council for People with a Disability Inc) and a member of the Council of Governors of St Peter's College, Adelaide.



Dr Deborah Rathjen BSc (Hons), PhD, CEO and Managing Director

Dr Deborah Rathjen has been CEO and Managing Director of Bionomics since June 2000. As the former Manager of Business Development and Licensing for Peptech Limited, Dr Rathjen is best known for her work with the successful defence of Peptech's key TNF patents against a legal challenge by BASF. This provided Peptech with a strong commercial basis for licensing negotiations with BASF, Centocor and other companies with anti-TNF products. Dr Rathjen has significant experience in research, business development and licensing in this emerging industry. She is an expert in the field of cell biology with specific expertise in inflammation and cancer, in particular the cytokines and growth factors involved in those processes. Dr Rathen is a member of the Major National Research Facilities Committee and the Biological Committee of the Industry Research and Development Board.



Dr Chris Henney PhD, DSc, Non-Executive Director

Dr Chris Henney is CEO of Dendreon Inc., a Seattle-based biotechnology company which specialises in the development of cell-based cancer therapies. Its market capitalisation has grown from $US6m in 1995 to around $US400m. Former academic appointments include Professor of Microbiology and Immunology at Johns Hopkins University, Baltimore, and at the University of Washington, Seattle, and Head of Immunology at the Fred Hutchinson Cancer Center, Seattle. Since joining the biotechnology industry in 1981, Dr Henney has founded two public biotechnology companies, Immunex (market capitalisation $US7bn) and Icos Corporation (market capitalisation US$3bn). Other Board appointments include Dendreon Corporation, Techne Corporation, Sonus Corporation and the La Jolla Institute of Allergy and Immunology.



Dr Warren Kinston BSc, MBBS, MRC Psych, Non-Executive Director

Dr Warren Kinston is CEO of The SIGMA Centre in London, an independent research and consultancy organisation he founded in 1986. The SIGMA Centre has a focus on the health-care sector, particularly the pharmaceutical industry. Throughout his career, Dr Kinston has been instrumental in a wide variety of organisational consulting to the commercial, academic and government sectors. He has particular experience in achieving acceptance of new ideas, and facilitation of mutual understanding and cooperation across academic and functional boundaries.

Mr Peter Maddern MM, LLB, BEc, Non-Executive Director



Mr Peter Maddern is Managing Director of Palmerston Projects Pty Ltd, a provider of management consulting services to start-up and early stage Australian technology companies. Formerly Executive Director of Bionomics between July 1997 and July 2000, Mr Maddern was responsible for the formation of the Company, the raising of seed capital from financiers and the initial public offering and listing of the Company's shares on the Australian Stock Exchange. Mr Maddern has worked in the United States and Australia.

Dr George Morstyn MBBS, PhD, FRACP, Non-Executive Director



Dr George Morstyn is Senior Vice President of Development and Chief Medical Officer of Amgen Inc., the world's largest independent biotechnology company specialising in human therapeutics. Dr Morstyn is responsible for the

all Amgen products and manages Amgen's interface between the medical community and the Food and Drug Administration.

Prior to joining Amgen in 1991, Dr Morstyn conducted clinical and laboratory research at The Ludwig Institute for Cancer Research and the University of Melbourne. In addition to his research, Dr Morstyn worked as a physician in the Department of Medical Oncology at the Royal Melbourne Hospital and, in 1990, was appointed Director of Medical Oncology at the Austin Hospital.

Dr Morstyn will shortly be retiring from his executive responsibilities at Amgen, although he will continue to be an advisor on a part-time basis. He and his family plan to return to live in Australia early next year.

scientific advisory board



Professor Grant Sutherland AC, PhD DSc, FRCPA, FAA, FRS, Co-Chairman

Professor Grant Sutherland is the Director of the Department of Cytogenetics and Molecular Genetics at the Women's and Children's Hospital in Adelaide. He is a Companion of the Order of Australia, an Honorary Fellow of the Royal College of Pathologists of Australasia, Fellow of the Royal Society of London and Fellow of the Australian Academy of Science and Affiliate Professor in the Departments of Paediatrics and Genetics at the University of Adelaide. He is a past President of the Human Genome Organisation and the Human Genetics Society of Australasia. He was a co-recipient of the 1998 Australia Prize in Molecular Genetics. Professor Sutherland has had over 400 papers published and is the author of two books.

Professor Mathew Vadas MB, BS, PhD, FRACP, FRCPA, Co-Chairman



Professor Vadas is the Director of the Department of Human Immunology at the Institute of Medical and Veterinary Science (IMVS) in Adelaide. He was the inaugural director of the Hanson Centre for Cancer Research, which forms part of the IMVS. He is a Fellow of the Royal College of Pathologists of Australasia and the Royal Australian College of Physicians. He is past President of the Australian Vascular Biology Society. He is also Clinical Professor in the Departments of Medicine and Immunology at the University of Adelaide and Head of Immunology at the Royal Adelaide Hospital. Professor Vadas has had over 240 articles published, is an inventor on a number of international patents, and was awarded one of the first



Professor Samuel Berkovic MD, FRACP

Professor Berkovic is the Director of the Epilepsy Program at the Austin & Repatriation Medical Centre of the University of Melbourne. He is a clinical neurologist and clinical researcher and his main research interest is the genetics of epilepsy. His research has been recognised internationally by the 1995 Epilepsy Research Recognition Award, the 1998 Lennox Lecture of the American Epilepsy Society and the 2001 Novartis Prize for Epilepsy Research. In 1998 he was awarded a personal Chair in medicine from the University of Melbourne.



Professor Axel Ullrich PhD

Professor Ullrich is the Director of the Department of Molecular Biology of the Max-Planck Institute for Biochemistry, Martinsried, Germany and also the founder of Sugen, Inc. (California), Axxima AG (Germany) and U3 Pharma (Germany). Professor Ullrich is one of the pioneers of the biotechnology industry. While at the University of California, San Francisco, he was the first to clone the preproinsulin gene, which led to the development of the first gene technology-based therapeutic, human Insulin (Humulin. Lilly). Later, while with Genentech, where he was a senior scientist, he was the first to clone the genes of signal transducing cell surface receptors for EGF, Insulin and other growth factors. This work led to the development of the first genomics-based, target-specific cancer therapeutic "Herceptin".



Professor Erkki Ruoslahti MD, PhD

Professor Ruoslahti is the President and CEO of the Burnham Institute in La Jolla, California and a member of the US National Academy of Sciences. He is a world leader in molecular biology of cell adhesion phenomena and has founded or been the director and scientific adviser to a number of biotechnology companies. He holds a number of international patents, two anti-thrombotic drugs on the market are based on the discoveries of his laboratory and he has other potential drugs under development with pharmaceutical companies. Professor Ruoslahti is also on the editorial board of the prestigious journal, Science.

corporate governance
statement

The directors are responsible to the shareholders for the performance of the Company in both the short and longer term and seek to balance these sometimes competing objectives in the best interests of the Company as a whole. Their focus is to enhance the interests of shareholders and other key stakeholders to ensure the Company is properly managed. The Board draws on relevant corporate governance best practice principles to assist it to contribute to the performance of the Company.

The functions of the Board include:

- review and approval of corporate strategies, the annual budget and financial plans
- overseeing and monitoring organisational performance and the achievement of the Company's strategic goals and objectives
- monitoring financial performance including approval of the annual and half-year financial reports and liaison with the Company's auditors
- appointment of, and assessment of the performance of, the Chief Executive Officer and the members of the senior management team
- ensuring there are effective management processes in place and approving major corporate initiatives
- enhancing and protecting the reputation of the Company
- ensuring the significant risks facing the Company have been identified and appropriate and adequate control, monitoring and reporting mechanisms are in place, and
- reporting to shareholders.

Recognising that some corporate governance practices which are appropriate for large listed companies are inappropriate in the case of Bionomics, a description of the Company's main corporate governance practices is set out below. All these practices, unless otherwise stated, were in place for the entire year.

The Board of directors

The agreed role and responsibilities of the Board are summarised as follows:

Governance – to ensure that management runs the Company in the interests of shareholders, other stakeholders and in accordance with the law.

Performance – to support the Chief Executive Officer and the senior management team in achieving Board approved objectives and taking appropriate remedial action if these objectives are not achieved.

The Board operates as follows:

- regular meetings are held generally on a monthly basis, with additional meetings at shorter notice when necessary
- at the date of signing the directors' report the Board consisted of five non-executive directors and one executive director, Dr Deborah Rathjen

  Further information about the directors is set out in the directors' report under the heading "Information on Directors".
- the Board may appoint additional directors to fill casual vacancies; directors may also be appointed by shareholders at a general meeting
- all Board members are involved in Board succession planning and therefore no nomination committee has been established for this purpose
- the Company seeks to have a Board balanced in experience and a wide range of expertise and skills
- the Company's Constitution specifies that (with the exception of the Managing Director) one third of directors must retire by rotation at each annual general meeting and, in any event, no director may hold office later than the third annual general meeting following their last election
- the Board has adopted a formal policy governing trading by directors in the Company's securities.

The Board has established a Compensation Committee, consisting of two non-executive directors. All matters determined by the Compensation Committee are submitted to the full Board as recommendations for Board decision.

Independent professional advice

Issues of substance are considered by the Board with external advice from its professional advisers as required. The Board's individual members have the right, in connection with their duties and responsibilities, to seek independent professional advice at the Company's expense. Prior written approval of the Chairman is required, but this will not be unreasonably withheld.

Compensation Committee

The Compensation Committee was established in July 2001 and consists of the following non-executive directors:

Fraser Ainsworth

Christopher Henney

The Compensation Committee makes specific recommendations on remuneration packages and other terms of employment for executive directors, other senior executives and non-executive directors.

Executive remuneration and other terms of employment are reviewed annually by the Committee having regard to performance, relevant comparative information and the Company's financial performance. As well as base salary, remuneration packages include superannuation,

performance-related bonuses and fringe benefits.

Remuneration packages are set at levels that are intended to attract and retain executives capable of managing the Company's operations.

Remuneration and other terms of employment for the Chief Executive Officer, Chief Scientist and Financial Administrator/Company Secretary are formalised in employment contracts.

Remuneration of non-executive directors is determined by the Board within the maximum amount approved by the shareholders from time to time.

Further information on directors' and executives' remuneration is set out in the directors' report and note 5 to the financial statements.

Auditors

The Company does not have a formal audit committee. The nomination of external auditors and the review of the adequacy of the existing external audit arrangements are determined by the Board as a whole.

Risk assessment and management

The consideration and approval by the Board of the annual budget and each major activity undertaken by the Company and regular management reports assist the Board to identify areas of significant business risk and to implement strategies to manage those risks.

Continuous disclosure

The Chief Executive Officer has been appointed as the person responsible for communications with the Australian Stock Exchange (ASX). This person is also responsible for ensuring compliance with the continuous disclosure requirements in the ASX listing rules and overseeing and co-ordinating information disclosure to the ASX, analysts, brokers, shareholders, the media and the public.

Financial reporting

The Board is responsible for overseeing the existence and maintenance of internal controls and accounting systems along with considering the appropriateness of the financial policies adopted in the financial reporting process.

directors' report

Your directors present their report on the financial statements of the Company for the financial year ended 30 June 2001.

DIRECTORS

The names of directors in office at the date of this report are:

- Fraser Ainsworth, Chairman
- Deborah Rathjen, Chief Executive Officer and Managing Director
- Christopher Henney, Non-Executive Director
- Warren Kinston, Non-Executive Director
- Peter Maddern, Non-Executive Director
- George Morstyn, Non-Executive Director (Appointed 8 August 2001)

Directors have been in office since the beginning of the financial year to the date of this report unless otherwise stated.

PRINCIPAL ACTIVITIES

The principal activities of the Company during the financial year were:

(a) To identify particular human genes or the proteins they encode which can be shown to have a role in the onset or progression of disease, in particular epilepsy and breast cancer.

(b) Identification of strategic alliances and new project opportunities which enhance the competitive advantage of the Company within the genomics sector of the biotechnology industry.

(c) Continued focus on raising capital through two private share placements.

OPERATING RESULTS

The operating loss of the Company after income tax for the year ended 30 June 2001 amounted to $3,279,252.

DIVIDENDS PAID OR RECOMMENDED

The directors do not propose to make any recommendations for dividends for the current financial year.

REVIEW OF OPERATIONS

A summary of operations during the reporting period is set out below:

- Discovery and patenting of genes involved in epilepsy, including genes associated with Idiopathic Generalised Epilepsies (IGEs).
- Identification and patenting of genes found on human chromosome 16 as part of the Company's breast cancer tumour suppressor genes project.
- Award of an R&D Start Grant for the IGEs project of $960,000.
- Acquisition of genes associated with angiogenesis, a process involved in the growth of blood vessels, and initiation of the angiogenesis project in association with the Hanson Centre for Cancer Research.
- Formation of a strategic alliance in breast cancer with Ozgene Pty Ltd.
- Raising of a further $9.0 million by way of private placements in July 2000 and May 2001.

A detailed review of operations is set out in the sections headed Message from the Chairman and the Chief Executive Officer on pages 4 to 15 of the Annual Report.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

Significant changes in the state of affairs of the Company during the financial year were as follows:

(a) An increase in contributed equity of $8,404,182 (from $7,401,919 to $15,806,101) as a result of:

	2001 $
Issue of 55,865 fully paid ordinary shares at 50 cents each on exercise of options granted to subscribers of the Prospectus	27,933
Issue of 5,155,000 fully paid ordinary shares at 97 cents each in a private share placement	5,000,350
Issue of 66,267 fully paid ordinary shares (25,788 at 91 cents and 40,479 at $1.14) to non-executive directors in lieu of one-third of directors fees	69,613
Issue of 3,495,097 fully paid ordinary shares at $1.05 each in a private share placement	3,669,852
	8,767,748
Less capital raising costs associated with private placements	(363,566)
	8,404,182

(b) Net cash received from the increase in contributed equity amounting to $8,404,182 will be used to continue funding existing projects focussing on those areas of research which will allow the Company to both enhance the value of its existing breast cancer, epilepsy and angiogenesis intellectual property and also to broaden its portfolio of intellectual property.

MATTERS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

On 25 May 2001 the Company entered into an Indemnity Deed with Industrial and Commercial Premises Corporation ("ICPC"), a South Australian Government Agency. ICPC and the Company have agreed for ICPC to erect a purpose built facility for the Company at the Thebarton biotechnology precinct. The land and building will be purchased by the Company on terms as set out in a Deferred Purchase Agreement. This Deferred Purchase Agreement has not been executed at the date of this report. The total cost of the building is expected to be approximately $6.27million, which will be repaid over a ten year period. A deposit of 15% is payable upon execution of the Deferred Purchase Agreement. The State Government has offered a facilitation package to the Company to offset a portion of the costs involved, the terms of which are protected by a confidentiality agreement.

On 19 July 2001 the Company issued 350,000 ordinary shares, raising $367,500, to finalise the private placement announced in May 2001. The placement raised a total of $4,037,352 at $1.05 per share.

On 17 August 2001 the Company announced it had been awarded $224,325 by the Federal Government to advance the Company's research into the discovery of genes involved in the development of breast cancer.

On 27 August 2001 the Company announced that Taylor Collison had been engaged to underwrite the conversion of subscriber options issued under the IPO Prospectus dated 11 November 1999. The subscriber options are exercisable at $0.50 on or before 30 November 2001.

On 3 September 2001 the Company announced that it had achieved a significant breakthrough in its breast cancer project with the finding that a breast cancer tumour suppressor gene code named BN064 is implicated in the development of approximately 50% of breast cancers. The provisional patent filing of BN064, made on 1 September 2000, has now progressed to the international PCT stage.

The financial effects of the above transactions have not been brought to account at 30 June 2001.

No other matters or circumstances have arisen since the end of the financial year which significantly affected, or may significantly affect, the operations of the Company, the results of those operations, or the state of affairs of the Company in future financial years.

FUTURE DEVELOPMENTS

The Company will continue to discover genes associated with human disease and will seek to commercialise the outcomes of its research and development activities as outlined in the Message from the Chairman and the Chief Executive Officer's Report on pages 4 to 15 of the Annual Report .

Further information on likely developments in the operations of the Company and the expected results of operations have not been included in this report because further disclosure would not be in the Company's best interests.

ENVIRONMENTAL REGULATION

No significant environmental regulations apply to the Company.

INFORMATION ON DIRECTORS

Fraser Ainsworth:	Chairman, Age 55
Qualifications:	BComm, FAICD, FCPA
Experience:	Appointed director 29 June 1998. Employed with CSR Ltd for 26 years, mainly in CSR's resources and energy businesses. Managing Director of SAGASCO Holdings Limited from 1988 to 1994. Former Chairman of SA Generation Corporation ("SAGC") and SAGC's subsidiary Synergen Pty Ltd and former non-executive director of Parbury Ltd. Currently Deputy Chairman of Tarac Australia Pty Ltd, non-executive director of Aspen River Pty Ltd and co-founding director of Potential Energy Pty Ltd.
Deborah Rathjen:	CEO and Managing Director, Age 43
Qualifications:	BSc (Honours), PhD
Experience:	Appointed Managing Director 21 June 2000. Employed with Peptech Limited for 12 years mainly in the areas of biomedical research, pharmaceutical research and development, and business development and licensing.
Christopher Henney:	Director (Non-Executive), Age 60
Qualifications:	PhD, DSc
Experience:	Appointed director 9 July 1998. His career was initially spent in academic immunology and since 1981 he has been employed in the biotechnology industry. He is a founder of two public biotechnology companies, Immunex Corporation and ICOS Corporation. At these companies he was a member of the Board of Directors and held a variety of executive positions. Dr Henney is currently CEO of Dendreon Corporation and a director of Dendreon Corporation, Techne Corporation, Sonus Corporation and the La Jolla Institute of Allergy and Immunology.

Warren Kinston:	Director (Non-Executive), Age 56
Qualifications:	BSc, MBBS, MRCPsych
Experience:	Appointed director 9 July 1998. He has directed psychological and social research groups at London and Brunel Universities (UK). Since 1980 he has enabled a wide variety of organisational development and social change projects. In 1986 he founded the SIGMA Centre, an independent research and consultancy organisation which has had a focus on the health-care sector.
Peter Maddern:	Director (Non-Executive), Age 41
Qualifications:	MM, LLB, BEc
Experience:	Appointed director 4 October 1996. He has been responsible for the formation of Bionomics and the raising of the seed capital. He has his own corporate consulting business and has worked in both the United States and Australia.
George Morstyn:	Director (Non-Executive), Age 50
Qualifications:	MB, BS, Ph.D.
Experience:	Appointed director 8 August 2001. Dr Morstyn is currently Senior Vice President of Development and Chief Medical Officer of Amgen Inc., the world's largest independent biotechnology company specialising in human therapeutics. Prior to joining Amgen in 1991, he conducted clinical and laboratory research at The Ludwig Institute for Cancer Research and at the University of Melbourne. In addition to his research, Dr Morstyn worked as a physician in the Department of Medical Oncology at The Royal Melbourne Hospital and in 1990 was appointed Director of Medical Oncology at The Austin Hospital. Dr Morstyn has authored more than 120 publications on various aspects of cancer research and is a member of numerous professional associations.

DIRECTORS' INTERESTS IN SHARES AND OPTIONS

Directors' interests include shares and share options of the Company held directly or beneficially by directors of the Company or their director-related entities.

Ordinary Shares	Restricted Securities Number	Unrestricted Securities Number
Fraser Ainsworth	0	75,842
Deborah Rathjen	0	20,000
Christopher Henney	200,000	15,805
Warren Kinston	0	15,805
Peter Maddern	555,750	8,316
George Morstyn	0	62,500
	755,750	198,268

Share Options	Restricted Securities Number	Unrestricted Securities Number
Fraser Ainsworth	1,000,000	12,500
Deborah Rathjen	0	1,700,000
Christopher Henney	300,000	13,333
Warren Kinston	500,000	0
Peter Maddern	300,000	0
	2,100,000	1,725,833

The restricted securities for both shares and options held by directors are not quoted on the Australian Stock Exchange Limited and are escrowed until 21 December 2001. The restricted options are exercisable at $0.30 and expire on 17 June 2004.

The unrestricted securities for both shares and options held by directors are quoted on the Australian Stock Exchange (excluding the 1,700,000 options held by Dr Deborah Rathjen) and were acquired by directors on 16 December 1999 pursuant to the Company's initial public offering Prospectus, or prior to the end of the reporting period. Further information regarding these securities is contained in Note 17(b) to the financial statements.

No person entitled to exercise the options had or has any right by virtue of the options to participate in any share issue of any other body corporate. No shares have been issued by virtue of the exercise of an option during the year or to the date of this report.

MEETINGS OF DIRECTORS

During the financial year, 13 meetings of directors were held. The numbers of meetings attended by each director were as follows:

	Meetings Eligible to Attend	Meetings Attended
Fraser Ainsworth	13	13
Deborah Rathjen	13	12
Christopher Henney	13	10
Warren Kinston	13	12
Peter Maddern	13	13
George Morstyn	0	0

The Compensation Committee, consisting of Fraser Ainsworth and Dr Chris Henney, was formed on 4 July 2001, and therefore no meetings were held during the financial year.

RETIREMENT, ELECTION AND CONTINUATION OF DIRECTORS

Dr Warren Kinston, in accordance with clause 46 of the Company's Constitution, retires by rotation. Dr Kinston does not intend to seek re-election.

Dr George Morstyn was appointed a director on 8 August 2001. In accordance with sub-clause 44.3 of the Company's Constitution, Dr Morstyn retires as a director at the annual general meeting and, being eligible, offers himself for election.

DIRECTORS' AND EXECUTIVES' EMOLUMENTS

The Compensation Committee, consisting of two non-executive directors, advises the Board on remuneration policies and practices generally, and makes specific recommendations on remuneration packages and other terms of employment for executive directors, other executives and non-executive directors. Executive remuneration and other terms of employment are reviewed annually by the Committee having regard to performance against goals set at the start of the year, relevant comparative information and the Company's financial performance. As well as a base salary, remuneration packages include superannuation, performance-related bonuses and fringe benefits.

Remuneration packages are set at levels that are intended to attract and retain executives capable of managing the Company's operations.

Remuneration and other terms of employment for the Chief Executive Officer, Chief Scientist and Financial Administrator/Company Secretary are formalised in employment contracts.

Remuneration of non-executive directors is determined by the Board within the maximum amount approved by the shareholders from time to time. Details of the nature and amount of each element of the emoluments of each director and executives of the Company are set out in the following tables.

Directors	Executive Salary $	Director's Fees $	Superannuation Contributions $	Non-Cash Benefits $	Share Options	Total $
Fraser Ainsworth	0	33,000	2,640	27,334		62,974
Deborah Rathjen	183,282	0	8,734	13,727	*	205,743
Warren Kinston	0	20,341	0	16,400		36,741
Christopher Henney	0	20,341	0	16,400		36,741
Peter Maddern	1,803	13,945	1,260	9,479		26,487

* On 4 October 2000, pursuant to an employment contract dated 18 May 2000 and shareholder approval at the Extraordinary General Meeting held on 29 September 2000, 1,700,000 share options were issued to Dr Deborah Rathjen, Chief Executive Officer and Managing Director. At the date the employment contract was entered into, these options had no value and will be subject to various vesting dates, exercise prices and expiry dates. No value has been attributed to these options as the exercise prices are higher than the market price of the Company's shares at the date on which the employment contract was entered into.

Executives	Base Salary $	Superannuation Contributions $	Share Options	Total $
Thomas Gonda Chief Scientist (From 14/5/2001 - 30/6/2001)	17,783	1,423	**	19,206
Jill Mashado Financial Administrator/ Company Secretary (From 31/7/2000 - 30/6/2001)	44,313	3,545		47,858

** Pursuant to an employment contract dated 1 May 2001 and subject to shareholder approval at the Annual General Meeting of the Company, Dr Gonda will receive 300,000 share options. At the date the employment contract was entered into, these options had no value and will be subject to various vesting dates, exercise prices and expiry dates. No value has been attributed to these options as the exercise prices are higher than the market price of the Company's shares at the date on which the employment contract was entered into.

Executives are officers who are involved in, concerned in, or who take part in, the management of the affairs of the Company.

SHARES AND SHARE OPTIONS GRANTED TO DIRECTORS

Shares and share options over unissued shares of the Company granted during or since the end of the financial year to any of the directors of the Company as part of their remuneration were as follows:

- On 4 October 2000, 1,700,000 share options were issued to Dr Deborah Rathjen. Details of these share options are contained in the section headed Directors' and Executives' Emoluments.
- On 1 November 2000, 66,267 fully paid ordinary shares in the Company were issued to the following directors in the quantities specified:

Fraser Ainsworth	26,342
Warren Kinston	15,805
Christopher Henney	15,805
Peter Maddern	8,315

  These shares were issued in lieu of directors' fees and have been included as a non-cash benefit in each of the directors total remuneration (refer to Directors' and Executives Emoluments section of this report).
- The Company is proposing to issue 200,000 share options to Dr George Morstyn pursuant to his appointment as a non-executive director of the Company. The issue of these options is subject to shareholder approval at the Annual General Meeting of the Company.

DIRECTORS' AND OFFICERS' INDEMNIFICATION

To the extent permitted by law, the Company has indemnified (fully insured) each director and the secretary of the Company.

The liabilities insured include costs and expenses that may be incurred in defending civil or criminal proceedings that may be brought against the officers of the Company or a related body.

SHARES UNDER OPTION

Unissued ordinary shares of the Company under option as at 30 June 2001 are listed at Note 17 (b) Share options. In addition to these, the following options have been issued to the date of this report: on 30 July 2001, 100,000 options were issued to BNP Paribas Equities (Australia) Limited exercisable at $1.40 between 30 July 2001 and 30 July 2003.

SHARES ISSUED ON THE EXERCISE OF OPTIONS

Shares of the Company issued on the exercise of options during the year ended 30 June 2001 are listed at Note 17 (b) Share options.

ROUNDING OF AMOUNTS

The company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission, relating to the "rounding off" of amounts in the directors' report. Amounts in the directors' report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

Signed in accordance with a resolution of the Board of Directors.

Director [signature] Director [signature]

Dated this 11th day of September 2001.

statement of financial performance

for the year ended 30 june 2001

	Note	2001 $	2000 $
Total revenue from ordinary activities	2	599,014	149,438
Depreciation and amortisation expenses		253,565	71,643
Research and Development expenses		2,039,202	668,814
Other expenses from ordinary activities		1,585,499	827,855
Loss from ordinary activities before income tax expense	3	(3,279,252)	(1,418,874)
Income tax expense	4	0	0
Loss from ordinary activities after income tax expense		(3,279,252)	(1,418,874)
		Cents	Cents
Basic earnings per share	7	(11.5)	(9.6)
Diluted earnings per share	7	(7.2)	(5.8)

statement of financial position
as at 30 june 2001

	Note	2001 $	2000 $
CURRENT ASSETS			
Cash assets	9	9,829,934	4,537,280
Receivables	11	84,686	72,922
Other	12	49,150	78,223
TOTAL CURRENT ASSETS		9,963,770	4,688,425
NON-CURRENT ASSETS			
Plant and equipment	13	723,724	435,220
Intangibles	14	141,777	184,301
TOTAL NON-CURRENT ASSETS		865,501	619,521
TOTAL ASSETS		10,829,271	5,307,946
CURRENT LIABILITIES			
Payables	15	153,828	72,663
Other	15	438,492	101,040
TOTAL CURRENT LIABILITIES		592,320	173,703
NON-CURRENT LIABILITIES			
Payables	16	50,000	50,000
Other	15	0	22,222
TOTAL NON-CURRENT LIABILITIES		50,000	72,222
TOTAL LIABILITIES		642,320	245,925
NET ASSETS		10,186,951	5,062,021
SHAREHOLDERS' EQUITY			
Contributed Equity	17	15,806,101	7,401,919
Retained profits (Accumulated losses)	18	(5,619,150)	(2,339,898)
TOTAL SHAREHOLDERS' EQUITY		10,186,951	5,062,021

statement of cash flows
for the year ended 30 june 2001

	Note	2001 $ Inflows (Outflows)	2000 $ Inflows (Outflows)
Cash flows from operating activities			
Grants received		261,736	0
Payments to suppliers and employees		(3,318,367)	(1,492,578)
(inclusive of goods and services tax)			
Interest received		448,578	85,081
Borrowing Costs		0	(5,893)
Net cash (outflow) from operating activities	8	(2,608,053)	(1,413,390)
Cash flows from investing activities			
Payments for licences		0	(88,222)
Payments for purchases of plant and equipment		(433,861)	(544,161)
Net cash (outflow) from investing activities		(433,861)	(632,383)
Cash flows from financing activities			
Proceeds from share issue		8,698,133	7,107,759
Share issue expenses		(363,565)	(610,942
Net cash inflow from financing activities		8,334,568	6,496,817
Net increase in cash held		5,292,654	4,451,044
Cash at the beginning of the reporting period		4,537,280	86,236
Cash at the end of the reporting period	9	9,829,934	4,537,280
Non-cash financing activities	10		

notes to and forming part of the
financial statement for the year ended 30 june 2001

NOTE 1: STATEMENT OF ACCOUNTING POLICIES

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001.

It is prepared in accordance with the historical cost convention. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year.

As a result of applying the revised Accounting Standard AASB 1018 **Statement of Financial Performance**, revised AASB 1034 **Financial Report Presentation and Disclosures** and AASB 1040 **Statement of Financial Position** for the first time, a number of comparative amounts were represented or reclassified to ensure comparability with the current reporting period.

(a) Income Tax

Tax effect accounting procedures are followed whereby the income tax expense in the Statement of Financial Performance is matched with the accounting loss after allowing for permanent differences. The future tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation. Income tax on cumulative timing differences is set aside to the deferred income tax or the future income tax benefit accounts at the rates which are expected to apply when those timing differences reverse.

(b) Revenue recognition

Grant revenue and interest income is recognised upon being earnt as opposed to received.

(c) Receivables

All trade debtors are recognised at the amounts receivable as they are due for settlement no more than 30 days from the date of recognition .

Collectibility of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful debts is raised when some doubt as to collection exists and in any event when the debt is more than 60 days overdue.

(d) Plant and Equipment

Plant and equipment are brought to account at cost less, where applicable, any accumulated depreciation or amortisation. The carrying amount of plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows which will be received from the use and subsequent disposal of the assets. The expected net cash flows have not been discounted to their present values in determining recoverable amounts.

The depreciable amount of all fixed assets is depreciated over their useful lives commencing from the time the asset is held ready for use, on either a prime or diminishing value basis depending on the type of asset.

The expected useful life of items of plant and equipment has been determined to be 3-15 years depending on the nature of the asset.

The gain or loss on disposal of all fixed assets is determined as the difference between the carrying amount of the asset at the time of disposal and the proceeds of disposal, and is included in operating profit before income tax of the company in the year of disposal.

The depreciation rates used for each class of depreciable assets are:

Class of Fixed Asset	Depreciation Rate
Administrative plant and equipment	20–40%
Scientific plant and equipment	20–40%
Leasehold improvements	10–20%

(e) Research and Development

Costs incurred on research and development have been charged as expenses as incurred.

(f) Intangibles

Licences

Significant costs associated with licences are deferred and amortised on a straight line basis over five years, the period of their expected benefit.

(g) Employee Entitlements

Provision is made for the Company's liability for employee entitlements arising from services rendered by employees to balance date. Employee entitlements expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at their nominal amount.

Contributions are made by the Company to employee superannuation funds and are charged as expenses when incurred.

As at 30 June 2001, the Company had eight employees (2000 – three). This figure excludes persons engaged under Service Contract Agreements at the Company's affiliated research institutes.

(h) Cash

For the purpose of the Statement of Cash Flows, cash includes cash on hand and in bank accounts and deposits with banks net of bank overdrafts.

(i) Trade and Other Creditors

These amounts represent liabilities for goods and services provided to the Company prior to the end of the financial year and which are unpaid. The amounts are unsecured and generally paid within 30 days of recognition.

(j) Comparative Figures

Where required by Accounting Standards comparative figures have been adjusted to conform with changes in presentation for the current financial year.

(k) Earnings per Share

(i) Basic earnings per share

Basic earnings per share is determined by dividing net loss after income tax attributable to members of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year.

(ii) Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(l) Rounding of Amounts

The Company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission, relating to the "rounding off" of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

NOTE 2: REVENUE

	2001 $	2000 $
Revenue from operating activities		
Grants received	188,807	0
	188,807	0
Revenue from outside the operating activities		
Interest received or receivable	410,185	149,438
Profit on sale of fixed asset	22	0
	410,207	149,438
Revenue from ordinary activities	599,014	149,438

NOTE 3: OPERATING RESULT

Net gains and expenses

Profit/(Loss) from ordinary activities before income tax expense includes the following specific net gains and expenses:

Net gains		
Net gain on disposal of plant and equipment	22	0
Expenses		
Interest paid or payable	0	4,626
Depreciation of:		
– Administrative plant and equipment	22,199	3,153
– Scientific plant and equipment	177,511	37,117
– Leasehold improvements	11,330	3,008
	211,040	43,278
Amortisation of non-current assets		
– Licences	42,524	28,365
Rental expense on operating leases		
– minimum lease payments	121,785	34,532
– rental expense for sub-lease	0	10,462
	121,785	44,994
Research and Development		
– Research and development costs	2,039,202	668,814
Other provisions		
– Employee entitlements	21,881	0

NOTE 4: INCOME TAX

	2001 $	2000 $
(a) The prima facie tax on operating profit/(loss) is reconciled to the income tax provided in the financial statements as follows:		
Prima facie tax benefit on operating result at 36%	0	(510,795)
Prima facie tax benefit on operating result at 34%	(1,114,946)	0
Tax effect of permanent differences:		
– Research and development expenditure	(236,483)	0
– Other non-allowable items	17,490	50,306
Income tax adjusted for permanent differences	(1,333,939)	(460,489)
Tax losses not previously recognised		
– at 36%	0	(473,890)
– at 34%	(882,469)	0
Net adjustment to deferred income tax liabilities and assets to reflect the decrease in company tax rate to 34%	0	51,910
30%	260,754	0
Income tax benefit attribute to operating result	(1,955,654)	(882,469)
Income tax benefit not recognised	1,955,654	882,469
Income tax expense	0	0

Adjustment to deferred income tax balances

Legislation reducing the company tax rate from 36% to 34% in respect of the 2000-2001 income tax year and then to 30% from the 2001-2002 income tax year was passed during the year ended 30 June 2000. As a consequence, deferred tax balances were remeasured during the year ended 30 June 2000 using the appropriate new rates, depending on the timing of their reversal.

	2001 $	2000 $
(b) Future income tax benefits at financial year end not brought to account, the benefits of which will only be realised if the conditions for deductibility set out in Note 1(a) occur		
– tax losses at 34%	0	(882,469)
– tax losses at 30%	(1,839,712)	0

This benefit for tax losses will only be obtained if:

(i) the Company derives future assessable income of a nature and amount sufficient to enable the benefit from the deductions for the losses to be realised; and

(ii) the Company continues to comply with the conditions of deductibility imposed by tax legislation; and

NOTE 5: REMUNERATION BENEFITS

	2001 $	2000 $
Directors' Remuneration		
Income received or due and receivable by the directors of the Company and any related parties	368,686	193,561
Number of directors whose income was within the following bands:	Number	Number
$Nil – $9,999	0	1
$10,000 – $19,999	0	1
$20,000 – $29,999	1	0
$30,000 – $39,999	2	0
$40,000 – $49,999	0	1
$60,000 – $69,999	1	2
$200,000 – $209,999	1	0

Directors remuneration excludes insurance premiums paid by the Company in respect of directors' and officers' liability insurance contracts as the contracts do not specify premiums paid in respect of individual directors and officers.Information relating to the insurance contracts is set out in the Directors' Report.

On 4 October 2000, pursuant to an employment contract dated 18 May 2000 and shareholder approval at the Extraordinary General Meeting held on 29 September 2000, 1,700,000 share options were issued to Dr Deborah Rathjen, Chief Executive Officer and Managing Director. At the date the employment contract was entered into, these options had no value and will be subject to various vesting dates, exercise prices and expiry dates. No value has been attributed to these options as the exercise prices are higher than the market price of the Company's shares at the date on which the employment contract was entered into.

Details of options granted to and exercised by directors during the year ended 30 June 2001 are set out in Note 17(b).

NOTE 6: AUDITORS' REMUNERATION

	2001 $	2000 $
Amounts received or due and receivable by Company auditors for:		
– auditing and reviewing the financial statements	23,500	17,000
– other services	8,902	23,844
	32,402	40,844

NOTE 7: EARNINGS PER SHARE

	2001 Cents	2000 Cents
Basic earnings per share (cents per share)	(11.5)	(9.6)
Diluted earnings per share (cents per share)	(7.2)	(5.8)
– Weighted average number of ordinary shares outstanding during the year used in calculation of basic earnings per share	28,492,948	14,754,004

NOTE 8: CASH FLOW INFORMATION

	2001 $	2000 $
Reconciliation of operating profit/(loss) after income tax to net cash inflow from operating activities		
Operating profit/(loss) after income tax	(3,279,252)	(1,418,874)
Non-cash items in operating profit/(loss)		
Depreciation and amortisation	253,565	71,643
Directors' fees	69,613	0
Net gain on sale of non-current assets	(22)	0
Provision for employee entitlements	21,881	0
Shares issued in lieu of operating expenses	0	56,050
Changes in operating assets and liabilities		
Decrease/(Increase) in debtors and accruals	(2,072)	(7,259)
Decrease/(Increase) in other operating assets	(73,393)	48,498
Increase/(Decrease) in creditors and accruals (operating activities only)	401,627	(163,448)
Cash Flows from operations	(2,608,053)	(1,413,390)

NOTE 9: CASH

Cash at the end of the financial year as shown in the Statement of Cash Flows is reconciled to items in the Statement of Financial Position as follows:

Cash at bank or on hand	1,419	522,778
Cash deposits	9,828,515	4,014,502
	9,829,934	4,537,280

NOTE 10: NON-CASH FINANCIAL ACTIVITIES

Directors' fees satisfied by the issue of shares	69,613	0

NOTE 11: RECEIVABLES

	2001 $	2000 $
CURRENT		
Other debtors	84,686	72,922

NOTE 12: OTHER ASSETS

	2001 $	2000 $
CURRENT		
Prepayments	23,186	13,866
Accrued revenue	25,964	64,357
	49,150	78,223

NOTE 13: PLANT AND EQUIPMENT

	2001 $	2000 $
NON-CURRENT		
Administrative plant and equipment – at cost	96,186	15,730
Accumulated depreciation	25,330	3,153
	70,856	12,577
Scientific plant and equipment – at cost	824,960	406,030
Accumulated depreciation	214,628	37,117
	610,332	368,913
Leasehold improvements – at cost	56,874	56,738
Accumulated depreciation	14,338	3,008
	42,536	53,730
Total plant and equipment	978,020	478,498
Total accumulated depreciation	254,296	43,278
Total plant and equipment	723,724	435,220

Reconciliations

Reconciliations of the carrying amounts of each class of plant and equipment at the beginning and end of the current financial year are set out below.

	Administrative plant & equipment $	Scientific plant & equipment $	Leasehold improvements $	Total $
Carrying amount at 1 July 2000	12,577	368,913	53,730	435,220
Additions	80,956	425,219	136	506,311
Disposals	(478)	(6,289)	0	(6,767)
Depreciation (note 3)	(22,199)	(177,511)	(11,330)	(211,040)
Carrying amount at 30 June 2001	70,856	610,332	42,536	723,724

NOTE 14: INTANGIBLES

	2001 $	2000 $
NON-CURRENT		
Licences – at cost	212,666	212,666
Accumulated amortisation	70,889	28,365
	141,777	184,301

NOTE 15: ACCOUNTS PAYABLE

CURRENT		
Trade creditors	153,828	72,663
Other creditors	22,222	22,222
Accruals	343,341	78,818
Unearned Income	72,929	0
	592,320	173,703
NON-CURRENT		
Other creditors	0	22,222
	0	22,222

NOTE 16: BORROWINGS

NON-CURRENT		
Loan from other parties	50,000	50,000

NOTE 17: SHARE CAPITAL

(a) Issued and Paid-up Capital	$	$
Ordinary shares – fully paid	15,806,101	7,401,919
	Number	Number
Ordinary shares – fully paid	32,856,459	15,806,101

Movements in ordinary share capital of the Company during the past two years were as follows:

Date	Details	Issue Price	Number of Shares	$
01/07/1999	Opening balance		3,040,860	376,426
07/07/1999	Share issue	$ 0.10	53,000	5,300
07/07/1999	Share issue	$ 0.25	3,000	750
07/07/1999	Share issue	$ 0.10	339,876	33,988
07/07/1999	Share issue	$ 0.20	41,163	8,233
07/11/1999	Share issue	$ 0.25	200,000	50,000
07/11/1999	Share issue	$ 0.15	1,600,000	240,000
16/12/1999	Share issue (float)	$ 0.10	250,000	25,000
16/12/1999	Share issue (float)	$ 0.40	17,500,000	7,000,000
16/12/1999	Share issue (float)	$ 0.25	840,000	210,000
	Less capital raising costs associated with initial float			(635,942)
14/01/2000	Share issue – conversion of options	$ 0.50	10,665	5,332
13/03/2000	Share issue – conversion of options	$ 0.50	5,666	2,833
22/03/2000	Share issue	$ 0.40	200,000	80,000
30/06/2000	**Closing Balance**		**24,084,230**	**7,401,920**
24/07/2000	Share issue – conversion of options	$ 0.50	48,366	24,183
04/08/2000	Share issue – placement	$ 0.97	3,113,000	3,019,610
	Less capital raising costs associated with the placement			(150,011)
16/10/2000	Share issue – placement	$ 0.97	2,042,000	1,980,740
	Less capital raising costs associated with the placement			(100,000)
06/11/2000	Share issue – directors	$ 0.91	25,788	23,467
06/11/2000	Share issue – directors	$ 1.14	40,479	46,146
27/11/2000	Share issue – conversion of options	$ 0.50	1,666	833
01/03/2001	Share issue – conversion of options	$ 0.50	5,833	2,916
13/06/2001	Share issue – placement	$ 1.05	3,495,097	3,669,852
	Less capital raising costs associated with the placement			(113,555)
30/06/2001	**Closing Balance**		**32,856,459**	**15,806,101**

(b) Share options

(i) On 17 June 1999, 1,900,000 options were issued to Directors of the Company and a further 200,000 options were issued on 7 November 1999. All these options were issued pursuant to Share Option Deeds and each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company, at any time on or before 17 June 2004 at a fixed price of $0.30 per share. The number of unissued ordinary shares relating to these options at 30 June 2001 is 2,100,000 (2000 – 2,100,000)

(ii) On 7 November 1999, 150,000 options were issued to scientists from the University of Melbourne in recognition of contributions to the intellectual property licenced to the Company. Each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company, at any time after the second anniversary of the date on which the Company's shares were officially quoted on the Australian Stock Exchange Limited or before 7 November 2004 at a fixed price of $0.50 per share. The number of unissued ordinary shares relating to these options at 30 June 2001 is 150,000 (2000 - 150,000)

(iii) On 7 November 1999, 150,000 options were issued to members of the Scientific Advisory Board in recognition of consulting services to be provided. Each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company, at a fixed price of $0.50 per share, with 50,000 becoming exercisable at the end of each of the first, second and third year of the date on which the Company's shares were officially quoted on the Australian Stock Exchange Limited. If not exercised the options will lapse on 7 November 2004. The number of unissued ordinary shares relating to these options at 30 June 2001 is 150,000 (2000 - 150,000).

(iv) On 8 November 1999, 1,570,000 options were issued to Medvet Science Pty Ltd. Each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company, at any time after the second anniversary of the date on which the Company's shares were officially quoted on the Australian Stock Exchange Limited or before 8 November 2004 at a fixed price of $0.50 per share. On 27 November 2000, 30,000 of these options were cancelled. The number of unissued ordinary shares relating to these options at 30 June 2001 is 1,540,000 (2000 - 1,570,000).

(v) On 15 December 1999, 300,000 options were issued to the Underwriters of the initial public offering, Taylor Collison Limited, as part of the Underwriting Agreement. Each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company, at any time on or before 30 June 2002 at a fixed price of $0.50 per share. The number of unissued ordinary shares relating to these options at 30 June 2001 is 300,000 (2000 - 300,000).

(vi) On 16 December 1999, 5,832,936 options were issued to subscribers to the Prospectus. Each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company, at any time on or before 30 November 2001 at a fixed price of $0.50. As at 30 June 2001, 72,196 of these options had been exercised (2000 - 16,331). On 27 August 2001, the Company entered into an agreement with Taylor Collison to underwrite these options.

(vii) On 19 April 2000, 75,000 options were issued to Professor Samuel Berkovic in recognition of his contributions to the Scientific Advisory Board of the Company. Each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company, at a fixed price of $0.65 per share, with 25,000 becoming exercisable on the first, second and third anniversaries of Professor Berkovic's appointment to the Scientific Advisory Board. If not exercised, the options will lapse on 8 June 2005 or on the date of termination of the Consultancy Agreement, whichever is earlier. The number of unissued ordinary shares relating to these options at 30 June 2001 is 75,000 (2000 - 75,000).

(viii) On 21 June 2000, 304,600 options were issued to, or for the benefit of, scientists and support staff involved in the Company's research programs to align their interests with the Company's shareholders. Each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company, at any time from 21 June 2002 until 21 June 2005 at a fixed price of $1.00 per share. On 6 December 2000, 9,000 of these options were cancelled and a further 6,000 were cancelled on 17 January 2001. The number of unissued ordinary shares relating to these options at 30 June 2001 is 289,600 (2000 - 304,600).

(ix) On 2 August 2000, 113,333 options were issued to Heidrick & Struggles Incorporated, the firm engaged to recruit the Chief Executive Officer. Each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company, at any time from 2 August 2000 to 19 June 2003 at a fixed price of $1.00 per share. The number of unissued ordinary shares relating to these options at 30 June 2001 is 113,333 (2000 - nil).

(x) On 4 October 2000, 1,700,000 options were issued to Dr Deborah Rathjen. Each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company. The options are exercisable as follows:

Exercise Price	Exercise Period	Quantity
$1.00	19 June 2002 to 19 June 2007	340,000
$1.00	19 June 2003 to 19 June 2008	340,000
$1.00	19 June 2004 to 19 June 2009	170,000
$1.40	19 June 2004 to 19 June 2009	170,000
$1.40	19 June 2005 to 19 June 2010	680,000

The number of unissued ordinary shares relating to these options at 30 June 2001 is 1,700,000 (2000 - nil).

(xi) On 18 June 2001, 15,000 options were issued to Dr Ram Seshadri, a principal consultant on the breast cancer project to align his interests with the Company's shareholders. Each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company, at any time from 18 June 2003 until 18 June 2006 at a fixed price of $1.30 per share. The number

NOTE 18: ACCUMULATED LOSSES

	2001 $	2000 $
Balance at the beginning of the year	(2,339,898)	(921,024)
Net loss for the year	(3,279,252)	(1,418,874)
Balance at the end of the year	(5,619,150)	(2,339,898)

NOTE 19: COMMITMENTS FOR EXPENDITURE

(a) Operating lease commitments payable		
– not later than one year	136,321	131,376
– later than one year but not later than 2 years	70,107	140,713
– later than 2 years but not later than 5 years	197,466	215,081
	403,895	487,170
(b) Service contract commitments payable		
– not later than one year	1,661,538	1,095,000
– later than one year but not later than 2 years	832,500	670,000
– later than 2 years but not later than 5 years	0	35,000
	2,494,038	1,800,000

Pursuant to the terms and agreements entered into by the Company with both the Women's and Children's Hospital ("WCH") and the University of Melbourne ("U of M") to acquire the licence for the epilepsy project from the WCH and U of M and the breast cancer project from the WCH , the Company is liable to make further payments to the WCH and U of M upon the achievement of certain conditions. Pursuant to the terms and agreement entered into by the Company with Medvet Science Pty Ltd ("Medvet"), for the Angiogenesis Project, the Company is liable to make further payments to Medvet upon the achievement of certain conditions.

Due to the confidential nature of the agreements, further disclosure would not be in the Company's best interests.

NOTE 20: RELATED PARTIES

TRANSACTIONS OF DIRECTORS AND DIRECTOR RELATED ENTITIES

The names of persons who were directors of the Company for the entire financial year ended 30 June 2001 are as follows: Fraser Ainsworth, Deborah Rathjen, Christopher Henney, Warren Kinston and Peter Maddern.

Remuneration and retirement benefits

Information on remuneration of directors is disclosed in Note 5 of this report.

Transactions of directors and director-related entities concerning shares or share options

Aggregate numbers of shares and share options of the Company acquired or disposed of by directors of the Company or their director-related entities during the period were:

	2001 Number	2000 Number
Acquisitions		
Ordinary shares	76,267	328,500
Options on ordinary shares	1,700,000	238,833
Disposals		
Ordinary shares	40,000	39,000
Options on ordinary shares	0	13,000

Aggregate numbers of shares and share options of the Company held directly, indirectly or beneficially by directors of the Company or their director-related entities at balance date:

	2001 Number	2000 Number
Ordinary shares	881,518	845,251
Options on ordinary shares	3,825,833	2,125,833

Other transactions with directors of the Company and their director related entities

A director, Mr F Ainsworth, is a director and shareholder of Potential Energy Pty Ltd. From 1 July 2000 to 31 December 2000, the Company rented office furniture and equipment and purchased office furniture and equipment from Potential Energy Pty Ltd. In addition, Potential Energy Pty Ltd sub-let a portion of the office space occupied by the Company, along with the provision of secretarial services and the purchase of a bookcase. These transactions were based on normal commercial terms and conditions.

A director, Mr P Maddern, is a director and shareholder of Palmerston Projects Pty Ltd. From 1 July 2000 to 31 August 2000, Palmerston Projects Pty Ltd provided accounting and business services to the Company. In addition, Palmerston Projects sub-let a portion of the office space occupied by the Company. These transactions were based on normal commercial terms and conditions.

Aggregate amounts of each of the above types of other transactions with directors and their director-related entities:

Expenses	2001 $	2000 $
Accounting and business services	21,919	30,885
Purchase of office furniture and equipment	5,058	0
Rental of office furniture and equipment	6,177	0
Rental of office space and administration support	0	26,690
Revenues		
Rental of office space and secretarial services	16,921	6,163
Sale of bookcase	500	0

Aggregate amounts payable to directors and their director-related entities at balance date:

	2001 $	2000 $
Current liabilities	0	14,359

Aggregate amounts receivable from directors and their director-related entities at balance date:

	2001 $	2000 $
Current assets	1,071	5,702

Other related parties

The aggregate amounts recognised in respect of other transactions with each class of other related parties were:

Transaction Type	Class of other related party	2001 $	2000 $
Professional services provided	Associate	0	68,361
Provision of corporate offices	Associate	0	15,500

The amounts paid to Associates in 2000, relate to payments made to Taylor Collison. Due to changes in the Company's equity Taylor Collison is no longer classified as an Associate of the Company.

NOTE 21: EVENTS OCCURRING AFTER REPORTING DATE

On 25 May 2001 the Company entered into an Indemnity Deed with Industrial and Commercial Premises Corporation ("ICPC"), a South Australian Government Agency. ICPC and the Company have agreed for ICPC to erect a purpose built facility for the Company at the Thebarton biotechnology precinct. The land and building will be purchased by the Company on terms as set out in a Deferred Purchase Agreement. This Deferred Purchase Agreement has not been executed at the date of this report. The total cost of the building is expected to be approximately $6.27million, which will be repaid over a ten year period. A deposit of 15% is payable upon execution of the Deferred Purchase Agreement. The State Government has offered a facilitation package to the Company to offset a portion of the costs involved, the terms of which are protected by a confidentiality agreement.

On 19 July 2001 the Company issued 350,000 ordinary shares, raising $367,500, to finalise the private placement announced in May 2001. The placement raised a total of $4,037,352 at $1.05 per share.

On 17 August 2001 the Company announced it had been awarded $224,325 by the Federal Government to advance the Company's research into the discovery of genes involved in the development of breast cancer.

On 27 August 2001 the Company announced that Taylor Collison had been engaged to underwrite the conversion of subscriber options issued under the IPO Prospectus dated 11 November 1999. The subscriber options are exercisable at $0.50 on or before 30 November 2001.

On 3 September 2001 the Company announced that it had achieved a significant breakthrough in its breast cancer project with the finding that a breast cancer tumour suppressor gene code named BN064 is implicated in the development of approximately 50% of breast cancers. The provisional patent filing of BN064, made on 1 September 2000, has now progressed to the international PCT stage.

The financial effects of the above transactions have not been brought to account at 30 June 2001.

No other matters or circumstances have arisen since the end of the financial year which significantly affected, or may significantly affect, the operations of the Company, the results of those operations, or the state of affairs of the Company in future financial years.

NOTE 22: SEGMENT REPORTING

The Company, which operates solely in Australia, conducts research and development on the genetic basis of human diseases.

NOTE 23: FINANCIAL INSTRUMENTS

2001	Notes	Floating interest rate	Fixed Interest for: 1 year or less	Fixed Interest for: over 1 to 5 years	Non-interest bearing	Total
Financial Assets						
Cash and deposits		310,457	9,518,058	0	1,419	9,829,934
Receivables		0	0	0	133,836	133,836
		310,457	9,518,058	0	135,255	9,963,770
Weighted average interest rate		4.25%	4.93%			
Financial Liabilities						
Trade and other creditors		0	0	0	592,320	592,320
Other Loans		0			50,000	50,000
		0	0	0	642,320	642,320
Net financial assets (liabilities)		310,457	9,518,058	0	(507,065)	9,321,450

2000	Notes	Floating interest rate	Fixed Interest for: 1 year or less	Fixed Interest for: over 1 to 5 years	Non-interest bearing	Total
Financial Assets						
Cash and deposits		522,778	4,014,502	0	0	4,537,280
Receivables		0	0	0	151,145	151,145
		522,778	4,014,502	0	151,145	4,688,425
Weighted average interest rate		3.76%	5.99%			
Financial Liabilities						
Trade and other creditors		0	0	0	195,925	195,925
Other Loans		0			50,000	50,000
		0	0	0	245,925	245,925
Weighted average interest rate						
Net financial assets (liabilities)		522,778	4,014,502	0	(94,780)	4,442,500

Reconciliation of net financial assets to net assets	2001 $	2000 $
Net financial assets as above	9,321,450	4,442,500
Non-financial assets		
Other assets	0	0
Property, plant and equipment	723,724	435,220
Intangibles	141,777	184,301
Net assets per balance sheet	10,186,951	5,062,021

directors' declaration

The directors of the Company declare that:

1 The financial statements and notes, as set out on pages 44 to 63:

(a) comply with Accounting Standards, the Corporations Act 2001 and other mandatory professional reporting requirements; and

(b) give a true and fair view of the financial position as at 30 June 2001 and performance for the year ended on that date of the Company.

2 At the date of this statement, there are reasonable grounds to believe the company can meet its debts as and when they fall due.

This statement is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the directors by:

Director [signature] Director [signature]

Dated this 11th day of September 2001.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

91 King William Street
ADELAIDE SA 5000
GPO Box 418
ADELAIDE SA 5001
DX 77 Adelaide
Australia
www.pwcglobal.com/au
Telephone +61 8 8218 7000
Facsimile +61 8 8218 7999

Independent audit report to the members of Bionomics Limited

Scope

We have audited the financial report of Bionomics Limited ("the Company") for the financial year ended 30 June 2001 as set out on pages 44 to 64. The Company's directors are responsible for the financial report. We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the Company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance as to whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion as to whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards, other mandatory professional reporting requirements and the Corporations Act 2001 in Australia so as to present a view which is consistent with our understanding of the Company's financial position, and performance as represented by the results of its operations and its cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit opinion

In our opinion, the financial report of the Company is in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the Company's financial position as at 30 June 2001 and of its performance for the financial year ended on that date; and

(ii) complying with Accounting Standards and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements.

PricewaterhouseCoopers
Chartered Accountants

PG Steel

shareholder information

All shareholder information provided is current as at 23 August 2001.

Difference in Results Reported to the ASX

There are no material differences between the figures reported in the financial statements and those lodged with the ASX in the Company's Appendix 4C for the quarter ended 30 June 2001.

Audit Committee

Bionomics does not have a formal audit committee. The nomination of external auditors and the review of the adequacy of the existing external audit arrangements are determined by the board as a whole.

Corporate Governance

Bionomics' corporate governance practices are set out in the section headed Corporate Governance of the Annual Report.

Substantial Shareholders

There are no shareholders with a Substantial Holding (as defined by the Corporations Act 2001) listed in the the Company's register.

Equity Securities

There are 2,532 holders of ordinary shares and 704 holders of options.

The number of shareholdings held in less than marketable parcels is 169.

The number of option holdings held in less than marketable parcels is 15.

Voting Rights

There are two classes of equity securities issued by the Company, ordinary shares and options, with voting rights attached only to the ordinary shares. One share equates to one vote.

Distribution of Shareholders of Equity Securities	**Number**	
Category (size of Holding)	Ordinary Shares	Options
1 - 1,000	462	13
1,001 - 5,000	1,149	472
5,001 - 10,000	484	112
10,001 - 100,000	394	104
100,001 - and over.	43	3
	2,532	704

Restricted and Unquoted Equity Securities

Ordinary Shares	**Number**
All unquoted ordinary shares were restricted as follows:	
Shares escrowed until 21 December 2001	3,224,560
Total restricted unquoted ordinary shares held by 17 shareholders	3,224,560
Bionomics Investments Pty Ltd holds 920,834 of these shares.	

Options	**Number**
The following options were unquoted and restricted:	
Options escrowed until 21 December 2001 exercisable at $0.30 expiring on 17 June 2004	2,100,000
Options escrowed until 21 December 2001 exercisable at $0.50 expiring on 1 July 2002	300,000
Total restricted unquoted options held by 5 optionholders	2,400,000
Mr Fraser Ainsworth holds 1,000,000 of these options.	

Also the Company had on issue the following unquoted options:	**Number**
Options exercisable at $1.00 between 19 June 2000 and 19 June 2003	113,333
Options exercisable at $0.50 between 17 December 2001 and 8 November 2004	1,840,000
Options exercisable at $1.00 between 21 June 2002 and 21 June 2005	289,600
Options exercisable at $0.65 between 8 June 2001 and 8 June 2005	75,000
Options exercisable at $1.00 between 19 June 2002 and 19 June 2007	340,000
Options exercisable at $1.00 between 19 June 2003 and 19 June 2008	340,000
Options exercisable at $1.00 between 19 June 2004 and 19 June 2009	170,000
Options exercisable at $1.40 between 19 June 2004 and 19 June 2009	170,000
Options exercisable at $1.40 between 19 June 2005 and 19 June 2010	680,000
Options exercisable at $1.30 between 18 June 2003 18 June 2006	15,000
Total unquoted options held by 16 optionholders	4,032,933

Dr Deborah Rathjen holds 1,700,000 of these options.

Medvet Science Pty Ltd holds 1,742,500 of these options.

20 Largest Shareholders – Ordinary Capital (quoted and unquoted shares)

	Name	Number of Ordinary Fully Paid Shares Held	% Held of Issued Ordinary Capital
1	Bionomics Investments Pty Ltd	1,473,335	4.44
2	ANZ Nominees Limited	1,465,000	4.41
3	BNP Paribas Equities (Australia) Ltd	1,121,600	3.38
4	Perpetual Trustee Company Ltd	1,000,000	3.01
5	Perpetual Trustees Victoria	800,000	2.41
6	Peter Maddern	564,066	1.70
7	Citicorp Nominees Pty Limited	563,880	1.70
8	Queensland Investment Corporation	512,000	1.54
9	Ladies' Own SDN Berhad	500,000	1.51
10	National Nominees Limited	396,226	1.19
11	Amrav Pty Ltd	352,000	1.06
12	Guardian Trust Australia Ltd	350,000	1.05
13	Starwide Investments Pty Ltd	315,412	0.95
14	Biotechnology Investments Limited	315,000	0.95
15	Mambat Pty Ltd	311,827	0.94
16	I E Properties Pty Limited	292,467	0.88
17	J C Betar Pty Limited	260,000	0.78
18	Taylor Collison Limited	250,001	0.75
19	Mirrabooka Investments Limited	250,000	0.75
20	Westpac Custodian Nominees Limited	237,088	0.71
		11,329,902	34.11

20 Largest Option Holders – Quoted Options

	Name	Number of Options Held	% Held of Issued Options
1	I E Properties Pty Limited	329,097	5.71
2	Amrav Pty Ltd	188,329	3.27
3	Fortis Clearing Nominees Pty Ltd	159,491	2.77
4	Westpac Custodian Nominees Limited	133,438	2.32
5	McKell Place Nominees Pty Ltd	85,342	1.48
6	Gimbells Pty Ltd	69,627	1.21
7	J C Betar Pty Limited	64,000	1.11
8	Nutsville Pty Ltd	62,333	1.08
9	Mr Patrick Ford	61,332	1.06
10	R J Vickers Pty Limited	55,998	0.97
11	Symington Pty Ltd	53,333	0.93
12	Mr David Eric Campbell	50,000	0.87
13	Mr Neville Wells	50,000	0.87
14	Mr Wensley John Carroll	45,463	0.79
15	Mr Matthew Rudge	45,000	0.78
16	Mr Alistair Boot	43,829	0.76
17	Swell Nominees Pty Ltd	43,082	0.75
18	Diskdew Pty Limited	41,666	0.72
19	Crestcave Pty Ltd	40,000	0.69
20	Linsley & Co Pty Ltd	40,000	0.69
		1,661,360	28.83

Company Particulars

Bionomics Limited, a listed public company, is domiciled and incorporated in Australia.

The name of the Company Secretary is Mrs Jill Mashado.

The address of the Company's registered office in Australia is:

Level 1

77 King William Road

North Adelaide SA 5006

Telephone (08) 8367 0470

The address of the Company's principal administrative office is:

Level 1

77 King William Road

North Adelaide SA 5006

Telephone (08) 8367 0470

Facsimile (08) 8367 0467

Email: reception@bionomics.com.au

Web Address: www.bionomics.com.au

The address of the register of securities is:

Computershare Investor Services Pty Limited

Level 5, 115 Grenfell Street

Adelaide SA 5000

Telephone 1300 556 161 (within Australia)

61 3 9615 5970 (outside Australia)

Prospectus



Bionomics



CORPORATE DIRECTORY

DIRECTORS

Mr Fraser Ainsworth	Chairman
Mr Peter Maddern	Executive Director
Dr Chris Henney	Non-Executive Director
Dr Warren Kinston	Non-Executive Director

COMPANY SECRETARY

Mr Donald Stephens
C/-HLB Mann Judd Stephens
82 Fullarton Road
Norwood, SA 5067

REGISTERED OFFICE

C/-HLB Mann Judd Stephens
82 Fullarton Road
Norwood, SA 5067

SOLICITORS

Johnson Winter & Slattery
75 Hindmarsh Square
Adelaide, SA 5000

AUDITOR

PricewaterhouseCoopers
Santos House
91 King William Street
Adelaide, SA 5000



PATENT ATTORNEYS

Griffith Hack
509 St Kilda Road
Melbourne, Vic 3000

UNDERWRITERS

Taylor Collison Limited
Level 2, 12 Pirie Street
Adelaide SA 5000
GPO Box 2046
Adelaide, SA 5001
Telephone 08-8212-2688
Facsimile 08-8231-3506

Level 2, 55 Hunter Street
Sydney, NSW 2000
GPO Box 4261
Adelaide, SA 5001
Telephone 02-9232-1688
Facsimile 02-9232-1677

SCIENTIFIC ADVISORY BOARD

Professor Grant Sutherland
Professor Mathew Vadas
Professor Axel Ullrich
Professor Erkki Ruoslahti

SHARE REGISTRY

Computershare Registry Services Pty Ltd
Level 11, 115 Grenfell Street
Adelaide, SA 5000

IMPORTANT NOTICE

This Prospectus contains important information and should be read in its entirety before making an investment decision.

Investment in Bionomics should be considered speculative; the Shares and Subscriber Options offered under this Prospectus carry no guarantee with respect to payment of dividends, return of capital or market value. Prospective investors should have particular regard to the risks associated with Bionomics' business described in section 9 of this Prospectus. If you have any doubts about the contents of this Prospectus, you should consult a professional adviser.

This Prospectus is dated 11 November 1999 and was lodged with the Australian Securities and Investments Commission ('ASIC') on 11 November 1999. The ASIC takes no responsibility for the contents of this Prospectus. No Shares or Subscriber Options will be allotted or issued on the basis of this Prospectus later than 12 months after the date of issue of the Prospectus. Shares allotted or issued pursuant to the exercise of Subscriber Options will be allotted or issued on the terms and conditions on which the Subscriber Options are issued (as set out in section 11) and, in any event, not more than 14 business days after the receipt of a properly executed exercise notice and application monies in respect of the Subscriber Options exercised.

IMPORTANT DATES

Offer Opening Date	2 December 1999
Offer Closing Date	16 December 1999
Expected date for despatch of shareholding and option holding statements	20 December 1999
Expected date of quotation of the Shares and Subscriber Options by ASX	23 December 1999

These dates are indicative only. Bionomics reserves the right to bring forward, or extend, the Offer Closing Date as required and any such change may have an effect on subsequent dates. All Applicants are encouraged to submit their Applications as early as possible as the Offer may close at any time after the Acceptance Period commences.

RESTRICTIONS ON THE DISTRIBUTION OF THIS PROSPECTUS

The Offer of Shares and Subscriber Options pursuant to this Prospectus is directed to Australian residents only. No action has or will be taken to permit a public offering of the Shares or Subscriber Options in any jurisdiction outside Australia. In particular, the Shares and Subscriber Options have not been, and will not be, registered under the US Securities Act 1933 and, subject to certain exceptions, may not be offered or sold in the US or to US persons.

The distribution of this Prospectus outside Australia may therefore be restricted or prohibited and any person who receives this Prospectus outside Australia should inform themselves about and observe any such restrictions or prohibitions. Failure to do so may constitute a violation of foreign securities laws.

Chairman's Letter



Bionomics Limited



11 November 1999

Dear Shareholders and Investors,

On behalf of Bionomics, I am pleased to introduce this Prospectus which presents an offer of Shares and Subscriber Options in Bionomics, a new biotechnology company. The Prospectus contains an offer of 17.5 million shares at an issue price of $0.40 each to raise $7.0 million[1]. For each three Shares subscribed for, one Subscriber Option will be allotted for no additional fee. Subscriber Options will be exercisable at $0.50 each on or before 30 November 2001.

The biotechnology revolution has been described as having the potential to bring significant and pervasive change to people's lives. It is Bionomics' aim to become a significant player in the Australian industry and to contribute to the successful development of medical science for the betterment of its shareholders, and us all, including future generations.

While still considered by many to be in its formative stages, the biotechnology industry in the United States is already an approximately US$100 billion industry as measured by the market capitalisation of biotechnology companies in the United States in 1997. The US industry directly employs more than 150,000 people. Australian Stock Exchange listed biotechnology stocks are already valued at over $4 billion and growing rapidly. Bionomics is fortunate to not only be able to generally offer you an investment in this industry but also specifically the opportunity to participate in the development of important research to be undertaken by some of Australia's leading scientists in the biotechnology field, working in recognised national scientific institutions.

Bionomics' Founders include its inaugural Scientific Advisory Board co-chairs, Professor Grant Sutherland of the Department of Cytogenetics and Molecular Genetics of the Women's and Children's Hospital, Adelaide and Professor Mathew Vadas of the Institute of Medical and Veterinary Science, also in Adelaide. Bionomics will initially be developing research that emanates from the work of Professor Grant Sutherland, who is one of Australia's most internationally recognised geneticists and from work conducted by the University of Melbourne. Bionomics will be developing this research in the important disease areas of epilepsy and breast cancer.

These diseases are both serious and poorly treated. Statistics suggest that approximately 3% of the population will develop epilepsy at some point during their lives and that breast cancer affects approximately one in nine women in the western world, with an approximate 25% mortality rate. Bionomics believes Professor Sutherland's research is world competitive in the development of genetic based therapeutics in both areas. This research is described in more detail in section 3 of this Prospectus.

The Directors currently intend to use the funds raised under this Prospectus primarily to further research into and development of new treatments and diagnostics for both epilepsy and breast cancer. If other appropriate opportunities arise which are consistent with Bionomics' core competencies, and Bionomics has available funds, those funds may also be directed to those opportunities.

The Women's and Children's Hospital, the University of Melbourne and the Institute of Medical and Veterinary Science are being contracted to undertake this research and development work for the Company. In the event that valuable and marketable results evolve from this research, the Company will determine the best way to maximise the resulting value for shareholders through such means as sale, licence or further in-house development.

An investment in Bionomics should be considered as speculative in nature. I urge you to read the Prospectus carefully before making an investment decision, paying particular attention to the risks associated with Bionomics' business as described in section 9.

The Directors are positive about the future prospects for Bionomics and commend this Prospectus to you.

Fraser Ainsworth

Chairman

1 "$" means Australian Dollars unless otherwise indicated.

History



HISTORY

Whilst Bionomics was incorporated on 27 September 1996, the inspiration for the formation of a new biotechnology venture in South Australia came much earlier. In the early 1990's, Professor Mathew Vadas, Director of the Hanson Centre for Cancer Research (a centre within the Institute of Medical and Veterinary Science (IMVS)) noted increasing difficulty in gaining research funds in the conventional manner of obtaining funding from grant bodies and government. In 1995, with the advice and assistance of Dr Warren Kinston (now a Director), Professor Vadas recognised the potential of the emerging biotechnology industry and the private-public partnerships developing in the UK, Europe and the USA.

With this in mind, Professor Vadas informally spoke with senior representatives of Taylor Collison Limited ("Taylor Collison") to obtain advice on financing and business support and sought the involvement of noted geneticist Professor Grant Sutherland from the Women's and Children's Hospital ("WCH") to give the venture greater depth and breadth. Dr Kinston then worked with the scientists to clarify an initial range of potential profitable markets accessible through their intellectual property and departmental competencies. Further assistance was provided by Dr Axel Ullrich (now a member of the Scientific Advisory Board ("SAB")).

Since incorporation, the main focus of Bionomics has been to access capital sufficient to commence commercialisation of relevant intellectual property. Upon successfully raising funds under this Prospectus, Bionomics will commence scientific research and development work on its own account in the disease areas of epilepsy and breast cancer.

The ability of the Company to reach this point of its development would not have been possible without the support of many parties. In particular, the commitment and dedication of its Founders, the continued goodwill of the WCH (the principal licensor of the intellectual property to be utilised in Bionomics' business), the support of Taylor Collison, the financial support of the Government of South Australia and investment of seed capital from various parties including F. H. Faulding & Co. Ltd.

In broad terms, the mission of Bionomics has remained as initially espoused by its Founders and may be formally described as "to be a world leading biotechnology company in the business of producing validated drug targets."



Adelaide-based members of the Bionomics team: Co-chairs of the Scientific Advisory Board, Professor Grant Sutherland (front) and Professor Mathew Vadas (left). Board members, Chairman, Fraser Ainsworth (right) and Executive Director, Peter Maddern (rear).

Features of Bionomics and this Offer

This section provides an overview of Bionomics, the genetics research it intends to carry out and the Offer.



1.1 INTRODUCTION TO THE BUSINESS OF GENETICS AND GENOMICS

- Bionomics is a company involved in the business of genetics - the branch of science concerned with heredity and genes.
- Genomics refers to studies seeking to identify and understand particular genes that are fundamental to the onset and/or progression of specific diseases or disease processes. Genomics is a valuable, extra weapon in the armoury of drug developers as it permits greater accuracy when seeking to identify the causes of disease and it facilitates an increased array of techniques when endeavouring to treat such diseases.
- Bionomics aims to identify particular genes or the proteins they encode which can be shown to have a role in the onset or progression of disease. These genes or proteins are known as "validated drug targets" and it is the aim of Bionomics to be a world leader in the business of identifying these validated drug targets.
- Bionomics will identify validated drug targets by two main processes - positional cloning of genes and DNA microarray.
- Positional cloning is the process of identifying single, specific genes ("gene isolation") through the collection and analysis of DNA material collected from large multi-generation family groups. This DNA material comes from blood samples and permits precise identification of the gene or genes common to all those in the family group with particular types of epilepsy.
- DNA microarray technology is enabling technology that enhances traditional validated drug target discovery approaches. It allows researchers to identify from tissue samples those genes that react differently in the disease state from the normal state. This enables, in due course, direct identification of most genes involved in the onset or progression of a disease.
- Positional cloning and DNA microarray are performed using an understanding of cell biology - the science concerned with the smallest unit of living structure capable of independent existence - and molecular biology - the science aimed at understanding the molecular mechanisms responsible for living processes.
- Isolated genes may lead to disease treatment through drug development and gene therapy. Drugs are chemical agents that affect various biological systems in the body involved in the particular disease. Gene therapy is the manipulation of the genes involved in the disease. Diagnostics - substances that determine whether or not a specified disease or disease process is present in an individual - can also be derived from isolated genes.
- Validated drug targets are valuable and may be licensed to pharmaceutical or other biotechnology companies for drug development, gene therapy and diagnostic development.

1.2 THE SCIENCE OF BIONOMICS

- Through its epilepsy project and breast cancer project, Bionomics will be targeting its validated drug target research and development efforts in the disease areas of epilepsy and breast cancer. The markets for both these diseases are large and poorly met by current treatments.
- Bionomics has accessed the science for its epilepsy project and breast cancer project through the licensing of intellectual property. The intellectual property relating to the breast cancer project has been developed by the Department of Cytogenetics and Molecular Genetics ("DCMG") at the WCH and the intellectual property relating to the epilepsy project has been developed by the DCMG and the epilepsy program of the University of Melbourne (the "U of M") ("Epilepsy Program"). Professor Grant Sutherland, one of Australia's most internationally recognised scientists, leads the DCMG. Professor Sam Berkovic, one of Australia's leading epilepsy clinical researchers, leads the Epilepsy Program.

- The scientific and technological platform upon which Bionomics will commence operations is described below:

INTELLECTUAL PROPERTY ("IP") AGREEMENTS

A. Epilepsy Project

Epilepsy Project Licence Agreement

Parties	WCH and U of M (licensors), Bionomics (licensee).
IP	Patent relating to the diagnosis and treatment of a certain form of epilepsy and other intellectual property and information, including DNA samples, relevant to the study of epilepsy.
Project Field	Genes and their products which cause epilepsy.

B. Breast Cancer Project

Tumour Suppressors Project Licence Agreement

Parties	WCH (licensor), Bionomics (licensee)
IP	Provisional patent application relating to certain tumour suppressor genes on chromosome 16 and other intellectual property and information relating to tumour suppressor genes.
Project Field	Tumour suppressor genes and their products as they relate to breast cancer or other malignant processes.

SCIENTIFIC RESEARCH AGREEMENTS

A. Epilepsy Project

Epilepsy Project Services Agreement

Parties	Bionomics, WCH and U of M
Term	Two years.
Services	WCH and U of M will conduct a program of research relating to the epilepsy project.

B. Breast Cancer Project

Tumour Suppressors Project Services Agreement

Parties	Bionomics, WCH
Term	Two years.
Services	WCH will conduct a program of research relating to the tumour suppressors project.

C. IMVS Services Agreement

Parties	Bionomics, IMVS
Term	Two years.
Services	IMVS will use DNA microarray technology to identify and document genes involved in epilepsy and breast cancer.

For further information on these key agreements refer to section 3 and section 10.

- The intellectual property relating to Bionomics' epilepsy project has arisen from a scientific collaboration between Professor Grant Sutherland and Professor Sam Berkovic and their respective employers, WCH and U of M.
- The intellectual property relating to Bionomics' breast cancer project has arisen from work undertaken by Professor Sutherland at the WCH.
- In the epilepsy project, Bionomics will be utilising positional cloning and DNA microarray techniques to seek to identify validated drug targets. Once identified, targets will be marketed internationally with the intention of licensing the use of the targets for developing a treatment of epilepsy.
- In the breast cancer project, Bionomics will be seeking to identify validated drug targets, both through isolating tumour suppressor genes - particular genes that control normal cell growth but when they fail to function result in unrestrained cell growth - and DNA microarray. Once identified, these targets or tumour suppressor genes will be marketed internationally with the intention of licensing the use of the targets or genes for the treatment of breast cancer.
- It is expected that these validated targets would be both marketable and valuable. At the conclusion of Section 3 (page 28) is a table that sets out particulars of a sample of validated target licence sales in the past 12 months or so.
- The independent industry expert engaged by Bionomics to provide a report for this Prospectus, Aoris Nova Pty Ltd, states:

  "Aoris Nova believes that the Bionomics Ltd technical strategies and work plan are sound and the researchers are recognised internationally as leaders in their fields. From our analysis of the work program, the capability of the researchers and results to date we believe they have the potential to generate further valuable intellectual property for the company, especially in epilepsy and breast cancer. Significant revenues could be generated if any of the main projects are commercially successful and if they maintain a technical and market lead."

  Investors should read the full report of Aoris Nova which is found in section 8.
- Bionomics aims to add significant commercial value from the development of its licensed intellectual property.

1.3 THE PEOPLE OF BIONOMICS

- Bionomics has a well credentialed Board of Directors that includes a blend of skills and experience in each of Australian business, international business and the biotechnology industry. Fraser Ainsworth chairs the board and his fellow directors are Dr Chris Henney, Dr Warren Kinston, and Mr Peter Maddern.
- Mr Ainsworth and Mr Maddern will lead the executive team of the company until a suitably qualified and experienced Chief Executive Officer ("CEO") is appointed, preferably within six months of the date the Company is listed by the ASX.
- Professor Sutherland will lead the project management of Bionomics' research and development program. The work envisaged by the program will be undertaken utilising the expertise of the DCMG of the WCH, the IMVS and the U of M pursuant to services agreements with each of those institutions.
- Professor Sutherland will co-chair the Scientific Advisory Board (SAB) of the Company with Professor Mathew Vadas. Other members of the SAB are Professor Axel Ullrich (Max-Planck-Institute for BioChemistry, Germany) and Professor Erkki Ruoslahti (Burnham Institute, La Jolla, California). Particulars relating to the Directors and members of the SAB are set out in Section 4.

1.4 THIS OFFER

- Bionomics intends to raise through this Prospectus $7.0 million by the issue of 17,500,000 ordinary shares with an issue price of $0.40 each. For each three Shares subscribed for, one Subscriber Option will be allotted for no additional fee. Subscriber Options will be exercisable at $0.50 each on or before 30 November 2001. The Offer is underwritten by Taylor Collison.
- Rights attaching to the Shares are set out in Section 10.3 and terms and conditions of the Subscriber Options are described in Section 11.
- The following table sets out the proposed capital structure of the Company. Further details are set out in Section 5.

BIONOMICS LIMITED – CAPITAL TABLE

Shares on issue as at the date of this Prospectus	5,277,899
Shares issued concurrently with this Prospectus	1,090,000
Shares to be issued to the University of Melbourne	200,000
Shares offered under this Prospectus	17,500,000
Total ordinary shares on issue at completion of Offer	24,067,899
Options on issue as at the date of this Prospectus	3,820,000
Options issued concurrently with this Prospectus	450,000
Subscriber Options issued under this Prospectus	5,833,333
Total options on issue at completion of Offer	10,103,333

- The Directors currently intend to use the funds raised under this Prospectus primarily to :
  Fund research work to be undertaken under licence agreements relating to intellectual property for the epilepsy project and the breast cancer project.
  Fund commitments under contracts with WCH, U of M and IMVS for scientific research for an initial period of two years.
  Acquire plant and equipment and fund commitments under a lease agreement for premises required for Bionomics' research activities.
- If other appropriate opportunities arise which are consistent with Bionomics' core competencies and Bionomics has available funds, those funds may also be directed to those opportunities.
- In the first two years following Bionomics' listing by the ASX, the following expenditure will be incurred on the development of Bionomics' science, including laboratory infrastructure:

Licensing, research and development of science	$ 2,400,000
Establishment of laboratory premises and infrastructure and purchases of equipment	$ 950,000
Total commitment to science in first two years	$ 3,350,000

The Biotechnology Industry

In 1977, Dr Axel Ullrich (now a member of Bionomics' SAB) isolated the first human gene which permitted the production of human insulin. This was an important step in the development of the human biotechnology industry.

Since this discovery, the worldwide biotechnology industry has grown rapidly. In the USA alone, where there are more than 300 public biotechnology stocks, the estimated market capitalisation of the industry is approximately US$100 billion and it employs over 150,000 people. Statistics indicate that revenues in the USA from drugs developed by the biotechnology industry now stand at approximately US$18 billion per year.

In Australia, the industry has grown since the 1980s including the listing of a series of small biotech companies. In its May 1999 Federal Budget, the Australian Government announced a number of initiatives to further encourage the development of an Australian biotechnology industry. On the ASX, listed biotechnology stocks are valued at over approximately $4 billion and the industry has, on the whole, shown strong capital growth over the last five years.

Taylor Collison Limited index of ASX listed biotechnology stocks June 1994-August 1999



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Accumulation All Ordinaries



Summary Of The Offer

This section deals with the details of the Shares and Subscriber Options offered under this Prospectus.

2.1 THE COMPANY

Bionomics Limited (A.C.N. 075 582 740) was incorporated on 27 September 1996.

2.2 THE OFFER

This Prospectus invites the public to subscribe for 17.5 million shares at an issue price of $0.40 per share ("Shares"), to raise $7.0 million. For each three Shares subscribed for, one option ("Subscriber Option") will be allotted for no additional fee. Subscriber Options are exercisable at $0.50 on or before 30 November 2001. The minimum subscription is $2,000 (representing 5,000 Shares and 1,666 Subscriber Options). The rights attaching to the Shares and Subscriber Options are described in sections 10 and 11 of this Prospectus.

2.3 KEY DATES

Offer Opening Date	2 December 1999
Offer Closing Date	16 December 1999
Expected date for despatch of Shareholding and Subscriber Option holding statements	20 December 1999
Expected date of quotation of the Shares and Subscriber Options by ASX	23 December 1999

These dates are indicative only. Bionomics reserves the right to bring forward, or extend, the Offer Closing Date as required and any such change may have an effect on subsequent dates.

2.4 PURPOSE OF THE OFFER

The key purposes of the Offer are:

- To fund research work to be undertaken under licence agreements for the epilepsy project and the breast cancer project.
- To fund commitments under contracts with WCH, U of M and IMVS for scientific research in relation to the epilepsy project and breast cancer project for an initial period of two years.
- To acquire plant and equipment and fund commitments under a lease agreement for premises required for Bionomics' research activities.

2.5 HOW TO APPLY FOR SHARES

Applications must be made and will only be accepted on the Application Form attached to this Prospectus. The Application Form must be completed in accordance with the instructions that accompany the Application Form. Application Forms must not be circulated to prospective investors unless accompanied by this Prospectus.

Applicants may lodge completed Application Forms at any time during the Acceptance Period. A duly completed and lodged Application Form together with payment in Australian currency of $0.40 per Share will constitute an offer by Applicants to subscribe for the number of Shares specified in the Application Form and one Subscriber Option for each three Shares subscribed for.

Applicants must apply for a minimum of 5,000 Shares ($2,000). Payment will only be accepted in Australian currency on a bank draft or cheque drawn on and payable at any Australian bank. Cheques should be made payable to "Bionomics Ltd - Share Offer" and crossed "Not Negotiable". Applicants should not forward cash. Receipts for payments will not be issued.

Application Forms accompanied by a cheque that is not honoured on presentation, may be rejected or accepted, in part or in full, or otherwise dealt with by Bionomics in its discretion.

The amount payable on application will not vary during the Acceptance Period and no further amount is payable on allotment.

Please forward completed Application Forms and accompanying cheques to:

Taylor Collison Limited
GPO Box 2046
Adelaide SA 5001

Hand deliveries may be made to:

Taylor Collison Limited	or	Taylor Collison Limited
Level 2, 12 Pirie Street,		Level 2, 55 Hunter Street,
Adelaide SA 5000		Sydney NSW 2000

2.6 ALLOTMENTS

The Directors reserve a discretion as to the number of Shares allotted to Applicants. The number of Subscriber Options allotted to an Applicant will depend on the number of Shares allotted to the Applicant.

In the event that no allotment of Shares and Subscriber Options is made to an Applicant, the amount tendered with the Application Form will be refunded in full. If the number of Shares and Subscriber Options allotted to an Applicant is less than the number applied for, surplus application monies will be refunded. Interest will not be paid on refunded application monies. In either case, application monies will be refunded as soon as possible by cheque and in any event no later than 30 days after the Acceptance Period. The balance of the account into which subscription monies are paid, including any interest on the account, will be paid to Bionomics.

Bionomics will apply to participate in the Clearing House Electronic Subregister System ("CHESS"). Bionomics will not issue certificates to Applicants who are allotted Shares and Subscriber Options. Following allotment, each shareholder will be provided with a statement that sets out the number of Shares and Subscriber Options allotted to the shareholder. The statement will also inform shareholders of their shareholder reference number. Shareholders will receive an explanation of sale and purchase procedures under CHESS with their statement. If a shareholding changes during a month, the shareholders will receive a statement at the end of the month. Shareholders may also request statements at any other time, although Bionomics may charge an administration fee in this case. A statement in respect of Shares or Subscriber Options is not proof of ownership of the Shares or Subscriber Options.

It is the responsibility of Applicants to determine their allocation prior to trading in Shares and Subscriber Options. Applicants who sell Shares or Subscriber Options before they receive their notice do so at their own risk.

2.7 ENQUIRIES

Applicants with questions about how to complete the Application Form or who require additional copies of the Prospectus should contact an adviser at Taylor Collison Limited on 08-8212-2688 or 02-9232-1688.

2.8 AUSTRALIAN STOCK EXCHANGE LISTING

Application will be made to the ASX within three business days of the date of issue of this Prospectus for Bionomics to be admitted to the Official List of the ASX and for official quotation of Bionomics' Shares on issue as at the date of this Prospectus and the Shares and Subscriber Options issued under this Prospectus.

If the application is not made within three business days after the date of issue of this Prospectus, or if the application is not granted within six weeks after the date of issue of this Prospectus or such longer period not exceeding 12 weeks as is notified to Bionomics by or on behalf of the ASX, any allotment or issue of Shares under this Prospectus will be void and Bionomics will repay Application monies in accordance with the requirements of the Corporations Law.

In the case of shares allotted or issued pursuant to the exercise of Subscriber Options issued under this Prospectus, application will be made to the ASX within three business days of the date of allotment or issue of those shares for official quotation of those shares. If the application is not made within three business days of the date of allotment or issue of these shares, or if the application is not granted within six weeks after the date of allotment or issue of the shares or such longer period not exceeding 12 weeks, as is notified to Bionomics by or on behalf of the ASX, any such allotment or issue of the shares will be void and Bionomics will repay application monies in accordance with the requirements of the Corporations Law.

2.9 UNDERWRITERS

The Offer is underwritten by Taylor Collison Limited. Details of the underwriting agreement are set out in Section 10.

2.10 RISK FACTORS

Prospective investors in Bionomics should be aware that subscribing for Shares and Subscriber Options in Bionomics involves a number of risks. These risks are set out in Section 9. Investors are urged to consider these risks carefully before deciding whether to invest in Bionomics.

In view of these risks, investment in Bionomics should be considered speculative. Bionomics and its Directors cannot guarantee or make any representation in respect of the profitability, payment of dividends, or performance of Bionomics.

If you are in any doubt about the contents of this Prospectus, you should consult a professional adviser.

2.11 INTERNET PROSPECTUS

It is intended that this Prospectus may be downloaded from the Internet at the following web site within seven days of it being registered by ASIC:

www.bionomics.com.au

The Business of Bionomics

This section deals with the following matters relating to the values, assets and plans of the Company.

3.1 VISION, VALUES AND STYLE

Within its areas of expertise, Bionomics aims to be a world leader in the business of producing validated drug targets and other related products. Bionomics aims to achieve this using both the knowledge and skills of staff in the established research institutions with which it is affiliated and a range of genomic, genetic and molecular and cell biology techniques accessed through those institutions.

Bionomics has established the following as a list of those things that will motivate and determine the behaviour of the Bionomics team of people:-

Values ("the things that are most important to Bionomics.")

- The interests of shareholders as a whole.
- The opportunity to contribute to the formation of a vigorous Australian biotechnology industry and be part of the new technology base essential for South Australian and national economic growth.
- Incentives for the Founders and supporters who took risks, and for the Board, senior management and scientists on whom the future success of the Company depends.
- The broader satisfaction and fulfillment for the Bionomics team that will result from achieving the Company's vision, especially in terms of the benefits to community health.
- The occupational health and safety of people associated with Bionomics.

Style ("Bionomics' behaviors")

- Integrity and ethical behaviour, both in practice and as perceived by others.
- A straightforward corporate image that is consistent with a focused, results-driven research and development company.

3.2 ASSETS AND STRENGTHS

Technology Platform

Bionomics' product development will involve the use of a range of genomic, genetic and cell biology technologies including:

- gene isolation through clinical genetics
- positional cloning
- receptor biology
- tissue culture
- DNA microarray technology

The Affiliated Institutes

Bionomics will access these technologies under Services Agreements with three medical research centres whose directors and scientific research are internationally recognised.These medical research centres (the "Affiliated Institutes") are:

- The Department of Cytogenetics and Molecular Genetics at the WCH, directed by Professor Grant Sutherland,
- The Division of Human Immunology of the IMVS, the head of which is Professor Mathew Vadas, and,
- The Epilepsy Program of the University of Melbourne, directed by Professor Sam Berkovic.

Together, these departments employ over 135 staff, including eight physicians and 40 scientists with doctoral degrees.

The nature of the affiliation between Bionomics and each of these Affiliated Institutes derives from:

- The Licence Agreements between Bionomics and WCH and U of M,
- The Service Agreements between Bionomics and each of WCH, IMVS and U of M,
- Consulting Agreements between Bionomics and WCH and IMVS. Under these consulting agreements, the WCH and IMVS agree to provide the services of Professor Grant Sutherland and Professor Mathew Vadas respectively to serve on Bionomics' SAB.

A Department of Cytogenetics and Molecular Genetics, Women's & Children's Hospital, Adelaide.

This department has extensive expertise in most aspects of genomics, gene isolation and function determination including the basic technologies of tissue culture, genomics, molecular genetics and molecular biology. Major research interests in recent years have focused on the human genome project.

The department has mapped and isolated a number of human disease genes, including several for epilepsy and mental retardation. The following table sets out the gene discoveries with which the DCMG has been associated.

DCMG INVOLVEMENT IN GENE DISCOVERIES

Gene	Disease / Condition	Year of Discovery
FRAXA	Fragile X Syndrome	1991
CLN3	Juvenile Batten disease	1995
CHRNA4	Nocturnal Frontal Lobe Epilepsy	1995
FAA	Fanconi Anaemia	1996
FMR2	Fragile XE Mental Retardation	1996
G4.8	Bath Myopathy	1996
SCN1B	Generalised epilepsy with febrile seizures	1998
CTNS	Nephropathic cystinosis	1998
GDI1	X-Linked Mental Retardation	1998
SEDL	Spondyloepiphyseal Dysplasia Tarda	1999

B Division of Human Immunology at the IMVS

This division has extensive expertise in the full range of molecular, biochemical and cell biological techniques needed for understanding the regulation of genes and their products. There have been 11 provisional patents emanating from this division, two of which have now been issued internationally. In particular, the division has focused on generating an integrated approach to understanding the normal and abnormal function of blood cells and the cells comprising their vessels.

C Epilepsy Program, University of Melbourne

The U of M is arguably the leading centre for research and treatment of epilepsy in the southern hemisphere. The U of M epilepsy program is integrated with the clinical comprehensive program of the Austin & Repatriation Medical Centre as well as having numerous clinical and research affiliations in Australia and internationally.

The U of M is an acknowledged international leader in the clinical genetics of epilepsy. The U of M has discovered five new types of inherited epilepsy in the past four years. It has also established a network of referrals in Australia and internationally which places it at the hub of the international research effort in this area. The clinical study of patients and families is the foundation for molecular genetic studies of epilepsy.

Intellectual Property

In seeking to maximise shareholder wealth, Bionomics will take all appropriate steps to protect the value of its intellectual property including, when appropriate, availing itself of the patent system to protect advances arising out of its research and development.

The Company intends to maintain the confidentiality of its research and development, identify potentially patentable subject matter at an early stage, take professional advice as to the patentability of the subject matter, and proceed with the filing of patent applications where appropriate.

This is expected to initially relate to genes as they are isolated. The results of further studies on the function of these genes and resulting validated drug targets are also expected to give rise to patent opportunities that Bionomics will seek to protect fully at that time.

Scientifically Skilled People

The skills and experience of the teams in the Affiliated Institutes were described above. The particulars of the Board of Directors and members of the SAB are described in Section 4.

The skills of Professor Sutherland and Professor Vadas (the SAB co-chairs) and researchers involved in Bionomics' research work are key elements of the business foundation developed by Bionomics. The Independent Industry Expert engaged in relation to this Prospectus states: -

"....The researchers are recognised internationally as leaders in their fields. From our analysis of the work program, the capability of the researchers and results to date we believe they have the potential to generate further valuable intellectual property for the company, especially in epilepsy and breast cancer."

Investors should read the full report of Aoris Nova Pty Ltd which commences on page 61.

3.3 OUR PLANS

Drug Development Pathway

The following diagram sets out a standard development pathway for drugs deriving from a genetics base. It also highlights those stages of development that give rise to marketable products. As with other types of businesses, it is generally true that the further down a product's development pathway a company completes work, the greater the value of that product. The marketable products identified in the diagram are more particularly described below in the "Products" paragraph in this section 3.3.

Drug development pathway for drugs deriving from a genetics base


Clinical Genetics
Molecular Genetics
Diagnostic Test
Gene Finding
Gene Therapy
Microarray Technolo
Candidate Targets
Validated Targets
High Throughput Screenin
Drug Candidates
Clinical Trials
Drugs


Stages in drug development which are marketable products in their own right.

Notes: Validation occurs at many levels. For example, the process by which the gene was isolated and determination of the function of the protein in the disease process are steps in the validation process.

Scope of Bionomics' Activities

Bionomics plans to develop a portfolio of validated drug targets, isolated genes, diagnostics and candidate drugs over which various rights will be sold in order to generate revenues and maximise shareholder wealth. Where research is successful, Bionomics will seek major pharmaceutical companies as partners to take some drugs through later phase clinical trials and to market. However, it is not the intention of Bionomics to pursue full drug development (up to and including drug registration) from any drug target on its own.

The Service Agreements (described in more detail in section 10) will provide a basis for Bionomics to commence this work.

Bionomics will seek to maximise shareholder wealth through appropriate arrangements with pharmaceutical or other biotechnology companies for the purpose of enhancing cashflow and the ultimate value of the relevant intellectual property as well as permitting the Company to increase its own resource base.

Disease Focus

Bionomics will focus its validated target business in disease areas in which the Company believes it can establish a significant world competitive position and for which there are large and/or poorly met markets. The first disease foci that Bionomics believes meet these two criteria are epilepsy and breast cancer.

A Epilepsy

It is estimated that 3% of the population may develop epilepsy at sometime during their lives. The world market for anti-epileptics is estimated at around US$2 billion per year and projected to grow rapidly over the ensuing decade. It is believed that a significant proportion of epilepsy has a genetic base.

Under its Licence and Service Agreements with WCH and U of M, Bionomics has access to well documented epilepsy families and tissue from epilepsy patients. The positional cloning approach allows this information to be used for the identification of genes for specific forms of epilepsy and the development of diagnostic and therapeutic treatments for each of those forms. The complementary DNA microarray approach allows the data to be used for the identification of potentially novel drug targets for various forms of epilepsy.

Bionomics believes it has a significant competitive position in the development of genetically based new drugs and diagnostics for the treatment of this disease. This derives from the genes isolated and mapped to date by WCH, together with access provided by the U of M to well-documented epilepsy families and tissue from patients.

Under the Epilepsy Project Licence Agreement, Bionomics has the right to commercially exploit isolated and mapped genes for epilepsy for the purpose of having new drugs and diagnostics for the treatment of epilepsy commercially developed. These genes include those that have been, and will be, derived from a positional cloning approach and those to be derived from DNA microarray technology.

The Company aims to continue to isolate genes involved in epilepsy, to determine their function in the development of the disease and to develop diagnostic and therapeutic agents for the identification and treatment of those various forms of the disease. This research may then be used by Bionomics or others (under licence) to ultimately develop drugs that can be used by epilepsy sufferers.

Positional Cloning

Bionomics will be in the business of producing validated targets. One means of validated target production is positional cloning. Positional cloning involves the process of isolating specific disease genes through the collection and analysis of DNA material collected from large multi-generation family groups. The following diagram demonstrates various epilepsy conditions identified in one such large multi-generation family.


VI
V
IV
III
II
I
II
III
IV
V
FAMILY A
Febrile Seizures
Febrile Seizures Plus (FS+)
FS+ and absences
Myoclonic-Astatic Epilepsy
Phenocopy
Unclassified Seizures
Unconfirmed Seizures
Male
Female
Gender Unspecified
Deceased
Proband
Family History of Seizures

B Breast cancer

Breast cancer affects approximately 1 in 9 women in the western world. The WCH has mapped two tumour suppressor genes on human chromosome 16. These are estimated to have a role to play in over 50% of breast cancers.

Under the Tumour Suppressors Project Licence Agreement, Bionomics has the right to commercially exploit mapped genes involved in the progression of breast cancer tumours.

These tumour suppressor genes may have value as a DNA test for malignancy potential as well as potential therapeutic applications. The first candidate gene is currently being assessed as a tumour suppressor gene in breast cancer and a patent has been applied for by the WCH in respect of this gene for this claim (amongst others).

Bionomics aims to isolate these genes and then determine their function. With a gene or genes isolated, Bionomics will aim to collaborate with pharmaceutical companies to develop diagnostic, therapeutic or gene therapy applications. Bionomics will use DNA microarray technology to analyse breast cancer tumours in an effort to identify other genes implicated in the onset and progression of breast cancer.

These tumour suppressor genes may also be involved in the onset or progression of other cancers. One tumour suppressor gene already mapped is considered likely to be a tumour suppressor for prostate cancer. The second is positioned close to, or is, a tumour suppressor for liver cancer. Prostate cancer has an incidence and mortality rate in men similar to breast cancer in women. Liver cancer also has a high mortality rate.

Should these connections with these other cancers be proven, Bionomics will also look to exploit its discoveries for the commercial development of treatments for these cancers as well as the initial breast cancer focus.

Products

Through the exploitation of the intellectual property licensed to it, Bionomics aims to develop the following types of products.

Validated Drug Targets

Validated drug target proteins are encoded by genes and allow pharmaceutical companies to apply their own technologies to identify from them drugs for the treatment of the relevant disease.

Genes Involved In Disease

Specific genes involved in the onset or progression of diseases may be licensed to gene therapy companies for further development.

Diagnostics for Disease

Genes and their protein products can be used to develop diagnostics for diseases.

Candidate Drugs

Candidate drugs may be marketed to pharmaceutical companies or have value added to them by undertaking phase I or II clinical trials prior to marketing.

Marketing

Bionomics will be aiming to use its intellectual property to produce one or more of the types of products identified above. Any validated gene targets produced by Bionomics will be assessed for their commercial potential. For those of significant potential, Bionomics will seek partners to undertake the commercial development of diagnostic and gene therapy applications. Over time, Bionomics will be seeking to develop a portfolio of drug targets, some licensed to companies at an early stage, with others retained and further developed by Bionomics to pre-clinical or clinical trial stage.

Bionomics will look to add to its portfolio of potential products as and when resources permit and opportunities arise. Such opportunities must meet two fundamental tests. First, the research must fit well with Bionomics' core competencies or competencies that Bionomics can access through the Affiliated Institutes or other research and development providers. Secondly, the markets to which the research relates must be large and / or poorly met by current treatments.

Milestones for the First Two Years

In its first two years of operations, Bionomics intends to undertake the following research and development activities:

- Isolation of further genes involved in epilepsy using both positional cloning and DNA microarray technology.
- Studies that determine the function in disease of genes that are presently isolated or which become isolated during this period.
- Isolation of the two tumour suppressor genes identified on chromosome 16 and other genes implicated in breast cancer using both positional cloning and DNA microarray technology.

In its first two years of operations, Bionomics aims to generate revenue from:

- licensing rights to a validated drug target in respect of the epilepsy project;
- licensing isolated tumour suppressor genes and/or other genes relating to breast cancer;
- providing diagnostics companies with rights in relation to both epilepsy and breast cancer genes isolated.

It should be noted that the completion of these milestones and commercial arrangements will be subject to a variety of risk factors which are described in section 9 of this Prospectus.

Financing These Plans

Operations

Proceeds arising from this Prospectus offering are expected to fully fund operations at a desired level of activity for at least the first two years after the Company's ASX listing. The Company's funding arrangements and research activities thereafter will be dependent on the success of its scientific endeavours over the first two years.

In addition to the proceeds of this Offer, Bionomics will seek additional funds for its operations from the following sources:

- Australian Government R&D START Grants.
- Sale of rights to validated targets for therapeutic development.
- Sale of rights to validated targets for gene therapy and diagnostics applications.
- Milestone payments received for successful development of therapeutics, gene therapies and diagnostics.
- In the longer term, royalties on products deriving from validated targets owned by Bionomics.
- The issue of additional equity.

Bionomics is unable to forecast the timing or amounts that may be derived from any of these potential future funding opportunities or as to whether it will receive them at all.

Dividends & Income

The ability of Bionomics to pay any dividend in the future is dependent on many factors, including the outcome of its research and development and its ability to commercialise any resultant product. At that time, the amount, timing and payment of any future dividend will depend on a range of factors including future capital and research and development requirements and the financial position generally of Bionomics.

There will also be factors that affect the ability of Bionomics to pay dividends and the timing of those dividends that will be outside the control of Bionomics and its Directors. The Directors are therefore unable to give any assurance regarding the payment of dividends in the future, if at all.

Given the stage of development of Bionomics' potential products, it is also difficult to forecast with any degree of certainty the likely financial result of Bionomics for the 1999/2000 financial year or any year thereafter. Accordingly, the Directors do not intend at this stage to make any forecast of the future profitability (or otherwise) of Bionomics.

Validated Target Deals

Validated targets are valuable even though they are identified at an early stage of the drug development pathway. The following table sets out specifics on some validated target licence sales that have been reported as having been completed in the past 12 months or so.

Company	Millennium Pharmaceuticals Inc.
Purchaser	Bayer AG
Date	September 1998
Targets	225 @ US$2 million each
Period	5 years
Other Benefits	Royalties or milestones unknown. Millennium can develop targets not desired by Bayer. Millennium and Bayer collaborate to improve validity.
Diseases	Bayer's interests are cardio-vascular, cancer, osteoporosis, pain, liver fibrosis, haematology and viral infections.

Company	Gene Logic, Inc.
Purchaser	Japan Tobacco Inc.
Date	December 1998
Targets	No number of targets limit stated.
Period	3.5 years
Other Benefits	US$3.7m per year in R & D funding, US$12 - 17 million in milestone payments for any targets that become drugs.
Diseases	Undisclosed

Company	PPD, Inc
Purchaser	Rhone-Poulenc Rorer Inc
Date	December 98
Targets	No number of targets limit stated.
Period	4 years
Other Benefits	No cash amounts indicated
Diseases	Oncology, inflammation, cardiovascular disease and CNS disorders.

Company	Incyte Pharmaceuticals Inc
Purchaser	Schering-Plough Corporation
Date	October 1, 1998
Targets	No number of targets limit stated.
Period	Multi-year
Other Benefits	Schering-Plough researchers provided with genomic data from custom and pre-fabricated DNA microarrays. Incyte gains technology access and per array fees.
Diseases	Specific details not given

Company	Quark Biotech Inc.
Purchaser	Fujisawa
Date	April 1999
Targets	No number of targets limit stated.
Period	Not specified
Other Benefits	Total value US$19 m excluding royalties. Quark retains option to co-market certain products in certain regions.
Diseases	Stroke

Company	Rigel Inc.
Purchaser	Novartis Pharma AG
Date	June 1999
Targets	No number of targets limit stated.
Period	5 years
Other Benefits	Five separate projects to be defined in two years. Potential value estimated by analysts as US$100 m.
Diseases	First project – auto-immune system

Board of Directors and the Scientific Advisory Board

This section deals with the Bionomics' Board of Directors and the Scientific Advisory Board.



4.1 ROLE AND MEMBERS OF THE BOARD OF DIRECTORS

Bionomics has assembled a Board of Directors with an appropriate blend of skills and experience. The Board intends to appoint a highly qualified industry specialist to the position of Chief Executive Officer within approximately six months of listing on the ASX.

The role and responsibilities of the Board are summarised as follows: -

Governance - to ensure that management runs the Company in the interests of shareholders, other stakeholders and in accordance with the law.

Performance - to support the CEO and the scientific teams in achieving Board-approved objectives and taking appropriate remedial action if these objectives are not achieved.

Particulars relating to the directors are:



Fraser Ainsworth *B Comm (UNSW), CPA (Chairman)*

Fraser Ainsworth was with CSR Ltd for 26 years, mainly in CSR's resources and energy businesses, including four years as managing director of Adelaide based Delhi Petroleum Pty Ltd. Mr Ainsworth was Managing Director of SAGASCO Holdings Limited (SAGASCO) from 1988 to 1994. Over this period SAGASCO's stock market capitalisation increased from $150 million to $850 million.

Since leaving SAGASCO, Mr Ainsworth has co-founded Adelaide-based Potential Energy Pty Ltd whose main activities are seeking investments, and consulting, in the Australian natural gas industry.

Mr Ainsworth is also: -

- Chairman of SA Generation Corporation ("SAGC") and Chairman of SAGC's subsidiary, Synergen Pty Ltd. (SAGC is the parent company of the South Australian government-owned electricity generators).
- Deputy Chairman of Tarac Australia Pty Ltd (a service provider to the wine and spirit industry).
- Director of Parbury Ltd (ASX listed manufacturer and distributor of building and specialised construction products).
- Director of Aspen River Pty Ltd (a Melbourne based private investment company).

Amongst various community activities, Mr Ainsworth is President of the SPARC Disability Foundation (Sports, Arts and Recreation Council for People with a Disability Inc.) and a member of the Council of Governors of St Peter's College, Adelaide.

Upon the successful closing of this Offer, Mr Ainsworth will be appointed Executive Chairman pursuant to an employment agreement.



Warren Kinston *BSc, MBBS, MRCPsych (Non Executive)*

Warren Kinston graduated from the University of Sydney with first-class honours in Science and Medicine. After post-graduate studies, he directed psychological and social research groups at London and Brunel Universities (UK) leading to a range of useful discoveries for organising and managing effectively.

Since 1980, Dr. Kinston has enabled a wide variety of organisational development and social change projects and he has consulted to chief executives, senior civil servants, politicians and academics. He has particular experience and skills in achieving acceptance of new ideas, and in facilitating mutual understanding and cooperation across academic and functional boundaries.

In 1986, Dr. Kinston founded The SIGMA Centre, an independent research and consultancy organisation which has had a focus on the health-care sector, including the pharmaceutical industry. Dr. Kinston now has homes and ventures in both Sydney and London.



Christopher Henney *PhD, DSc (Non Executive)*

Christopher Henney completed his Ph.D. degree at the University of Birmingham, England and received a D.Sc. from the same University for his contributions to immunology. His early career was in academic immunology and he was a Professor of Microbiology and Immunology at Johns Hopkins University, Baltimore, MD and at the University of Washington, Seattle, WA. He is a former Head of Immunology at the Fred Hutchinson Cancer Center, Seattle.

Since 1981, Dr. Henney has been employed in the biotechnology industry. He is a founder of two public biotechnology companies: Immunex Corporation and Icos Corporation, each of which has market capitalisations in excess of US $2 billion. At these companies Dr. Henney was a member of the board of directors and held a variety of executive positions including Scientific Director. He is currently Chief Executive Officer of Dendreon Corporation, a privately owned biotechnology company that specialises in the development of cell-based cancer therapies.

Dr. Henney currently sits on the boards of Dendreon Corporation, Techne Corporation, Sonus Corporation and the La Jolla Institute of Allergy and Immunology.



Peter Maddern *MM (Kellogg) LLB, BEc (Executive)*

Mr Maddern is employed by Taylor Collison Ltd and has been an Executive Director of Bionomics since 13 July 1997. He has been responsible for the formation of the Company, the formulation of the Company's business plan and the raising of seed capital from financiers.

Mr Maddern has economics and law degrees from the University of Adelaide and a Masters of Management from the J.L. Kellogg Graduate School of Management at Northwestern University, Evanston, IL. He has worked in both the United States and Australia.

Mr Maddern's responsibilities will be for the day-to-day operations of the Company (not relating to research development) until a Chief Executive Officer is appointed.

Upon the successful closing of this Offer, Mr Maddern will be employed directly by Bionomics as Executive Director pursuant to an employment agreement.

4.2 ROLE AND OPERATIONS OF THE SCIENTIFIC ADVISORY BOARD ("SAB")

The SAB will advise the Directors on research and development issues. The SAB will complement the expertise of the Directors of the Company in the process of defining, implementing and monitoring strategy and the allocation of scarce Company resources.

The SAB has been formed for the specific purposes of:

- advising on scientific research and the commercialisation of scientific research that is conducted by, or could potentially be conducted by, Bionomics,
- providing advice on specific issues referred to the SAB by the Company, and,
- drawing to the Company's attention any information that is relevant to Bionomics' scientific research or commercialisation of this research.

The SAB will operate as a working advisory group to the Board of Directors. It is not the Board of Directors and none of its members has the authority to represent the Company. It is intended that the SAB will meet formally with all its members once a year and informally with each international member of the SAB in Adelaide at least one other time during the year.

Appointment of SAB Members

The members of Bionomics' SAB are Professors Sutherland, Vadas, Ullrich and Ruoslahti.

In the case of Professor Sutherland and Professor Vadas, Bionomics has entered into agreements with their employer-institutions, under which these institutions have agreed to procure the services of Professors Sutherland and Vadas respectively. The employer institutions have obtained confidentiality, intellectual property and conflict of interest undertakings from each of the Professors in relation to the consulting services they will provide to Bionomics. Bionomics has entered into direct consulting agreements with both of Professors Ullrich and Ruoslahti.

The appointment of each of the Professors is subject to the completion of this Offer and the listing of Bionomics on the ASX.

The Co-Chairs of the SAB

The SAB of the Company will be co-chaired by two of Bionomics' Founders, Professor Grant Sutherland and Professor Mathew Vadas. Particulars relating to each of Professor Sutherland and Professor Vadas are as follows.



Grant Sutherland *AC, PhD, DSc, FRCPA, FAA, FRS*

Professor Sutherland is the Director of the DCMG at the WCH. Professor Sutherland is a Companion of the Order of Australia, an Honorary Fellow of The Royal College of Pathologists of Australasia, Fellow of The Royal Society of London and Fellow of the Australian Academy of Science. He is also Affiliate Professor in the Departments of Paediatrics and Genetics of the University of Adelaide and was an International Research Scholar of the Howard Hughes Medical Institute, Chevy Chase, Maryland from 1993 to 1997. He is a Past President of the Human Genome Organisation (HUGO) and the Human Genetics Society of Australasia. He was a co-recipient of the 1998 Australia Prize in Molecular Genetics.

Professor Sutherland has had over 400 papers published and is author of two books, one of which is in its second edition. He is, or has been, on the editorial boards of fifteen international scientific journals. As Director of the DCMG, he has been able to attract national and international grant support for his work including grants from the US Department of Energy, the Howard Hughes Medical Institute and a Program Grant from the NH & MRC.

Professor Sutherland, 54, is married with two children, and resides near Adelaide, South Australia.



Mathew Vadas *MB, BS, PhD, FRACP, FRCPA*

Professor Vadas is the current director of the Hanson Centre for Cancer Research of the IMVS, having been appointed its inaugural director in 1990. He is a Fellow of the Royal College of Pathologists of Australasia and the Royal Australasian College of Physicians. He is also the Head of the Division of Human Immunology, University of Adelaide and previously Clinical Professor of Immunology and Medicine, University of Adelaide.

Professor Vadas has had over 200 articles published internationally. He is currently editor of a series of books on vascular biology, and is or has been contributing editor for the *Journal of Inflammation*, and associate editor for a number of journals dealing with cytokines, haematology and vascular biology.

As Director of the Department of Immunology at the IMVS, Professor Vadas has been able to attract national and international grant support for his work at the IMVS. This includes a Program Grant from the NH & MRC, grants from the USA National Institutes of Health, the Australian Cancer Foundation for Medical Research and the Anti-Cancer Foundation of the Universities of South Australia. He has been involved in the obtaining of four patents, two of which have been granted internationally.

Professor Vadas, 54, is married with three children and resides near Adelaide, South Australia.

Other Members of the SAB

Other initial members of the SAB will be Professor Axel Ullrich of the Max-Planck Institute For Biochemistry, Germany and Professor Erkki Ruoslahti of The Burnham Institute, USA.

Professor Axel Ullrich

Dr Ullrich is the Director of the Department of Molecular Biology of the Max-Planck-Institute for Biochemistry, Martinsried, Germany and also the founder of Sugen, Inc (California) and Virgene AG, (Germany). Dr Ullrich is one of the pioneers of the biotechnology industry. While at the University of California, San Francisco, he was the first to clone preproinsulin. Later, while with Genentech, he was the first to clone and elucidate the primary structure of a signal transducing cell surface protein and the first to clone and characterise receptors for insulin.

Professor Erkki Ruoslahti

Dr Ruoslahti is the President and CEO of The Burnham Institute in La Jolla, California and a member of the US National Academy of Sciences. Dr Ruoslahti is a world leader in molecular biology of cell adhesion phenomena and has founded or been the director and scientific adviser to a number of biotechnology companies. He holds a number of international patents, two anti-thrombotic drugs on the market are based on the discoveries of his laboratory and he has other potential drugs under development with pharmaceutical companies. Dr Ruoslahti is also on the editorial board of the prestigious journal, Science.

Additional Members of SAB

As appropriate, Bionomics may appoint additional SAB members who have expertise relevant to the scientific research conducted, or sought to be conducted by Bionomics.

Capital Structure

This section provides an overview of the capital structure of the Company and the holdings of its major shareholders.

Section 5.1 Capital Structure

Section 5.2 Notes to Capital Structure

Section 5.3 Major Shareholders

Section 5.4 Other Issues Relating to the Capital of the Company



5.1 CAPITAL STRUCTURE

The capital structure of Bionomics at the completion of the issue of Shares and Subscriber Options pursuant to this Prospectus will be as follows.

	Notes (in section 5.2)	Number	$
Shares & options at the date of this Prospectus			
Ordinary shares	1	5,277,899	714,697
Options	1	3,820,000	
Shares & Subscriber Options offered under this Prospectus			
Ordinary Shares		17,500,000	7,000,000
Subscriber Options		5,833,333	
Shares & options issued concurrently with this Prospectus			
Ordinary shares	2	1,090,000	235,000
Options	2	450,000	
Shares to be Issued to U of M	9		
Ordinary shares		200,000	80,000
Share capital at completion of Offer			
Ordinary shares		24,067,899	8,029,697
Options		10,103,333	
Accumulated losses - 30 June 1999 (audited)			921,024
Other costs charged to Profit and Loss	10		186,050
Net costs associated with Offer charged against share capital	3		605,360
Total Shareholders Equity			6,317,261

5.2 NOTES TO CAPITAL STRUCTURE

Note 1 Shares & options at the date of this Prospectus

	Number
Ordinary shares as at 30 June 1999 (audited)	3,040,860
Ordinary shares issued after 30 June 1999 to 9 November 1999	2,237,039
Share Capital - Pre Offer	5,277,899

The balance of the share premium reserve has been transferred to share capital in accordance with the Corporations Law

Options issued to Directors - See Note 4	2,100,000
Options issued to Medvet Science Pty Ltd - See Note 5	1,570,000
Options issued to U of M scientists - See Note 6	150,000
Total	3,820,000

None of these options will be quoted on the ASX.

Note 2 Shares & options issued concurrently with this Prospectus

Shares issued to Biotechnology Investments Limited	840,000
- See Section 10.1.6	
Shares issued to Taylor Collison Limited	250,000
- See Note 8	
Total	1,090,000
Options issued to Underwriters	300,000
- See Note 8 & Section 10.2	
Options issued to SAB members - See Note 7	150,000
Total	450,000

None of these options will be quoted on the ASX.

Note 3 Costs associated with issue of Shares pursuant to this Prospectus

The Directors estimate the net costs associated with the issue of 17,500,000 fully paid ordinary shares and chargeable against share capital to be approximately $605,360. These costs will be funded from existing reserves and the issue of Shares pursuant to this Prospectus and charged to share capital. Estimated costs include:

	$
Legal Fees	50,000
Independent Experts' Reports	40,000
ASX Listing/ ASIC Registration	20,000
Underwriting	420,000
Other	90,000
Total	$ 620,000

Bionomics has received grants from the South Australian Government's Business Centre of approximately $14,640 which have offset some of these costs, resulting in net costs associated with the Offer of $605,360.

Note 4 Directors' options

Bionomics has issued a total of 2,100,000 options to its Directors, to subscribe for one ordinary share in Bionomics per option. 1,900,000 of these options were issued in June 1999. These options were issued free of option fees with an exercise price of $0.30. The options are exercisable from their date of issue until 17 June 2004. These options were issued to Fraser Ainsworth, Christopher Henney and Warren Kinston as an incentive to increase the shareholder value of the Company and as consideration for services to the Company.

The options issued to Peter Maddern represent a portion of the corporate advisory fee received from Bionomics by Taylor Collison and comprise part of his employment compensation from Taylor Collison.

These options will not be listed on the ASX.

The numbers of options issued to each director are as follows:

Fraser Ainsworth	1,000,000
Warren Kinston	500,000
Christopher Henney	300,000
Peter Maddern	300,000
	2,100,000

Section 10 sets out particulars of shares and options held by Directors.

Note 5 Options Issued to Medvet Science Pty Ltd

Trusts have been established to allow IMVS, WCH and scientists employed by these institutions to obtain the benefit of options over unissued shares in Bionomics.

Bionomics will issue 1,570,000 options to Medvet Science Pty Ltd ("Medvet") (a subsidiary of IMVS) to subscribe for one ordinary share in Bionomics per option. These options will become exercisable on the second anniversary of the date on which the ASX grants official quotation for Bionomics' shares and, if not exercised, will lapse at 5.00pm (Adelaide time) on the fifth anniversary of their date of issue. The options have an exercise price of $0.50. The options will not be quoted on the ASX.

Medvet will hold the options on trust for WCH, IMVS and certain scientists employed by these institutions ("the beneficiaries") in specified proportions. At any time during the exercise period of the options, a beneficiary may direct Medvet to exercise options to which the beneficiary is entitled. IMVS and any of the scientists employed by WCH and IMVS will then be able to direct Medvet to cause the resulting shares to be issued to them or as they otherwise direct.

Subject to certain exceptions, the scientists employed by WCH and IMVS will lose their beneficial interest in the options if they leave the employment of the South Australian public service or if they commit a material breach of their employment contract. In these circumstances, the options to which they were beneficially entitled will be held by Medvet on trust for their employer institution (i.e. either WCH or IMVS).

Note 6 U of M scientist options

Bionomics has issued 100,000 options to subscribe for one ordinary share in Bionomics per option to Professor Samuel Berkovic and 50,000 options to Dr Ingrid Scheffer (both from U of M).

These options have been issued in recognition of the contribution of Professor Berkovic and Dr Scheffer to the intellectual property licensed to Bionomics for the epilepsy project.

These options were issued free of option fees and have an exercise price of $0.50. The options will become exercisable on the second anniversary of the date on which the ASX grants official quotation for Bionomic's shares and, if not exercised, will lapse at 5.00pm (Adelaide time) on the fifth anniversary of their date of issue. The options will not be quoted on the ASX.

Note 7 SAB options

Bionomics has issued 75,000 options to subscribe for one ordinary share in Bionomics per option to each of Professors Ruoslahti and Ullrich as consideration for the consulting services they will provide to Bionomics as members of Bionomics' SAB.

These options were issued free of option fees and have an exercise price of $0.50. 25,000 of the options become exercisable at the end of each of the first, second and third years of Professors Ruoslahti and Ullrich's SAB appointment. If not exercised, the options will lapse at 5.00pm (Adelaide time) on the date five years after their date of issue. The options will not be quoted on the ASX.

Note 8 Shares and options to Taylor Collison Limited ("Taylor Collison")

Taylor Collison will be issued 250,000 fully paid ordinary shares in Bionomics at an issue price of $0.10 each as a success fee for raising the funds to enable Bionomics to begin operations. This success fee was agreed as part of Taylor Collison's initial commitment to support the Company and is separate from its commitment as Underwriter.

Under its underwriting agreement with Bionomics, Taylor Collison will receive 300,000 options to subscribe for one ordinary share in Bionomics per option. Each option has an exercise price of $0.50. The options are exercisable from their date of issue until 5.00pm (Adelaide time) on 30 June 2002.

Note 9 Shares to University of Melbourne

Under the Epilepsy Project Licence Agreement, Bionomics has agreed to allot 200,000 ordinary fully paid shares to the U of M or its nominee on the day which is three months after the date on which Bionomics allots Shares under this Prospectus or the date on which Bionomics waives the condition precedent in the Epilepsy Project Licence Agreement relating to the intended public subscription for Shares (whichever occurs first).

Note 10 Other costs charged to Profit & Loss

These relate to costs incurred or to be incurred since 1 July 1999 which are not properly to be regarded as costs associated with the Offer chargeable to share capital and include:

Corporate advisory and legal fees	$105,000
Adjustment for shares issued for services not previously recognised as a liability of the Company	$56,050
The value of success fees payable to Taylor Collison by way of shares	$25,000
Total	$186,050

5.3 MAJOR SHAREHOLDERS

The following table sets out the major shareholders of Bionomics as at the date of this Prospectus with their respective shareholdings before and after the Offer.

MAJOR SHAREHOLDERS & THEIR SHAREHOLDINGS

	Pre Offer		Post Offer	
	Ord. Shares	% Stake	Ord. Shares	% Stake
Bionomics Investments Pty Ltd	1,473,335	28%	1,473,335	6.1%
Biotechnology Investments Limited		0%	840,000	3.5%
F.H. Faulding & Co Ltd	1,000,000	19%	1,000,000	4.2%
Peter Maddern	555,751	11%	555,751	2.3%
Taylor Collison Limited	1,132,790	21%	1,382,790	5.7%
Wheaton Asset Management Pty Ltd	500,000	9%	500,000	2.1%
Other	616,023	12%	816,512	3.4%
Shares on Offer			17,500,000	72.7%
Total	5,277,899	100%	24,067,899	100%

5.4 OTHER ISSUES RELATING TO THE CAPITAL OF THE COMPANY

Science team options

In each of the first two years after its ASX listing, Bionomics, subject to the applicable requirements of the Corporations Law and the Listing Rules, intends to issue up to 450,000 options to subscribe for ordinary shares in Bionomics for the benefit of scientists working on its research projects.

It should be noted that, in respect of the options granted to scientists employed by WCH and IMVS, it may be necessary to use a trust arrangement similar to the arrangement described in note 5 of section 5.2 (which may also result in those institutions (WCH and IMVS) receiving options).

Employee share ownership plan

It is the intention of the Directors that Bionomics adopt an employee share ownership plan in due course. It is expected that the CEO of the Company would participate in the employee share ownership plan.

5.5 ASIC RELIEF

ASIC has granted Bionomics an exemption under section 1084(2) of the Corporations Law to enable Bionomics to make, without a prospectus, certain offers of shares and options pursuant to section 66(3)(d) of the Corporations Law (the 20/12 exception) prior to the allotment of Shares and Subscriber Options under this Prospectus.

The ASIC exemption provides that offers or invitations to subscribe for securities made to any persons to whom excluded offers may be made under one of the paragraphs of section 66 of the Corporations Law, other than section 66(3)(d), are not to be counted for the purpose of section 66(3)(d) of the Corporations Law.

ASIC has also made a declaration pursuant to section 1084(6) of the Corporations Law modifying or varying section 1021(5) of the Corporations Law, and sections 1031(1), 1031(2), 1031(6), 1031(9) and 1031(11) of the Corporations Law, so that the offer of Shares and Subscriber Options under this Prospectus can be made in accordance with section 1021(5) and section 1031 of the Corporations Law.

Investigating Accountant's Report



PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
91 King William Street
ADELAIDE SA 5000
ADELAIDE SA 5001
DX77 Adelaide
Australia
Telephone +61 8 8218 7000
Facsimile +61 8 8218 7999

The Board of Directors
Bionomics Limited
GPO Box 2046
ADELAIDE SA 5001

11 November 1999

Subject: Investigating Accountant's Report

Dear Directors

Introduction

This report has been prepared at the request of the directors of Bionomics Limited ("Bionomics") for inclusion in a prospectus ("the prospectus") dated 11 November 1999 in connection with the offer of 17,500,000 shares by Bionomics at an issue price of $0.40 each. For each three shares subscribed for, one option will be allotted for no additional fee exercisable at $0.50 on or before 30 November 2001.

Terms used in this report which are defined in the prospectus have the same meaning as in the prospectus.

Background information

Bionomics is an unlisted public company incorporated in South Australia on 27 September 1996. The principal activity of Bionomics since incorporation has consisted of raising sufficient capital in order to commence its proposed biotechnology research. As at 30 June 1999, Bionomics has raised $376,426 in share capital which has been expensed in establishing the company and its proposed operations. Bionomics is yet to commence its proposed research.

The proposed transaction involves Bionomics raising up to $7.0 million pursuant to the prospectus which will then enable the company to commence its research and development of market diagnostic and therapeutic agents through the isolation of genes and gene products functioning in human disease.

PRICEWATERHOUSECOOPERS

The Board of Directors
11 November 1999

Scope of report

You have requested PricewaterhouseCoopers to prepare an Investigating Accountant's Report ("IAR") for inclusion in the prospectus. The IAR covers the following information:

- the historical balance sheet for Bionomics as at 30 June 1999; and
- the pro forma balance sheet for Bionomics as at 30 June 1999, assuming Bionomics had completed the transactions as detailed in Note 2 to Appendix A of this report.

Historical financial information and pro forma financial information

The historical financial information of Bionomics as at 30 June 1999 and set out in Appendix A has been extracted from the financial statements of Bionomics for the year ended 30 June 1999, upon which PricewaterhouseCoopers has issued an unqualified audit opinion dated 21 October 1999.

We have conducted an audit of the historical financial information and pro forma financial information ("Appendix A"). Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance that Appendix A is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in Appendix A, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion as to whether, in all material respects, Appendix A presents fairly the financial position of Bionomics in accordance with accounting policies prescribed by Accounting Standards and other mandatory professional reporting requirements.

The pro forma balance sheet details an assumed view at 30 June 1999 of Bionomics had it completed the proposed transaction as detailed in Note 2 to Appendix A and, was calculated by adjusting the Bionomics historical balance sheet as at 30 June 1999.

The audit opinion expressed in this report has been formed on the above basis.

PRICEWATERHOUSECOOPERS

The Board of Directors
11 November 1999

Opinion on historical financial information

In our opinion, Appendix A presents fairly the historical financial position of Bionomics as at 30 June 1999 in accordance with accounting policies prescribed by Accounting Standards and other mandatory professional reporting requirements as outlined in Note 1 to Appendix A.

Opinion on pro forma financial information

In our opinion, the pro forma balance sheet, which has been prepared on the basis of the assumptions set out in Note 2 to Appendix A;

(a) presents fairly the pro forma financial position of Bionomics as at 30 June 1999 and has been properly prepared on the basis of the underlying assumptions set out in Note 2 to Appendix A, and

(b) has been properly prepared in accordance with accounting policies prescribed by Accounting Standards and other mandatory professional reporting requirements as outlined in Note 1 to Appendix A.

Inherent Uncertainty

Without qualification to the opinion expressed above, attention is drawn to the risk factors associated with the planned operations of Bionomics. As set out in Section 9 of the prospectus, Bionomics' planned operations are subject to major risks primarily due to the nature of the research, development and commercialisation to be undertaken. The risk factors set out may materially impact the financial performance and position of Bionomics, including the intangible asset of $212,666 appearing in the pro forma balance sheet as at 30 June 1999, and the future value of the shares offered under this prospectus.

Events occurring after balance date

To the best of our knowledge and belief, there have been no material items, transactions or events not already disclosed in this report subsequent to 30 June 1999 that have come to our attention during the course of our preparation of this report that would cause the information contained within this report to be misleading.

PRICEWATERHOUSECOOPERS

The Board of Directors
11 November 1999

Declarations

PricewaterhouseCoopers are the auditors of, and taxation advisers to, Bionomics. The involvement of PricewaterhouseCoopers in the preparation of this prospectus has been limited to the preparation of this report.

Yours faithfully
PricewaterhouseCoopers

PG Steel
Partner
Assurance and Business Advisory Services

PRICEWATERHOUSECOOPERS

Appendix A

Bionomics Limited

Historical and Pro Forma Balance Sheets as at 30 June 1999

	Note	Historical balance sheet as at 30 June 1999 $	Pro forma balance sheet as at 30 June 1999 $
Current Assets			
Cash		86,236	6,283,902
Other	3	126,721	20,000
Total Current Assets		212,957	6,303,902
Non Current Assets			
Intangibles	4	-	212,666
Total Non Current Assets		-	212,666
Total Assets		212,957	6,516,568
Current Liabilities			
Accounts payable	5	507,555	104,863
Borrowings	6	200,000	-
Total Current Liabilities		707,555	104,863
Non Current Liabilities			
Borrowings	6	50,000	50,000
Other	7	-	44,444
Total Non Current Liabilities		50,000	94,444
Total Liabilities		757,555	199,307
Net Assets		(544,598)	6,317,261
Shareholders' Equity			
Share capital	8	376,426	7,399,335
Accumulated losses	9	(921,024)	(1,082,074)
Total Shareholders' Equity		(544,598)	6,317,261

PRICEWATERHOUSECOOPERS

Appendix A

Notes to the Balance Sheets as at 30 June 1999

1. Summary of significant accounting policies

(a) Basis of accounting

The historical and pro forma balance sheets have been prepared on the basis of historical costs and except where stated do not take into account current valuations of non current assets. Non-current assets are not stated at amounts in excess of their recoverable amounts. Except where stated recoverable amounts are not determined using discounted cash flows.

(b) Income tax

Income tax is brought to account using the liability method of tax effect accounting. The net future income tax benefit relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realised.

(c) Intangibles

Intangible assets representing licences have been capitalised at cost. These costs are being amortised on a straight line basis over a period of 5 years.

(d) Accounts payable

Trade accounts payable, including accruals for amounts not yet billed, are recognised when Bionomics becomes liable to make future payments or issue shares as a result of a purchase of assets or services. Trade accounts payable are generally settled within 30 days when paid in cash. Trade accounts payable through the issuance of shares are settled from time to time at the discretion of the directors in consultation with the individual creditors involved.

(e) Borrowings

Borrowings are carried at their principal amounts. Interest is accrued over the period it becomes due and is recorded as part of trade creditors and accruals.

(f) Expenses of the offer

All assumed costs relating to the offer are charged to the share capital account, with the exception of corporate advisory fees payable to Taylor Collison Limited which have [illegible] the profit and loss account.

Appendix A

2. Assumptions relating to the pro forma balance sheet

The pro forma balance sheet of Bionomics as at 30 June 1999 has been prepared based on the 30 June 1999 audited balance sheet incorporating the issue of shares on offer in this prospectus and other proposed transactions by Bionomics subsequent to 30 June 1999 as follows:

(a) The issue of shares on offer represents 17,500,000 ordinary shares at an issue price of $0.40 each fully paid with no over subscriptions ($7.0 million).

(b) The costs associated with the offer are estimated at $605,360 and have been determined after allowing for the receipt of $14,640 from the South Australian Government's Business Centre in the form of a subsidy towards the company's float costs. These costs have been charged direct to share capital. In addition to these costs, corporate advisory fees totalling $145,000 are payable to Taylor Collison Limited, of which $85,000 was incurred pre 30 June 1999 and is recorded as a liability in the 30 June 1999 historical balance sheet. The corporate advisory fees incurred post 30 June 1999 of $60,000 have been charged to the profit and loss account.

(c) Issuance of 1,600,000 ordinary shares as seed capital at an issue price of $0.15 each fully paid ($240,000). Of this amount, $140,000 had been received by the Company prior to 30 June 1999 and was included in amounts payable to related parties (refer to note 5).

(d) Set off of the debt arising from maturation of a convertible note with a face value of $200,000 plus accrued interest of $10,000 against the issue by Bionomics of 840,000 ordinary shares issued at a price of $0.25 each fully paid.

(e) Issuance of 339,876 and 41,163 fully paid ordinary shares at $0.10 and $0.20 respectively to Taylor Collison Limited as part settlement for amounts payable to related parties as at 30 June 1999 for professional and corporate office services provided to Bionomics (refer to note 5).

(f) Payment of $210,473 in cash to Taylor Collison Limited as settlement for the balance owing as at 30 June 1999 for professional and corporate office services provided to Bionomics (refer to note 5).

PRICEWATERHOUSECOOPERS

Appendix A

(g) Issuance of 200,000 ordinary shares at $0.40 each together with an up-front cash payment of $33,000 to the University of Melbourne for the granting of a licence for their interest in the epilepsy project to Bionomics.

(h) Paying an up-front cash payment of $33,000 to the Women's and Children's Hospital for the granting of a licence for their interest in the epilepsy project to Bionomics.

(i) Payment of an up-front cash payment of $22,222 to, and recognition of a further $44,444 payable to the Women's and Children's Hospital for the granting of a licence for their interest in the breast cancer project to Bionomics. Half of the $44,444 liability is payable in one year and the balance in two years.

(j) Payment of legal fees totalling $45,000 for professional services provided to Bionomics subsequent to 30 June 1999 in drafting the above mentioned licence agreements between Bionomics and the University of Melbourne and the Women's and Children's Hospital.

(k) Issuance of the following ordinary shares to three parties for services provided to Bionomics:

Number of shares	Issue price per share	Paid up capital
53,000	$0.10 each fully paid	$5,300
203,000	$0.25 each fully paid	$50,750
256,000		$56,050

(l) Issuance of 250,000 ordinary shares at $0.10 each fully paid to Taylor Collison Limited as a success fee for raising the $7.0 million in share capital to be issued under the prospectus. The success fee has been charged direct to share capital.

(m) Issuance of the following options prior to or in conjunction with this prospectus:

	Number
Options offered to Warren Kinston, a director	200,000
Options offered to the Underwriters	300,000
Options offered to Medvet Science Pty Ltd	1,570,000
Options offered to the University of Melbourne Scientists	150,000
Options offered to members of SAB	150,000
Options offered to subscribers to the prospectus	5,833,333
	8,203,333

Appendix A

	Note	Historical balance sheet as at 30 June 1999 $	Pro forma balance sheet as at 30 June 1999 $
3. Other			
Current			
Prepayments		20,000	20,000
Deferred expenses		106,721	-
		126,721	20,000
4. Intangibles			
Current			
Licenses		-	212,666
5. Accounts Payable			
Current			
Trade creditors and accruals		112,544	102,544
Amounts payable to related parties		395,011	2,319
		507,555	104,863

Of the amount payable to related parties, $252,692 in the historical balance sheet as at 30 June 1999 is payable to Taylor Collison Limited for professional and corporate office services provided to Bionomics. Of this balance, $42,219 relates to services provided during the period 1 July 1997 to 30 June 1998 that was extinguished through the issue of 339,876 and 41,163 fully paid ordinary shares at $0.10 and $0.20 respectively in July 1999. The balance of $210,473 will be paid out of the proceeds of the prospectus. The issue of these shares and the payment of the balance of $210,473 has been reflected in the pro forma balance sheet as at 30 June 1999.

Appendix A

Amounts payable to related parties in the historical balance sheet as at 30 June 1999 also includes $140,000 received from entities associated with Taylor Collison Limited for seed capital. This liability has been extinguished through the issuance of 933,333 ordinary shares at $0.15 each. The issue of these shares has been reflected in the pro forma balance sheet as at 30 June 1999.

	Historical balance sheet as at 30 June 1999	Pro forma balance sheet as at 30 June 1999
	$	$
6. Borrowings		
Current		
Convertible note	200,000	-
Non-Current		
Loan from other parties	50,000	50,000

The convertible note represents a 5.0% convertible note issued to Biotechnology Investments Limited ("BIL") on 15 May 1998. The note matured on 15 May 1999 with the Company and BIL agreeing subsequent to this date to defer payment of the convertible note and interest thereon. Under the terms of the agreement, the convertible note and accrued interest as at 15 May 1999 totalling $10,000 are to be settled through the issuance of 840,000 ordinary shares at $0.25 per share. Settlement through the issuance of ordinary shares is subject to completion of the Offer by 31 December 1999. Failure to complete the Offer by 31 December 1999 will require the debt to be paid in full. If not repaid by 31 March 2000, BIL can request the Company to transfer or assign any of its assets to BIL to the extent permitted by law. Interest on the face value of the convertible note is to continue to accrue at 5.0% per annum from 16 May 1999 until settlement.

The non-current loan from other parties represents an unsecured loan from the South Australian Government Economic Development Authority. The loan is interest free and is repayable upon Bionomics raising $30,000,000 from investors.

Appendix A

	Historical balance sheet as at 30 June 1999	Pro forma balance sheet as at 30 June 1999
	$	$
7. Other Liabilities		
Deferred licence fee payable	-	44,444
8. Share Capital		
Issued share capital		
Ordinary shares -fully paid	376,426	7,399,335

The movement in the company's ordinary share capital between the historical and pro forma balance sheets as at 30 June 1999 based on the assumptions set out in Note 2 is reconciled as follows:

Details	Number of shares	Issue Price	$
Historical balance sheet as at 30 June 1999	3,040,860		376,426
Share issues under prospectus (refer note 2(a))	17,500,000	$0.40	7,000,000
Costs associated with the offer and charged direct to share capital (refer note 2(b))			(605,360)
Seed capital (refer note 2(c))	1,600,000	$0.15	240,000
Conversion of convertible note (refer note 2d))	840,000	$0.25	210,000
Issuance of shares as part settlement of amounts payable to related parties (refer note 2(e))	339,876 41,163	$0.10 $0.20	42,219
Part settlement of licence issued by the University of Melbourne (refer note 2(g))	200,000	$0.40	80,000
Issuance of shares to 3 parties for services provided to Bionomics (refer note 2(k))	53,000 203,000	$0.10 $0.25	56,050
Issuance of shares to Taylor Collison Limited as a success fee for raising the capital (refer note 2(l))	250,000	$0.10	25,000
Success fee charged direct to share capital (refer note 2(l))			(25,000)
Pro forma balance sheet as at 30 June 1999	24,067,899		7,399,335

PRICEWATERHOUSECOOPERS

Appendix A

Options on issue	Historical balance sheet as at 30 June 1999 Number	Pro forma balance sheet as at 30 June 1999 Number
Directors' options (a)	1,900,000	2,100,000
Underwriters' options (b)	-	300,000
Medvet Science Pty Ltd's options (c)	-	1,570,000
University of Melbourne Scientists' options (d)	-	150,000
SAB members' options (e)	-	150,000
Subscribers' options (f)	-	5,833,333
Total options on issue	1,900,000	10,103,333

(a) Directors' Options - these options are issued free with an exercise price of $0.30 each and an expiry date of 17 June 2004 in consideration for services provided by the directors to the company. These options will not be listed. Refer to Section 5 of the prospectus for further details.

(b) Underwriters' Options - these options are to be issued free to the Underwriters as part of their Underwriting Agreement with the company and are exercisable at $0.50 each at any time from the date of issue and prior to 1 July 2002. These options will not be listed. Refer to Sections 5 and 10 of the prospectus for further details.

(c) Medvet Science Pty Ltd - represents options offered to Medvet Science Pty Ltd as trustee for Grant Sutherland, Mathew Vadas, other scientists in both the Women's and Children's Hospital and Institute of Medical and Veterinary Science associated with the science being licensed or scientific base being assessed by Bionomics and each institution on its own behalf. Details of these options are set out in Section 5 of the prospectus.

These options may be exercised at a price of $0.50 each after two years from the date of listing and will lapse if not exercised by the fifth anniversary of the date of their issue (approximately November 2004). These options will not be listed. Refer to Section 5 of the prospectus for further details.

(d) University of Melbourne Scientists' Options - represents options offered to certain scientists at the University of Melbourne, details of which are set out in Section 5 of the prospectus. These options may be exercised at a price of $0.50 each after two years from the date of listing and will lapse if not exercised by the fifth anniversary of the date of their issue (approximately November 2004). These options will not be listed. Refer to Section 5 of the prospectus for further details.

Appendix A

(e) SAB Members' Options - represents options offered to members of the company's Scientific Advisory Board (other than its co-chairs), details of which are set out in Section 10 of the prospectus. These options will be issued free of charge and have an exercise price of $0.50 each. 25,000 of the options become exercisable at the end of the first, second and third year of the SAB members' appointment as a SAB member. These options will lapse if not exercised by the fifth anniversary of the date of their issue (approximately November 2004). These options will not be listed. Refer to Section 5 of the prospectus for further details.

(f) Subscribers' Options - represents options offered to subscribers to the prospectus, details of which are set out in Sections 1 and 2 of the prospectus. These options will be listed. Refer to Section 11 of the prospectus for further details.

9. Accumulated Losses	$
Historical balance sheet as at 30 June 1999	(921,024)
Corporate advisory fees payable to Taylor Collison Limited (refer to note 2(b))	(60,000)
Legal fees incurred subsequent to 30 June 1999 in relation to respective licence agreements with the University of Melbourne and the Women's and Children's Hospital (refer to note 2(j))	(45,000)
Recognition of expense for services previously provided to Bionomics for which a liability was not carried on the historical balance sheet as at 30 June 1999 (refer to note 2(k))	(56,050)
Pro forma balance sheet as at 30 June 1999	(1,082,074)

PRICEWATERHOUSECOOPERS

10. Royalty Agreements

Pursuant to the terms of agreements entered into by the company with both the Women's and Children's Hospital ("WCH") and the University of Melbourne ("U of M") to acquire the licence for the epilepsy project from the WCH and U of M and the breast cancer project from the WCH, the company is liable to make further payments to the WCH and U of M upon the achievement of certain conditions. Details of the further payments and the conditions upon which the company becomes liable to make those payments are as follows:

WCH

Breast cancer project

Royalty - 3% of net revenues from products sold by Bionomics and 15% of net revenues received by way of royalties on products sold by third parties under licence. Milestones- $300,000 per drug that is registered by the United States Food and Drug Administration or Australian authorities.

Epilepsy project

Royalty - 3% of net revenues from products sold by Bionomics and 15% of net revenues received by way of royalties on products sold by third parties under licence. Milestones - $300,000 per drug that is registered by the United States Food and Drug Administration or Australian authorities.

WCH will also be reimbursed for patenting costs of approximately $11,000.

University of Melbourne

Epilepsy project

Milestones - $300,000 per drug that is registered by the United States Food and Drug Administration or Australian authorities.

Intellectual Property Expert's Report



GRIFFITH HACK

PATENT AND TRADE MARK ATTORNEYS

Brisbane Office
167 Eagle Street Brisbane
QLD 4000 Australia
GPO Box 3125 Brisbane
QLD 4001 Australia

Telephone +61 7 3221 7200
Facsimile +67 7 3221 1245
ghbris@griffithhack.com.au
www.griffithhack.com.au

The Directors
Bionomics Limited
GPO Box 2046
ADELAIDE SA 5001

20 October 1999

Dear Sirs

REPORT ON INTELLECTUAL PROPERTY OF THE WOMEN'S AND CHILDREN'S HOSPITAL IN THE FIELD OF EPILEPSY AND TUMOUR SUPPRESSOR GENES
Our Ref: A10292/P50821A/BJN:mar

This report has been prepared for inclusion in a prospectus relating to the issue of shares in Bionomics Limited.

Background

Patents are a monopoly right granted by the Government in respect of new innovations. Patents are one important form of protection companies and individuals can utilise in respect of intellectual property development by or for the company or individual. Patents have a limited term, usually 20 years, after which the invention is available for others to use without restriction.

The usual manner of obtaining patents in Australia is to file a provisional patent application. The provisional patent application is accompanied by a specification which contains a written description of the invention, and filing the application establishes a "priority" date for the invention described. The priority date is the date at which the novelty of the invention will be assessed, and any later-filed applications or published documents will not be damaging to any patent ultimately granted.

A complete specification must be filed within 1 year of filing the provisional application in order to maintain the priority date. The complete specification includes a set of "claims" defining the scope of protection sought for the invention. The monopoly granted under the patent will be determined by the wording of the claims.

A complete application is subjected to an examination by the relevant Government authority, IP Australia, during which a search will be conducted to indicate whether or not the invention which is the subject of the application is novel and inventive. The applicant is given an opportunity to overcome any objections raised in this process by making amendments to the specification or by proposing counter-arguments, or both. Once any

objections have been overcome, the application is accepted. Acceptance is advertised in The Australian Official Journal of Patents to allow third parties to oppose the application. If there is no opposition, or an opposition is unsuccessful, the patent is sealed and a Deed of Letters Patent is issued. The application becomes a patent at sealing.

The maximum duration of an Australian patent is 20 years from the filing date of the complete application. Fees for maintaining the application and patent in force must be paid each year starting from the fifth anniversary of the filing of the complete specification.

Most countries in the world have patent systems and usually a patent granted in one country protects an invention only in the country in which the patent is granted. However, there are some regional patents, the most notable of which is the European patent system which enables a single European patent to be obtained. An international convention exists which enables foreign patent applications to be filed within 12 months from the filing of the first home patent application for an invention and for the foreign application to claim priority from the home patent application. Thus, foreign patent applications are normally filed 12 months from the lodgement of the initial Australian provisional application.

Usually before patents are granted in any jurisdictions the patents are examined by the National or Regional Patent Office for novelty and inventive step. The degree of examination varies from country to country and in some jurisdictions can merely be an examination for the formality of the paper work. In other jurisdictions the examination is much more rigorous and subject to that examination a patent may or may not be granted in respect of an invention.

Foreign patent applications can be filed by lodgement of the patent applications directly in the country or region concerned. However, an international system referred to as the Patent Co-operation Treaty exists which enables a single patent application to be filed in up to 100 countries which can be designated in the application. The effect of such an international application is generally the same as filing individual patent applications in all of the countries designated in the international patent application. The international application does not result in the grant of an international patent and within prescribed time limits it is necessary to file national phase patent applications in all of the countries in which patent protection is to be sought. This may include all of the applications designated in the international application or only some of those countries.

IP Protection for Genes

Gene sequences are generally patentable once isolated and characterised. This is true in most countries whether the sequence is the natural genomic sequence or a sequence which does not occur in nature but which has been generated through the techniques of genetic engineering. While there are political moves to change this situation in various countries, in our judgement, it is unlikely that there will be a substantial change in practice around the world over the next few years.

Patents for genes and gene sequences are applied for in the same manner as for other inventions but, as a general comment, a higher level of disclosure is required for this type of invention when compared to other inventions. In the United States in particular a detailed disclosure of many embodiments of the invention is required in order to achieve broad protection, and it is important to have DNA sequences for the gene of interest in a number of species. While this is repetitive and costly work, it is generally desirable to have as many DNA sequences as possible prior to making a patent application.

Patent Portfolio of The Women's and Children's Hospital

The Women's and Children's Hospital is the co-owner of an Australian patent relating to the diagnosis and treatment of autosomal dominant nocturnal frontal lobe epilepsy (ADNFLE), and Bionomics Limited proposes to license the technology covered by this patent.

Australian Provisional Patent Application No. PN3840 was the first-filed application in respect of this technology. It was associated with Australian Complete Application No. 56247/96 within the 12 month period allowed. This application has now been accepted by the Australian Patent Office and was advertised accepted under acceptance no. 701228 on 21 January 1999. The patent was sealed on 6 May 1999, and so may now be referred to as Australian Patent No. 701228.

Patent No. 701228 was sealed without an adverse examination report issuing and without amendment. Nevertheless, after grant, the validity of a patent may still be challenged, and if the challenge is successful, the patent may be revoked wholly or in part.

Patent No. 701228 is jointly owned by the Women's and Children's Hospital, University of Bonn and University of Melbourne. The joint owners of an Australian patent can each exploit the invention separately from one another, but can only license the invention with the approval of the co-owner(s). The Women's and Children's Hospital and University of Melbourne have the approval of the University of Bonn to licence the invention to Bionomics Limited, and have granted Bionomics Limited a licence to exploit the patent.

The entitlement of the three co-owners to the grant of a patent has been established to the satisfaction of IP Australia through lodgement of a Notice of Entitlement. The Notice of Entitlement indicates that entitlement from the actual inventors arises by virtue of the provisions of Section 15(1)(b) of the Patents Act 1990, in that the applicants would, if a patent were granted upon an application made by the said inventors, be entitled to have the patent assigned to them. In the absence of any indication to the contrary we accept this statement as correct.

We note the necessary government fees to keep this patent in force to date have been paid. A renewal fee is payable on 28 June 2000, and annually thereafter, to keep the patent in force.

We point out that patent protection has been sought only in Australia in relation to this invention. As the co-applicants have not filed patent applications in other countries, the invention may be freely exploited in those countries. We will also point out that the grant of a patent does not necessarily mean that the invention will be a technical or commercial success.

Other Patents for Epilepsy

We have conducted searches for patents relating to epilepsy generally, both by using key words and the names of scientists known to be actively conducting research in this field. These searches have not been exhaustive so what follows must be considered as being descriptive rather than being an analysis of the state of the art. There are numerous patents and applications for patents which disclose novel organic compounds claimed to be useful in the treatment of many diseases, including epilepsy. In general, there is little or no specific discussion of the treatment of any form of epilepsy, let alone of ADNFLE, nor is there any indication in any of these patents or patent applications that a gene linked to epilepsy has been isolated and characterised. In the case of Australian Application No. 10171/92 there is a suggestion that the compounds claimed therein are active in the treatment of epilepsy due to their acetylcholinesterase-inhibiting activity but no evidence is presented in the specification to support this assertion.

The patent literature also contains examples of assays for diseases other than epilepsy which employ a similar methodology to that used in the present invention. For example, International Application No. 23638/94 describes a method for the determination of aortic stenosis in which one compares the DNA sequence of the elastin gene of a patient with the DNA sequence of the native, non-variant elastin gene to determine whether the elastin gene of the patient contains a mutation. The patent literature is also replete with therapeutic methods for treating epilepsy, such as using a positive electrical pulse generator to apply electrical impulses to the head of the patient. Biological materials such as the brain-derived neurotrophic factor (BDNF) described in International Application No. 03689/97 have been said to be useful in the treatment of epilepsy.

Most epilepsies are complex diseases which involve a number of genes. However, it does not seem to have been recognised until the work of the inventors of the present application that genetic defects in ion channels may be involved in epilepsy.

Tumour Suppressor Genes

The Women's and Children's Hospital filed provisional patent application Nos. PQ 3340 and PQ 3771 concerned with certain tumour suppressor genes located on chromosome 16 at 16q23.4 on 8 October 1999 and 29 October 1999, respectively. The right to exploit this technology has been licensed to Bionomics Limited.

We have conducted searches for patents relating to tumour suppressor genes, particularly those located on chromosome 16 at 16q23.4, using key words. These searches have not been exhaustive

GRIFFITH HACK

PATENT AND TRADE MARK ATTORNEYS

so what follows must be considered as being descriptive rather than being an analysis of the state of the art.

Breast cancer is a polymorphic disease but somatic genetic events are important in cancer genesis and evolution. The breast cancer susceptibility genes BRCA1 and BRCA2 are well known to have an association with breast cancer. The proteins encoded by these genes are believed to play a role in monitoring and/or repairing DNA lesions, and the relaxation of this monitoring caused by mutations of either of these two genes leaves unrepaired events. This leads to the accumulation of mutations and ultimately to cancer. Hence, when functioning correctly the function of these genes is to suppress tumours and so they are known as "tumour suppressor genes".

Other tumour suppressor genes associated with breast cancer have been isolated and some of these may play an important role in breast cancer. A number of tumour suppressor genes have been patented. For example, International Application No. 09928/95 discloses a novel tumour suppressor gene located on chromosome 16 at 16q22.1 which was detected in loss of heterozygosity (LOH) experiments in breast tumour cells and encodes an E-cadherin. International Application No. 21809/97 describes an isolated tumour suppressor gene, ING1 which is located on chromosome 13. The tumour suppressor gene HIC7 is described in International Application No. 14877/96 and is located on chromosome 17 at 17p13.3. Each of these are said to be useful in the diagnosis of breast cancer and to develop products for treating and diagnosing cancer but none is, in our opinion, the same as the genes which the Women's and Children's Hospital seek to patent.

Authorisation and Disclaimer

In our opinion, the above comments do not contain any statement or matter that is false in a material particular or is materially misleading in the form or context in which it appears.

Griffith Hack consents to the inclusion of this report in the Prospectus but we have not been otherwise involved in the preparation, authorisation or issue of the Prospectus and specifically disclaim liability to any person in respect of any statements included elsewhere in the Prospectus.

Yours faithfully

GRIFFITH HACK

Peter Williams

Principal

Encl.

Industry Expert's Report



aoris nova
Innovative management

25 October, 1999

The Directors,
Bionomics Limited
GPO Box 2046
ADELAIDE SA 2046

Dear Sirs

Aoris Nova Pty Ltd is an Australian-based consulting company specialising in biotechnology and health-care commercialisation. We have been commissioned to provide a report on the research program, the capability of the research institutions which will undertake research work for Bionomics Limited (Bionomics) and the commercial potential for the projects being developed by Bionomics for inclusion in a prospectus to be dated on or about 10 November 1999 relating to the issue of 17,500,000 fully paid ordinary shares in Bionomics at an issue price of $0.40 per share with one option to take up one ordinary share for every three shares subscribed for, exercisable at $0.50 on or before 30 November 2001.

Bionomics intends to use intellectual property, the subject of Licence Agreements, to develop health care products in epilepsy and breast cancer. The intellectual property, the subject of the Licence Agreements, was developed, in the case of the breast cancer project, by the Department of Cytogenetics and Molecular Genetics (DCMG) at the Women's and Children's Hospital, Adelaide (WCH) in collaboration with a consortium of research institutions, and, in the case of the epilepsy project, by DCMG in collaboration with the University of Melbourne (U of M) through the Austin and Repatriation Hospital and the University of Bonn.

Bionomics has also entered into Service Agreements with each of the WCH, U of M and the IMVS, under which ongoing research and development work is to be undertaken by those institutions on behalf of Bionomics under the overall direction of Professor Grant Sutherland, the director of the DCMG.

Aoris Nova has been provided with copies of the Licence Agreements entered into by Bionomics with WCH and U of M, together with the related Service Agreements.

Overview

Aoris Nova believes that the Bionomics technical strategies and work plan, intended to be employed by WCH and the U of M on behalf of Bionomics, are sound and the lead researchers from these institutions are recognised internationally as leaders in their fields. From our analysis of the work program, the capability of the researchers and results to date, we believe they have the potential to generate further valuable intellectual property for the company, especially in epilepsy and breast cancer. These represent large product markets with unmet clinical needs.

Aoris Nova Pty Limited Level 10, 384 Victoria Street, Darlinghurst NSW 2010 AUSTRALIA (ACN 000 197 893)

New drug treatments for diseases having a genetic component, such as breast cancer and epilepsy, are expected to come from knowledge of the unique genes in those suffering from these diseases. The Bionomics intellectual property and science programs are generally accepted as being a sound base and scientific method to identify these genes that may be useful in the course of developing new drugs for such genetically based diseases.

Significant revenues could be generated if any of the main projects are commercially successful and if they maintain a technical and market lead. This will depend on the successful outcome of the research and the formation of favourable business strategies. The projects are seen as technically demanding and commercially high risk and the area of work is highly competitive. Accordingly, there is no guarantee that commercial products or valuable intellectual property will result.

Industry background

Technical advances in the last 10 years have resulted in a sharp focus on the human genome and are expected to create new opportunities and applications in medical science. The Human Genome Project, in which the DCMG is an active participant, and other related activities, will map all approximately 100,000 human genes including the 2,000 to 5,000 genes that are attributed to either cause, or predispose humans to various diseases. Earlier work has already successfully identified the genes responsible for several monogenic forms of inheritable diseases such as Huntington's disease, retinoblastoma and cystic fibrosis. Despite this new knowledge, new medical treatments will come from a combination of genomics together with understanding of biological function and the application of bioinformatics to define key molecules in disease.

Small biotech companies contribute to many of the early phases of new drug development and are competitive because of their close ties to sources of basic research, ownership of valuable intellectual property and flexibility. Many such companies exist in the US where there is a culture of fast track product development from basic research. Large pharmaceutical companies are obligatory participants in the process and are constantly seeking new approaches to drug discovery. Genomics research is an especially intense area of activity worldwide.

Bionomics' development program aims to create new intellectual property that can be licensed on to other companies or otherwise exploited. The challenge for Bionomics is to apply its genomic expertise and understanding of epilepsy and breast cancer quickly to gain new knowledge and maintain its intellectual property advantage. It is our view that this is a valid approach to drug discovery and product development for Bionomics.

Scientific rationale

Understanding the genetic origins of disease will allow the identification of altered molecular structures, such as the genes themselves or the proteins derived therefrom, which have a pathological role in a particular disease process. The genes are therefore valuable starting points for developing drugs or treatments for diseases with a genetic component. The benefit of the genomic approach is the potential to target molecules, which are not known, or had not previously been associated with that disease. A further strength of the genomic approaches, over those methods that focus entirely on the end products of the synthetic process, such as proteins, is that treatments and diagnostics can also target the genetic information itself.

Bionomics is targeting the complex common diseases, epilepsy and breast cancer, which are likely to have multiple origins, based on a number of genetically linked traits and environmental factors. In these polygenic diseases, the limitation of the genomic approach is that, at best, only a part of the disease process is genetically determined. The company will integrate the work of WCH, IMVS and U of M in clinical and genetic epidemiology, molecular genomics and clinical and biological laboratory science. Positional cloning (or "positional candidates") and microarray hybridisation will be used by Bionomics to identify these disease associated genes.

Positional cloning

Through linkage analysis, geneticists can determine which genes are on the same chromosome. Detailed genetic and molecular maps can be used to describe the order of genes and markers on each chromosome. If an altered gene can be mapped to a specific chromosome, molecular markers can be linked to that gene, which can ultimately be cloned and characterized.

The researchers at the DCMG have already mapped human chromosome 16 and several genes on other chromosomes as part of an international team within the Human Genome Project. This was a major section of this Project by an Australian group. Linkage studies on large families (and differences in the genetic properties in individuals) must be performed to establish the connection to disease through association.

By studying rare monogenic diseases, which are related to the more common diseases, an abnormal gene may be identified which segregates in a simpler, dominant genetic fashion. If such a gene is shown to be inherited and is linked to this rare disease, it may also be dysfunctional in more common related diseases, possibly in concert with other altered genes or environmentally-altered molecules. This is anticipated by the studies on epilepsy being carried out collaboratively by the DCMG with the U of M through the Austin & Repatriation Hospital, Melbourne. Using positional cloning, DCMG researchers have identified several genes associated with epilepsy.

Microarray techniques

Micro-array hybridisation is a technique that can identify differences in the expression of genes between samples of tissue from different sources. For example, diseased versus normal tissue (eg cancerous versus normal breast tissue from the same person) or cells which are treated with compounds which alter their growth or behaviour. Gene chip technology is expected to play a significant role in future applications of genetic diagnostics. Bionomics will use this approach to identify genes that are expressed differently in epileptic brain or in breast cancer tissues.

Technology focus areas

(a) Epilepsy

Epilepsy is a common group of diseases affecting about 2% of the population in developed countries and a greater proportion in developing countries. There are no curative treatments for epilepsy and its management is problematical and controversial. For many years treatments have been based on the same traditional drugs that provide moderate control of the condition in about 70% of patients but impose restricting side effects. The remaining 30% of patients cannot control their illness using these drugs and there is a clear unmet clinical need.

Anti-epileptics are one of the fastest growing segments of the central nervous system (CNS) drug market and sales have increased about threefold since the late eighties to US$2.3bn in 1996. There has been intense research interest by the pharmaceutical industry and four new drugs were approved in the US in 1997 and five more are in late clinical trials based on known mechanisms and existing compounds. Newer drugs are predicted to increase the market size further.

Although it is recognised that 30-40% of all epilepsies in childhood and 20% in adults have an inherited component, specific genes associated with epilepsy have been elusive. The researchers at the DCMG and the U of M have analysed several families with the rare monogenic disease ADNFLE. They identified and mapped one gene to chromosome 20 and linked it to a mutation in the gene for a receptor protein. The function of this protein represents a potential departure from the main traditional drug targets used for epilepsy. Gene therapy and gene based assays also have the potential to address this market.

Although not solved to the same extent, similar work on the more common condition of febrile convulsions has shown this to result from autosomal dominant inheritance at a single major locus on chromosome 8. Bionomics intends to characterise this gene and search for other genes in similar families with rare related conditions and this will establish a framework for diagnosis and treatment. In our view the Epilepsy Program of the U of M has contacts to provide these families and the facilities with the clinical and analytical resources.

(a) Breast cancer

Women have a lifetime risk of 1 in 8 of developing the disease and 6% of those diagnosed have advanced disease. It is the leading cause of death in women of 40-50 years. Genetic links to breast cancer have long been recognised. Although two markers, BRCA1 and BRCA2, have been characterised and used widely in genetic screening and counselling, they are only associated with a small number of breast cancer patients. Other genetic factors are believed to be involved in many of the remaining 95% of the so-called sporadic breast cancers.

During its studies on the mapping of chromosome 16 (including their part in the Human Genome Project), the DCMG identified two characteristic sites on chromosome 16 where there was a potential loss of tumour suppressor genes. This is characteristically associated with cancer, and in this case specifically with breast cancer and possibly also hepatocellular carcinoma and prostatic cancer. The incidence of this phenomenon in the breast cancer patients studied was 52%. A recent patent application by Bionomics describes several specific regions that are associated with tumour suppressor genes. It is hoped that further work by Bionomics will lead to the elucidation of the structure and function of a defective protein.

Therapeutics for breast cancer offer significant market potential. Estimates of 1997 sales of breast cancer therapeutics in the world's major pharmaceutical markets (US, Europe and Japan) are over $1.4 billion and expected to double by 2007. The first gene therapy product to treat breast cancer is projected to enter the market in 2002 and by 2007 this market is projected to reach $1.5 billion each year. Several companies are introducing gene-based diagnostic tests including Myriad Genetics and OncorMed, which already have tests for BRCA1 and BRCA2 and p53. A new approach or molecular target would be of great interest.

Potential output

The research program to be implemented by DCMG and U of M on behalf of Bionomics specifically targets areas in which the DCMG has a high level of technical and clinical expertise. The value of the program is the knowledge that may be generated for Bionomics and licensed by Bionomics in return for up-front fees, milestone payments, research support and, eventually, royalties. It is unlikely that Bionomics will develop or market products itself in the short-medium term to generate royalties from sales.

The work program and timing for both projects appear reasonable to see gains within two years. It is not possible to predict how the knowledge coming from the research will be used in five to ten years when potential products will be developed and marketed but early identification of useful targets and their association with disease would provide a valuable lead.

There are four main types of products, which may be expected from the program:

- Identification of a gene associated with a disease may have predictive value. It could be used in tests to identify people at greater risk and, in some circumstances, it may be used to diagnose an existing disease or as an aid in genetic counselling. The total value of US sales of human diagnostics is about US$2 billion each year and increasing at around 7% pa.
- The gene may be used in gene therapy, which is expected to open a large market once the current technical risks in the transfer of genetic material are overcome. The European market for all gene therapy is expected to reach US$2.4 billion each year by 2003.
- The target molecule may be used in a variety of ways as the basis for drug discovery.
- The information generated on the gene sequences will be valuable as bioinformatic data as part of the genomic database.

In the event of successful research, Bionomics could enter agreements that replicate those done by others in Europe and US for licences and contract research. A number of biotechnology companies have formed collaborations with pharmaceutical companies for sums that are in the tens of millions of dollars. For example, Gene Logic entered an alliance with Japan Tobacco involving US$12 million as committed payments and up to US$17 million in milestone payments for each product resulting from their identification of target molecules. This is based on their technology for screening the levels of expression of genes in a diseased tissue compared with control tissue. Genset announced a licence and research agreement with Synthelabo for US$58 million to identify targets for prostate cancer using approaches similar to those proposed to be carried out by Bionomics (BioWorld, April 1999).

Risks

The main technical risks, to which Bionomics is exposed, are associated with the uncertainty of discovering new knowledge and protecting this against the challenge of competition. Both of these risks are moderated, to some extent, in having highly skilled people and access to good commercial acumen to be able to capitalise on the opportunities. The researchers at the DCMG have a track record of technical achievement and already have novel protected property that they have licensed to Bionomics.

Identifying and validating a target molecule is the initial step in a long process of drug discovery and product development and Bionomics is working at a very early stage in the process. It is possible that no new targets will be identified from the research or that this will take longer than expected and others will do this before Bionomics. There are also many other practical risks associated with the acceptance of the safety and efficacy of a product by regulatory authorities although these are less likely to impact on Bionomics' revenues in the short term.

In our assessment, the level of risk that further valuable intellectual property will not result from the work, or that existing assets will not be exploited, is moderate to high and is comparable to other biomedical research programs.

Key personnel

Bionomics has a strong combination of expertise through the research groups of Professors Sutherland, Berkovic and Vadas. Their continued involvement is important to the growth of the company.

Professor Grant Sutherland is highly awarded and respected among his peers in the fields directly related to the work of Bionomics. He is an active experimental scientist and prodigious author of over 400 papers with a citation index in the top tier of authors internationally. He was co-recipient of the Australia Prize in Molecular Genetics in 1998, awarded Companion of the Order of Australia and elected as a Fellow of the Royal Society of London and Fellow of the Australian Academy of Sciences. The DCMG is also recognised internationally and has the depth of key staff and facilities to carry out the molecular genomic work for Bionomics. The leader of the epilepsy program is Dr John Mulley and the leader of the breast cancer program is Dr David Callen.

Professor Berkovic is an international expert in clinical aspects of epilepsy and is director of the epilepsy program of the University of Melbourne which is situated at the Austin & Repatriation Medical Centre, Melbourne. His collaboration with Professor Sutherland underpins their work to date in this area and his familial studies and access to patients and clinical specimens are important ongoing contributions to the mapping studies involved in the project on epilepsy. We believe that the Epilepsy Program has the resources to provide appropriate input to the program in epidemiological genetics and clinical studies in epilepsy.

Professor Mathew Vadas is an active and innovative researcher with an international reputation and longstanding expertise in the areas of inflammation and immunology, with particular interest in the functions of cytokines. Professor Vadas is founding Director of the Hanson Centre for Cancer Research, Institute for Medical and Veterinary Science, and has formed an experienced team, which can provide leadership in biochemical validation of targets. Professor Vadas and the Hanson Centre have initiated a large patent portfolio and have a number of successful international commercial and scientific collaborations. The program leader involved in work for Bionomics is Dr Greg Goodall.

Disclaimer

This report is provided solely for inclusion in the prospectus to be issued by Bionomics and to be dated on or about 10 December 1999, and shall not be used for any other purpose unless the Directors of Aoris Nova Pty Ltd give permission in writing. It is restricted to those projects that focus on the identification of genes that play a role in epilepsy and breast cancer. It is based on information provided by Bionomics and the DCMG, U of M and the IMVS, together with information from a variety of sources including on-line databases. Aoris Nova assumes no responsibility for any incorrect information supplied to it by Bionomics Ltd or other parties and has not verified the authenticity of this information at source.

Aoris Nova does not have any pecuniary interest that could reasonably be regarded as affecting its ability to give an unbiased opinion of Bionomics, or other matters related to this report. Aoris Nova is entitled to receive normal professional fees for the preparation of this report and, with the exception of these fees, will not receive any other benefits, either directly or indirectly from its preparation. We declare that we have not previously worked with any of the personnel and have not undertaken work for Bionomics.

Yours faithfully,

Kelvin Hopper PhD

Managing Director

Risk Factors



9 RISK FACTORS

Introduction

This section identifies the areas the Directors regard as the major risks associated with an investment in Bionomics. Before describing the specific risks relating to Bionomics' business, the following more general observations are appropriate.

- Intending subscribers should read the whole of this Prospectus before any decision is made to subscribe for Shares.
- Investors should be aware that an investment in Bionomics involves risks that may be higher than the risks associated with an investment in other companies.
- Bionomics' shares are intended to be listed on the ASX, where their price may rise or fall. The Shares allotted under this Prospectus carry no guarantee in respect of profitability, dividends, return of capital, or the price on which they may trade on the ASX. It is very likely that Bionomics will record operating losses, and will not pay a dividend for a number of years, if at all.
- Certain statements in this Prospectus constitute forward-looking statements that are subject to risks and uncertainties that may cause the actual expenditure of Bionomics to be different from expectations both expressed and implied.
- In addition to the risks outlined above there are risks associated with investing in any form of business and with investing in the share market generally.

There are also a range of specific risks associated with Bionomics' business and its involvement in the pharmaceutical and biotechnology research and development industry. Potential investors in Bionomics should consider that the investment is highly speculative and should note the following major risks prior to investing.

Pharmaceutical Research and Development

Pharmaceutical and biotechnology research and development involves long lead times and Bionomics' validated target development program is at an early stage. Risks inherent in these activities include:

- uncertainty of the outcome of Bionomics' research results;
- inability to access suitable clinical material for gene isolation and target identification;
- difficulties or delays in the identification and development of any of Bionomics' validated targets; and
- general uncertainty related to scientific development.

Bionomics intends selling rights to its validated targets to other parties such as pharmaceutical companies and other biotechnology companies. These companies will then seek to commercialise pharmaceutical products through the development of therapeutics or diagnostics. Pharmaceutical products derived from Bionomics' validated targets will be subject to government regulatory approvals and controls throughout the world and these will affect both the timing and the cost of bringing these products to the market. This may adversely affect Bionomics' competitive position and the financial value of those pharmaceutical products.

Delays or failure in obtaining regulatory approval for a product would be likely to have a serious adverse effect on the value of Bionomics and have a consequent impact on the financial performance of Bionomics.

Government Regulations

Bionomics' operations are subject to laws, regulatory restrictions and certain governmental directives, recommendations and guidelines relating to, amongst other things, the cloning and modification of human, animal and vegetable genes, occupational safety, laboratory practice, the use and handling of hazardous materials, prevention of illness and injury, environmental protection and animal testing. There can be no assurance that future legislation will not impose further government regulation with which Bionomics will be required to comply. The costs involved and the restrictions on the activities of Bionomics arising from this further government regulation may adversely affect the business or financial condition of Bionomics.

Healthcare Funding Changes

The growing cost of providing health care has placed financial burdens on governments, insurers and individuals, all of which are searching for ways to reduce costs. Health care reimbursements and price controls can be amended. If they are amended, that will change the cost to individuals and therefore alter medical and biotechnology market fundamentals. The return on medical and biotechnology investments will, accordingly, be affected favourably or adversely depending on the nature of any such amendments.

Competition

Intense competition exists in the biotechnology industry. Competitors generally have greater staffing and considerably greater resources than Bionomics. Additionally, intense competition relates to:

- developing products for existing and new markets;
- obtaining and sustaining proprietary rights to technology; and
- selling and distributing pharmaceutical and biotechnology products.

The risk exists that one or more of the competitive products in existence now or in development now or in the future will prove more efficacious, more cost effective, more timely or more acceptable to patients than any product arising from validated targets developed by Bionomics.

Such competition can have the effect of:

- rendering costly research and development obsolete;
- decreasing the financial value of products or research projects; and
- reducing pricing and profit margins.

Additional Capital Requirements

Biotechnology research and development activities require a high level of funding over a long period of time. Over the course of its existence, Bionomics intends seeking cash resources from a number of sources including:

- various Government funding schemes, especially the R&D START Grant scheme;
- the sale of rights to validated targets identified by Bionomics;
- milestone payments derived from the successful development of Bionomics' products;
- royalties from the sale of pharmaceutical products derived from Bionomics' products; and
- the issue of additional equity.

Notwithstanding the success or otherwise of these cash raising activities, the proceeds of the Offer are expected to be sufficient to fund the activities of Bionomics for at least the first two years of operations. However, substantial additional funding will be required for further development of validated targets after two years or so.

There is no assurance that additional funding will be available to Bionomics in the future or be secured on acceptable terms. If adequate additional funds are not available, Bionomics may be required to curtail significantly one or more of its research and development projects. If adequate funds are not available, Bionomics' business will be materially and adversely affected.

Technology Intellectual Property Rights

Securing rights to technology and patents is an integral part of securing potential product value in the outcomes of pharmaceutical research and development. Competition in retaining and sustaining protection of technology and the complex nature of technologies can lead to patent disputes.

The granting of a patent does not guarantee that the rights of others are not infringed or that competitors will not develop technology to avoid such patents. Bionomics' success depends, in part, on its ability to obtain patents, maintain trade secret protection and operate without infringing the proprietary rights of third parties. Because the patent positions of biotechnology and pharmaceutical companies can be highly uncertain and frequently involve complex legal and factual questions, neither the breadth of claims allowed in biotechnology and pharmaceutical patents nor their enforceability can be predicted. There can be no assurance that any patents which Bionomics may own or control in the future will afford Bionomics commercially significant protection of its technology or its products or have commercial application.

Dependence on Key Personnel

Bionomics is dependent on the principal members of the scientific research teams of WCH, U of M and the IMVS engaged to provide research services under the Services Agreements with Bionomics, the loss of whose services could materially and adversely affect Bionomics and may impede the achievement of its research and development objectives.

Because of the specialised nature of Bionomics' business, Bionomics' ability to maintain its research program will depend in part upon its ability to attract and retain qualified research people either within Bionomics or the Affiliated Institutes providing research services to Bionomics, namely, WCH, IMVS and U of M.

There can be no assurance that Bionomics will be able to attract or retain sufficient qualified personnel on a timely basis, attract or retain its key scientific and management personnel or maintain its relationships with the WCH, U of M or IMVS. The failure to attract or retain such personnel and develop such expertise could adversely affect Bionomics' prospects for success in a material way.

Risk of Product Liability

Bionomics' business exposes it to potential product liability risks that are inherent in the research and development, preclinical study, clinical trials, manufacturing, marketing and use of therapeutic products in humans. It may be necessary for Bionomics to secure certain levels of insurance to cover various product liability risks in the course of maintaining its business.

Bionomics will seek to obtain adequate product liability insurance whenever prudent. However, there can be no assurance that adequate or necessary insurance coverage will be available at an acceptable cost or in sufficient amounts, if at all, or that a product liability or other claim would not materially and adversely affect the business or financial condition of Bionomics.

GST

Federal Parliament recently approved the introduction of a Goods & Services Tax ("GST") from 1 July 2000. There may be an impact of the GST on the operations and financial results of the Company. A review of the implications of a GST is planned to commence upon successful completion of this Offer.

Y2K

Bionomics' business may be exposed to the risk of computer failure arising from the Year 2000 phenomenon. Bionomics has sought confirmation from all key service suppliers of their awareness of the Year 2000 problem and their assurance that necessary steps have been or are being taken to reduce or eliminate the effects of the Year 2000 problem. Bionomics has taken all reasonable steps to ensure that computer system equipment acquired by Bionomics is Year 2000 compliant.

Notwithstanding, there can be no assurance that all risks of computer failure and any consequent loss of data, resources or other information will not occur either of Bionomics' own computer systems or of those of service providers over whom Bionomics has no control. This failure may result in loss or adversely affect the operations of Bionomics.

Conclusion

The above list of risk factors ought not to be taken as exhaustive of the risks faced by Bionomics or by investors in Bionomics. The above factors, and others not specifically referred to above, may in the future materially affect the financial performance of Bionomics and the value of the Shares offered under this Prospectus.

The Board of Directors is conscious of the risks set out in this section and will take whatever steps it considers appropriate to minimise such risks or overcome problems arising from them. However, the Board of Directors recognises that issues arising from many of the risks identified are beyond its control and therefore not capable of preventative or curative action other than through the risk minimisation approach mentioned.

This investment is regarded as highly speculative. Neither Bionomics nor any of its Directors nor any other party associated with the preparation of this Prospectus warrants that any specific objective of Bionomics will be achieved or that any particular targets of Bionomics or of its Shares, including those offered by this Prospectus, will be achieved.

Additional Information

10.1 SUMMARY OF MATERIAL CONTRACTS

Bionomics is a party to a number of material contracts.A summary of each of these agreements is set out below.

10.1.1 EPILEPSY PROJECT LICENCE AGREEMENT

Under this agreement,WCH and U of M have granted Bionomics a licence to enable Bionomics to exploit a patent and other intellectual property owned by WCH and U of M relating to the diagnosis and treatment of epilepsy.The University of Bonn, Germany, collaborated with WCH and U of M in relation to the development of the invention disclosed in the patent and has separately consented to the licencing of the patent.

Condition Precedent

The agreement is subject to a condition precedent that Bionomics raises equity of not less than $5,000,000 subsequent to entering into the agreement.

The licence

WCH and U of M have jointly granted Bionomics an exclusive worldwide licence ("the first licence") to exploit, within a defined project field, a certain patent and other intellectual property relating to the diagnosis and treatment of epilepsy for a period which expires on the fifth anniversary of the date of satisfaction or waiver of the condition precedent. From this date,WCH and U of M have jointly granted Bionomics:

- an exclusive worldwide licence to exploit, within a defined project field, the patent and any of the intellectual property licensed to Bionomics under the first licence which forms part of an invention for which Bionomics,WCH or U of M has obtained or applied for, or for which it is entitled to seek, patent protection ("the second licence"); and
- a non-exclusive worldwide licence to exploit, within a defined project field, the remainder of the intellectual property that was licensed to Bionomics under the first licence ("the third licence").

The second and third licences will expire on the later of (a) the twenty-first anniversary of the date of satisfaction or waiver of the condition precedent or (b) the date of expiry of the patent licensed to Bionomics or any patent subsequently obtained by Bionomics relating to the licensed technology.

U of M has also granted to Bionomics a non-exclusive worldwide licence to exploit, within a defined project field, certain background intellectual property, know-how and information that is necessary for the identification and sequencing of genes relating to epilepsy. This licence will expire on the later of (a) the twenty-first anniversary of the date of satisfaction of the condition precedent or (b) the date of expiry of the last patent licensed to Bionomics or patent subsequently obtained by Bionomics relating to the licensed technology.

For the term of the first licence, WCH has granted to Bionomics an exclusive worldwide licence to exploit, within a defined project field, certain background intellectual property, know-how and information which relates to the sequencing of genes. Thereafter WCH has granted Bionomics a non-exclusive worldwide licence to exploit such intellectual property, the term of which will expire on the later of (a) the twenty-first anniversary of the date of satisfaction or waiver of the condition precedent or (b) the date of expiry of the last patent licensed to Bionomics or patent subsequently obtained by Bionomics.

WCH and U of M are given rights to jointly terminate the agreement and any or all of the licences for breach or upon Bionomics entering into a winding up, external administration or other similar event. In addition,WCH and U of M may jointly terminate the agreement and any or all of the licences where:

- for a period of 12 consecutive months, no part of the intellectual property is exploited by Bionomics, its agents or sub-licensees;
- during the term of the first licence, if for any 12 month period, Bionomics, its agents and sub-licensees in aggregate spend less than $100,000 on exploiting any of the licensed intellectual property or the further intellectual property developed by Bionomics;

- during the term of the second licence, if for any 12 month period, Bionomics, its agent and sub-licensees spend less than $50,000 on exploiting any of the licensed intellectual property or the further intellectual property developed by Bionomics.

The project field for these licences is defined to be genes and their products which cause epilepsy. This includes the application of these genes or their products in diagnosis, validated target construction and any reagents developed for use in diagnosis and therapy.

Ownership of further intellectual property

Any information and intellectual property applicable solely within the epilepsy project field or applicable within and outside the project field which is produced during the term of the agreement as a result of:

- Bionomics exploiting the intellectual property licensed to it; or
- U of M or WCH undertaking research pursuant to the Epilepsy Services Agreement,

will be owned by Bionomics.

Bionomics is given a first right of refusal in relation to dealings with all other intellectual property developed through exploitation of the licensed technology during the term of the first licence.

Payments and Royalties

The U of M will receive an up-front cash payment of $33,000 and 200,000 shares in Bionomics (which will be allotted on the day which is three months after the date of satisfaction or waiver of the condition precedent). WCH will receive an up-front payment of $33,000, an entitlement to 15% of net royalties received by Bionomics and an entitlement to 3% of sales revenue received by Bionomics through exploitation of the licensed technology. Both U of M and WCH will also receive milestone payments upon the occurrence of prescribed R&D milestones.

10.1.2 EPILEPSY PROJECT SERVICES AGREEMENT

Under this agreement, WCH and U of M have agreed to undertake research in relation to the intellectual property licensed to Bionomics under the Epilepsy Project Licence Agreement.

Condition Precedent

The agreement is subject to a condition precedent that Bionomics raises equity of not less than $5,000,000 subsequent to entering into the agreement.

Research

The research will be undertaken in accordance with a defined research program. The WCH and U of M have agreed to appoint Professor Grant Sutherland as the initial project manager. The research will be overseen by a management committee consisting of Professor Sutherland, two representatives of Bionomics and a representative of each of WCH and U of M.

All research results will be the absolute property of Bionomics if they are applicable solely within the project field as defined in the Epilepsy Project Licence Agreement of if they are applicable both within and outside the project field.

Bionomics must purchase the equipment to be used in the conduct of the research program (all such equipment will be owned by Bionomics).

Term

The agreement will be for a term of two years commencing on the date on which the condition precedent has been satisfied or waived. The agreement contains terms that give the parties a right to terminate for breach or upon any of the parties entering into a winding up, external administration or other similar event. In addition, the agreement may be terminated:

- by either WCH, U of M or Bionomics if the Epilepsy Project Licence Agreement is terminated; or
- by Bionomics if Bionomics does not approve of a person nominated by WCH and U of M as replacement project manager.

10.1.3 TUMOUR SUPPRESSORS PROJECT LICENCE AGREEMENT

Under this agreement, WCH has agreed to grant Bionomics a licence to enable Bionomics to exploit certain intellectual property developed by WCH relating to the diagnosis and treatment of breast cancer.

Condition Precedent

The agreement is subject to a condition precedent that Bionomics raises equity of not less than $5,000,000 subsequent to entering into the agreement.

The licence

WCH has granted Bionomics an exclusive worldwide licence ("the first licence") to exploit, within a defined project field, certain intellectual property (including a patent application) relating to the diagnosis and treatment of breast cancer for a period which expires on the fifth anniversary of the date of satisfaction or waiver of the condition precedent. From this date, WCH has granted Bionomics:

- an exclusive worldwide licence to exploit, within a defined project field, the patent and any of the intellectual property licensed to Bionomics under the first licence which forms part of an invention for which Bionomics or WCH has obtained or applied for, or for which it is entitled to seek, patent protection ("the second licence"); and
- a non-exclusive worldwide licence to exploit, within a defined project field, the remainder of the intellectual property that was licensed to Bionomics under the first licence ("the third licence).

The second and third licences will expire on the later of (a) the twenty-first anniversary of the date of satisfaction or waiver of the condition precedent or (b) the date of expiry of the last patent licensed to Bionomics or patent subsequently obtained by Bionomics relating to the licensed technology.

For the term of the first licence WCH has granted to Bionomics an exclusive worldwide licence to exploit, within a defined project field, certain background intellectual property, know-how and information relating to the sequencing of genes. Thereafter, WCH has granted Bionomics a non-exclusive world-wide licence to exploit, within the project field, such intellectual property, the term of which will expire on the later of (a) the twenty-first anniversary of the date of satisfaction or waiver of the condition precedent or (b) the date of expiry of the last patent application (and any resulting patent) or patent subsequently obtained by Bionomics.

WCH is given rights to terminate the agreement and any or all of the licences for breach or upon Bionomics entering into a winding up, external administration or other similar event. In addition, WCH may terminate the agreement and any or all of the licences where:

- for a period of 12 consecutive months, no part of the intellectual property the subject of the first licence is exploited by Bionomics, its agents or sub-licensees; or
- during the term of the first licence, if for any 12 month period, Bionomics, its agents and sub-licensees in aggregate spend less than $100,000 on exploiting any of the licensed intellectual property or the further intellectual property developed by Bionomics; or
- during the term of the second licence, if in any consecutive 12 month period, Bionomics, its agents and sub-licensees spend less than $50,000 on exploiting any of the licensed intellectual property or the further intellectual property developed by Bionomics.

The project field for these licences is defined as relating to chromosome 16 and tumour suppressor genes and their products as they relate to breast cancer or other malignant process. This includes the application of these genes or their products in diagnosis, validated target construction and any reagents developed for use in diagnosis or therapy.

Ownership of further intellectual property

Any information and intellectual property applicable solely to the breast cancer project field or applicable both within and outside the project field which is produced during the term of the agreement as a result of:

- Bionomics exploiting the licensed intellectual property; or
- WCH undertaking research pursuant to the Tumour Suppressors Project Services Agreement,

will be owned by Bionomics.

Bionomics is given a first right of refusal in relation to dealings with all other intellectual property developed through exploitation of the licensed technology during the term of the first licence.

Payment and Royalties

WCH will receive a cash payment of $22,222.22 on the date of satisfaction or waiver of the condition precedent; and a cash payment of $22,222.22 on the first anniversary of the date of satisfaction or waiver of the condition precedent; and a cash payment of $22,222.22 on the second anniversary of the date of satisfaction or waiver of the condition precedent. WCH will also be entitled to 15% of net royalties received by Bionomics and an entitlement to 3% of sales revenue received by Bionomics through exploitation of the licensed technology. WCH will also receive milestone payments upon the occurrence of certain prescribed R&D milestones.

10.1.4 TUMOUR SUPPRESSORS PROJECT SERVICES AGREEMENT

Under this agreement, WCH agrees to undertake research in relation to the intellectual property licensed to Bionomics under the Tumour Suppressors Project Licence Agreement.

Condition Precedent

The agreement is subject to a condition precedent that Bionomics raises equity of not less than $5,000,000 subsequent to entering into the agreement.

Research

The research will be undertaken in accordance with a defined research program. The WCH has agreed to appoint Professor Grant Sutherland as the initial project manager: The research will be overseen by a management committee consisting of Professor Grant Sutherland, two representatives of Bionomics and one additional representative of WCH.

All research results will be the absolute property of Bionomics if they are applicable solely within the project field as defined in the Tumour Suppressor Project Licence Agreement of if they are applicable both within and outside the project field.

Bionomics must purchase the equipment to be used in the conduct of the research program (all such equipment will be owned by Bionomics).

Term

The agreement will be for a term of two years commencing on the date on which the condition precedent has been satisfied or waived. The agreement contains terms that give the parties a right to terminate for breach or upon any of the parties entering into a winding up, external administration or other similar event. In addition, the agreement may be terminated:

- by Bionomics or WCH if the Tumour Suppressors Project Licence Agreement is terminated; or
- by Bionomics if Bionomics does not approve of a person nominated by WCH as replacement project manager.

10.1.5 IMVS SERVICES AGREEMENT

Under this agreement, the IMVS agrees to undertake research in relation to technology licensed to Bionomics under the Epilepsy Project Licence Agreement and the Tumour Suppressors Project Licence Agreement.

Condition Precedent

The agreement is subject to a condition precedent that Bionomics raises equity of not less than $4,500,000 following the date of the agreement and a condition precedent that Bionomics is able to procure equipment for the research program on terms and conditions which are to Bionomics' satisfaction.

Research

The research will be undertaken in accordance with a defined research program. The IMVS will appoint Dr Greg Goodall as the IMVS project manager; the IMVS may replace the IMVS project manager with the prior approval of Bionomics. The research will be overseen by a management committee consisting of one representative of Bionomics, one representative of the IMVS and Professor Grant Sutherland.

All research results will be the absolute property of Bionomics if they are applicable solely within the project fields as defined in the Epilepsy Project Licence Agreement and Tumour Suppressors Project Licence Agreement or if they are applicable, both within and outside these project fields.

Under the agreement, Bionomics has agreed to purchase equipment to be used in the conduct of the research program (ownership of which will remain with Bionomics).

Term

The agreement will be for a term of two years commencing on the date by which both of the conditions precedent are satisfied. The agreement contains terms which give either of the parties a right to terminate for breach or upon any of the parties entering into a winding up, external administration or other similar event. In addition, the agreement may be terminated:

- by Bionomics if either the Epilepsy Project Licence Agreement or Tumour Suppressors Project Licence Agreement are terminated or do not come into effect; or
- by Bionomics if Bionomics does not approve of a person nominated by the IMVS as replacement IMVS project manager.

10.1.6 SUBSCRIPTION AND SET OFF AGREEMENT

On 15 May 1998, Bionomics issued a convertible note with a face value of $200,000 to Biotechnology Investments Limited ("BIL"). The note matured on 15 May 1999, and Bionomics became obliged to repay the note together with interest, which amounted to $10,000. Bionomics subsequently entered into a Subscription and Set Off Agreement ("the Agreement") with BIL.

Under the Agreement, BIL has agreed to subscribe for, and Bionomics has agreed to allot to BIL, 840,000 ordinary shares in Bionomics. BIL's obligation to pay the subscription monies is set-off against Bionomics' obligation to repay the convertible note and the accrued interest. The Agreement provides that this subscription and set-off will occur upon the allotment of Shares pursuant to Bionomics' initial public offering.

If, by 31 December 1999, Bionomics has not allotted Shares pursuant to an initial public offering, Bionomics has agreed that it will repay to BIL so much of the convertible note and accrued interest as is available from its assets.

Bionomics has also agreed to pay interest on the face value of the convertible note at the rate of 5% per annum for the period commencing on 16 May 1999 and ending on the earlier of (a) the date on which Bionomics allots the 840,000 shares to BIL and (b) 31 December 1999.

10.2 UNDERWRITING AGREEMENT

Pursuant to an Underwriting Agreement dated 10 November 1999 between Taylor Collison Limited (the "Underwriter") and Bionomics, the Underwriter has agreed to underwrite the issue of the Shares and Subscriber Options offered by this Prospectus (being for a total of $7,000,000).

Payments by Bionomics to the Underwriter

Bionomics must pay to the Underwriter:

(a) an underwriting commission of $332,500 (representing 4.75% of the underwritten amount);

(b) a management fee of $87,500 (representing 1.25% of the underwritten amount).

In addition, Bionomics must issue to the Underwriter 300,000 options to acquire ordinary shares in Bionomics at an exercise price of $0.50 per share and exercisable at any time on or before 30 June 2002.

Termination of the Underwriting Agreement

The Underwriter may terminate the Underwriting Agreement, if:

(a) the introduction of legislation into the Parliament of the Commonwealth of Australia or of any State or Territory of Australia, or the public announcement of any prospective legislation or policy by the Commonwealth Government or the Government of any State or Territory, or the adoption by a governmental agency of any regulations or policy, does or is likely to prohibit, restrict or regulate the offer;

(b) Bionomics fails to comply with a provision of its Constitution, the Listing Rules, any statute, an enforceable requirement, order or request made by or on behalf of any governmental agency, or any agreement entered into by it, and such failure has or is likely to have a material adverse effect;

(c) Bionomics suspends payment of its debts generally or is or becomes unable to pay its debts when they are due or is or becomes unable to pay its debts within the meaning of the Corporations Law (except where the inability arises from a demand for payment made by the Underwriter for services provided other than pursuant to the Underwriting Agreement);

(d) Bionomics enters into or resolves to enter into any arrangement, composition or compromise with, or assignment for the benefit of, its creditors or any class of them;

(e) Bionomics ceases or threatens to cease to carry on business;

(f) Bionomics is in default of any of the material terms and conditions of the Underwriting Agreement or breaches any representation, warranty or undertaking given or made by it under the Underwriting Agreement in any material respect and that default or breach is either incapable of remedy or being remedied within five business days after Bionomics is given written notice of it by the Underwriter;

(g) permission is not granted for Bionomics to be admitted to the official list of the Stock Exchange within the time limit imposed by section 1031 of the Corporations Law or, if permission is granted, the permission is subsequently withdrawn, qualified or withheld or the shares are not approved for official quotation by the Stock Exchange or, if the approval is granted, the approval is subsequently withdrawn, qualified or withheld;

(h) an adverse change or development involving a prospective adverse change occurs in the financial position of Bionomics and that change has, or is likely to have, a material adverse effect;

(i) the Prospectus does not comply with the Corporations Law;

(j) Bionomics lodges a supplementary or replacement prospectus with ASIC under sections 1023B or 1024 of the Corporations Law and such lodgement of the supplementary or replacement prospectus (as the case may be) materially reduces, or is reasonable likely to materially reduce, the level of applications for shares;

(k) the Underwriter reasonably forms the view that a supplementary or replacement prospectus must be lodged with the ASIC under sections 1023B or 1024 of the Corporations Law and Bionomics does not lodge such a prospectus in the form and content and within the time reasonably required by the Underwriter;

(l) the All Ordinaries Index published by the Stock Exchange is for five business days after the date of the Underwriting Agreement more than 7.5% below its level as at the close of business on the date of the Underwriting Agreement;

(m) there is an outbreak of hostilities or a declaration of war involving any one or more of the Commonwealth of Australia, the United Kingdom, Japan, the Peoples Republic of China, the United States of America or the Republic of Indonesia which materially reduces, or is reasonably likely to materially reduce, the level of applications for shares;

(n) any application is made by the ASIC for an order under section 1004 of the Corporations Law or the ASIC gives notice of an intention to hold a hearing under section 1033(3) of the Corporations Law, or makes an order under section 1033 (1) or section 1033 (4) of the Corporations Law, in relation to the Prospectus;

(o) any person gives a notice under section 1008(4) of the Corporations Law or any person (other than the Underwriter) who had previously consented to the inclusion of its, his or her name in the Prospectus withdraws that consent, and that withdrawal has or is likely to have a material adverse effect;

(p) a "prescribed occurrence" as that expression is defined in section 603 of the Corporations Law occurs in respect of Bionomics, except as disclosed in the Prospectus;

(q) a director or senior executive of Bionomics becomes bankrupt or is charged with an indictable offence relating to a financial or corporate matter;

(r) any licence, permit or authority granted by any Governmental Agency or any other person to Bionomics is revoked, terminated or otherwise not renewed (if capable of being renewed); and

(s) a strike or other industrial disturbance occurs which affects the delivery of mail within the Commonwealth of Australia, and that strike or industrial disturbance continues for a period of more than five business days following the date of its occurrence;

(t) an event of force majeure occurs and that event has a material adverse effect and subsists for a period of more than five business days following the date of its occurrence;

(u) the NASDAQ Biotechnology Index as published by the NASDAQ Stock Market Inc. is for five consecutive business days after the date of the Underwriting Agreement more than 10% below its level as at the close of business on the date of this Agreement and that event materially reduces the level of Applications.

The Underwriting Agreement provides that the Underwriter can exercise its rights to terminate the Underwriting Agreement on or before the receipt of a shortfall notice from Bionomics (which can be given from three days after the Closing Date) by giving written notice to Bionomics which sets out:

(a) the event of termination; and

(b) that the Underwriting Agreement is terminated.

10.3 RIGHTS ATTACHING TO SHARES

Shares issued under this Prospectus will be ordinary shares in Bionomics.

The rights attaching to ordinary shares in Bionomics are:

(a) set out in the constitution of Bionomics, a copy of which is available for inspection at the place and times set out in Section 10.9; and

(b) in certain circumstances, regulated by the Corporations Law, the Listing Rules, the SCH Business Rules and the general law.

The following is a summary of the principal rights of ordinary shareholders of Bionomics. References to shares are to ordinary shares.

Voting

Every shareholder present in person or by proxy, attorney, trustee or representative at a meeting of shareholders has one vote on a vote taken by a show of hands and, on a poll, every shareholder who is present in person or by proxy, attorney, trustee or representative has one vote for every fully paid share held by him or her, and a proportionate vote for every partly paid share registered in such shareholder's name on Bionomics' share register, equivalent to the proportion of the amount paid (not credited) on the share to the total amount paid and payable (excluding amounts credited) on that share.

A poll may be demanded at a meeting by the chairperson of the meeting, by any five shareholders entitled to vote at the meeting, or by any one or more shareholders who are together entitled to not less than 5% of the votes that may be cast on the poll.

Dividends

Dividends are payable out of Bionomics' profits and are declared by the Directors. Dividends declared will be payable on the shares at a fixed amount per share, provided that the holder of a partly paid share must not receive a greater proportion of a dividend than the proportion which the amount paid (not credited) in respect of the share is of the total amount paid and payable (excluding amounts credited) in respect of the share.

The Directors may resolve that shareholders may elect to forego their right to share in a proposed dividend or part of a proposed dividend and to receive instead an issue of shares credited as fully paid on such terms as the Directors think fit.

Transfer of shares

A shareholder may transfer shares by a market transfer in accordance with the electronic share registration and transfer system conducted in accordance with CHESS and approved by the Directors, or by an instrument in writing in a form approved by the ASX or in any other usual form or in any form approved by the Directors.

The Directors of Bionomics may refuse to register any paper based transfer of shares, or request SCH to apply a holding lock to prevent a proper SCH transfer of shares, where permitted or required by the Listing Rules.

Meetings and Notice

Each shareholder is entitled to receive notice of and to attend general meetings of Bionomics and to receive all notices, accounts and other documents required to be sent to shareholders under the Constitution of Bionomics, the Corporations Law or the Listing Rules.

The Directors must convene a general meeting when requisitioned by a shareholder in accordance with the Corporations Law.

Liquidation Rights

All shares in Bionomics rank equally in the event of liquidation, subject to any amount remaining unpaid on a share. Once all the liabilities of Bionomics are satisfied, a liquidator may, with the authority of a special resolution of shareholders, divide the whole or part of Bionomics' remaining assets amongst shareholders.

The liquidator may, with the sanction of a special resolution of shareholders, vest the whole or part of the assets in trust for the benefit of the shareholders as the liquidator thinks fit, but no shareholder must accept any shares in respect of which there is any liability.

Shareholder Liability

Subject to the Corporations Law, the Listing Rules and Bionomics' constitution, Bionomics will have a lien on any partly paid share in respect of which there are unpaid monies, and may also exercise rights of forfeiture in relation to any partly paid share in respect of which there are unpaid monies. Shares offered under this Prospectus will be fully paid and will not be subject to a lien or become liable for forfeiture.

Alteration of Constitution

The constitution of Bionomics can only be amended by a special resolution passed by at least 75% of shareholders present and voting at the general meeting. At least 28 days' written notice specifying the intention to propose the resolution as a special resolution must be given.

Listing Rules

If Bionomics is admitted to the Official List, then despite anything in its constitution, no act may be done that is prohibited by the Listing Rules, and authority is given for acts required to be done by the Listing Rules. Bionomics' constitution will be deemed to comply with the Listing Rules as amended from time to time.

10.4 TERMS AND CONDITIONS OF SUBSCRIBER OPTIONS OFFERED UNDER THIS PROSPECTUS

The terms and conditions of the one for three Subscriber Options offered under this Prospectus are set out in Section 11.

10.5 INTERESTS OF DIRECTORS

The interests of Directors requiring disclosure under Section 1021(6) of the Corporations Law are set out below.

The Directors have not been paid regular directors fees. However, Fraser Ainsworth has received $13,333 in fees, in advance, for services to be provided following the completion of the Offer and Dr Warren Kinston has received $6,667 in fees, in advance, for services to be provided following the completion of this Offer.

The directors have also received from the Company shares and/or options as set out below:

Fraser Ainsworth holds 1,000,000 options.

Peter Maddern holds 555,751 shares and 300,000 options.

Dr Chris Henney holds 200,000 shares and 300,000 options.

Dr Warren Kinston holds 500,000 options.

The terms of the options are summarised in Section 5 of this Prospectus.

Bionomics has also paid expenses properly incurred by the Directors in performing their duties as directors.

Upon the successful completion of the Offer contained in this Prospectus, the remuneration of Directors will be revised as follows:

- The Board will consider revising the remuneration of non-executive directors. Where the revised remuneration exceeds the current limit of $200,000, shareholder approval will be required. The revised remuneration may include non-executive directors taking up options. Where the revised remuneration involves the issue of options, shareholder approval will also be required;
- Fraser Ainsworth and Peter Maddern, as executive directors, will commence employment with the Company under employment agreements terminable by four weeks' notice, under which they will receive $4,800 and $7,800 per month respectively. The Company anticipates that these contracts would be terminated or reviewed upon the appointment of a full-time CEO. Fraser Ainsworth may receive directors fees in addition to his remuneration under his employment agreement:

- where appropriate, the Company will continue to pay travelling, hotel and other expenses properly incurred by Directors in attending Directors' meetings or general meetings of the Company, or otherwise in connection with the Company's business.

The Company intends to obtain director's liability insurance for each of the Directors. To the extent that a Director is not indemnified by such insurance, the Director may be entitled to an indemnity from the Company pursuant to the Company's constitution.

Peter Maddern is an employee of Taylor Collison (whose interests are described below). As a result of his employment with Taylor Collison, Mr Maddern is entitled to receive a proportion of the corporate advisory fees received by Taylor Collison from Bionomics. In the past two years, Peter Maddern has received $48,000 of the corporate advisory fees paid to Taylor Collison. Upon the completion of the Offer, Mr Maddern is entitled to receive 25% of the outstanding corporate advisory fees to which Taylor Collison is entitled to be paid in cash as set out in section 10.6, namely $68,000.

10.6 INTERESTS OF TAYLOR COLLISON LIMITED

Taylor Collison has provided corporate advisory services and serviced office facilities ("the Services") to Bionomics since its incorporation in September 1996. The amounts paid or due to Taylor Collison are as follows:

- from the date of incorporation of Bionomics until April 1998, Taylor Collison was entitled to be remunerated by way of a combination of cash payments and equity. In respect of this period, Taylor Collison received 1,132,790 fully paid ordinary shares in Bionomics and $118,118 in cash.
- Taylor Collison is entitled to receive from Bionomics $270,000 in respect of the Services provided, but not paid for, since May 1998 and up to the date of this Prospectus; and
- Taylor Collison will be entitled to receive 250,000 fully paid ordinary shares in Bionomics as a success fee for raising funds for the commencement of Bionomics' scientific development operations.

Taylor Collison is Underwriter to the Offer and, in that capacity, will be entitled to receive 300,000 options, an underwriting commission of $332,500 and a management fee of $87,500 (See section 10.2 for further details).

10.7 INTERESTS OF EXPERTS

Aoris Nova Pty Ltd will be paid approximately $20,000 for preparing the Expert's Report in section 8 of this Prospectus. Aoris Nova has performed no other work for Bionomics in the two years prior to the lodging of this Prospectus.

Griffith Hack will be paid approximately $10,000 for preparing the Intellectual Property Expert's Report in section 7 of this Prospectus and approximately $6,100 for other work performed for Bionomics in the two years prior to the lodging of this Prospectus.

PricewaterhouseCoopers has acted as auditors of the Company and, in this capacity, has been paid audit fees of approximately $20,000 over the two years before the lodgement of this Prospectus. The Company has also agreed to pay PricewaterhouseCoopers approximately $12,000 for preparing the Report in section 6 of this Prospectus.

10.8 CONSENTS AND DISCLAIMERS OF RESPONSIBILITY

Each of the following consents (and has not withdrawn such consent prior to lodgement of this Prospectus for registration) to being named in the Prospectus in the form and context in which they are named and to the inclusion in the Prospectus of the statements and/or reports referred to below in the form and context in which those statements/reports are included.

- PricewaterhouseCoopers - to being named as the auditors of the Company and to the inclusion in this Prospectus of the Investigating Accountant's Report in section 6 and the reference to audited accumulated losses in section 5.1 and the reference to audited ordinary shares as at 30 June 1999 in section 5.2.

- Aoris Nova Pty Ltd - to being named as independent industry expert and to the inclusion in this Prospectus of the Report in section 8 and the statements in sections 1.2 and 3.2.
- Griffith Hack - to being named as intellectual property expert and to the inclusion in this Prospectus of the Report in section 7.

Each of the following consents (and has not withdrawn such consent prior to lodgement of this Prospectus for registration) to be named in the Prospectus in the form and context in which they are named:

- Taylor Collison Limited, as Underwriter to the Offer.
- Johnson Winter & Slattery, as solicitors to Bionomics.
- Mr Donald Stephens, as Company Secretary.
- Computershare Registry Services Pty Ltd, as share registry.

Responsibility Statements

PricewaterhouseCoopers has had no involvement in the preparation of this Prospectus other than its report in section 6. PricewaterhouseCoopers has not authorised or caused the issue of the whole or any part of the Prospectus and expressly disclaims and takes no responsibility for statements made in or omissions from any part of the Prospectus other than its report.

Aoris Nova has prepared the Industry Expert's Report, but has not been involved in the preparation of any other part of this Prospectus, nor authorised or caused the issue of any other part of this Prospectus.

Johnson Winter & Slattery does not take responsibility for any part of this Prospectus other than sections 10.1, 10.2, 10.3 and 11, nor has it authorised or caused the issue of any part of this Prospectus.

Mr Donald Stephens has had no involvement in the preparation of any part of this Prospectus other than the recording of his name as company secretary. Mr Stephens has not authorised or caused the issue of, and expressly disclaims and takes no responsibility for, any part of this Prospectus.

Computershare Registry Services Pty Limited has had no involvement in the preparation of any part of this Prospectus other than the recording of its name as Registrar to the Company. Computershare Registry Services Pty Limited has not authorised or caused the issue of, and expressly disclaims and takes no responsibility for, any part of this Prospectus.

Taylor Collison does not take any responsibility for any part of this Prosepectus nor has it authorised or caused the issue of any part of the Prospectus.

The University of Melbourne has not given its consent to being named in this Prospectus and has not authorised or caused the issue of this Prospectus. The University of Melbourne does not make, or purport to make, any statement in this Prospectus.

Professor Berkovic has consented to be named in the Prospectus where his name appears in reference to his role as an epilepsy clinical researcher and his association with the University of Melbourne. Other than for where he is so named Professor Berkovic has not been involved in the preparation nor authorised or caused the issue of any part of the Prospectus.

10.9 DOCUMENTS FOR INSPECTION

Verified copies of the following documents will be available for inspection free of charge during business hours (after seven days from lodgement of this Prospectus) for a period of not less than 12 months after the date of lodgement of this Prospectus at the Registered Office of the Company:

- the experts consents referred to in section 10.7;
- the material contracts summarised in sections 10.1 and 10.2; and
- the constitution of the Company.

Subscriber Options Terms and Conditions

This section sets out the terms and conditions relating to Subscriber Options. Words defined in this section 11 relate only in this section.



11.1 DEFINITIONS AND INTERPRETATION

In these terms and conditions in this Section 11, unless the context otherwise requires:

"ASX"	means Australian Stock Exchange Limited, ACN 008 624 691.
"ASX Listing Rules"	means the Official Listing Rules of the ASX and any other applicable rules of the ASX, each as amended or replaced from time to time, except to the extent of any express written waiver by the ASX.
"Bionomics"	means Bionomics Ltd, ACN 075 582 740.
"Business Day"	has the meaning given to it in the ASX Listing Rules.
"Exercise Price"	means $0.50 per Subscriber Option.
"Exercise Period"	means the period from the date on which the Subscriber Options are issued until 5.00pm (Adelaide time) on 30 November 2001.
"marketable parcel"	has the meaning given to it in the ASX Listing Rules.
"Prospectus"	means the prospectus to be issued by Bionomics in relation to an initial public offering of its securities.
"Subscriber Option"	means an option offered under the Prospectus giving the holder a right to subscribe for one unissued Share in Bionomics.
"Subscriber Optionholder"	means, in relation to any of the Subscriber Options at any time, the person registered as the holder of those Subscriber Options.
"Share"	means a fully paid ordinary share in Bionomics.

The singular includes the plural and vice versa.

11.2 EXERCISE OF SUBSCRIBER OPTIONS

11.2.1 A Subscriber Optionholder may exercise a Subscriber Option held by him or her at any time during the Exercise Period by sending to Bionomics at its registered office or such other address as Bionomics may specify:

(a) a notice in the form of that set out at the end of these terms and conditions specifying the number of Subscriber Options the Subscriber Optionholder wishes to exercise; and

(b) a cheque for the amount which represents the aggregate of the Exercise Price for each of the Subscriber Options to be exercised,

provided that the notice and cheque must be received at Bionomics' registered office or such other address as Bionomics may specify (as the case may be) before the end of the Exercise Period.

11.2.1 PART EXERCISE

If a Subscriber Optionholder elects to exercise less than all of his or her Subscriber Options, the number exercised must not be less than the number of Subscriber Options the exercise of which would result in the allotment of a marketable parcel of Shares in Bionomics.

11.3 QUOTATION OF SUBSCRIBER OPTIONS

On or before the third Business Day after the date of issue of Bionomics' initial public offering prospectus, Bionomics will apply to the ASX for quotation of Subscriber Options.

11.4 ALLOTMENT OF SHARES

11.4.1 COMPANY'S OBLIGATION

Bionomics must, not more than 14 Business Days after receiving from a Subscriber Optionholder the notice and cheque specified in clause 11.2.1:

(a) allot to the Subscriber Optionholder, in accordance with these terms and conditions, one Share for each Subscriber Option exercised;

(b) enter the Subscriber Optionholder's name in Bionomics' share register; and

(c) issue to the Subscriber Options holder a share certificate or holding statement in respect of the Shares.

11.4.2 RANKING

Shares in Bionomics allotted pursuant to this clause 11.4 ("Subscriber Option Shares") will rank equally with, and have the same rights and entitlements as, other Shares in Bionomics on issue as at the date the Subscriber Option Shares are allotted, other than any right or entitlement which has accrued prior to the date of allotment of the Subscriber Option Shares.

11.5 STOCK EXCHANGE QUOTATION

On or before the third Business Day after the date of allotting any Share pursuant to clause 11.4.1, Bionomics will apply to the ASX for quotation of that Share.

11.6 LAPSE

11.6.1 A Subscriber Option will lapse:

(a) at the end of the Exercise Period or

(b) if the allotment or issue of the Shares offered under the Prospectus (other than the allotment or issue of shares made upon the exercise of Subscriber Options) is rendered void by the operation of section 1031 of the Corporations Law,

whichever occurs first.

11.6.2 A Subscriber Option will not lapse if the ASX does not grant official quotation for Subscriber Options.

11.7 TRANSFER

Subscriber Options are transferable, subject to the provisions of Bionomics' Constitution, the ASX Listing Rules, and the SCH Business Rules.

11.8 CAPITAL REORGANISATIONS AND NEW ISSUES

11.8.1 CONSOLIDATION

If Bionomics' share capital is consolidated, Subscriber Options held by a Subscriber Optionholder will be consolidated in the same ratio as Shares in Bionomics are consolidated. The Exercise Price of each Subscriber Option so consolidated will be amended inversely to the ratio in which Shares in Bionomics are consolidated. In all other respects, the terms of each Subscriber Option so consolidated will remain the same as each original Subscriber Option.

11.8.2 SUB-DIVISION

If Bionomics' share capital is sub-divided, Subscriber Options held by a Subscriber Optionholder will be sub-divided in the same ratio as Shares in Bionomics are sub-divided. The Exercise Price of each Subscriber Option so sub-divided will be amended inversely to the ratio in which Shares of Bionomics are sub-divided. In all other respects, the terms of each Option so sub-divided will remain the same as each original Subscriber Option.

11.8.3 RETURN OF CAPITAL

If the amount paid up in respect of Shares in Bionomics is reduced by a return of capital, the number of Subscriber Options held by a Subscriber Optionholder will remain the same, but the Exercise Price of each Option must be reduced by the same amount as the amount returned in relation to each Share in Bionomics. In all other respects, the terms of each Subscriber Option will remain the same.

11.8.4 CANCELLATION IN THE EVENT OF LOST CAPITAL

If part of the amount paid up in respect of Shares in Bionomics is cancelled because such capital has been lost or is no longer represented by assets, but no Shares in Bionomics are cancelled, the number of Subscriber Options held by a Subscriber Optionholder and the Exercise Price of a Subscriber Option will remain unchanged.

11.8.5 PRO RATA CANCELLATION OF CAPITAL

If Shares in Bionomics are cancelled on a pro rata basis, the number of Subscriber Options held by a Subscriber Optionholder will be reduced by cancelling Subscriber Options in the same ratio as Shares are cancelled. The Exercise Price of each remaining Subscriber Option will be amended inversely to the ratio in which Bionomics' Shares are cancelled. In all other respects, the terms of each remaining Subscriber Option will remain the same.

11.8.6 OTHER REORGANISATIONS

If Bionomics' share capital is reorganised in any other way, the number of Subscriber Options held by a Subscriber Optionholder or the Exercise Price of Subscriber Options, or both, will be amended in accordance with the ASX Listing Rules so that the Subscriber Optionholder does not receive a benefit which a holder of Shares in Bionomics does not receive.

11.8.7 ASX LISTING RULES

Despite clauses 11.8.1 to 11.8.6, the rights of an Subscriber Optionholder in respect of his or her Subscriber Options are subject to the ASX Listing Rules relating to capital reorganisation. In the event of any amendment to those Listing Rules, the rights of a Subscriber Optionholder will be thereby amended to the extent necessary to comply with those Listing Rules as amended.

11.9 NEW ISSUES

11.9.1 SUBSCRIBER OPTION MUST BE EXERCISED

A Subscriber Optionholder cannot, in respect of any Subscriber Option, participate in new issues of Shares without first exercising that Subscriber Option.

11.9.2 NOTICE TO BE GIVEN

If Bionomics proposes to make a new issue of Shares (other than pursuant to a private placement, a dividend reinvestment plan, a bonus share plan or an employee share plan applying from time to time), Bionomics must give written notice to a Subscriber Optionholder of the proposed issue at least 14 days before the record date for that issue.

11.9.3 BONUS ISSUE

If a bonus issue is made to the holders of Shares in Bionomics (other than pursuant to any dividend reinvestment plan or bonus share plan applying from time to time), the number of Shares over which a Subscriber Option is exercisable will be increased by the number of Shares which a Subscriber Optionholder would have received under the bonus issue if the Subscriber Optionholder had exercised the Subscriber Option before the record date for that bonus issue.

11.9.4 PRO RATA ISSUE

If a pro rata issue (other than a bonus issue) is made to the holders of Shares in Bionomics, the Exercise Price of a Subscriber Option must be reduced in accordance with the ASX Listing Rules.

11.10 FRACTIONAL ENTITLEMENTS

Any entitlements to a fraction of a Share resulting from the operation of any provision in clauses 11.8 and 11.9 will be disregarded.

11.11 COMPLIANCE WITH ASX LISTING RULES

If Bionomics is listed on the ASX and there is an inconsistency between the ASX Listing Rules and these terms and conditions, these terms and conditions will be deemed to be altered to the extent necessary to comply with the ASX Listing Rules.

11.12 GOVERNING LAW

These terms and conditions are governed by the laws of South Australia.

Definitions



The following definitions apply throughout this document.

Acceptance Period	period over which this Offer can be accepted commencing on the Opening Date and ending on the Closing Date.
Affiliated Institutes	organisations with whom Bionomics has contracted with to provide intellectual property (under Licence Agreements), contract research services (under Services Agreements) and / or the services of certain employees on the Company's SAB. These organisations are: WCH, IMVS, and U of M.
Applicant(s)	a person who, or body corporate which, submits an Application.
Application	a valid application made to purchase a specified number of Shares.
Application Form	the application form attached to this Prospectus.
ASIC	Australian Securities and Investments Commission.
ASX	Australian Stock Exchange, conducted by Australian Stock Exchange Limited (A.C.N 008 624 691).
Board of Directors	Mr Fraser Ainsworth, Mr Peter Maddern, Dr Christopher Henney, Dr Warren Kinston.
biotechnology	the application of biological organisms, systems or processes to the development of therapeutics or treatments for diseases or conditions.
Candidate drugs	agents that have the desired effect in various biological systems but have not been fully evaluated for human use.
Cell biology	the science concerned with understanding the structure and function of the basic unit of living organisms, the cell.
CHESS	the Clearing House Electronic Subregister System operated by the SCH for processing electronic securities transactions.
Clinical genetics	the application of genetic principles to human disease, specifically that branch of medicine that deals with patients with birth defects and inherited diseases.
Clinical trials/ preclinical trials	the testing of candidate drugs for toxicity and efficacy.
Closing Date	5:00pm Australian Central Standard Time on 16 December 1999 or such other date as may be determined by Bionomics and the Underwriters.
Company or Bionomics	Bionomics Limited (A.C.N. 075 582 740)
DCMG	the Department of Cytogenetics and Molecular Genetics of the WCH.
Diagnostics	substances which determine whether or not a specified disease or disease process is present in a living organism.
Directors	the directors of the Company.
DNA	deoxyribonucleic acid, the chemical in a cell that contains the coded genetic information specifying all life processes.
DNA microarray	a solid supporting medium, usually glass, onto which large numbers (several thousand) of DNA samples, each representing a different human gene are spotted into a small area (4cm≤)

Epilepsy Program	the epilepsy research group of the University of Melbourne at the Austin and Repatriation Medical Centre.
Epilepsy	a brain disorder in which a patient suffers mild or severe seizures with or without loss of consciousness.
Epilepsy Project Licence Agreement	licence agreement for IP from WCH and U of M relating to the epilepsy project as described in section 10.1.1.
Epilepsy Project Services Agreement	agreement for the provision of research and development services between Bionomics and WCH and U of M relating to the epilepsy project as described in section 10.1.2
Founders	those involved in the conception and development of the Company prior to this Prospectus.
Gene isolation	a synonym for cloning a gene, which is the isolation of a single gene away from all other genes in the genome, to allow it to be studied.
Genes	the biological units of heredity. They are arranged along the length of the 23 pairs of chromosomes and like chromosomes are in pairs.
Genetics	the branch of science concerned with heredity.
Gene Therapy	treatment of disease by manipulation of the genetic constitution of cells in the human body.
Genomics	the scientific study of the genome, which comprises the genetic make up of an individual.
IMVS	Institute of Medical and Veterinary Science.
IMVS Services Agreement	agreement for the provision of research and development services between Bionomics and IMVS as described in section 10.1.5
Listing Rules	the listing Rules of the ASX.
Mapped Genes	genes whose location onto a specific chromosome or region of a chromosome has been determined.
Molecular Biology	the science which aims at understanding the molecular mechanism responsible for living processes.
Molecular Genetics	molecular biology applied to genetics.
NH&MRC	National Health & Medical Research Council.
Offer	the offer of 17,500,000 fully paid ordinary shares at $0.40 each and the offer of one Subscriber Option for every three shares subscribed for, pursuant to the provisions of this Prospectus.
Official List	the list of all publicly traded companies on the ASX.
Official Quotation	official quotation of the Shares on the ASX.
Opening Date	2 December 1999.
Positional cloning	the technology of isolating a gene from the knowledge of its map location.
Prospectus	this prospectus.
Protein	a molecule comprising a chain of amino acids that has a distinctive function.
R&D START Grant	grants provided by the Australian Government for initial research & development of important medical and technological breakthroughs seen as beneficial to the community as a whole.

SAB	Bionomics' scientific advisory board.
SCH	the ASX Settlement and Transfer Corporation Pty Ltd (ACN 008 504 532) approved as the securities clearing house under the Corporations Law.
SCH Business Rules	the business rules of the SCH.
Service Agreements	the agreements relating to the provision of science development services by WCH, University of Melbourne and/ or IMVS being the Epilepsy Project Services Agreement, the Tumour Suppressors Project Services Agreement and the IMVS Services Agreement.
Shares	ordinary shares in Bionomics that are the subject of this Offer.
Subscriber Option	an option to take up one unissued ordinary share in Bionomics at $0.50 at any time on or before 30 November 2001 for every three Shares allotted to Applicants on the terms set out in section 11.
Tumour Suppressor Gene	a gene that controls normal cell growth. If the gene fails to function normally unrestrained cell growth may occur.
Tumour Suppressors Project Licence Agreement	licence agreement for IP from WCH relating to the breast cancer project as described in section 10.1.3.
Tumour Suppressors Project Services Agreement	agreement for the provision of research and development services between Bionomics and WCH relating to the breast cancer project as described in section 10.1.4
U of M	the University of Melbourne.
Underwriters	Taylor Collison Limited.
Validated drug/ therapeutic targets	a protein that can be configured for screening to identify a candidate drug or therapeutic.
WCH	the Women's and Children's Hospital, Adelaide.

Directors' Declaration



The issue of this Prospectus is authorised by Bionomics Limited and its Directors.

The Prospectus has been signed on 11 November 1999 by each of the Directors of Bionomics Limited or a person authorised by him in writing to sign this Prospectus on his behalf.

Mr Fraser Ainsworth

Mr Peter Maddern

Dr Warren Kinston*

Dr Christopher Henney*

*signed by his agent Fraser Ainsworth, authorised in writing.

PIN CHEQUES HERE
DO NOT STAPLE

Bionomics Limited

A.C.N. [075 582 740]

PUBLIC SHARE OFFER

APPLICATION FORM

Share Registrars use only

Broker Reference – Stamp Only

Broker Code | Advisor Code

To meet the requirement of the Corporations Law, this Application Form must not be handed on unless attached to the Prospectus.

PLEASE READ ALL INSTRUCTIONS ON THE REVERSE OF THIS FORM

A I/We apply for [ ] Shares in Bionomics Limited at A$0.40 per share

or such lesser number of shares which may be allocated to me/us by the Directors

B I/We lodge full application monies

C Full name (PLEASE PRINT)

Title, Given Name(s) & Surname or Company Name

Joint Applicant #2 or <designated account>

Joint Applicant #3 or <designated account>

D Postal Address (PLEASE PRINT)

Street Number Street

Suburb/Town | State | Post Code

E Contact Name

Telephone Number – Business Hours

Telephone Number — After Hours

F CHESS HIN (where applicable)

G Tax File Number or Exemption | Applicant #2 | Applicant #3

H Cheque Details

Drawer	Bank	Branch	BSB	Amount of Cheque

I I/We declare that this application is completed according to the declaration/appropriate statements on the reverse of this form and agree to be bound by the Constitution of Bionomics Limited.

Returning the Application Form with your cheque for the application monies will constitute your offer to subscribe for shares in the Company.

NO SIGNATURE IS REQUIRED

HOW TO CO...

se complete all relevant sections of the Application Form using BLOCK LETTERS

ıter the **NUMBER OF SHARES** you wish to apply for.

pplications must be for the minimum of 5,000 Shares and 1,666 Subscriber Options and thereafter in multiples of 1000 Shares and 33 Subscriber Options.

nter the **TOTAL AMOUNT** of application money payable.

o calculate the amount multiply the number of shares applied for by $0.40 or use the ready reckoner on at the foot of this page.

:nter the **FULL NAME(S)** and **TITLE(S)** of all legal entities that are to be recorded as the registered holder(s).

Refer to the **Name Standards** below for guidance on valid registration.

:nter the **POSTAL ADDRESS** for all communications from the Company. Only one address can be recorded.

:nter telephone numbers and a contact person the registry can speak to if they have any queries regarding this application.

f you are sponsored in CHESS by a stockbroker or other CHESS participant enter your Holder Identification Number (HIN).

:nter the tax file number(s) of the applicants. With a joint holding, only the tax file numbers of two holders are required.

Payment must be made in **Australian Currency** and cheques must be drawn on an **Australian Bank**.

Cheques or bank drafts must be payable to **BIONOMICS LIMITED SHARE OFFER** and crossed **Not Negotiable**.

Cheques not properly drawn will be rejected.

Cheques will generally be deposited on the day of receipt. If cheques are dishonoured the application may be rejected.

Before completing the Application Form the applicant(s) should read the Prospectus to which the application relates. The Applicant(s) agree(s) that this application is for Shares and Subscriber Options in Bionomics Limited upon and subject to the terms of the Prospectus, agree(s) to take any number of Shares (and that number of Subscriber Options derived from that number of Shares on a one for three basis) equal to or less than the number of Shares indicated in Box A that may be allotted to the applicants pursuant to the Prospectus and declare(s) that all details and statements made are complete and accurate. It is not necessary to sign the Application form.

rward your completed application together with the application money to:

Bionomics Limited Share Offer **Taylor Collison Limited** **GPO Box 2046** **ADELAIDE SA 5001**	**OR**	**Bionomics Limited Share Offer** **Taylor Collison Limited** **Level 2, 12 Pirie Street** **ADELAIDE SA 5000**

Applications must be received by no later than 5:00pm on Monday, 16 December, 1999.

ame Standards

- Only legal entities may be registered as the holders of securities.
- The full and correct name of each entity must be shown.
- Salutations such as MR, MRS & MS should be included.
- Securities cannot be registered in the name of a trust and no trust can be implied.
- Securities should not be registered in the name of a minor or a deceased person.
- An account designation can be included. If shown, it must be contained within one line and within the "<>" symbols. The last word of the designation must be ACCOUNT or A/C.

Type of Investor	Correct Form of Registration	Incorrect Form of Registration
Individual Use given names in full, not initials	Mr John Alfred Smith	J A Smith
Company Use the company's full title, not abbreviations	ABC Pty Ltd	P/L or ABC Co
Joint Holdings Use full and complete names	Mr Peter Robert Williams & Ms Louise Susan Williams	Pe bert & Lou Villiams
Trusts Use the trustee(s) personal name(s).	Mrs Susan Jane Smith <Sue Smith Family A/C>	Sue Sm nily Trust
Deceased Estates Use the executor(s) personal name(s).	Ms Jane Mary Smith & Mr Frank William Smit <Est John Smith A/C>	Estate of late Smith or John Smith Dece
Minor (a person under the age of 18) Use the name of a responsible adult with a appropriate designation.	Mr John Alfred Smith <Peter Smith A/C>	Master Peter Sm
Partnerships Use the partners personal names.	Mr John Robert Smith & Mr Michael John Smith <John Smith and Son A/C>	John Smith on
Long Names	Mr John William Alexander Robertson-Smith	Mr A Robertson-Smith
Clubs/Unincorporated Bodies/Business Names Use office bearer(s) personal name(s).	Mr Michael Peter Smith <ABC Tennis Association A/C>	Tennis Association
Superannuation Funds Use the name of the trustee of the fund.	Jane Smith Pty Ltd <Super Fund A/C>	Jane Smith Pty Ltd Superannuation Fund

Ready Reckoner – How to calculate application money payable

To calculate the application money payable multiply the number of shares applied for by $0.40

The application money payable for some common share quantities is shown below.

Shares	Subscriber Options	Amount	Shares	Subscriber Options	Amount
5,000	1,666	$2,000	11,000	3,666	$4,400
6,000	2,000	$2,400	12,000	4,000	$4,800
7,000	2,333	$2,800	13,000	4,333	$5,200
8,000	2,666	$3,200	14,000	4,666	$5,600
9,000	3,000	$3,600	15,000	5,000	$6,000
10,000	3,333	$4,000	16,000	5,333	$6,400

PIN CHEQUES HERE
DO NOT STAPLE

Bionomics Limited

A.C.N. [075 582 740]

PUBLIC SHARE OFFER

APPLICATION FORM

Share Registrars use only

Broker Reference – Stamp Only

Broker Code

Advisor Code

To meet the requirement of the Corporations Law, this Application Form must not be handed on unless attached to the Prospectus.

PLEASE READ ALL INSTRUCTIONS ON THE REVERSE OF THIS FORM

A I/We apply for ______ Shares in Bionomics Limited at A$0.40 per share
or such lesser number of shares which may be allocated to me/us by the Directors

B I/We lodge full application monies

C Full name (PLEASE PRINT)
Title, Given Name(s) & Surname or Company Name
Joint Applicant #2 or <designated account>
Joint Applicant #3 or <designated account>

D Postal Address (PLEASE PRINT)
Street Number Street
Suburb/Town State Post Code

E Contact Name
Telephone Number – Business Hours
Telephone Number — After Hours

F CHESS HIN (where applicable)

G Tax File Number or Exemption | Applicant #2 | Applicant #3

H Cheque Details

Drawer	Bank	Branch	BSB	Amount of Cheque

I I/We declare that this application is completed according to the declaration/appropriate statements on the reverse of this form and agree to be bound by the Constitution of Bionomics Limited.

Returning the Application Form with your cheque for the application monies will constitute your offer to subscribe for shares in the Company.

NO SIGNATURE IS REQUIRED

... this Application Form

se complete all relevant sections of the Application Form using BLOCK LETTERS

nter the **NUMBER OF SHARES** you wish to apply for.

.pplications must be for the minimum of 5,000 Shares and 1,666 Subscriber Options and thereafter in multiples of 1000 Shares and 33 Subscriber Options.

.nter the **TOTAL AMOUNT** of application money payable.

'o calculate the amount multiply the number of shares applied for by $0.40 or use the ready reckoner on at the foot of this page.

:nter the **FULL NAME(S)** and **TITLE(S)** of all legal entities that are to be recorded as the registered holder(s).

Refer to the **Name Standards** below for guidance on valid registration.

:nter the **POSTAL ADDRESS** for all communications from the Company. Only one address can be recorded.

Enter telephone numbers and a contact person the registry can speak to if they have any queries regarding this application.

f you are sponsored in CHESS by a stockbroker or other CHESS participant enter your Holder Identification Number (HIN).

Enter the tax file number(s) of the applicants. With a joint holding, only the tax file numbers of two holders are required.

Payment must be made in **Australian Currency** and cheques must be drawn on an **Australian Bank.**

Cheques or bank drafts must be payable to **BIONOMICS LIMITED SHARE OFFER** and crossed **Not Negotiable.**

Cheques not properly drawn will be rejected.

Cheques will generally be deposited on the day of receipt. If cheques are dishonoured the application may be rejected.

Before completing the Application Form the applicant(s) should read the Prospectus to which the application relates. The Applicant(s) agree(s) that this application is for Shares and Subscriber Options in Bionomics Limited upon and subject to the terms of the Prospectus, agree(s) to take any number of Shares (and that number of Subscriber Options derived from that number of Shares on a one for three basis) equal to or less than the number of Shares indicated in Box A that may be allotted to the applicants pursuant to the Prospectus and declare(s) that all details and statements made are complete and accurate. It is not necessary to sign the Application form.

rward your completed application together with the application money to:

Bionomics Limited Share Offer **Taylor Collison Limited** **GPO Box 2046** **ADELAIDE SA 5001**	**OR**	**Bionomics Limited Share Offer** **Taylor Collison Limited** **Level 2, 12 Pirie Street** **ADELAIDE SA 5000**

Applications must be received by no later than 5:00pm on Monday, 16 December, 1999.

ame Standards

- Only legal entities may be registered as the holders of securities.
- The full and correct name of each entity must be shown.
- Salutations such as MR, MRS & MS should be included.
- Securities cannot be registered in the name of a trust and no trust can be implied.
- Securities should not be registered in the name of a minor or a deceased person.
- An account designation can be included. If shown, it must be contained within one line and within the "<>" symbols. The last word of the designation must be ACCOUNT or A/C.

Type of Investor	Correct Form of Registration	Incorrect Form of Registration
Individual Use given names in full, not initials	Mr John Alfred Smith	J A Smith
Company Use the company's full title, not abbreviations	ABC Pty Ltd	P/L or ABC Co
Joint Holdings Use full and complete names	Mr Peter Robert Williams & Ms Louise Susan Williams	Pe bert & Lou Villiams
Trusts Use the trustee(s) personal name(s).	Mrs Susan Jane Smith <Sue Smith Family A/C>	Sue Sm mily Trust
Deceased Estates Use the executor(s) personal name(s).	Ms Jane Mary Smith & Mr Frank William Smit <Est John Smith A/C>	Estate of late Smith or John Smith Dece
Minor (a person under the age of 18) Use the name of a responsible adult with a appropriate designation.	Mr John Alfred Smith <Peter Smith A/C>	Master Peter Sm
Partnerships Use the partners personal names.	Mr John Robert Smith & Mr Michael John Smith <John Smith and Son A/C>	John Smith on
Long Names	Mr John William Alexander Robertson-Smith	Mr A Robertson-Smith
Clubs/Unincorporated Bodies/Business Names Use office bearer(s) personal name(s).	Mr Michael Peter Smith <ABC Tennis Association A/C>	Tennis Association
Superannuation Funds Use the name of the trustee of the fund.	Jane Smith Pty Ltd <Super Fund A/C>	Jane Smith Pty Ltd Superannuation Fund

Ready Reckoner – How to calculate application money payable

To calculate the application money payable multiply the number of shares applied for by $0.40

The application money payable for some common share quantities is shown below.

Shares	Subscriber Options	Amount	Shares	Subscriber Options	Amount
5,000	1,666	$2,000	11,000	3,666	$4,400
6,000	2,000	$2,400	12,000	4,000	$4,800
7,000	2,333	$2,800	13,000	4,333	$5,200
8,000	2,666	$3,200	14,000	4,666	$5,600
9,000	3,000	$3,600	15,000	5,000	$6,000
10,000	3,333	$4,000	16,000	5,333	$6,400

